Form 20-F
period 2008-12-31
AEI
filed 2009-05-22
CIK 1387685

As filed with the Securities and Exchange Commission on May 21, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

Commission File Number: 000-53606

AEI
(exact name of registrant as specified in its charter)
Cayman Islands
(jurisdiction of incorporation or organization)

Clifton House, 75 Fort Street, P.O. Box 190GT
George Town, Grand Cayman, Cayman Islands
(address of principal executive offices)

Maureen J. Ryan
Executive Vice President, General Counsel and Chief Compliance Officer, AEI Services LLC
700 Milam, Suite 700, Houston, Texas 77002 (713) 345-5200 maureen.ryan@aeienergy.com
(name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares $0.002 par value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was:

224,624,481 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No ☑

If this report is an annual report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐     No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐     No ☑

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☑

INTRODUCTION

AEI was incorporated in the Cayman Islands in June 2003. In this annual report, the terms “AEI,” “we,” “us,” “our” and “our company” means AEI and its subsidiaries, unless otherwise indicated. Our principal executive offices are located at Clifton House, 75 Fort Street, P.O. Box 190GT, George Town, Grand Cayman, Cayman Islands and our telephone number is 345-949-4900. The principal executive offices of our wholly owned affiliate AEI Services LLC, which provides management services to us, are located at 700 Milam, Suite 700, Houston, TX 77002, and its telephone number is 713-345-5200.

BUSINESS OF AEI

AEI owns and operates essential energy infrastructure businesses in emerging markets worldwide, with more than $9.2 billion in revenues in 2008. AEI manages interests in a group of 39 energy companies with operations in 19 countries, approximately 14,230 employees, and more than 6.6 million customers. The Company operates businesses in Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution, and Retail Fuel, with approximately 25,400 miles of gas and liquids pipelines, 104,000 miles of power distribution lines, over 2,327 gasoline stations and a gross installed capacity of over 2,214 MW. To learn more, please visit our web site at www.aeienergy.com and “Item 4, Information on the Company — A. History and Development”.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. From time to time we disclose non-GAAP financial measures, primarily Adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization of long-lived assets, and net debt, or total debt less cash. The non-GAAP financial measures described herein or in other documents we issue are not a substitute for the GAAP measures of earnings and liquidity, for which management has responsibility.

We sometimes use Adjusted EBITDA in our communications with investors, financial analysts and the public. We define Adjusted EBITDA as net income (loss) excluding the impact of disposal of discontinued operations, income (loss) from discontinued operations, minority interests, provision (benefit) for income taxes, gain (loss) on early retirement of debt, interest expense and depreciation and amortization, interest income, foreign currency transaction gain (loss), net, gain (loss) on disposition of assets and other income (expense), net, excluding other charges. Adjusted EBITDA is a basis upon which we assess our financial performance. Adjusted EBITDA is generally perceived as a useful and comparable measure of operating performance. For example, interest expense, interest income and gain (loss) on early retirement of debt are dependent on the capital structure and credit rating of a company. However, debt levels, credit ratings and, therefore, the impact of interest expense, interest income and gain (loss) on early retirement of debt on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result being that their effective tax rates and tax expense can vary considerably. Likewise, different ownership structures among companies can cause significant variability in the impact of minority interest on earnings. Companies also differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation (straight-line, accelerated, units of production) method, which can result in considerable variability in depreciation and amortization expense between companies. Certain other items that may fluctuate over time as a result of external factors over which management has little to no control, such as foreign currency transaction gain (loss) and other charges, can vary not only among companies but within a particular company across time periods, and thus significantly impact the comparability of earnings both externally and from period to period. Finally, the effects of discontinued operations can distort comparability as well as expectations of future financial performance. Thus, for comparison purposes with other companies, management believes, based on discussions with analysts and other users of the financial statements, that Adjusted EBITDA can be useful as an objective and comparable measure of operating profitability because it excludes these elements of earnings that may not consistently provide information about the current and ongoing operations of existing assets. Accordingly, although Adjusted EBITDA and other non-GAAP measures as calculated by us may not be comparable to calculations of similarly titled measures by other companies, management believes that disclosure of Adjusted EBITDA can provide useful information to investors, financial analysts and the public in their evaluation of our operating performance.

We sometimes report net debt in our communications with investors, financial analysts and the public. We define net debt as total debt less cash and cash equivalents, current restricted cash and non-current restricted cash. Net debt, both on a consolidated basis and for our individual operating companies, is perceived as a useful and comparable measure of our liquidity. Debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary in significance between companies. Thus, for comparison purposes, management believes that net debt can be useful as an objective and comparable measure of our liquidity because it recognizes the net cash position of the current operations. Accordingly, management believes that disclosure of net debt can provide useful information to investors, financial analysts and the public in their evaluation of our liquidity.

Management utilizes the non-GAAP measures of Adjusted EBITDA and net debt as key indicators of the financial performance and liquidity of our reporting segments and the underlying businesses. Adjusted EBITDA and net debt are calculated for the annual budgeting process and are reported upon in our monthly and quarterly internal reporting processes. Our key valuation multiples are computed using Adjusted EBITDA and net debt. In addition, the primary ratio for determining the level of our investment capacity utilizes Adjusted EBITDA and net debt as inputs. Finally, these metrics are analyzed and summarized for discussions or presentations to our equity and debt investors and analysts.

For the reconciliation of Adjusted EBITDA and net debt to GAAP measures, see “Item 3. Key Information — A. Selected Financial Data.”

v

PRESENTATION OF INFORMATION

This annual report is based on information provided by us and by other sources that we believe are reliable. This annual report summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this annual report.

This annual report includes information regarding corporate ratings from ratings agencies. Ratings are not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from the rating agency.

In this annual report, unless otherwise specified or if the context so requires, references to:

•	“Argentine pesos” or “AR$” are to the lawful currency of Argentina;

•	“Brazilian real,” “Brazilian reais” or “R$” are to the lawful currency of Brazil;

•	“Chinese renminbi” or “CNY” are to the lawful currency of China;

•	“Colombian pesos” or “COP” are to the lawful currency of Colombia;

•	“Dominican pesos” or “DOP” are to the lawful currency of the Dominican Republic;

•	“Guatemalan quetzals” or “GTQ” are to the lawful currency of Guatemala;

•	“Pakistani rupees” or “PKR” are to the lawful currency of Pakistan;

•	“Panamanian balboas” are to the lawful currency of Panama;

•	“Peruvian nuevos soles” are to the lawful currency of Peru;

•	“Polish zlotys” or “PLN” are to the lawful currency of Poland;

•	“New Turkish lira” or “TRY” are to the lawful currency of Turkey;

•	“Dollars,” “U.S. dollars,” “$” or “U.S.$” are to the lawful currency of Ecuador, El Salvador, Panama and the United States; and

•	“Venezuelan bolívares” are to the lawful currency of Venezuela.

For additional defined terms, see “Glossary of Technical Terms” and “Glossary of Defined Terms,” included elsewhere in this annual report.

FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements (particularly in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”). These forward-looking statements are based principally on our current expectations and on projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including factors such as:

•	Our businesses are primarily in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our revenues, results of operations or financial condition.

•	Governments exercise a greater degree of influence over the economies in which we operate and invest compared to those in developed economies. This influence, as well as political and economic conditions, could adversely affect our businesses.

•	The uncertainty of the legal and regulatory environment in certain countries in which we operate, develop, or build energy infrastructure assets may make it more difficult for us to enforce our respective rights under agreements relating to our businesses.

•	Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our business, financial condition and results of operations.

•	Most of our businesses are subject to significant governmental regulations and our business, results of operations, cash flows and financial condition could be adversely affected by changes in the law or regulatory schemes.

•	The tariffs of most of our business segments are regulated and periodically revised by regulators. Reductions in tariffs could result in the inability of our businesses to maintain current operating margins and to recover operating costs, including commodity costs, and/or investments.

•	The operation of our businesses involve significant risks that could lead to lost revenues, increased expenses, or termination of agreements.

•	Other risk factors set forth in “Item 3. Key Information — D. Risk Factors.”

The words “believe,” “expect,” “continue,” “understand,” “hope,” “estimate,” “will,” “may,” “might,” “should,” “intend” and other similar expressions are intended to identify forward-looking statements and estimates. Such statements refer only to the date on which they were expressed and we assume no obligation to publicly update or revise any such estimates resulting from new information or any other events. As a result of the inherent risks and uncertainties involved, the forward-looking statements included in this annual report may not be accurate and our future results of operations and performance may differ materially from those set out for a number of different reasons. No forward-looking statement in this annual report is a guarantee of future performance and each estimate involves risks and uncertainties.

Investors are cautioned not to place undue reliance on any forward-looking statements.

GLOSSARY OF TECHNICAL TERMS

Certain terms used in this annual report are defined below:

Availability	For power plants, the ratio of the difference between maximum MWh that could be produced and MWh not produced due to planned and unplanned outages to maximum MWh that could be produced expressed as a percentage; for pipelines, the ratio of the difference between the maximum volume programmed to be transported and the volume not transported due to planned and unplanned restrictions/outages to the maximum volume programmed to be transported expressed as a percentage; and for gas plants, the ratio of the difference between the maximum volume that could be produced and the volume not produced due to planned and unplanned restrictions/outages to the maximum volume that could have been produced expressed as a percentage

Bcf/d	Billion cubic feet per day

BOMT	Build, operate, maintain and transfer agreement

BOT	Build, operate and transfer agreement

BTU	British thermal unit

Btu/kWh	British thermal unit/kilowatt hour

CNG	Compressed natural gas

DEC	Duration of outages (measured in hours per customer) as defined by ANEEL

FEC	Frequency of outages (measured in occurrences per customer) as defined by ANEEL

GJ	Gigajoule

GW	Gigawatt

GWh	Gigawatt hour

HRSG	Heat recovery steam generator

ISO	International Organization for Standardization

ISO 9001	ISO standards for quality management

ISO 14001	ISO standards for environmental management

kWh	Kilowatt hour

kV	Kilovolt

LDC	Local distribution company

Lost Time Incident	Any work-related injury or illness that prevents an employee (or contractor) from returning to work on his next regularly scheduled work shift; does not include restricted work cases, medical treatment cases, or sport injuries that occur on company premises during employee leisure time

Lost Time Incident Rate	Number of Lost Time Incidents multiplied by 200,000 divided by the number of man-hours worked and is generally calculated as annual and 12-month rolling

LPG	Liquefied petroleum gas

MMb/day	Million barrels per day

MMBtu	Million British thermal units

mmcfd	Million cubic feet per day

MVA	Megavolt ampere

MW	Megawatt

MWh	Megawatt hour

NGL	Natural gas liquids

OHSAS 18001	Occupational Health and Safety Assessment Series standards for occupational health and safety management systems

Reliability	For power plants, the ratio of the difference between maximum MWh that could be produced and MWh not produced as a result of unplanned outages to maximum MWh that could be produced expressed as a percentage; for pipelines, the ratio of the difference between the maximum volume programmed to be transported and the volume not transported due to unplanned restrictions/outages to the maximum volume programmed to be transported expressed as a percentage; and for gas plants, the ratio of the difference between the maximum volume that could be produced and the volume not produce due to unplanned restrictions/outages to the maximum volume that could be produced expressed as a percentage

SAIDI	System average interruption duration index; duration of outages (measured in hours per customer) as defined by the Institute of Electrical and Electronic Engineers

SAIFI	System average interruption frequency index; frequency of outages (measured in occurrences per customer) as defined by the Institute of Electrical and Electronic Engineers

TWh	Terawatt hour

GLOSSARY OF DEFINED TERMS

Certain terms used in this annual report are defined below:

AEI Delaware	AEI LLC (formerly known as Ashmore Energy International LLC), a Delaware limited liability company

AEIL	Ashmore Energy International Limited, a Cayman Islands company

AESEBA	AESEBA S.A., an Argentine company that holds a controlling interest in EDEN

ANEEL	Brazilian National Electric Energy Agency (Agência Nacional de Energia Elétrica)

Amayo	Consorcio Eolico Amayo S.A.

ASEP	Panamanian National Authority of Public Services (Autoridad Nacional de los Servicios Públicos)

Ashmore	Ashmore Investment Management Limited, an emerging markets investment manager

Ashmore Funds	Investment funds directly or indirectly managed by Ashmore

BBPL	Bolivia-to-Brazil Pipeline which comprises GTB and TBG

BLM	Bahía Las Minas Corp., our Panamanian Power Generation business which we sold on March 14, 2007

BMG	Beijing Macrolink Gas Co. Ltd., our Chinese Natural Gas Distribution business

BNDES	Brazilian Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social)

BOTAŞ	Boru Hatlari Ile Petrol Tasima A.S., the Turkish government owned natural gas monopoly

Brazilian MME	Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia)

Cálidda	Gas Natural de Lima y Callao S.A., our Peruvian Natural Gas Distribution business

Chilquinta	Chilquinta Energia S.A. and associated companies, our Power Distribution business in Chile

CDEEE	Dominican Corporation of State-owned Electricity Companies (Corporación Dominicana de Empresas Eléctricias Estatales)

CIESA	Compañía de Inversiones de Energía S.A., an Argentine energy company that holds a controlling interest in TGS and in which we hold debt instruments

Colombian MME	Colombian Ministry of Mines and Energy

CREG	Colombian Regulatory Commission for Energy and Gas (Comisión de Regulación de Energía y Gas)

Cuiabá Integrated Project	Integrated project in Bolivia and Brazil consisting of EPE, GOB, GOM and TBS

x

DCL	DHA Cogen Limited, our Pakistani power generation and water desalination company

EC	Electricidad de CentroAmerica S.A. de C.V., our wholly owned subsidiary which holds 86.4% of Delsur

EDEN	Empresa Distribuidora de Energía Norte S.A., our Argentine Power Distribution business

EEGSA	Empresa Eléctrica de Guatemala S.A., the Guatemalan power distributor

Elektra	Elektra Noreste, S.A., our Panamanian Power Distribution business

Elektro	Elektro Eletricidade e Serviços S.A., our Brazilian Power Distribution business

Emgasud	Emgasud S.A., an Argentine energy corporation

EMHC	EMHC Ltd., a wholly owned subsidiary of PEI

EMRA	Turkish Energy Market Regulatory Authority

ENS	Elektrocieplownia Nowa Sarzyna Sp.z.o.o., our Polish Power Generation business

EPE	EPE — Empresa Produtora de Energia Ltda., one of our Brazilian Power Generation businesses and part of the Cuiabá Integrated Project

Fenix	Empressa Electrica de Generacion de Chilca S.A., a Peruvian company in the advanced stages of developing a combined cycle power plant in Chilca, Peru

Furnas	Furnas Centrais Elétricas, S.A., one of Brazil’s federally controlled electricity generation companies

GASA	Gas Argentino S.A., which holds a controlling interest in MetroGas and in which we held debt instruments

GBS	Gases de Boyacá y Santander, GBS S.A., one of our Colombian Natural Gas Distribution businesses and part of Promigas

Gazel	Gas Natural Comprimido S.A., one of our Colombian Retail Fuel businesses

GOB	GasOriente Boliviano Ltda., one of our Bolivian Natural Gas Transportation and Services businesses and part of the Cuiabá Integrated Project

GOM	GasOcidente do Mato Grosso Ltda, one of our Brazilian Natural Gas Transportation and Services businesses and part of the Cuiabá Integrated Project

GTB	Gas Transboliviano S.A., one of our Bolivian Natural Gas Transportation and Services businesses and part of the Bolivia-to-Brazil Pipeline

Jaguar	Jaguar Energy Guatemala LLC

JPPC	Jamaica Private Power Company Ltd., our Jamaican Power Generation business

Luoyang	Luoyang Sunshine Cogeneration Co., Ltd., our Chinese Power Generation business

Luz del Sur	Luz del Sur S.A. and associated companies, our Power Distribution business in Peru

MetroGas	MetroGas S.A., an Argentine Natural Gas Distribution business

MIHPS	Ministry of Infrastructure, Housing and Public Services of the Province of Buenos Aires, Argentina

NPC	National Power Corporation of the Philippines

NDRC	National Development and Reform Commission of China

Operadora San Felipe	Operadora San Felipe Limited Partnership, the operator of San Felipe and our wholly owned subsidiary

PDG	Panama Distribution Group, S.A., Panama, holder of AEI’s 51% ownership of Elektra common stock

PDVSA	Petróleos de Venezuela, S.A., the Venezuelan state — owned oil company

PEI	Prisma Energy International Inc., our predecessor

Poliwatt	Poliwatt Limitada, a wholly owned subsidiary of PQP

PPO	Private Power Operators Limited, the operator of JPPC

PQP	Puerto Quetzal Power LLC, our Guatemalan Power Generation business

Promigas	Promigas S.A. ESP, our Colombian company which holds the interests in our Colombian Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuels businesses

Promigas Pipeline	1,297 mile pipeline in Colombia extending along the Atlantic coast from Ballena to Jobo, which is owned by Promigas

PSI	Promigas Servicios Integrados, one of our Colombian Natural Gas Transportation and Services businesses

Repsol	Repsol YPF, S.A., a Spanish integrated oil and gas company

Shell	Royal Dutch Shell plc and its affiliates

SIE	Sociedad de Inversiones de Energía S.A., our Colombian Retail Fuel business

SIGET	El Salvador General Superintendency of Electricity and Telecommunications (Superintendencia General de Electricidad y Telecomunicaciones)

TBG	Transportadora Brasileira Gasoduto Bolivia-Brasil S.A., one of our Brazilian Natural Gas Transportation and Services businesses and part of the Bolivia-to-Brazil Pipeline

TBS	Transborder Gas Services Ltd., one of our Natural Gas Transportation and Services businesses operating in Brazil and Bolivia and part of the Cuiabá Integrated Project

Tecnored	Tecnored S.A., a company that provides electricity maintenance and construction services in Chile

Tecsur	Tecsur S.A., a company that provides electricity maintenance and construction services in Peru

Terpel	Organización Terpel Inversiones S.A., one of our Colombian Retail Fuel businesses

TETAS	Türkiye Elektrik Ticaret ve Taahut A.S., the Turkish state-run electricity contracting and trading company

TGI	Transportadora de Gas del Interior, entity recently privatized by the Colombian government

TGS	Transportadora de Gas del Sur S.A., an Argentine Natural Gas Transportation and Services business

Tongda	Tongda Energy Private Limited, our Chinese Natural Gas Distribution business

Total	Total S.A., a French integrated oil and gas company

Trakya	Trakya Elektrik Uretim ve Ticaret A.S., our Turkish power plant

Transredes	Transredes-Transporte de Hidrocarburos S.A., a Bolivian Natural Gas Transportation and Services business

Vengas	Vengas S.A., a Venezuelan liquid petroleum gas distribution business, in which we sold our interest in November 2007 to PDVSA

YPFB	Yacimientos Petroliferos Fiscales Bolivianos, the Bolivian state-owned energy company

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.	Selected Financial Data

The following tables present selected financial data for AEI, the successor entity, and for both of our predecessor companies, Elektra Noreste, S.A. and Prisma Energy International Inc. We have derived the historical successor AEI financial data for the years ended December 31, 2008, 2007 and 2006 from our audited consolidated financial statements included elsewhere in this annual report. We have derived the historical predecessor Elektra financial data for the 275-day period ended October 2, 2005, the year ended December 31, 2004 and the historical successor AEI financial data for the 90-day period ended December 31, 2005 from audited consolidated financial statements which are not included in this annual report. We have derived the historical predecessor Prisma Energy International Inc. information for the years ended December 31, 2005 and 2004, and the 249-day period ended September 6, 2006 from audited consolidated financial statements, which are not included in this annual report.

The summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, located elsewhere in this annual report.

AEI and Elektra

The following table sets forth the financial results for AEI and the historical predecessor Elektra.

	Elektra Noreste,
	S.A. (Predecessor)		AEI (Successor)
		For the	For the
		275-Day	90-Day
		Period	Period
		From	From	For the	For the	For the
	For the	January 1,	October 3,	Year	Year	Year
	Year Ended	2005 to	2005 to	Ended	Ended	Ended
	December 31,	October 2,	December 31,	December 31,	December 31,	December 31,
	2004	2005	2005	2006(1)	2007	2008
	Millions of dollars (U.S.)		Millions of dollars (U.S.) except per share data
Statement of Operations Data:
Revenues	$225	$200	$72	$946	$3,216	$9,211
Cost of sales	152	140	53	566	1,796	7,347
Operating expenses:
Operations, maintenance, general and administrative expenses	31	22	7	193	630	894
Depreciation and amortization	11	9	3	59	217	268
Taxes other than income	—	1	—	7	43	43
Other charges	—	—	—	—	50	56
(Gain) loss on disposition of assets	—	1	—	7	(21)	(93)
Equity income from unconsolidated affiliates	—	—	—	37	76	117

Operating income	32	27	9	151	577	813
Interest income	—	1	—	71	110	88
Interest expense	(4)	(6)	(3)	(138)	(306)	(378)
Foreign currency transactions gain (loss), net	—	—	—	(5)	19	(56)
Loss on early retirement of debt	—	—	—	—	(33)	—
Other income (expense), net	—	—	—	7	(22)	9

Income before income taxes and minority interests	28	22	6	86	345	476
Provisions for income tax	(8)	(7)	(2)	(84)	(193)	(194)
Minority interests	—	—	(2)	(20)	(65)	(124)

Income (loss) from continuing operations	—	—	—	(18)	87	158
Income from discontinued operations, net of tax	—	—	—	7	3	—
Gain from disposal of discontinued operations, net of tax	—	—	—	—	41	—

Net income (loss)	$20	$15	$2	$(11)	$131	$158

Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$28	$19	$12	$155	$686	$508
Investing activities	(16)	(13)	(6)	(1,729)	(1,151)	(414)
Financing activities	(7)	(12)	(5)	2,395	88	173
Capital expenditures	(18)	(13)	(6)	(76)	(249)	(372)
Other Financial Data:
Adjusted EBITDA(2)				217	823	1,044
Basic and diluted earnings per share:
Income (loss) from continuing operations				(0.09)	0.42	0.73
Net income (loss)				(0.05)	0.63	0.73
Weighted average shares outstanding				202	209	218

	Elektra Noreste, S.A.
	(Predecessor)	AEI (Successor)
	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2005	2006	2007	2008
Balance Sheet Data:
Property, plant and equipment (net)	$221	$228	$2,307	$3,035	$3,524
Total assets	282	568	6,134	7,853	8,953
Long-term debt	95	90	2,390	2,515	3,415
Total debt	100	100	2,677	3,264	3,962
Net debt(2)	91	91	1,591	2,525	3,094
Total shareholders’ equity	110	327	1,441	1,858	1,830

(1)	Includes Elektra on a consolidated basis for the entire year and PEI on the equity method basis from June through August and on a consolidated basis from September to December.

(2)	See “Non-GAAP Financial Measures.”

Net debt as indicated in the table above is reconciled below:

	Elektra Noreste, S.A.
	(Predecessor)	AEI (Successor)
	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2005	2006	2007	2008
Total debt	$100	$100	$2,677	$3,264	$3,962
Less
Cash and cash equivalents	(7)	(6)	(830)	(516)	(736)
Current restricted cash	—	—	(117)	(95)	(83)
Non-current restricted cash	(2)	(3)	(139)	(128)	(49)

Net debt	$91	$91	$1,591	$2,525	$3,094

The following table sets forth the reconciliation of net income to Adjusted EBITDA for AEI for the year ended December 31, 2008 on a consolidated basis and by segment.

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Total
	Millions of dollars (U.S.)

Net income (loss)	$209	$(16)	$53	$26	$17	$(131)	$158
Depreciation and amortization	138	24	21	18	61	6	268
Minority interests	12	(49)	21	30	93	17	124
Provision for income taxes	110	43	25	28	21	(33)	194
Interest expense	134	45	44	19	53	83	378
Subtract:
Interest income	54	14	6	2	9	3	88
Foreign currency transaction gain (loss), net	(5)	(25)	(1)	(3)	(28)	6	(56)
(Gain) loss on disposition of assets	19	—	—	—	(69)	(43)	(93)
Other charges	—	44	—	—	—	12	56
Other income (expense), net	(11)	19	10	(1)	(15)	7	9

Adjusted EBITDA	584	83	149	123	210	(105)	1,044

The following table sets forth the reconciliation of net income to Adjusted EBITDA for AEI for the year ended December 31, 2007 on a consolidated basis and by segment.

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Total
	Millions of dollars (U.S.)

Net income (loss)	$227	$83	$53	$22	$55	$(309)	$131
Depreciation and amortization	139	42	20	8	3	5	217
Minority interests	11	10	15	31	13	(15)	65
Provision for income taxes	105	(16)	29	20	12	43	193
Interest expense	90	41	42	14	12	107	306
Subtract:
Income from discontinued operations	—	—	—	—	3	—	3
Gain from disposal of discontinued operations	—	—	—	—	41	—	41
Interest income	58	27	7	2	2	14	110
Foreign currency transaction gain (loss), net	3	19	(3)	2	—	(2)	19
(Gain) loss on disposition of assets	10	(21)	(6)	(3)	(1)	—	(21)
Other charges	—	50	—	—	—	—	50
Loss on early retirement of debt	—	—	—	—	—	(33)	(33)
Other income (expense), net	(2)	(5)	6	(2)	(2)	(17)	(22)

Adjusted EBITDA	$523	$148	$143	$90	$50	$(131)	$823

The following table sets forth the reconciliation of net income to Adjusted EBITDA for AEI for the year ended December 31, 2006 on a consolidated basis and by segment.

			Natural Gas
	Power	Power	Transportation	Natural Gas
	Distribution	Generation	and Services	Distribution	Retail Fuel	Other	Total
	Millions of dollars (U.S.)

Net income (loss)	$93	$18	$15	$1	$2	$(140)	$(11)
Depreciation and amortization	47	9	2	—	1	—	59
Minority interests	9	8	3	—	—	—	20
Provision for income taxes	40	32	4	—	5	3	84
Interest expense	27	18	5	—	2	86	138
Subtract:
Income from discontinued operations	—	—	—	—	7	—	7
Interest income	20	11	—	—	—	40	71
Foreign currency transaction gain (loss), net	(4)	(1)	—	—	—	—	(5)
(Gain) loss on disposition of assets	7	—	—	—	—	—	7
Other income (expense), net	2	5	7	—	—	(7)	7

Adjusted EBITDA	$205	$70	$22	$1	$3	$(84)	$217

PEI

The following table sets forth the financial results for the historical predecessor, Prisma Energy International Inc.

	Prisma Energy International Inc. (Predecessor)
			For the 249-Day
	For the Year Ended	For the Year Ended	Period Ended
	December 31, 2004	December 31, 2005	September 6, 2006
	Millions of dollars (U.S.)

Statement of Operations Data:
Revenues	$1,187	$1,901	$1,414
Cost of sales	575	930	750
Operating expenses
Operations, maintenance, general and administrative	233	387	233
Depreciation and amortization	77	101	63
Taxes other than income	20	31	32
Loss on disposition of assets	3	14	6
Equity income from unconsolidated affiliates	111	109	35

Operating income	390	547	365
Interest income from unconsolidated affiliates	—	4	2
Interest income	41	97	80
Interest expense	(65)	(104)	(96)
Foreign currency transaction gain (loss), net	74	95	17
Other income (expense), net	82	71	26

Income before income taxes and minority interest	522	710	394
Provision for income taxes	112	181	209
Minority interest	16	79	21

Net income	$394	$450	$164

Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$304	$507	$448
Investing activities	9	186	(448)
Financing activities	(169)	(169)	(580)
Capital expenditures	(53)	(97)	(72)

	Prisma Energy International Inc. (Predecessor)
	As of	As of
	December 31, 2004	December 31, 2005
	Millions of dollars (U.S.)

Balance Sheet Data:
Property, plant and equipment (net)	$1,673	$1,629
Total Assets	4,145	4,759
Long-term debt	622	748
Total debt	838	870
Net debt(1)	174	(375)
Total shareholders’ equity	2,080	2,471

(1)	See “Non-GAAP Financial Measures.”

Net debt as indicated in the table above is reconciled below:

	Prisma Energy International Inc. (Predecessor)
	As of	As of
	December 31, 2004	December 31, 2005
	Millions of dollars (U.S.)

Total debt	$838	$870
Less
Cash and cash equivalents	(489)	(1,046)
Current restricted cash	(144)	(150)
Non-current restricted cash	(31)	(49)

Net debt	$174	$(375)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Associated with the Countries in which We Operate

Our businesses are primarily in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our revenues, results of operations or financial condition.

We have operations and/or development activities in emerging markets including Argentina, Bolivia, Brazil, Chile, China, Colombia, Dominican Republic, Ecuador, El Salvador, Guatemala, Jamaica, Mexico, Nicaragua, Pakistan, Panama, Peru, Poland, Turkey and Venezuela. We expect that in the future we will have additional operations in these or other countries with similar political, economic and social conditions. We derive our revenue primarily from the sale, distribution and transportation of electricity, natural gas and liquid fuels. Energy demand is driven by economic conditions in the countries in which we operate. Many of these countries have a history of economic instability. Our results of operations and financial condition are to a large extent dependent upon the overall level of economic activity, political and social stability in these emerging markets. Should economic conditions deteriorate in emerging markets generally, our revenues will likely decrease.

Governments exercise a greater degree of influence over the economies in which we operate and invest compared to those in developed economies. This influence, as well as political and economic conditions, could adversely affect our businesses.

Governments in many of the markets in which we operate frequently intervene in the economy and occasionally make significant changes in monetary, credit and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict, what measures or policies governments may take in the future. The business, financial condition and results of operations of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:

•	consumption of electricity and natural gas;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	fiscal policy;

•	tax laws, including the effect of tax laws on distributions from our subsidiaries;

•	import/export restrictions; and

•	other political, social and economic developments in or affecting the country where each business is based.

Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets.

Due to populist political trends that have become more prevalent in Latin America over recent years, some of the administrations in countries where we operate might seek to promote efforts to increase government involvement in regulating economic activity, including the energy sector, which could result in the introduction of additional political factors in economic decisions. For example, as described later, Bolivia has nationalized natural gas and petroleum assets and Venezuela has nationalized parts of its hydrocarbon and electricity infrastructure.

The uncertainty of the legal and regulatory environment in certain countries in which we operate, develop, or build infrastructure assets may make it more difficult for us to enforce our respective rights under agreements relating to our businesses.

Newly formed or evolving energy regulatory regimes create an environment of uncertainty with respect to the rules and processes that govern the operation of our businesses. In addition, policy changes resulting from changes in governments or political regimes cannot be predicted and can potentially impact our businesses in a negative way.

Although we may have legal recourse to enforce our rights under agreements to which we are a party and recover damages for breaches of those agreements, such legal proceedings are costly and may not be successful or resolved in a timely manner, and such resolution may not be enforced. Areas in which we may be affected include:

•	forced renegotiation or modification of concession and purchase agreements,

•	termination of permits or concessions and compensation upon any such termination, and

•	threatened withdrawal of countries from international arbitration conventions.

Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our business, financial condition and results of operations.

We operate exclusively outside the United States and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, and from transaction exposure associated with generating revenues, incurring expenses in different currencies and devaluation of local currency revenues impairing the value of the investment in U.S. dollars. While our consolidated financial statements are reported in U.S. dollars, the financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying an appropriate exchange rate. Fluctuations in exchange rates and currency devaluations also affect our cash flow as cash distributions received from those of our subsidiaries operating in local currencies might be different from forecasted distributions due to the effect of exchange rate movements. Accordingly, changes in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings, assets and cash flows. Most countries in which we operate use local currencies, many of which have fluctuated significantly against the U.S. dollar in the past. Where possible, we match external indebtedness in the functional currency of the subsidiary. There may be instances where this is not possible or uneconomical. As a result, currency fluctuations may affect the earnings of that entity and may have an affect on our consolidated earnings.

Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our business, results of operations, cash flows and financial condition could be adversely affected.

Existing and new exchange rate controls and/or restrictions on transfers to foreign investors of proceeds from their investments and/or measures to control the proceeds that enter into the country would restrict or impair our ability to receive distributions from our subsidiaries or could affect our ability to access the international capital markets and could adversely affect our business, results of operations, cash flows and financial condition.

The governments of several countries in which we operate, such as Argentina, Brazil and China, have periodically implemented policies imposing restrictions on the remittance to foreign investors of proceeds from their investments and/or restricting the inflow of funds to such countries in order to control inflation, limit currency volatility and improve local economic conditions. Furthermore, restrictions on transfers of funds abroad can also impair the ability of our subsidiaries to access capital markets, prevent them from servicing debt obligations that are denominated in U.S. dollars or other non-local currencies and prevent them from paying dividends to us. If a significant number of our operating subsidiaries are unable to make distributions to us because of restrictions on the transfers of currencies, we may not have sufficient liquidity to meet our operational and financial obligations.

We may be affected by terrorism, border conflict, or civil unrest in the countries in which we operate, which could affect our assets, our ability to operate and our personnel.

A number of the countries in which we operate are subject to internal or border civil conflicts or unrest, which could affect our assets, our ability to operate and our personnel. In the past, we occasionally experienced attacks on our assets. No material loss has occurred as a result of any of the attacks or incidents. The possibility of an attack on infrastructure that will directly affect the operation of our businesses is an ongoing threat, the timing and impact of which cannot be predicted and which will likely continue for the foreseeable future. A terrorist act against our facilities in any country in which we operate could cause disruptions in our operations, and significant repair costs and delays.

Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our business, financial condition and results of operations.

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate and the ability of their governments to create conditions that would stimulate or maintain economic growth.

Moreover, governmental measures to curb inflation, and speculation about possible future governmental measures, have contributed to the negative economic impact of inflation and have created general economic uncertainty. Our results of operations have been affected from time to time to varying degrees by these conditions.

Future governmental economic measures, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our business, results of operations, cash flows and financial condition.

The Bolivian and Venezuelan governments have recently nationalized or expropriated energy industry assets, and our remaining businesses in Bolivia and Venezuela may also be nationalized or expropriated.

Bolivia has experienced political and economic instability that has resulted in significant changes in its general economic policies and regulations. On May 1, 2006, the Bolivian government purported to nationalize the hydrocarbons industry pursuant to a Supreme Decree. Several subsequent decrees were issued and ultimately the Bolivian government registered 100% of the shares held by TR Holdings in Transredes in YPFB’s name. At that time, TR Holdings had not been compensated for these shares and we filed an arbitration claim against the government, among other things, demanding full compensation. On October 17, 2008, we reached a settlement with the Bolivian government pursuant to which the Bolivian government agreed to pay us $120 million in two installments. The first payment of $60 million was made on October 22, 2008 and the second payment of $60 million was made on March 2, 2009. Upon reaching this settlement, we withdrew the arbitration proceeding. The developments in Bolivia may increase the risk that our other assets in Bolivia, including GTB and GOB, will be subject to expropriation without fair compensation. See “Item 5. Operating and Financial Review and Prospects — Recent Developments — Bolivia Hydrocarbons Nationalization.”

Venezuela has nationalized a significant part of the hydrocarbon and electricity industries and switched its operation agreements to joint ventures with the state owned oil company Petróleos de Venezuela, S.A., or PDVSA. On November 15, 2007, we sold our interests in Vengas S.A., or Vengas, to PDVSA Gas, S.A., a wholly-owned subsidiary of PDVSA, or PDVSA Gas. It is possible that our other asset in Venezuela will be subject to expropriation without fair compensation.

Lack of transparency, threat of fraud, public sector corruption and other forms of criminal activity involving government officials increases risk for potential liability under anti-bribery legislation, including the U.S. Foreign Corrupt Practices Act.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anti-bribery laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business, or otherwise receiving discretionary favorable treatment of any kind and requires the maintenance of internal controls to prevent such payments. In particular, we may be held liable for actions taken by our local partners and agents, even though such parties are not always subject to our control. Any determination that we have violated the FCPA or other anti-bribery laws (whether directly or through acts of others, intentionally or through inadvertence) could result in sanctions that could have a material adverse effect on our business. In addition, when we acquire a new business, we may be required to implement certain measures to ensure its compliance with the FCPA if the new business has not been previously subject to anti-bribery legislation.

Risks Relating to the Industries in which We Operate

Most of our businesses are subject to significant governmental regulations and our business, results of operations, cash flows and financial condition could be adversely affected by changes in the law or regulatory schemes.

We operate energy businesses located in 19 countries and, therefore, we are subject to significant and diverse government regulation. Our inability to forecast, influence or respond appropriately to changes in law or regulatory schemes could adversely impact our results of operations or our ability to meet our projections. Furthermore, changes in laws or regulations or changes in the application or interpretation of regulatory provisions in jurisdictions in which we operate, particularly our regulated utilities where tariffs are subject to regulatory review or approval, could adversely affect our business, including, but not limited to:

•	changes or terminations of key permits, operating licenses, or concessions,

•	changes in the determination, definition or classification of costs to be included as controllable or non-controllable pass-through costs,

•	changes in the methodology of calculating or the timing of tariff revisions and changes in the tariff’s regulated returns,

•	changes in the definition of events which may or may not qualify as changes in economic equilibrium under the terms of concession agreements,

•	rules governing energy supply and purchase contracts,

•	changes in subsidies and/or incentives provided by governments,

•	rules governing dispatch order,

•	methodology of calculating firm capacity payment charges and frequency of adjustment of those charges,

•	calculation of transportation/transmission rates, and

•	other changes in the regulatory determinations under the relevant concessions.

Any of these factors, by itself or in combination with others, could materially and adversely affect our business, results of operations, cash flows and financial condition.

The tariffs of most of our business segments are regulated and periodically revised by regulators. Reductions in tariffs could result in the inability of our businesses to recover operating costs, including commodity costs, and/or investments and maintain current operating margins.

Most of our businesses are subject to tariff regulation by the regulators in the countries in which they operate. Those tariffs are reviewed on a periodic basis and may be reset or reduced. In most of these businesses, to the extent capital expenditures are incurred above the approved amount for a tariff period, the businesses bear the risk of not having the investment recognized during the next rate case review and consequently may not be able to recover the investment. In addition, to the extent that operating costs rise above the level approved in the tariff, the businesses typically bear the risk. Our future tariffs may not permit us to maintain our current operating margins. In addition, to the extent that tariff adjustments are not granted by regulators in a timely manner, our liquidity, results of operations, cash flows and financial condition may be adversely affected.

Some of our markets may face power rationings, which could lead to a reduction in the level and/or growth in electricity consumption and sales.

Some of our Power Distribution companies operate in markets that are highly dependent on hydroelectric generation of electricity, which may significantly affect supply under unfavorable hydrology conditions. Supply may also be affected by other factors limiting investments in new generation capacity and/or the ability of the existing power grid to provide reliable electricity to end users. The volatility of hydroelectric generation and the lack of new generation investment may lead local governments to adopt measures, including rationing, in an attempt to reduce consumption levels. While a power rationing may, in most cases, involve government efforts to avoid material impacts on the financial results of electric distribution companies, conservation efforts and efficiencies achieved during rationing may result in changes in consumption patterns following the rationing, leading to a reduction in the level and/or growth in electricity consumption and sales.

Many of our businesses operate under concessions granted by the various countries in which we operate and we are subject to penalties, including termination of the concession agreements, if we do not comply with the terms of the concession agreements.

We conduct many of our activities pursuant to concession agreements with governmental and regulatory bodies. If we do not comply with the provisions in our concession agreements, regulatory authorities may enforce penalties. Depending on the gravity of the non-compliance, these penalties could include the following:

•	warning notices;

•	fines for breaches of concessions based on a percentage of revenues for the year immediately before the violation date;

•	temporary suspension from participating in bidding processes for new concessions;

•	injunctions prohibiting investments in new facilities and equipment;

•	restrictions to the operations of existing facilities and equipment;

•	intervention by the authority granting our concession; and

•	possible termination of our concession.

In addition, governments have the power to terminate our businesses’ concessions prior to the end of the applicable concession term in the case of our bankruptcy or dissolution, by means of expropriation in the public interest or in the event our businesses fail to comply with applicable legislation.

One or more of our businesses may be penalized for breaching its concession agreement and a business’s concession may be terminated in the future. If a business’s concession agreement were terminated, that business would not be able to operate and sell to its customers in the area covered by its concession. In addition, the compensation to which a business would be entitled upon termination of its concession may not be sufficient for it to realize the full value of its assets, and the payment of that compensation could be delayed for many years.

Any of the foregoing penalties, the intervention of regulatory authorities in our concessions, or termination of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Our business performance may be adversely affected by our ability to address various operating risks typically faced by companies in the energy business.

We face a number of operating risks applicable to companies in the energy business including:

•	periodic service disruptions and variations in power quality in our Power Distribution businesses, which may result in significant revenue loss and potential liabilities to third parties;

•	fluctuations or a decline in aggregate customer demand for energy in line with prevailing economic conditions, which could result in decreased revenues;

•	equipment or other failures at our Power Generation facilities causing unplanned outages;

•	the dependence of our Power Generation facilities on a specified fuel source, including the quality and transportation of fuel, which could impact the operation of those facilities;

•	breakdown or failure of one of our Power Generation facilities may prevent the facility from performing under applicable power sales agreements which, in certain situations, could result in termination of the agreement or incurring liability for liquidated damages;

•	service disruptions in our Natural Gas Transportation and Natural Gas Distribution businesses, reductions in customer demand or reductions in throughput could result in reduced revenues from these businesses;

•	failures and faults in the electricity transmission system or in the electricity generation facilities of Power Generation companies due to circumstances beyond our control;

•	system failure affecting our information technology systems or those of other energy industry participants, which could result in loss of operational capacities or critical data;

•	environmental costs and liabilities arising from our operations, which may be difficult to quantify and could affect our results of operations;

•	energy losses, whether arising from technical reasons inherent in the normal operation of electricity and liquids distribution systems or arising from non-technical reasons (such as theft, fraud and inaccurate billing), resulting in revenue losses which we are unable to pass through to customers; and

•	injuries to third parties or our employees in connection with our businesses, which may result in liabilities, higher insurance costs or denial of insurance coverage.

Any of these factors, by itself or in combination with others, could materially and adversely affect our business, results of operations, cash flows and financial condition.

Additionally, under some of our contracts, a breakdown or failure of one of our facilities preventing the facility from performing under those agreements could, in certain situations, result in the termination of the agreement or incurring liability for liquidated damages.

We are dependent on external parties and other factors for consumables, energy and fuel and our inability to obtain such supplies could adversely affect our ability to operate, financial condition and results of operations and cash flows.

Supplies of consumables, energy and fuel for our plants, distribution systems or pipelines could be affected by a number of possible factors:

•	existing upstream energy reserves need to be available and new reserves developed in order to efficiently utilize the distribution capacity of our gas and liquids pipelines; any prolonged interruption in our ability to access upstream reserves would affect our ability to generate revenues;

•	if upstream reserves are depleted, and no new fields or wells are developed, the amount of natural gas available for consumption will be reduced, and so will the volumes of liquids and associated gas transported by our pipelines, or availability of fuel to our power plants or for resale by our Natural Gas Distribution and Retail Fuel businesses, which would materially and adversely affect our overall revenues and profits;

•	in the event that our local suppliers become unwilling or unable to supply fuel or energy to our businesses, we may not have any remedies under our supply contracts, or that such available remedies will be sufficient to offset the potential incremental costs or reduction in revenues;

•	service disruptions, stoppages, or variations in power quality contracted or transmitted by third parties to our power distributions businesses could cause us to be unable to distribute power to the end users of electricity. In that case, we would be unable to receive revenues for power distribution, and may be subject to claims for damages from end users, fines from regulators and the possible loss of our concessions; and

•	should a neighboring government decide, for political reasons or otherwise, to curtail or interrupt the transportation of fuel or energy required by our businesses to operate, an alternate source for that energy may not be available, or become available, in sufficient time to preclude an interruption of our operations.

For example, EPE, our Brazilian Power Generation business, has been unable to obtain a gas supply due to a lack of supply combined with a sharp increase in regional demand. For additional information, see “Item 4. Information on the Company — B. Business Overview — Power Generation — Cuiabá — EPE — Empresa Produtora de Energia Ltda. (EPE),” “Item 4. Information on the Company — B. Business Overview — Natural Gas Transportation and Services — Cuiabá — GasOcidente do Mato Grosso Ltda. (GOM), GasOriente Boliviano Ltda. (GOB) and Transborder Gas Services Ltd. (TBS)” and “Item 5. Operating and Financial Review and Prospects — Recent Developments — Cuiabá Integrated Project,” regarding the risks presented by the reduction in the supply of natural gas to EPE.

Our businesses are dependent on and we are exposed to credit risks and, in some instances, the impact of credit concentration, arising out of the creditworthiness of customers who, for some of our businesses, are limited in number. Therefore, if one of our businesses’ large customers were to default on their obligations to us, it could adversely affect our financial condition and results of operations and cash flows.

All of our Power Generation businesses, except PQP, and all of our Natural Gas Transportation and Services businesses, except the Promigas Pipeline, have one or very few customers, and therefore we are exposed to credit risks of those customers in those businesses.

Some of our businesses have experienced payment issues from large customers. In particular, the Corporación Dominicana de Empresas Electricas Estatales, or CDEEE, which is the sole purchaser of power from San Felipe, had significant payment delays prior to 2005 and Accroven is currently experiencing significant payment delays from its sole customer, PDVSA.

Our electricity and gas distribution businesses are impacted by the creditworthiness of our governmental, wholesale and retail residential customers.

In some regions, the suspension of electricity or gas supply to address unpaid accounts receivable or theft is prohibited by law, and our tariffs may not sufficiently compensate us for this indirect subsidy.

A default by any of our key customers in our Power Generation and Natural Gas Transportation and Services businesses could materially and adversely affect our results of operations.

Our equipment, facilities and operations are subject to numerous environmental, health and safety laws and regulations that are expected to become more stringent in the future, which may result in increased liabilities, compliance costs and increased capital expenditures.

We are subject to a broad range of environmental, health and safety laws and regulations which require us to incur on-going costs and capital expenditures and expose us to substantial liabilities in the event of non-compliance. These laws and regulations require us to, among other things, minimize risks to the natural and social environment while maintaining the quality, safety and efficiency of our facilities.

These laws and regulations also require us to obtain and maintain environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment required for our businesses. All of these permits, licenses and approvals are subject to periodic renewal and challenge from third-parties. We expect environmental, health and safety rules to become more stringent over time, making our ability to comply with the applicable requirements more difficult. Government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance. Environmental laws and regulations can also impose strict liability for the environmental remediation of spills and discharges of hazardous materials and wastes and require us to indemnify or reimburse third parties for environmental damages. Compliance with changed or new environmental, health and safety regulations could require us to make significant capital investments in additional pollution controls or process modifications. These expenditures may not be recoverable and may consequently divert funds away from planned investments in a manner that could adversely affect our results of operations, cash flows and financial condition.

Risks Related to Our Businesses

The operation of our businesses involves significant risks that could lead to lost revenues, increased expenses, or termination of agreements.

The operation of our businesses involve many risks, including:

•	the inability to obtain or renew required governmental permits and approvals;

•	fuel spillage, seepage or release of hazardous materials;

•	the unavailability of critical equipment or parts;

•	fuel or energy supply interruptions;

•	work stoppages and labor unrest;

•	errors in the operation and failures of critical equipment;

•	social unrest;

•	severe weather and seasonal variations;

•	natural disasters or catastrophic events that affect our physical assets or cause interruptions in our ability to provide our services and products, particularly ones that cause damage in excess of our insurance policy limits;

•	injuries to people and damages to property resulting from transportation and handling of electricity, natural gas, liquid fuels or hazardous materials;

•	the possibility of material litigation and regulatory proceedings being brought against us or our businesses;

•	increases in line losses, including technical and commercial losses;

•	forecasting errors in total volumes of gas transported and/or distributed;

•	decreases in energy consumption due to higher energy prices;

•	miscalculation of our energy needs in our power distribution businesses which are required to contract in advance for their electricity needs; and

•	construction and operational delays or unanticipated cost overruns.

If we experience any of these or other problems, we could experience an adverse effect on our financial condition, cash flows and results of operations.

A failure to resolve current gas supply issues at the Cuiabá Integrated Project may have a material adverse effect on the operations and performance of that business.

The adverse effects on production of natural gas resulting from the nationalization of the Bolivian hydrocarbon industry, force majeure issues, operational issues affecting the production of gas fields in Bolivia and increasing demand for natural gas have significantly reduced the gas supply from Bolivia to the Cuiabá Integrated Project. EPE has experienced periods of no gas supply resulting in periodic shutdowns and has generally not been operational since August 2007. Furnas, EPE’s sole offtaker, has been refusing to make capacity payments. The Bolivian government has indicated that gas availability may continue to be limited in the short- and medium-term. As a result of a Brazilian government order, EPE entered into an agreement on March 31, 2008 with Furnas to operate on diesel fuel for a 30-day period which was renewable up to a maximum of 120 days. EPE operated for approximately one month under this agreement and its term has now expired.

Lack of gas supply to the Cuiabá Integrated Project may have a material adverse effect on that business, including on EPE’s power purchase agreement with Furnas, one of Brazil’s federally controlled electricity generation companies. On October 1, 2007, EPE received a notice from Furnas purporting to terminate the power purchase agreement as a result of the current lack of gas supply. EPE strongly disagrees with Furnas’ position and notified Furnas that EPE believes Furnas had no contractual basis to terminate the power purchase agreement and initiated an arbitration proceeding in accordance with the power purchase agreement. We expect a decision in this arbitration in mid 2009.

If we are unable to secure an adequate long-term supply of gas from Bolivia to EPE or find acceptable alternative sources of fuel supply, or if we are unable to satisfactorily resolve our dispute with Furnas, the operations of the Cuiabá Integrated Project will be materially adversely effected. Under these circumstances, there will be a corresponding impact on our financial performance and cash flows which could be material. We are unable at the current time to predict the ultimate impact or duration of the current issues at the Cuiabá Integrated Project. For additional information, see “Item 4. Information on the Company — B. Business Overview — Power Generation — Cuiabá — EPE — Empresa Produtora de Energia Ltda. (EPE),” “Item 4. Information on the Company — B. Business Overview — Natural Gas Transportation and Services — Cuiabá — GasOcidente do Mato Grosso Ltda. (GOM), GasOriente Boliviano Ltda. (GOB) and Transborder Gas Services Ltd. (TBS)” and “Item 5. Operating and Financial Review and Prospects — Recent Developments — Cuiabá Integrated Project.”

A failure to attract and retain skilled people could have a material adverse effect on our operations.

Our operating success depends in part on our ability to retain executives and to attract and retain additional qualified personnel who have experience in our industry and in operating a company of our size and complexity, including people in our international businesses. The inability to attract and retain qualified personnel could have a material adverse effect on our business, because of the difficulty of promptly finding qualified replacements. In particular, we routinely are required to assess the financial and tax impacts of complicated business transactions which occur on a worldwide basis. These assessments are dependent on hiring personnel on a worldwide basis with sufficient expertise in U.S. GAAP to timely and accurately comply with U.S. reporting obligations. An inability to maintain adequate internal accounting and managerial controls and hire and retain qualified personnel could have an adverse affect on our ability to report our financial condition and results of operations.

Our proposed acquisitions and development projects may not be completed or, if completed, perform as expected. Our acquisition and development activities may consume a portion of our management’s focus, and increase our leverage, and if not successful, reduce our profitability.

We plan to grow our business through acquisitions and greenfield and brownfield development. Development projects and acquisitions require us to spend significant sums for engineering, permitting, legal, financial advisory and other expenses in preparation for competitive bids we may not win or before we determine whether a development project is feasible, economically attractive or capable of being financed. These activities consume a portion of our management’s focus and could increase our leverage or reduce our profitability.

Future acquisitions or development projects may be large and complex, and we may not be able to complete them. There can be no assurance that we will be able to negotiate the required agreements, overcome any local opposition, and obtain the necessary licenses, permits and financing.

Although acquired businesses may have significant operating histories at the time we acquired them, we will have no history of owning and operating these businesses and possibly limited or no experience operating in the country or region where these businesses are located. In particular:

•	acquired businesses may not perform as expected;

•	we may incur unforeseen obligations or liabilities;

•	acquired business may not generate sufficient cash flow to support the indebtedness incurred to acquire them or the capital expenditures needed to develop them;

•	the rate of return from acquired businesses may not justify our decision to invest our capital to acquire them; or

•	we may not be able to expand as planned or to integrate the acquired company’s activities and achieve the economies of scale and any expected efficiency gains that often drive such acquisitions.

Acquisitions may place a strain on our internal accounting and managerial controls. In order to integrate acquisitions outside the United States, we will need to hire personnel with sufficient expertise in U.S. GAAP to timely and accurately comply with our financial reporting obligations, including Section 404 of the Sarbanes-Oxley Act. Our inability to maintain adequate internal accounting and managerial controls and hire and retain qualified personnel could have an adverse affect on our ability to report our financial condition and results of operations.

Competition to acquire energy assets is strong and could adversely affect our ability to grow.

The market for acquisition of energy assets is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than us. The high level of competition for energy infrastructure assets has caused higher acquisition prices for existing assets through competitive bidding practices which could cause us to pay more for energy assets or otherwise be precluded from buying assets. The foregoing competitive factors could have a material adverse effect on our business.

Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks, and our results of operations may be adversely affected if we incur liabilities that are not fully covered by our insurance policies.

We maintain insurance policies intended to mitigate our losses due to customary risks; covering our assets against loss for physical damage, loss of revenue and also third-party liability, however, we cannot assure that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, fire, explosions, floods, windstorms, strikes, riots and mechanical breakdowns. For our Power Generation companies, we also maintain business interruption insurance. We also have civil liability insurance covering physical damage and bodily injury to third parties. In addition, we carry war, civil disorder and terrorism insurance in those markets in which we operate where we believe the political situation merits it. Our level of insurance may not be sufficient to fully cover all liabilities that may arise in the course of our business or that this insurance will continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. Our results of operations may be adversely affected if we incur liabilities that are not fully covered by our insurance policies.

We are strictly liable for any damages resulting from the inadequate rendering of electricity services by our Power Distribution businesses, and any such liabilities could result in significant additional costs to us and may adversely affect our results of operations.

We are strictly liable for direct damages to end users resulting from the inadequate rendering of electricity distribution services, such as abrupt supply interruptions or disturbances arising from the generation, transmission, or distribution systems. The liabilities arising from these interruptions or disturbances that are not covered by our insurance policies or that exceed our insurance policies’ limits may result in significant additional costs to us and may adversely affect our results of operations. We may be required to pay regulatory penalties related to the operation of our business which may adversely affect our power distribution businesses if the regulator concludes that we did not contract enough generation to adequately cover this risk.

Under Brazilian law we may be held liable for up to 35.7% of the damages caused to others as a result of interruptions or disturbances arising from the interconnected system, if these interruptions or disturbances are not attributed to an identifiable electric energy agent or the National System Operator (Operador Nacional do Sistema), irrespective of whether or not we are at fault.

We make non-controlling investments in projects which may limit our ability to control the development, construction, acquisition or operation of such investments and future acquisitions.

Some of our or our subsidiaries’ current investments consist of non-controlling interests in affiliates (i.e., where we beneficially own 50% or less of the ownership interests). Additionally, a portion of our future investments may also take the form of non-controlling interests. As a result, our ability to control the development, construction, acquisition or operation of such investments and future acquisitions may be limited. As a result, we may be dependent on our co-venturers to construct and operate such businesses, and the approval of co-venturers also may be required for distributions of funds from projects to us.

Our businesses may incur substantial costs and liabilities and be exposed to commodity price volatility, as a result of risks associated with the wholesale electricity markets, which could have a material adverse effect on our financial performance.

Some of our Power Generation and distribution businesses buy and sell electricity in the wholesale spot markets to the extent they require or need to dispose of any additional capacity that is not contracted. As a result, we are exposed to the risks of rising and falling prices in those markets. Additionally, we may be required to pay regulatory penalties for our power distribution businesses if regulators conclude that we did not contract for enough electricity. Typically, the open market wholesale prices for electricity are volatile and often reflect the fluctuating cost of coal, natural gas, oil or conditions of hydro reservoirs, which price fluctuations have previously been cyclical. Consequently, any changes in the supply and cost of coal, natural gas, and oil or conditions of hydro reservoirs may impact the open market wholesale price of electricity. Volatility in market prices for fuel and electricity may result from many factors which are beyond our control. Although we generally prefer risk controls, including appropriate commodity and other hedges, if available, we may not always engage in hedging transactions. Businesses that engage in hedging transactions, remain subject to market risks, including market liquidity and counterparty creditworthiness and may also have exposure to market prices if companies do not produce volumes or other contractual obligations in accordance with the hedging contracts.

Financial Risks

A downgrade in our credit ratings or that of our subsidiaries could adversely affect our ability to access the capital markets which could increase our interest costs or adversely affect our liquidity and cash flows.

From time to time, we rely on access to capital markets as a source of liquidity for capital requirements not satisfied by our operating cash flows. If our credit ratings, or those of our subsidiaries, were to be downgraded, our ability to raise capital on favorable terms could be impaired and our borrowing costs would increase.

Our below-investment grade rating indicates that our debt is regarded as having significant speculative characteristics, and that there are major ongoing uncertainties or exposure to financial or economic conditions which could compromise our capacity to meet our financial commitments on our debt. Due to our current below-investment grade rating, we may be unable to obtain the financing we need to pursue our business plan, and any future financing or refinancing received may be on less favorable terms than our current arrangements.

As a result of our below-investment grade rating, counterparties may also be unwilling to accept our general unsecured commitments to provide credit support. Accordingly, for both new and existing commitments, we may be required to provide a form of assurance, such as a letter of credit, to backstop or replace our credit support. We may not be able to provide adequate assurances to such counterparties. In addition, to the extent we are required and able to provide letters of credit or other collateral to such counterparties, this will reduce the amount of credit available to us to meet our other liquidity needs.

We may not be able to raise sufficient capital to fund greenfield development in certain less developed economies which could change or in some cases adversely affect our growth strategy.

Part of our strategy is to grow our business by developing our core businesses in less developed economies. Commercial lending institutions sometimes refuse to provide financing in certain less developed economies, and in these situations we may seek direct or indirect (through credit support or guarantees) financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such financing available, the lending institutions may also require governmental guarantees of certain business and sovereign related risks. However, financing from international financial agencies or governmental guarantees required to complete projects may not be available when needed, and if they are not, we may have to abandon these projects or invest more of our own funds which may not be in line with our investment objectives and would leave less funds for other investments and developments.

Current market developments may adversely affect our industry, business, results of operations and access to capital.

Dramatic declines in asset values held by financial institutions over the past two years have resulted in significant write-downs. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and investors have ceased to provide funding to even the most credit-worthy borrowers or to other financial institutions. The resulting lack of available credit and lack of confidence in the financial markets could materially and adversely affect our financial condition and results of operations and our access to capital. In connection with these events, our ability to borrow from financial institutions on favorable terms or at all could be adversely affected by continuing or further disruptions in the capital markets or other events.

Risks Associated with our Structure

We are a holding company and therefore are dependent upon the receipt of funds from our subsidiaries by way of dividends, fees, interest, loans, or otherwise. Failure to receive such funds could impact our ability to pay our interest and other expenses at the parent company or to pay dividends.

We are a holding company, as are many of our subsidiaries, with no material assets other than the stock of our subsidiaries. All of our revenue-generating operations are conducted through our subsidiaries. Accordingly, almost all of our cash flow is generated by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to us, whether by dividends, fees, loans or other payments. Accordingly, our ability to pay dividends, fund our obligations and make expenditures at the parent company level is dependent not only on the ability of our subsidiaries to generate cash, but also on the ability of our subsidiaries to distribute cash to us in the form of dividends, fees, principal, interest, loans or otherwise.

Our subsidiaries may be obligated, pursuant to loan agreements, indentures or project financing arrangements, to satisfy certain obligations or other conditions before they may make distributions to us. Under our credit agreements, indentures and project finance arrangements, if a debtor subsidiary defaults on its indebtedness, it will only be permitted to pay dividends or make other similar distributions to us to the extent permitted under its relevant financing arrangement. In addition, the payment of dividends or the making of loans, advances or other payments to/from us may be subject to legal or regulatory restrictions. Our subsidiaries may also be prevented from distributing funds to us as a result of restrictions imposed by governments on repatriating funds or converting currencies. Any right we have to receive any assets of any of our subsidiaries upon any liquidation, dissolution, winding up, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities or any bankruptcy, insolvency or similar proceedings (and the consequent right of the holders of our indebtedness to participate in the distribution of, or to realize proceeds from, those assets) will be effectively subordinated to the claims of those subsidiaries’ creditors (including trade creditors and holders of debt issued by such subsidiary).

Our businesses are separate and distinct legal entities in different jurisdictions and unless they have expressly guaranteed any of our indebtedness, have no obligation, contingent or otherwise, to pay any amounts due pursuant to such debt or to make any funds available therefore, whether by dividends, fees, loans or other payments. Changes in tax policies, or the interpretation of those policies, of or within the jurisdictions in which we operate could materially adversely affect our tax profile, significantly increase our future cash tax payments and significantly reduce our future earnings and cash flow.

We are a Cayman Islands company and may not receive the diplomatic and treaty protections that a U.S. company would receive in some of the countries where we do business, which could adversely affect our ability to enforce our rights under our concessions and contracts.

As a Cayman Islands company, we may not have the benefit of bi-lateral investment treaties, diplomatic assistance, foreign service offices, or influence through our jurisdiction’s distribution of foreign aid. One or all of these factors may affect our ability to enforce our rights in the countries where we do business.

If ownership of our ordinary shares continues to be highly concentrated, it may prevent minority shareholders from influencing significant corporate decisions and policies.

As of December 31, 2008, investment funds directly or indirectly managed by Ashmore, or the Ashmore Funds owned approximately 54.41% of our ordinary shares. Other institutional fund investors owned approximately 44.06%, and members of management directors and our employees and former employees owned the remaining ordinary shares. Consequently, the Ashmore Funds have significant influence over the determination of matters submitted to a vote of our shareholders, including in the election of our directors, the appointment of new management and the adoption of amendments to our Memorandum and Articles of Association. In addition, the ability of shareholders, other than the Ashmore Funds, to influence our management and policies will be severely limited, including with respect to mergers, amalgamations, consolidations or acquisitions, our acquisition or disposition of our ordinary shares or other equity securities and the payment of dividends or other distributions on our ordinary shares.

Additionally, this concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders, such as change of control transactions that would result in the payment of a premium to our other shareholders.

The interests of the group of shareholders that control us may be adverse to the interests of other shareholders.

Through their ownership of our ordinary shares, the Ashmore Funds are entitled to elect a majority of the members of our board of directors and to effectively control substantially all actions to be taken by our shareholders. The Ashmore Funds’ voting control also prevents other shareholders from exercising significant influence over our business decisions. Furthermore, one of our directors, Brent de Jong, who is actively involved in business development and strategy for us, is affiliated with the Ashmore Funds. As a result of this relationship, when conflicts between the interests of the Ashmore Funds and the interests of our other shareholders arise, Mr. de Jong may not be disinterested. The concentration of ownership also may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

We have granted to our current institutional shareholders certain rights to have their securities registered in accordance with the U.S. securities laws pursuant to the terms of our existing Amended and Restated Registration Rights Agreement.

Our shareholders may compete with us for investment opportunities which could impair our ability to consummate transactions.

Our shareholders and their affiliates may compete with us for investment opportunities, may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. This could impair our ability to consummate transactions. We have no ability to control, nor will we necessarily be aware of, whether any of our shareholders currently compete with us or will in the future acquire interests in companies that will compete with us.

We are a Cayman Islands company. As such, shareholders may face difficulties in protecting their interests, and it may be difficult for them to enforce judgments against us and our directors and executive officers.

We are incorporated under the laws of the Cayman Islands. Half of our current directors are not residents of the United States, and all of our operating assets, and we believe some of the assets of our directors and officers, are located outside the United States. As a result, it may be difficult for shareholders to effect service of process on us or those persons in the United States, or to enforce in the U.S. judgments obtained in U.S. courts against us or those persons based on civil liability provisions of the U.S. securities laws.

Our corporate affairs will be governed by our Amended and Restated Memorandum and Articles of Association, the Companies Law (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of highly persuasive authority, but are not technically binding, on a court in the Cayman Islands. The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. Moreover, it is doubtful whether courts in the Cayman Islands or the jurisdictions in which we operate will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in the Cayman Islands or Latin America against us or our directors or officers under the securities laws of other jurisdictions. In particular, we have been advised by Walkers, our legal advisors as to Cayman Islands law, that the United States and the Cayman Islands do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and that a final judgment for the payment of money rendered by any Federal or state court in the United States based on civil liability, whether or not predicated solely upon United States securities laws, would, therefore, not be automatically enforceable in the Cayman Islands and there is doubt as to the enforceability in the Cayman Islands, in original actions or in actions for the enforcement of judgments of the United States courts, of liabilities predicated solely upon United States securities laws.

Item 4.  Information on the Company

A.	History and Development of the Company

Our Corporate Information

The legal and commercial name of the Company is AEI. We were incorporated in the Cayman Islands in June 2003. Our principal executive offices are located at Clifton House, 75 Fort Street, P.O. Box 190GT, George Town, Grand Cayman, Cayman Islands and our telephone number is 345-949-4900. The principal executive offices of our wholly owned affiliate AEI Services LLC, which provides management services to us, are located at 700 Milam, Suite 700, Houston, TX 77002, and its telephone number is 713-345-5200. Our website is www.aeienergy.com. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this annual report.

History

Our largest shareholders are investment funds, the Ashmore Funds, directly or indirectly managed by Ashmore, an emerging markets investment manager. Ashmore is part of Ashmore Group plc, a company whose shares are traded on the London Stock Exchange. Although a number of investors own interests in the Ashmore Funds, the investment decisions of the Ashmore Funds are controlled by Ashmore and the Ashmore Funds are considered entities under common control.

Acquisition of Elektra Noreste, S.A. by certain Ashmore Funds

Elektra was formed in 1998 to own and operate certain power distribution facilities and related assets in Panama. On October 3, 2005, certain Ashmore Funds acquired 51.0% of Elektra’s voting and equity capital from Constellation Power, Inc., or Constellation Power, for a purchase price of approximately $88.0 million. Constellation Power transferred its interest in Elektra by selling to these Ashmore Funds 100.0% of its interest in one of its offshore holding companies, Constellation Power International Investments, Ltd., or CPI, the indirect holder of the 51.0% interest in Elektra.

As of December 31, 2008, 51.0% of Elektra’s common stock is owned by us, indirectly through a chain of subsidiaries, 48.25% is owned by the Panamanian government and 0.75% is owned by employees or held as treasury stock. Aside from its proportionate voting rights based on its common stock ownership, the Panamanian government’s only other right is the ability to select two out of the five members of Elektra’s board of directors.

Contribution of Enron Corporation’s international energy infrastructure businesses to Prisma Energy International Inc.

Enron Corporation, or Enron, and certain of its affiliates filed for protection pursuant to Chapter 11 of the U.S. Bankruptcy Code in December 2001. A plan of reorganization was confirmed by the bankruptcy court on July 15, 2004.

As part of the plan of reorganization, PEI was formed in June 2003 for the purpose of owning and, in certain circumstances, operating many of the international energy infrastructure businesses owned by Enron and its subsidiaries, principally in emerging markets. Under Enron’s plan of reorganization, the businesses transferred to PEI included certain of Enron’s non-U.S. power generation, transmission and distribution businesses, and natural gas and natural gas liquids transportation and distribution businesses.

Upon approval of the plan of reorganization by the bankruptcy court, PEI and Enron entered into a contribution and separation agreement, dated August 31, 2004, which provided for the contribution of certain equity interests, transferred contracts, transferred receivables and shared services assets between Enron and certain of its controlled affiliates, on the one hand, and PEI, on the other, in return for ordinary shares in PEI. The plan of reorganization contemplated that these shares would either be distributed to Enron’s unsecured creditors or sold to a third party. Most of the contributed assets were transferred to PEI between August 31,

2004 and November 30, 2004 in exchange for additional ordinary shares of PEI. Certain remaining assets were transferred to PEI in January and May 2006, in exchange for additional ordinary shares.

Formation of AEIL

On October 12, 2005, AEIL, a Cayman Islands company, was formed by Ashmore to act as the holding vehicle for the energy-related assets owned at that time by the Ashmore Funds and to act as a platform to acquire PEI. Ashmore is a specialist fund manager focusing on emerging markets globally and looks at many investment opportunities in various industries. We believe that it decided to acquire PEI because all of PEI’s operations were in emerging markets and it represented an opportunity to make a sizeable investment meeting the Ashmore funds’ investment criteria.

In March 2006, certain Ashmore Funds transferred their interest in Elektra by contributing their collective ownership in CPI to AEI LLC (formerly known as Ashmore Energy International LLC), or AEI Delaware, a Delaware limited liability company, in return for 100.0% of the membership interests in AEI Delaware. All the membership interests in AEI Delaware were in turn contributed to AEIL by the Ashmore Funds in return for ordinary shares of AEIL. The Ashmore Funds are now our controlling shareholders, and we, through a controlled subsidiary, indirectly own 100.0% of CPI.

Interests in certain debt instruments related to a number of Argentine energy companies were also contributed by certain Ashmore Funds to AEIL in exchange for AEIL shares. These contributions occurred immediately after the contribution of Elektra was made. The debt interests related to certain of these Argentine companies, namely AES Ocean Springs, Ltd. (which held a controlling interest in EDEN, an Argentine electrical distribution company, through its equity interest in AESEBA), CIESA (which holds a controlling interest in TGS an Argentine gas transportation company), and GASA (which holds a controlling interest in MetroGas, an Argentine natural gas distribution company), subsequent to contribution to AEIL have been or were expected to be exchanged for equity interests in such holding companies pursuant to various restructuring agreements upon receipt of all required governmental approvals. The debt interest in AES Ocean Springs, Ltd. was exchanged into equity interest in AESEBA on June 26, 2007, and such transaction is still subject to local anti-trust approval. On May 20, 2008, we sold our debt interests in GASA. In January 2009, we terminated our restructuring agreement with CIESA but continue to hold the CIESA debt instruments and have commenced a bankruptcy proceeding against CIESA in Argentina in connection with this debt.

Acquisition of PEI by AEIL

In 2006, AEIL acquired PEI for a purchase price of approximately $1.8 billion from Enron and certain of its subsidiaries in two stages as follows:

•	Stage 1 (completed May 25, 2006): AEIL acquired 24.26% of the voting capital and 49.0% of the economic interest in PEI;

•	Stage 2 (completed September 7, 2006): AEIL acquired the remaining 75.74% of the voting capital and 51.0% of the economic interests.

The transaction was designed as a two-step transaction because of the need to obtain certain regulatory approvals and lender/partner consents, which approvals and consents were obtained between the completion of Stage 1 and Stage 2.

Legally, because of required regulatory approvals, AEIL was not permitted to, and did not control the PEI operating businesses between the completion of the first stage and the completion of the second stage of the acquisition, although AEIL had significant influence over PEI’s operating and financial policies as a result of its voting ownership rights and its ability to appoint three of seven directors and certain officers, including the chief executive officer. During that period, PEI remained controlled by Enron and its affiliates. PEI was consolidated with AEIL only upon the completion of the second step of the acquisition when AEIL acquired control of PEI.

AEIL’s Acquisition of a Controlling Interest in Promigas S.A. ESP

Prior to the completion of the first stage of AEIL’s acquisition of PEI, PEI held, through one of its wholly owned subsidiaries, 42.94% of the outstanding shares of Promigas, a company listed on the Colombian Stock Exchange and one of Colombia’s leading energy companies with investments in natural gas transportation, natural gas distribution and retail fuel businesses.

At the time of the Stage 1 closing, under Colombian securities laws, transfers, direct or indirect, of 10% or more of the outstanding shares of a listed Colombian company had to be made pursuant to certain mandated offering/sale procedures. These procedures required the making of, among other things, certain applications and publications in Colombia. So as not to delay the Stage 1 closing of the rest of the PEI acquisition, immediately prior to such closing, in May 2006, PEI caused its wholly owned subsidiary to transfer, via a spin-off under Cayman law, 33.04% of the outstanding shares of Promigas, or the Subject Promigas Shares, to EMHC another wholly owned subsidiary of PEI. Immediately following such transfer (and prior to the completion of the first stage of AEIL’s acquisition of PEI), PEI dividended all of the outstanding ordinary shares of EMHC to Enron and certain of its affiliates. Enron delegated to PEI its voting rights relating to the 33.04% of transferred shares, which enabled PEI to hold two out of five outstanding seats on the Promigas board of directors.

In September 2006, after the completion of the second stage of the acquisition of PEI by AEIL, EMHC solicited the Colombian Stock Exchange (Bolsa de Valores de Colombia) to conduct a public offer of the Subject Promigas Shares pursuant to a public auction procedure called a “Martillo.” The auction occurred on December 22, 2006 and PEI, through its wholly owned subsidiary AEI Colombia Ltd., bid $350 million for the Subject Promigas Shares in the auction and was successful in such bid. Accordingly, PEI once again had ownership of 42.94% of Promigas.

On December 27, 2006, PEI, through its wholly owned subsidiary AEI Colombia Ltd., subsequently acquired an additional 9.94% stake in Promigas from another holder of shares of Promigas pursuant to another Martillo auction overseen by and under the rules of the Colombian Stock Exchange and the Colombian Finance Superintendency (Superintendencia Financiera de Colombia). This second acquisition brought PEI’s total interest in Promigas to 52.88% and allowed PEI to gain a controlling interest in Promigas. Following completion of the second acquisition, we began consolidating Promigas into our financial statements. The purchase price for this 9.94% stake was $161 million.

Merger of AEIL and PEI

On December 29, 2006, AEIL and PEI were amalgamated under Cayman law, with PEI being the surviving entity. On the same date, PEI changed its name to Ashmore Energy International, and thereafter to AEI.

The following diagram sets out the significant events in our formation:

Recent Developments in 2009

•	We contributed our respective interests in various Nicaragua power companies to a common holding company, Nicaragua Energy Holdings. Currently, we own 57.67% and Centrans owns 42.33% of Nicaragua Energy Holdings, which indirectly owns 100% of Corinto and Tipitapa and a 22.05% interest in Amayo. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in Nicaragua Energy Holdings up to 50%.

•	The BOT agreement between Subic and National Power Corporation of the Philippines (“NCP”) expired on schedule and the plant was turned over to NCP.

•	We terminated our restructuring agreement with CIESA. Pursuant to this agreement, the debt that we held in CIESA was to be converted into equity of CIESA, subject to the receipt of various regulatory approvals prior to an agreed deadline. After extending this deadline twice, we terminated this agreement due to the fact that the requested approvals did not appear to be forthcoming. We subsequently we filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA, which process is ongoing. See — “Item 5 — Operating and Financial Review and Prospects — Legal Proceeding” for additional information.

•	We signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, we anticipate this transaction will be completed in mid 2009.

B.	Business Overview

We own and operate essential energy infrastructure businesses in emerging markets worldwide, which we refer to in this annual report as “our businesses”. We manage interests in a group of 39 energy companies with operations in 19 countries. We operate businesses in Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution, and Retail Fuel. For the year ended December 31, 2008, we generated consolidated revenues of $9.2 billion, consolidated operating income of $813 million and consolidated net income of $158 million.

We are diversified across 19 countries in Latin America, Europe and Asia. As of December 31, 2008, the businesses in which we own interests include approximately:

•	104,000 miles of power distribution and transmission lines;

•	2,214 MW of electric power generation capacity;

•	4,900 miles of natural gas and gas liquids transportation pipelines;

•	20,500 miles of natural gas distribution pipeline networks;

•	6.6 million retail customers, including approximately 4.3 million electric power customers and 2.3 million natural gas customers;

•	2,327 owned and affiliated gasoline and CNG service stations; and

•	14,230 employees.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors and are critical to our continuing success.

Well-positioned and diversified across multiple segments of the energy industry

Our established presence across key segments of the energy industry in natural gas processing, transportation and distribution and electricity generation and distribution, together with our knowledge of multiple markets, allows us to effectively identify and capitalize on business opportunities.

Operational excellence

We have had a consistent track record of responsible, efficient and safe operation at our businesses. Operationally, many of our assets have surpassed both U.S. and local industry standards and contractual requirements in recent years. We had a 2008 company-wide power plant reliability of 97.58%, pipeline reliability of 99.99% and gas processing reliability of 99.72%. Our Lost Time Incident Rate, or LTIR, for all our businesses was 0.30 in 2007, well below the U.S. industry average of over 1.1 according to the U.S. Bureau of Labor Statistics, while our LTIR for 2008 was 0.38. Some of our businesses have been recognized with operational excellence awards by their peers and regulators. In addition, our largest subsidiary, Elektro, is consistently one of the market leaders in Brazil in operating and efficiency statistics.

Strong contracted and regulated cash flows to support growth

We believe that our businesses are able to generate stable and predictable cash flows which are predominantly derived from long-term contracts and regulated services. In addition, our diversification across multiple regional markets, countries within those regions and multiple segments contributes to the stability and predictability of our cash flows. Our long-term contracts and regulated operations additionally limit the exposure of our businesses to fluctuations in commodity prices. Our stable and predictable cash flows allow us to reinvest and grow our existing businesses and support our growth strategy.

Exclusive focus in emerging markets

AEI operates exclusively in emerging markets. We believe that our dedication to meeting the energy infrastructure needs of emerging markets allows governments, regulators and local partners to recognize our commitment to the long-term success of our businesses in these countries, as our investments are not subject to the risk of capital redeployment to developed markets. We believe that our focus on emerging markets therefore strengthens our ability to forge partnerships, recognize opportunities and build long-term, mutually beneficial relationships in the countries where we operate.

Demonstrated capability to execute strategy

Since September 2006, we have successfully identified, evaluated and completed acquisitions of interests in a number of new businesses and we have increased our ownership in several of our existing businesses. These transactions have originated in many cases through our local relationships. Among the acquisitions we have consummated are deals involving complex transactions and funding structures, and multiple regulatory and/or other third party consents. We have demonstrated our ability to complete these transactions in a timely manner. Our disciplined approach has also resulted in some opportunities not being pursued after preliminary assessments indicated that they did not meet our investment criteria at the time. We believe this approach will continue to enable us to be well positioned in the origination, structuring and implementation of value-creating transactions to support our growth plans.

Strong local presence with experienced management team and strong local brands

We believe that the experience of our management team provides us with significant advantages in the management and expansion of our operations. Our management team, including the executives in each of the markets in which we operate, has extensive experience in the energy industry. Additionally, we have developed strong working relationships with regulators and other industry participants in the markets in which we operate. We believe that the knowledge, experience and expertise of our local management with respect to the business environment and regulatory framework allows us to effectively collaborate with regulators and to align our strategies with the needs of the markets in which we operate. In addition, we believe our strong local brands further enhance the recognition our businesses receive from local stakeholders.

Our Strategy

Our strategy is to own and operate essential energy infrastructure assets in emerging markets and to grow our business consistent with this strategy. Our growth is generated in part by the organic expansion of our business, which is driven by the demand for energy infrastructure in our markets and market penetration of the services we provide, as well as a combination of acquisitions and greenfield development, which we seek to execute in a disciplined manner that creates shareholder value. We have criteria to prioritize growth opportunities designed to allocate capital to the projects that present the best risk-adjusted returns. These opportunities may reinforce our existing business lines, result in synergies with existing operations, and/or further enhance our diversification from a geographical, business segment and risk standpoint. Our focus in any given market is to establish critical mass to become a key participant in the market, successfully manage the relationships with key stakeholders and play an important role in its development. We prefer investments that provide operational control, the ability to exert significant influence or strategic non-control positions that offer the opportunity for control or influence over the investment in the future.

The following are our key areas of focus to execute our strategy:

•	maximizing the financial performance of our existing businesses;

•	applying technical, environmental, health and safety best practices to maximize operational performance of our businesses;

•	developing and maintaining our strong relationships with local regulators, governments and communities through active involvement in the regulatory process and the maintenance of open communication channels;

•	maintaining a flexible financial profile through moderate levels of debt and reinvestment of cash flow to deliver growth;

•	leveraging our strong management teams and their relationships and market knowledge to pursue opportunities to grow the business; and

•	integrating new businesses into our platform and sharing best practices to maximize operating and financial performance.

To identify, evaluate and develop these growth opportunities, we rely on a combination of business development professionals and teams with significant experience in operating energy businesses in our markets. Greenfield development projects, which involve the origination, design, engineering and construction of new infrastructure assets, require years to realize and involve siting, permitting, sourcing, marketing, financing and ultimately operating activities. Currently, we are pursuing several greenfield development opportunities in our Power Generation segment in both the markets where we currently operate and other emerging markets, including advanced opportunities in Guatemala and Peru.

Challenges in Implementing Our Strategy

We face numerous challenges implementing our strategy, including:

•	our revenues are dependent upon economic growth in general and growth in our customer base and in energy demand in particular;

•	we operate in emerging markets, where we are exposed to political and regulatory risks, including the possibility of nationalization and the fact that tariffs are set by governmental agencies;

•	we are affected by trends in energy consumption and fluctuations in availability and cost of fuel, labor, and supplies;

•	the fact that some of our growth is dependent on the expansion of existing businesses, the integration of newly acquired businesses, which we have no history of owning or operating and successful greenfield developments; and

•	we may not be able to raise sufficient capital to fund our growth activity.

See “Item 3. Key Information — D. Risk Factors” for a detailed discussion of these and other risks that we face.

Our Businesses

We manage interests in a group of 39 businesses with operations in 19 countries. In all but five of these businesses, we retain operating control or maintain joint control of the business. The tables below list our businesses and describe the five reportable segments in which they operate. Three of our businesses operate across multiple business segments through various subsidiaries. The Cuiabá Integrated Project operates in two of these segments in Bolivia and Brazil. Promigas, a Colombian company which holds interests in 13 businesses, and Emgasud, an Argentine company, each operates across three of these segments. Each of our businesses has related entities, such as holding companies, operating companies and marketing companies, the most significant of which are discussed in the description of the relevant business.

Business Segments

Our Power Distribution businesses deliver electricity to customers in their respective service areas. Most of these businesses operate in a designated service area defined in a concession agreement. All of the concession agreements and/or subsequent regulations provide for a pass-through of the main non-controllable cost items, namely power purchases and transmission charges. Our tariffs are reviewed by regulators periodically and adjusted to allow us to recover reasonable costs, incentivize us to continue cost reductions and make needed capital investments and earn a regulated rate of return. These six businesses operate and maintain an electric distribution network, and bill customers directly via consumption and/or demand charges. See our financial statements attached hereto for a discussion of revenue for the years ended 2006, 2007 and 2008, for each business segment described below.

Power Distribution(1)
					Approximate
			AEI Ownership		Number of		GWh
		Start of	Interest (Direct	Operating	Customers	Network	Sold
Business	Country	Operations(2)	and Indirect)	Control(3)	(Thousands)	in Miles	(2008)(4)

Elektro	Brazil	1998	99.68%	Yes	2067	65,749	10,876
Elektra	Panama	1998	51.00%	Yes	340	5,340	2,250
EDEN(5)	Argentina	1997	90.00%	Yes	322	10,880	2,510
Delsur	El Salvador	1996	86.41%	Yes	308	5,159	1,162
Chilquinta	Chile	1981	50.00%	Joint with Sempra	475	5,088	2,303
Luz del Sur	Peru	1994	37.97%	Joint with Sempra	808	11,193	5,333

					4,189	103,409	24,434

(1)	Information provided in this table is as of December 31, 2008.

(2)	“Start of Operations” refers to the beginning of commercial operations as a stand-alone entity, not when we acquired an interest in the business.

(3)	“Operating Control” means that AEI has either a controlling interest in the business or operates the business through an operating agreement.

(4)	Represents GWh sold plus GWh transmitted through the business’ service territory on behalf of others.

(5)	Subject to local anti-trust approval.

Our Power Generation businesses generate and sell wholesale power to large off-takers. Most of the businesses in this segment sell substantially all of their generating capacity under long-term contracts. These businesses convert fuel to electricity. Most of our off-take agreements are structured to minimize our business exposure to commodity fuel price volatility. Our 12 businesses in this segment are listed in the table below.

Power Generation(1)
				AEI		Installed
				Ownership		Generating
		Start of		Interest (Direct	Operating	Capacity	Primary
Business	Country	Operations(2)		and Indirect)	Control(3)	(MW)	Fuel Type

Trakya	Turkey	1999		59.00%	Yes	478	Natural Gas
Cuiabá-EPE	Brazil	1999		50.00%	Joint with Shell	480	Natural Gas
Luoyang	China	2006		50.00%	Yes	270	Coal
PQP	Guatemala	1993		100.00%	Yes	234	Bunker Fuel
San Felipe	Dominican Republic	1994		100.00%	Yes	180	Bunker Fuel
ENS	Poland	2000		100.00%	Yes	116	Natural Gas
Subic(4)	Philippines	1994		50.00%	Yes	116	Bunker Fuel
Corinto	Nicaragua	1999		50.00%	Yes	70	Bunker Fuel
Tipitapa	Nicaragua	1999		100.00%	Yes	51	Bunker Fuel
JPPC	Jamaica	1996		84.43%	Yes	60	Bunker Fuel
DCL	Pakistan	2008		59.94%	Yes	94	Natural Gas
Emgasud	Argentina	1991	(5)	31.89%	No	66	Natural Gas

						2214

(1)	Information provided in this table is as of December 31, 2008. During the first quarter of 2009, we acquired an interest in Amayo.

(2)	“Start of Operations” refers to the beginning of commercial operations as a stand-alone entity, not when we acquired an interest in the business.

(3)	“Operating Control” means that AEI has either a controlling interest in the business or operates the business through an operating agreement.

(4)	During the first quarter of 2009, the BOT agreement for Subic expired on schedule and the plant was turned over to NCP.

(5)	Operations commenced in 1991, however, power generation operation began in 2008.

Our Natural Gas Transportation and Services businesses provide transportation and related services for upstream oil and gas producers and downstream utilities and other large users who contract for capacity. Our businesses in this segment own and operate natural gas and liquids pipelines and gas processing facilities. The rates charged by these businesses are typically regulated. Our 13 businesses in this segment are listed below.

Natural Gas Transportation and Services(1)
			AEI Ownership		2008
		Start of	Interest (Direct and	Operating	Throughput		Network
Business	Country	Operations(2)	Indirect)	Control(3)	(mmcfd)(4)		in Miles

Promigas			52.13%
Promigas Pipeline	Colombia	1974	52.13%	Yes(5)	294		1,286
Transmetano	Colombia	1993	50.35%	Yes(5)	34		93
GBS	Colombia	1999	49.37%	Yes(5)	12		196
Centragas	Colombia	1996	13.03%	Yes(5)	165		458
PSI	Colombia	2003	50.52%	Yes(5)	305		N/A	(6)
Transoccidente	Colombia	1998	35.96%	Yes(5)	37		7
Transoriente	Colombia	1994	13.73%	No	12		98
Cuiabá
GOB	Bolivia	2001	50.00%	Joint with Shell	2.29		225
GOM	Brazil	2001	50.00%	Joint with Shell	1.44		175
	Brazil/
TBS	Bolivia	1999	50.00%	Joint with Shell	1.41	(7)	N/A	(7)
Accroven	Venezuela	2001	49.25%	Joint with Williams	759		N/A	(8)
Bolivia-to-Brazil Pipeline
GTB(9)	Bolivia	1999	17.65%	Joint with Shell	1,098		346
TBG(9)	Brazil	1999	4.27%	No	987		1,611
Emgasud	Argentina	2007	31.89%	No	126		394

					3,834		4,889

(1)	Information provided in this table is as of December 31, 2008.

(2)	“Start of Operations” refers to the beginning of commercial operations as a stand-alone entity, not when we acquired an interest in the business.

(3)	“Operating Control” means that AEI has either a controlling interest in the business, operates the business through an operating agreement or has operating control through its operating control of Promigas.

(4)	Includes both gas and liquids.

(5)	AEI has operating control through its control of Promigas.

(6)	PSI provides services related to the drying and compression of natural gas.

(7)	TBS is a natural gas shipper which purchases natural gas in Bolivia and resells it to EPE.

(8)	Accroven operates a natural gas liquids extraction, fractionation, storage and refrigeration facility.

(9)	Includes the percentages of GTB and TBG previously owned through Transredes.

Our Natural Gas Distribution businesses distribute and sell gas to retail customers. These businesses operate networks of gas pipelines, deliver gas directly to a large number of residential, industrial and commercial customers and directly bill these customers for connections and volumes of gas provided. These businesses are regulated and typically operate under long-term concessions giving them an exclusive right to deliver gas in a designated service area. Our seven businesses in this segment are listed in the table below.

Natural Gas Distribution(1)
			AEI
			Ownership			Approximate
			Interest			Number of
		Start of	(Direct and	Operating		Customers		Network in
Business	Country	Operations(2)	Indirect)	Control(3)		(Thousands)		Miles

Promigas			52.13%
Surtigas(4)	Colombia	1968	52.07%	Yes	(5)	449		4,875
Gases de Occidente(4)	Colombia	1992	46.97%	Yes	(5)	619		4,061
Gases del Caribe	Colombia	1966	16.16%	No		921	(6)	8,494
Emgasud	Argentina	2001	31.89%	No		24		483
Cálidda	Peru	2002	80.85%	Yes		12		404
BMG	China	1988	70.00%	Yes		92		1,118
Tongda	China	1998	100.00%	Yes		142		1,110

						2,259		20,545

(1)	Information provided in this table is as of December 31, 2008.

(2)	“Start of Operations” refers to the beginning of commercial operations as a stand-alone entity, not when we acquired an interest in the business.
(3)	“Operating Control” means that AEI has either a controlling interest in the business, operates the business through an operating agreement or has operating control through its operating control of Promigas.
(4)	On March 7, 2008, Promigas purchased additional interest in Surtigas and Gases de Occidente, which increased our ownership to 52.07% and 46.97%, respectively.
(5)	AEI has operating control through its operating control of Promigas.
(6)	Includes its consolidated subsidiaries, Gases de La Guajira, Gases del Quinido, Gases del Risaralda and Gas Natural del Centro.

Our Retail Fuel businesses primarily distribute and sell liquid fuels and compressed natural gas (CNG) to retail customers. In addition to owning, licensing and operating outlets, these businesses own fleets of bulk-fuel distribution vehicles. Our two businesses in this segment are listed in the table below.

Retail Fuel(1)
			AEI
			Ownership
			Interest
		Start of	(Direct and	Operating	Product	Volume Sold
Business	Country	Operations(2)	Indirect)	Control(3)	Sold	(2008)

SIE - Gazel(4)	Colombia, Chile, Mexico, Peru	1986	24.96%	Yes	Compressed Natural Gas	12,119 mmscf
SIE - Terpel(4)	Colombia, Chile, Ecuador, Panama	1968	24.96%	Yes	Gasoline, Diesel, Jet Fuel, Lubricants	1,160 million gallons

(1)	Information provided in this table is as of December 31, 2008.

(2)	“Start of Operations” refers to the beginning of commercial operations as a stand-alone entity, not when we acquired an interest in the business.
(3)	“Operating Control” means that AEI has either a controlling interest in the business, operates the business through an operating agreement or has operating control through its operating control of Promigas.
(4)	On January 2, 2008, Promigas contributed its ownership interests in its wholly-owned subsidiary Gazel to SIE in exchange for additional shares of SIE. SIE subsequently transferred Gazel to its subsidiary Terpel.

Power Distribution

Segment Overview

Our Power Distribution businesses deliver electricity to customers in their respective service areas. Most of these businesses operate in a designated service area defined in a concession agreement. All of the concession agreements and/or subsequent regulations provide for a pass-through of the main non-controllable cost items, namely power purchases and transmission charges, provided the businesses meet the allowed loss requirements. Our tariffs are reviewed by regulators periodically and adjusted to allow us to recover reasonable costs, incentivize us to continue cost reductions and make needed capital investments and earn a regulated rate of return. These businesses operate and maintain an electric distribution network under the concession, and bill customers directly via consumption and/or demand charges.

Our businesses in this segment are summarized in the table shown below. Information is as of December 31, 2008.

					Scheduled
		AEI			Termination
		Ownership			Date of	Approximate
		Interest			Principal	Number of	Approximate		GWh
		(Direct and		Operating	Concession	Customers	Number	Network	Sold
Business	Country	Indirect)		Control(1)	Agreement	(thousands)	of Employees	in Miles	(2008)(2)

Elektro	Brazil	99.68%		Yes	2028, extendable for 30 years	2067	2,678	65,749	10,876
Elektra	Panama	51.00%		Yes	Expires in 2012, then subject to new bid	340	557	5,340	2,250
EDEN	Argentina	90.00	%(3)	Yes	2092	322	725	10,880	2,510
Delsur	El Salvador	86.41%		Yes	Terminates only if Delsur breaches agreement	308	273	5,159	1,162
Chilquinta	Chile	50.00%		Joint with Sempra	Indefinite; may be revoked if Chilquinta fails to meet certain quality and safety standards	475	427	5,088	2,303
Luz del Sur	Peru	37.97%		Joint with Sempra	Indefinite; terminates only if Luz del Sur breaches agreement	808	688	11,193	5,333

						4,324	5,547	103,694	20,177

(1)	“Operating Control” means that AEI either has a controlling interest in the business or operates the business through an operating agreement.

(2)	Represents GWh sold plus GWh transmitted through the business’ service territory on behalf of others.

(3)	Subject to local anti-trust approval.

In 2008, the power distribution segment accounted for 24.07% of our net revenues, 52.53% of our operating income and 55.94% of our Adjusted EBITDA.

Elektro Eletricidade e Serviços S.A. (Elektro)

Overview

Our subsidiary, Elektro, is the eighth largest electricity distribution company in Brazil and the third largest, among peers, in the state of São Paulo. Elektro was created through a spin-off of the power distribution business of Companhia Energética de São Paulo in January 1998 pursuant to a national power sector privatization program. We indirectly control 99.68% of the economic interests and 99.97% of the voting rights of Elektro. The remaining shares are publicly traded on the São Paulo Stock Exchange under the symbols “EKTR3” for its ordinary shares and “EKTR4” for its preferred shares. Elektro is regulated by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and, as a regulated power distribution concessionaire, by ANEEL. In 2008, Elektro recognized revenues of $1,407 million.

	As of and for the Year Ended December 31,
	2006	2007	2008
	Millions of dollars (U.S.) except GWh, customers and miles

Customers at year end (thousands)	1,954	2005	2,067
Energy sales (GWh)	9,868	10,093	10,845
Operating income	$320	$323	$298
Depreciation and amortization	$60	$115	$110
Net debt(1)	$134	$229	$241
Network length (miles)	62,678	64,478	65,749

(1)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$415	$414	$370
Less
Cash and cash equivalents	(237)	(130)	(93)
Current restricted cash	(23)	(25)	(7)
Non-current restricted cash	(21)	(30)	(29)

Net debt	$134	$229	$241

Concession and Contractual Agreements

Elektro holds a 30-year renewable concession from ANEEL covering 223 municipalities in the state of São Paulo, which is the most highly urbanized and industrialized state in Brazil, accounting for 33.9% of Brazilian GDP and 30.3% of national electricity consumption in 2008, and five municipalities in the State of Mato Grosso do Sul. Elektro’s concession area encompasses 46,080 square miles and has a population of approximately 5.5 million.

Elektro’s concession agreement, the first term of which expires in 2028, provides exclusive distribution rights within the concession area. We may seek an extension of the concession agreement for an additional term of 30 years by submitting a written request to ANEEL accompanied by proof of compliance with various fiscal and social obligations required by law.

Tariffs

Tariffs for Brazilian power distribution companies are reviewed by ANEEL periodically. Elektro has tariff reviews every four years, and its last review was in August 2007. During this review, Elektro’s tariffs, considering all customer segments, were reduced by 18.59%. The four-year reviews reset the tariffs to compensate for Elektro’s capital, operational and administrative costs, investments to maintain the existing assets, plus a pass-through of non-controllable costs, including energy purchases and sector charges.

ANEEL uses a model distribution company as its basis to calculate reasonable reimbursable operational and administrative costs. For Elektro, there may be an adjustment in the operations and maintenance cost allowance in 2009 due to ongoing regulatory changes in the model distribution company. Capital costs and depreciation expenses are determined based on a regulated asset base calculated at replacement costs of Elektro’s assets. Tariffs are also adjusted annually for inflation of controllable costs adjusted by the X factor, and to pass through adjustments to non-controllable costs. The X factor (inflation reductor of the annual controllable costs adjustment) aims to capture scale gains due to market growth and pass those gains through to customers. The last tariff readjustment occurred in August 2008 and increased the average tariff by 11.63%. Under its concession, Elektro is also entitled to an extraordinary tariff review to restore the economic equilibrium if significant macroeconomic events or changes in law alter its cost and revenue structure.

The pass through mechanism has also historically allowed distribution companies to benefit from higher energy sales or improved sales mix in comparison with the parameters utilized in the preceding tariff review, during the 4 year cycle until the following tariff review. Nevertheless, losses could also be incurred if sales or mix were less favorable than forecasted.

ANEEL, has indicated that the pass through of non-controllable costs should be neutral, meaning that it should not cause any gains or losses to the distribution companies. In September 2008, ANEEL issued a technical note proposing changes to adjust this methodology. This proposal is currently under analysis by the Ministry of Mines and Energy.

Customer Base

Elektro serves approximately two million customers. Over the past five years, Elektro has experienced a 3.1% average annual growth rate of its customer base. Additionally, electricity consumption in Elektro’s concession area has grown 4.1% per year during the past three years. Approximately 99% of Elektro’s revenue base is generated through regulated business, with the majority of the customer base composed of commercial, small and mid-sized industrial and residential customers. Elektro’s large and fragmented concession area results in a diversified customer base which operates in different sectors of the economy, thus mitigating Elektro’s exposure to economic cycles. Elektro has limited customer concentration, as its 30 largest customers represent only 11.2% of total 2008 GWh sales and 7.7% of total 2008 revenues.

The following table sets forth the average number of customers by category for the periods indicated.

Number of Customers

				Weighted
				Average
				Annual Growth
	As of December 31,			2008/2006
Customer Type	2006	2007	2008	(%)

Residential	1,674,743	1,712,012	1,763,950	2.6
Commercial	131,522	133,693	139,733	3.1
Industrial	21,475	21,833	22,112	1.5
Government	19,432	20,041	21,228	4.5
Rural	107,035	117,314	120,128	6.0

Total	1,954,207	2,004,893	2,067,151	2.8

Sales by Types of Customer

							Average
							Annual
	For the Year Ended December 31,						Growth 2008/2006
Customer Type	2006		2007		2008		%
	Millions of dollars (U.S.) except GWh
		GWh		GWh				GWh

Residential	$618	3,060	$704	3,184	$739	3,347	9.4	4.6
Commercial	256	1,379	296	1,490	305	1,580	9.2	7.0
Industrial	445	3,348	469	3,464	594	4,052	16.1	10.2
Government	138	1,004	150	1,024	152	1,058	5.0	2.7
Rural	80	770	90	809	87	807	4.5	2.4
Other revenues/taxes	(507)	306	(514)	123	(488)	31	(1.9)	(67.3)
Total net revenues — Elektro	1,031	9,868	1194	10,094	1,389	10,876	16.1	5.0
EKCE(1)	49	1,338	45	986	18	318	(33.3)	(47.1)

Total net revenues — consolidated	$1,080	11,206	$1,239	11,080	$1,407	11,194	14.2	0.0

(1)	EKCE’s results are consolidated into Elektro’s U.S. GAAP financial results.

Under Brazilian regulations, customers with demand equal to or greater than 3 MW may elect to become “free customers.” Free customers can purchase energy directly from marketing companies and/or generating plants and pay wheeling charges to Elektro. In addition to free consumers, certain consumers with capacity equal to or greater than 500 kW, or special consumers, may choose to purchase energy in the free market, subject to certain terms and conditions. These special consumers may only purchase energy from (i) small hydroelectric power plants with capacity up to 30,000 kW, and (ii) renewable energy generators (solar, wind and biomass enterprises) with capacity injected in the system up to 30,000 kW. As of December 2008, 32 customers had left Elektro’s regulated market for the free market and 17 potential free customers remain with Elektro. Our marketing company, EKCE — Elektro Comercializadora de Energia Ltda., sells energy to free customers. Elektro charges each free customer within its service concession area a distribution fee for the use of its distribution network.

Power Supply

All of Elektro’s energy requirements are supplied by (i) contracts from the Itaipu hydro power plant which expire in 2023, (ii) contracts from regulated public auctions, (iii) a renewable energy government program or (iv) though bilateral contracts which were signed before the 2004 regulatory changes. These contracts are denominated in Brazilian reais and adjusted for inflation, except for those with Itaipu which are U.S. dollar denominated, and accounted for about 25% of Elektro’s power supply in 2008. The applicable regulation uses a tracking account mechanism to capture possible foreign exchange effects which are passed through to tariffs upon the annual adjustment.

Current legislation requires that distribution companies must contract 100% of their energy needs through federally regulated public auctions. The power purchase agreements resulting from these auctions are non-negotiable adhesion contracts, which are regulated by the government in every aspect except for volume (defined by the distribution companies’ load forecast profile) and price (the maximum purchase price as defined by the government). The purchase price for the distribution companies is established during the federal auction bidding process and is fully passed through to the customer tariff.

Distribution companies can purchase their energy needs three to five years ahead. In order to mitigate demand forecast uncertainties, distribution companies have the right to reduce up to 4% of the initially contracted amount in case of market variations and any amount related to eligible customers which become “free customers” without penalty. Energy purchases of up to 3% in excess of a distribution company’s total demand are allowed to be fully passed through to customers. If the distribution company foresees that it may be short of energy in the following years, it may buy additional energy up to 1% of its total demand of the previous year in annual auctions (except 2009, when the limit will be 5%); distribution companies can also swap energy contracts of existing power plants with other distribution companies that have a surplus of energy through the swap operation managed by the Chamber of Electric Energy Commercialization (Câmara de Comercialização de Energia Elétrica — CCEE). If a distribution company has not contracted a sufficient volume to cover its energy needs due to a miscalculation of the demand forecast, it will be subject to penalties by the regulator. A distribution company can also be subject to losses if its long position is higher than 3% of its total demand and prices in the spot market are lower than the average cost of energy purchased.

In order to comply with these regulations, Elektro has purchased energy in auctions to cover its estimated market growth through eight-year term contracts with existing power plants, thirty-year term contracts with new hydro power plants and fifteen-year term contracts with new thermal power plants. With these purchases, Elektro believes it has met its forecasted energy needs through the year 2012.

Operations

Elektro has extensive experience in power distribution operations management, including the management of a modern call center and an operations dispatch center. Elektro’s operations are centralized and integrated into its corporate headquarters in the city of Campinas, state of São Paulo. Elektro was one of the first electricity distributors in Brazil to achieve significant cost savings from fully centralized operations and a state-of-the-art communications infrastructure. Among other technological innovations, Elektro pioneered the use of personal digital assistants for the optimal dispatch of field crews. In addition, Elektro has certifications under ISO 9001, ISO 14001 (for four substations) and OHSAS 18001.

Elektro is recognized as one of the best electricity distribution businesses in Brazil compared to peer companies based on operating and efficiency measures, despite its large and non-contiguous concession area, and has been repeatedly recognized in Brazil for social responsibility and human development. Elektro was awarded the “Best LDC” in Brazil award from the Brazilian Power Distribution Companies Association (Associação Brasileira de Distribuidoras de Energia Elétrica) in 2004, 2005 and 2007, the Best in Operations Management award in 2004, 2006, 2007 and 2008, the Best in Social Responsibility award in 2007 and the Best in Customer Service award in 2007. In 2008, Elektro received the Award for Customer Satisfaction (IASC) in the category of “Southeast Region Having More Than 400,000 Consumer Units” from ANEEL. Elektro has also received awards for achieving the highest safety levels in the industry in 2001, 2002 and 2005 and for Best Economic and Financial Performance in 2006 from the Brazilian Power Distribution Companies Association (Associação Brasileira de Distribuidoras de Energia Elétrica). In 2008, Elektro received the first place award for its Values and System of the Management of Knowledge project, from the COGE Foundation and, the magazine Exame recognized Elektro, for the fourth consecutive year, as one of the top 20 companies acting to support sustainability.

Elektro has 119 substations, 2,962 MVA of installed transformation power with over 64,904 miles of distribution lines and 845 miles of transmission lines and serves a 2,283 MW peak load. Elektro has eight regional offices and technical teams in 101 strategic locations for services, including the restoration of electricity service, maintenance of the distribution network and other commercial services.

Elektro has historically maintained outages at low levels as shown in the table below:

	For the Year Ended
	December 31,
	2006	2007	2008

FEC (number per customer per year)	6.7	6.4	6.02
DEC (hours per customer per year)	10.2	9.4	8.52

Efficiency measures implemented by Elektro since privatization in 1998 include reduction of employee headcount from 2,757 at the time of privatization to 2,678 as of December 31, 2008, despite the increase of about 609,000 customers. The collective bargaining agreement will expire in May 2009 and a new agreement is under discussion with the union. Relations with the union have been constructive and there have been no work stoppages. Elektro has successfully implemented a corporate-wide resource planning system and modern operations management, billing and telecommunications systems. Elektro has maintained its focus on a measurement inspection program in order to control fraud and replace defective equipment, recovering 124.5 GWh in 2006, 80.3 GWh in 2007 and 92.6 GWh in 2008. Compared to other large power distributors in Brazil, Elektro was ranked second for lowest energy losses in 2006.

Electricity supply to rural customers has been an important issue for the Brazilian government. In November 2003, the Brazilian government announced a long-term plan in order to provide energy to 12 million people in rural areas of Brazil. Pursuant to the mandatory program Light for All (Luz para Todos), Elektro has connected over 39,000 new customers since November 2004 (over 9,400 in 2007 plus an additional 3,267 in that year through rural universalization) and connected approximately 7,600 new rural customers in 2008 and currently plans to connect approximately 7,300 new rural customers in 2009. Elektro has invested $69.4 million in this program from November 2004 until December 2007. Financing covers approximately 45% of these capital expenditures, with 30% provided by the Brazilian Energy Development Account (Conta de Desenvolvimento Energético), 10% provided by Brazilian government funding and 15% from Elektro’s own cash.

Financing

Elektro finances its capital expenditures through subsidized financing sources available in the Brazilian financial market such as BNDES, Eletrobrás and FINEP. All of Elektro’s financing is denominated in local currency to match its cash flows.

In May 2009, Standard & Poor’s upgraded Elektro’s rating to brAA+, one of the highest Standard & Poor’s ratings in the electricity distribution sector in Brazil. Standard & Poor’s also upgraded the rating to brAA+ for Elektro’s non-convertible debentures.

Elektra Noreste, S.A. (Elektra)

Overview

Our subsidiary Elektra is the second largest electricity distribution company in Panama in terms of electricity volume distributed, number of customers and area served. In connection with the process of privatizing the Panamanian electricity sector, Elektra was incorporated on January 22, 1998 and, through a Sale and Purchase Agreement dated October 30, 1998, 51% of its common stock was sold to the Panama Distribution Group, S.A., or PDG, with the remaining 49% retained by the Panamanian government and Elektra employees. 51% of Elektra’s common stock is owned indirectly by AEI through PDG. In 2008, Elektra recognized revenues of $517 million.

	As of and for the Year Ended
	December 31,
	2006	2007	2008
	Millions of dollars (U.S.), except GWh, customers and miles

Customers at year end (thousands)	312	328	340
Energy sales (GWh)(1)	2,029	2,179	2,250
Operating income	$33	$34	$36
Depreciation and amortization	$12	$13	$13
Net debt(2)	$67	$91	$119
Network length (miles)	4,914	5,154	5,340

(1)	Does not include sales for distribution in third-party transmission.

(2)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$99	$99	$144
Less
Cash and cash equivalents	(32)	(8)	(25)
Current restricted cash	0	0	0
Non-current restricted cash	0	0	0

Net debt	$67	$91	$119

Concession and Contractual Agreements

Elektra holds from the Panamanian National Authority of Public Services (Autoridad Nacional de los Servicios Públicos), or ASEP, an exclusive concession for electricity distribution in the northern and eastern parts of Panama, including the eastern part of Panama City and the province of Colón. As of December 31, 2008, Elektra’s operations covered a territory of approximately 11,261 square miles that included approximately 1.4 million inhabitants, or 41% of Panama’s total population including two of Panama’s main economic centers: the province of Colón with a Panama Canal terminal, the International Free Zone and 53% of the country’s container port activities; and the province of Panama with the international airport, the main water company and the main cement company. As of December 31, 2008, Elektra had a market share of approximately 44% of the customers and approximately 42% of total energy sales in Panama. In 2008, Elektra had total energy sales of 2,250 GWh to approximately 340,000 customers.

Elektra’s concession has a 15-year term and expires in October 2013. In accordance with Panamanian law, at the end of this term, a competitive bid process for the sale of a minimum of 51% of the share capital of Elektra will take place. We can participate in the bidding and will only be required to sell and transfer control of our interest in Elektra to a higher bidder, retaining the amount bid by the higher bidder. Following the auction a new 15-year concession will be granted to Elektra.

Elektra is required to provide contract coverage for its regulated customers for 24 months, renewable every two years, to limit fluctuations in energy costs. Historically, Elektra has contracted annually approximately 79% to 95% of its total requirements through purchase agreements in the contract market. For the year ended December 31, 2008, Elektra purchased approximately 81% of its total energy requirements through power purchase agreements. Purchase prices for these contracts are based on competitive bidding processes, and Elektra satisfies the balance of its requirements, including during peak demand periods, through purchases in the spot market. For 2009, Elektra has contracted 84% of its energy requirements and for 2010 to 2012 over 79% of its requirements.

Elektra’s tariff structure remains in effect for a four-year period, with the next reset scheduled for June 2010. The charges under the tariff are adjusted every six months by ASEP due to inflation and actual energy costs. ASEP establishes the maximum distribution tariff that Elektra may charge its customers which will generate revenues to cover efficient investments, operating, maintenance, administrative and service expenses, a standard level of loss and depreciation and a reasonable return on invested capital.

Customer Base

Elektra serves approximately 340,000 customers. The average annual growth in customers from 2006 through 2008 was 4.4%. As of December 31, 2008, no single customer represented more than 10.0% of Elektra’s sales. As of that date, Elektra had a customer mix by volume of 41% commercial, 33% residential, 14% governmental and 12% industrial.

Operations

As of December 31, 2008, Elektra had a peak demand of 395 MW. Elektra has a workforce of 1,378 people. Out of the 557 direct employees, 232, or 42%, were unionized. The collective bargaining agreement was recently re-negotiated and expires in February 2012. Relations with the union have historically been constructive and there have been no work stoppages. As of December 31, 2008, Elektra’s electricity distribution network comprised approximately 5,340 miles of distribution lines, 13 key substations and 1,167 MVA of transforming capacity. Elektra achieves a load factor, which is the ratio of average load to peak load, of approximately 72%. Certain customers are serviced by isolated systems, which are distribution systems not connected to the National Interconnected System for the transmission and distribution of electricity.

The following table summarizes Elektra’s actual urban outages for the periods indicated. Since 2001, Elektra has reduced total annual urban forced outages by approximately 71.8%. Under Panamanian regulations, Elektra is not permitted to have more than six interruptions per customer per year. The total duration of the interruptions cannot exceed 8.76 hours.

	For the Year Ended
	December 31,
	2006	2007	2008

SAIFI (number per customer per year)	3.02	2.69	2.75
SAIDI (hours per customer per year)	3.39	2.99	3.10

Pursuant to a Management Consulting Agreement, CPI Limited, our wholly-owned subsidiary, provides Elektra with management and consulting services and is entitled to a management fee of 4% of Elektra’s earnings before interest, taxation, depreciation and amortization.

Financing

As of December 31, 2008, Elektra’s outstanding third-party indebtedness totaled $119 million, consisting of unsecured senior notes issued in June 2006 for $99 million and of $20 million corporate bonds issued in October 2008. Elektra had three revolving credit facilities totaling $50 million, out of which $25 million were drawn as of December 31, 2008. Elektra is in the process of conducting a $40 million note offering that is being issued in two tranches, $20 million of which has closed and the remaining $20 million is currently on hold due to market conditions.

Empresa Distribuidora de Energía Norte S.A. (EDEN)

Overview

Our subsidiary EDEN is the electricity distribution company of northern Buenos Aires Province in Argentina. EDEN supplies a region of approximately 42,000 square miles, and had energy sales of 2,510 GWh of electricity in 2008, through 10,880 miles of medium and high tension lines including 7,160 substations. We acquired our 90.00% interest in EDEN in 2007 through the exchange of debt for equity. The transaction is subject to local anti-trust approval. In 2008, we recognized from EDEN revenues of $122 million, operating income of $14 million and depreciation and amortization of $3 million. As of December 31, 2008, EDEN had net debt of $24 million, which is derived from $37 million of total debt, less $13 million for cash and cash equivalents.

The table below provides a summary of EDEN’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008

Customers at year end (thousands)	307	315	322
Energy sales (GWh)(1)	2,279	2,418	2,510
Network length (miles)	10,644	10,745	10,880

(1)	Does not include sales for distribution in third-party transmission.

Concession and Contractual Agreements

EDEN has a concession agreement with the government of Buenos Aires Province which expires in 2092. The concession term is divided into nine administrative periods. The first period lasts 15 years and expires in 2012. The concession is subsequently renewable for an additional 10-year period, subject to certain conditions. The concession agreement establishes an auctioning mechanism for the sale of the controlling stake in EDEN at the end of each administrative period; provided, however, that the controlling shareholder of EDEN retains the controlling stake, without having to make any payment, if it submits to the government of Buenos Aires Province a valuation for the controlling stake that is equal to or higher than the highest offer submitted in the bidding process.

In 2002, EDEN’s tariffs for the provision of services were converted from their original U.S. dollar values to Argentine pesos at a rate of AR$1.00 per U.S.$1.00. In 2006, EDEN renegotiated its tariff structure with the government of Buenos Aires Province. On August 25, 2008, a new decree was issued raising the EDEN tariff by 44% on average. We expect the next tariff review to be during 2009.

Customer Base

As of December 31, 2008, EDEN served approximately 322,000 customers. No single customer represented more than 10% of EDEN’s sales. The customer base grew at a rate of 8.2% for the period 2004 to 2007. In 2008, customer mix by volume was: 23% residential, 12% commercial, 29% industrial, 22% cooperatives, 11% transmission-only services and 3% others.

Operations

As of December 2008, EDEN had a workforce of 725 employees, of which 606 were unionized. Relations with the unions have been constructive. EDEN has earned certifications under ISO 9001.

The following table summarizes EDEN’s forced outages for the periods indicated. Since its privatization in 1997, EDEN has reduced total overall forced outages by over 50%.

	For the Year Ended December 31,
	2006	2007	2008

SAIFI (number per customer per year)	8.67	8.21	8.82
SAIDI (hours per customer per year)	15.48	13.83	15.04

Financing

As of December 31, 2008, EDEN had $37 million in debt in the form of a dollar-denominated syndicated credit agreement. The change in control and the change of operator resulting from our acquisition of EDEN constituted a breach of the credit agreement; consequently EDEN is in default. However, EDEN has continued paying quarterly interest and principal on its financial debt. The designated administrative agent, upon receipt of instructions from the lenders of this debt, may declare the principal, accrued interest, and all other obligations under the credit agreement to be immediately due and payable. EDEN is not currently taking any steps with regards to curing the technical default and it does not have any plans to refinance the facility. EDEN remains current in all of its payment obligations under the credit agreement and, to date, has not been notified by the lenders of the acceleration of its obligations under the credit agreement.

Distribuidora de Electricidad Del Sur, S.A. de C.V. (Delsur)

Overview

Our subsidiary Delsur is the second largest electricity distribution company in El Salvador in terms of electricity volume distributed and number of customers. Delsur serves the south-central region of the country. This service region comprises 1,774 square miles, or approximately 22% of El Salvador’s territory, which includes approximately 2.0 million people, or approximately 29% of El Salvador’s total population, and constitutes approximately 25% of total energy sales in El Salvador. In 2008, Delsur had total energy sales of

1,162 GWh to approximately 307,686 customers. Delsur was privatized in 1998 in connection with the privatization process of the Salvadoran electricity sector, and 75% of Delsur’s common stock was sold to Electricidad de CentroAmerica S.A. de C.V., or EC, which subsequently acquired an additional 11.4% through purchases in the open market. The remaining stock is held by minority shareholders. Delsur is listed on the El Salvador Stock Exchange (Bolsa de Valores de El Salvador) under the symbol “ADELSUR.” In May 2007, AEI acquired 86.4% of Delsur’s common stock through the acquisition of EC. On August 29, 2008, we restructured the ownership chain of EC and EC transferred all of Delsur’s shares to AEI El Salvador Holdings, Ltd. In 2008, we recognized from Delsur revenues of $172 million, operating income of $12 million and depreciation and amortization of $11 million.

The table below provides a summary of Delsur’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008

Customers at year end (thousands)	289	299	308
Energy sales (GWh)	1,093	1,113	1,162
Network length (miles)	4,037	4,037	5,159

Concession and Contractual Agreements

Delsur holds an electricity distribution license in El Salvador approved by the General Superintendency of Electricity and Telecommunications (Superintendencia General de Electricidad y Telecomunicaciones), or SIGET. Delsur’s distribution license is automatically renewed by SIGET on an annual basis as long as Delsur provides certain basic operational information to SIGET. An existing license of an electricity distribution company may only be cancelled by SIGET if a distributor fails to remediate after notice of any specific breach of applicable Salvadoran law or regulations governing its distribution of electricity. Although electricity distribution companies in El Salvador have no exclusivity over a specific territory, in practice they serve specific geographic areas.

There are three components to Delsur’s regulated distribution tariff: (1) an energy charge, (2) a distribution charge, and (3) a customer service charge. The energy charge is adjusted every six months based on the last six-month period average spot power prices. The distribution charge is adjusted and approved by SIGET every five years and is indexed annually by 50% of the change in inflation. The distribution charge provides for the recovery of the investment (at a 10% rate of return) and operating costs of a model distribution company delivering energy to end-users. The customer service charge includes costs related to billing, customer service, marketing and other services. This charge is also adjusted and approved by SIGET every five years and is indexed for inflation. Delsur’s tariff was reset in December 2007 and amended in March 2008. As a result, regulated income was reduced by an average of 21.6% (20.0% due to reductions in distribution and commercial tariffs and 1.6% due to technical and non-technical losses). Delsur’s management has also implemented several measures to improve operational efficiency and adjust the costs of Delsur to levels more consistent with the new tariffs.

Customer Base

As of December 31, 2008, no single customer represented more than 10.0% of Delsur’s sales. As of that date, Delsur served 307,686 customers, with a customer mix by volume of 35% residential, 7% commercial, 56% industrial and 2% governmental. The average annual growth of the number of customers from 2004 to 2008 was 3.3%.

Operations

As of December 31, 2008, Delsur had a peak demand of 226 MW. As of that date, Delsur’s electricity distribution network comprised 5,159 miles of distribution lines, 25 key substations and 287 MVA of transforming capacity. Delsur achieves a load factor, which is the ratio of average load to peak load, of approximately 70%. As of December 31, 2008, Delsur had a workforce of 751 people, of which 478 were contractors. Out of the 273 direct employees of Delsur, 174, or 63.7%, were unionized. Relations with the union have historically been constructive and there have been no work stoppages.

The following table summarizes Delsur’s forced outages for the periods indicated. Since the privatization in 1998, Delsur has reduced total overall forced outages by approximately 23%.

	For the Year Ended December 31,
	2006	2007	2008

SAIFI (number per customer per year)	11	17	15
SAIDI (hours per customer per year)	31	41	37

Pursuant to an operations and management agreement, EC, our wholly-owned subsidiary, provides Delsur with operations and management services and is entitled to a management fee equivalent to 1.5% of Delsur’s revenues.

Financing

On August 29, 2008, Delsur entered into a $75 million seven-year senior term loan. Delsur entered into an interest rate cap on November 26, 2008, for a notional amount of $36.5 million to partially mitigate interest rate exposure.

Chilquinta Energia S.A. (Chilquinta)

Overview

On December 14, 2007, we acquired a 50.0% interest in Chilquinta and associated companies. Chilquinta, together with its subsidiaries, is the fourth largest power distribution group in Chile as measured by 2007 energy sales. Chilquinta owns a controlling interest in four small power distribution companies in Chile: Litoral (75.61%), LuzParral (56.59%), LuzLinares (85.00%), and Energía Casablanca (69.75%).

The table below provides a summary of Chilquinta’s stand-alone operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008

Customers at year end (thousands)	454	465	475
Energy sales (GWh)	2,121	2,281	2,303
Network length (miles)	4,949	4,921	5,088

Concession and Contractual Agreements

Chilquinta is the main power distributor for Chile’s Region V, which comprises approximately 1,960 square miles and includes the city of Valparaiso. Chilquinta’s concession licenses have no expiration dates.

Under the Chilean regulatory framework, Chilquinta’s tariffs are subject to a four-year review cycle, the most recent of which was conducted in November 2008. However, no official decrees related to the November 2008 review have currently been published. Chile has a well-established, independent regulatory structure. Rates are regulated through an autonomous technical agency, the National Energy Commission (Comisión Nacional de Energía). The tariff includes three major components: (i) a capacity and energy charge, which is passed through to the end customer, (ii) a value-added distribution charge, which includes regulated returns on assets, operating and maintenance charges and an allowance for distribution losses and (iii) a transmission charge and sub-transmission surcharge.

Following the enactment of Short Law II in Chile in May 2005, prices with respect to new contracts between generators and distributors for the supply of electricity to regulated clients from 2010 and thereafter will be determined through competitive tenders by distributors.

Customer Base

As of December 31, 2008, Chilquinta served approximately 475,000 customers, comprising 92% residential, 0.21% industrial, 6% commercial, and 1.8% other.

Operations

As of December 31, 2008, Chilquinta employed 427 people, 234 of whom were unionized. Strikes against “strategic” public service companies such as Chilquinta are prohibited under Chilean government decrees and there have been no work stoppages since privatization.

Tecnored provides management of technical projects and services, construction work, and preventative and corrective maintenance for Chilquinta and third parties.

The following table summarizes Chilquinta’s forced outages for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008

SAIFI (number per customer per year)	2.7	1.5	1.5
SAIDI (hours per customer per year)	7.3	4.1	3.8

Luz del Sur S.A. (Luz del Sur)

Overview

On December 14, 2007, we acquired a 50.00% interest in Peruvian Opportunity Company, SAC, or POC, the holding company of Luz del Sur and associated companies, through which we acquired 37.94% of Luz del Sur. In May 2008, we acquired an additional 0.03% of Luz del Sur in a public tender. We currently own 37.97% of Luz del Sur. Luz del Sur is the largest power distribution company in Peru as measured by 2008 energy sales and is listed on the Lima Stock Exchange under the symbol “LUSURC1.”

The table below provides a summary of Luz del Sur’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008

Customers at year end (thousands)(1)	787	782	808
Energy sales (GWh)(1)(2)	4,642	4,994	5,333
Network length (miles)(1)	11,004	11,169	11,400

(1)	Includes Luz del Sur only and does not include its subsidiary.

(2)	Does not include sales for distribution in third-party transmission.

Concession and Contractual Agreements

Luz del Sur holds an exclusive concession for electricity distribution in the southern half of Lima province and Cañete province in Peru. Luz del Sur’s concession area spans approximately 1,157 square miles and includes important commercial and residential areas in the capital city. The concession area includes over 4 million inhabitants, or approximately 13% of Peru’s total population. Peruvian power distribution companies are required to provide services within their concession area at applicable tariffs to public service customers. Concession licenses have no expiration dates.

Luz del Sur operates under a four-year tariff review cycle. Luz del Sur’s next review is scheduled for November 2009. Rates are regulated through an autonomous technical agency, the Tariff Regulatory Bureau (Gerencia Adjunta de Regulación Tarifaria). The tariff includes two major components: (i) a capacity and energy charge, which is passed through to the end customer and (ii) a value-added distribution charge, which includes regulated returns on assets, operating and maintenance charges and an allowance for distribution losses. In between tariff review periods, the value-added distribution component is adjusted periodically by reference to a tariff index.

Customer Base

As of December 31, 2008, Luz del Sur served approximately 808,000 customers and has energy sales of 5,333 GWh, broken down as follows: 40% residential, 23% industrial, 17% commercial and 20% other. This represented approximately 20% of market share in Peru by sales volume.

Operations

As of December 31, 2008, Luz del Sur employed approximately 688 people, 278 of whom were unionized. Relations with the union have been constructive and there have been no significant work stoppages since Luz del Sur was privatized.

Tecsur provides supply, storage and purchasing of materials, leasing of vehicles, maintenance, construction, as well as service termination and reconnection services for Luz del Sur and its subsidiary.

The following table summarizes Luz del Sur’s forced outages for the periods indicated.

	For the Year Ended December 31,
	2006	2007	2008

FEC (number per customer per year)	3.1	2.2	2.2
DEC (hours per customer per year)	6.9	6.3	6.1

Power Generation

Segment Overview

Our Power Generation businesses generate and sell wholesale power to large off-takers. Most of the businesses in this segment sell substantially all of their generating capacity under long-term contracts primarily to state-owned entities. These businesses convert fuel to electricity. Most of our off-take agreements are structured to minimize our business exposure to commodity fuel price volatility. Our businesses in this segment are summarized in the table shown below. Information is as of December 31, 2008.

Power Generation
						Percent
						Generating
						Capacity Under
						Contracts and
						Scheduled
				Installed		Termination Date
		AEI Ownership		Generating		Under Principal	Approximate
		Interest (Direct	Operating	Capacity	Primary Fuel	Power Purchase	Number of
Business	Country	and Indirect)	Control(1)	(MW)	Type	Agreements	Employees

Trakya	Turkey	59.00%	Yes	478	Natural Gas	100% until June 2019	86
Cuiabá — EPE	Brazil	50.00%	Joint with Shell	480	Natural Gas	100% until May 2019	65
Luoyang(2)	China	50.00%	Yes	270	Coal	PPA renewed annually.	95

PQP	Guatemala	100.00%	Yes	234	Bunker Fuel	47% until February 2013	45
San Felipe	Dominican Republic	100.00%	Yes	180	Diesel Oil/ Bunker Fuel	100% until January 2015	78
ENS	Poland	100.00%	Yes	116	Natural Gas	79% until December 2010	47
Subic(3)	Philippines	50.00%	No	116	Bunker Fuel	100% until February 2009	76
Corinto	Nicaragua	50.00%	Yes	71	Bunker Fuel	71% until September 2014	84

Power Generation
						Percent
						Generating
						Capacity Under
						Contracts and
						Scheduled
				Installed		Termination Date
		AEI Ownership		Generating		Under Principal	Approximate
		Interest (Direct	Operating	Capacity	Primary Fuel	Power Purchase	Number of
Business	Country	and Indirect)	Control(1)	(MW)	Type	Agreements	Employees

Tipitapa(4)	Nicaragua	100.00%	Yes	51	Bunker Fuel	100% until 2014	49
JPPC	Jamaica	84.40%	Yes	60	Bunker Fuel	100% until 2016	55
DCL(5)	Pakistan	60.22%	Yes	94	Natural Gas	100% until April 2038	99
Emgasud	Argentina	31.89%	No	65	Natural Gas/ Fuel Oil	100% until 2011 and 2012	16
				2,215			795

(1)	“Operating Control” means that AEI has either a controlling interest in the business or operates the business through an operating agreement.

(2)	On February 5, 2008, we acquired a 48.00% interest in Luoyang. On June 6, 2008, we acquired an additional 2.00% interest in Luoyang.

(3)	During the first quarter of 2009, the BOT agreement for Subic expired on schedule and the plant was turned over to NCP.

(4)	On June 11, 2008, we acquired a 100.00% interest in Tipitapa.

(5)	On July 18, 2008, we acquired a 48% interest in DCL. Since the additional acquisition, we have executed additional share subscription agreements that have resulted in an increase in our ownership to 60.22%.

In 2008, the Power Generation segment accounted for 12.75% of our net revenues, 1.89% of our operating income and 7.96% of our Adjusted EBITDA.

Power Generation Growth

We are actively involved in several development projects in this segment. By their nature, these opportunities are long-term projects involving siting, permitting, sourcing, marketing, constructing, financing and ultimately operating activities. Our greenfield development activities are focused primarily in our Power Generation segment in the markets where we currently operate, including opportunities that are significantly advanced in Guatemala and Peru. In May 2008, one of our subsidiaries was awarded a contract to supply 200 MW to local distribution companies as part of a competitive public bid process in Guatemala for which we expect to build, own and operate a nominal 300 MW solid fuel-fired generating facility in the Department of Escuintla, Guatemala. Our subsidiary also executed power purchase agreements with the distribution companies to sell capacity and energy for 15 year terms pursuant to the bid terms. The anticipated investment size for this facility is expected to exceed $700 million. Subject to obtaining financing and completion of other project milestones, we anticipate commencing construction in the second half of 2009 and commercial operations in 2012. In June 2008, we completed the purchase of an 85.00% interest in a nominal 530 MW generating project under development near Lima, Peru for $120 million, with $20 million of the purchase price to be paid to the seller upon the achievement of certain project development milestones. The purchase includes the project site and major equipment. Subject to securing a gas supply agreement and completion of other project milestones, we anticipate commercial operations to begin during 2011.

Trakya Elektrik Uretim ve Ticaret A.S. (Trakya)

Overview

We own a 59% interest in Trakya, a Turkish combined cycle combustion turbine generator with a nominal capacity of 478 MW and related equipment. The plant is located in the province of Tekirdag on the northern coast of the Sea of Marmara approximately 60 miles to the west of Istanbul. The plant consists of two Siemens V 94.2 combustion turbine generators designed to run on natural gas or diesel oil, two heat recovery system generators manufactured by Nooter/Eriksen and a single Siemens steam turbine generator. A storage facility on site is capable of holding 15 days’ supply of diesel oil. The power plant commenced commercial operations in June 1999. In 2008, Trakya recognized revenues of $416 million.

On May 1, 2009, we signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, we anticipate this transaction will be completed in mid-2009.

The table below provides a summary of Trakya’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008
	Millions of dollars (U.S.), except MW, % and Btu/kWh

Capacity (MW)	478	478	478
Capacity factor (%)	96.3	98.6	96.0
Heat rate (Btu/kWh)	7,431.8	7,400.2	7,452.0
Operating income	$85	$46	$24
Depreciation and amortization	$19	$19	$16
Net debt(1)	$82	$(62)	$(59)

(1)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$94	$47	$0
Less
Cash and cash equivalents	(60)	(8)	(59)
Current restricted cash	(13)	(13)	0
Non-current restricted cash	(103)	(88)	0
Net debt	$(82)	$(62)	$(59)

Contractual Agreements

The plant was constructed on a build, operate and transfer basis pursuant to an implementation contract entered into by Trakya with the Turkish Ministry of Energy and Natural Resources, or MENR. The contract was designed with larger upfront capacity fixed payments to repay the original debt financing within the ten-year period ended September 2008, and therefore payments under it decrease over time. Trakya beneficially owns and operates the power plant during the authorization period, which initially ends in June 2019. The authorization period may be extended until 2046, subject to tariff modification, sufficient gas supplies and other conditions set out in the implementation contract. At the end of the authorization period, the ownership of the power plant will be transferred free of charge to MENR. BOTAŞ, the state-owned natural gas monopoly, also provides Trakya with certain utility and other services under a separate agreement.

Trakya’s revenue is derived from selling 100% of the capacity and energy produced by the power plant to Turkiye Elektrik Ticaret ve Taahhut A.S., or TETAŞ, the state-run electricity contracting and trading company, under an energy sales agreement with an initial term ending in June 2019. The tariff under the energy sales agreement is based on a take-or-pay structure with fixed capacity, variable capacity and variable energy components that allow for recovery of fixed capital costs, servicing of debt, operation and maintenance costs, a pass-through of fuel costs and a return on investment. The variable energy component is paid for energy actually delivered to TETAŞ and is calculated based on a contract heat rate and the actual gas price paid to BOTAŞ. The tariff is denominated and paid in U.S. dollars, except for payments relating to the gas energy price, a percentage of variable capacity payments and certain taxes, which are paid in Turkish lira equivalent at the exchange rate for U.S. dollars on the date of payment.

Since November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal, but if accepted, implementation of changes to the power purchase agreements will take some time due to the need for a coordinated interaction among multiple government agencies. We do not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on our financial condition, results of operations, or liquidity.

Natural gas is the plant’s primary fuel source and is provided by BOTAŞ under a gas sales agreement with an initial term ending in 2014, which may be extended to 2019 subject to availability of gas. The obligations of TETAŞ and BOTAŞ are guaranteed by the Republic of Turkey acting through its treasury department. The gas sales agreement and the implementation contract were designed to provide Trakya with a secure fuel supply and a full pass-through of fuel costs, subject to target efficiencies. Due to force majeure events, the supply of natural gas to Trakya may be impeded or curtailed. Trakya’s ability to operate using alternate fuel (gasoil) may be limited by its current inventory of gasoil and/or by working capital constraints.

Operations

Commercial operations at the plant began on June 5, 1999. Trakya has consistently had strong operating performance with availability of 92.81%, reliability of 98.18% and total delivered energy of 34,511,244 MWh from the beginning of commercial operations through December 2008.

	For the Year Ended December 31,
	2006	2007	2008

Availability (%)	97.55	97.72	88.34
Reliability (%)	99.94	99.72	99.03
Generation (GWh)	3,703	3,753	3,342

Trakya is certified under ISO 9001, ISO 14001 and OHSAS 18001 and has an excellent safety and environmental record with zero employee lost time incidents in 2004 through 2008.

Operation and maintenance services for the power plant are provided by an operator consortium consisting of our affiliates under a long-term operations and maintenance agreement.

Management and Governance

Trakya’s affairs and the relationship among its shareholders are regulated by its articles of association and a shareholders agreement. The other shareholders of Trakya are an affiliate of E.ON, which owns 31%, and Gama Holdings, a Turkish conglomerate which, along with its affiliates, owns 10%.

The board consists of nine members, seven “interested” and two “independent.” All members are appointed by the shareholders. We nominate four of the seven interested members who are elected by Trakya’s general assembly of shareholders. The two independent members are elected by unanimous vote of the shareholders. All decisions of the board require an affirmative supermajority vote.

Financing

As of December 31, 2008, Trakya had repaid all debt outstanding under loans with the Export-Import Bank of the United States, the Overseas Private Investment Corporation and Bayerische Landesbank Group.

Cuiabá — EPE — Empresa Produtora de Energia Ltda. (EPE)

Cuiabá Integrated Project Overview

The Cuiabá Integrated Project consists of four companies that on an integrated basis operate a power plant in Brazil, purchase natural gas in Bolivia and transport it through pipelines to Brazil for use as fuel in the generation of electrical energy at the power plant. The project was designed to be expanded with additional available pipeline capacity through additional compression. The four companies are EPE, TBS, GOB, and GOM. See also “— Natural Gas Transportation and Services — Cuiabá — GasOcidente do Mato Grosso Ltda. (GOM), GasOriente Boliviano Ltda. (GOB) and Transborder Gas Services Ltd. (TBS).”

The figure below depicts the contractual relationships between the primary Cuiabá entities and major third-party suppliers and customer.

(1)	This agreement expired on June 30, 2008.

EPE is a Power Generation company that operates an approximately 480 MW dual fuel (natural gas/diesel), combined-cycle power plant located in Cuiabá, Mato Grosso, Brazil. The plant uses two V84 3A Siemens combustion turbine generators, one Siemens steam turbine generator and two HRSG — Heat Recovery Steam Generators. EPE’s in-service date was April 1999 and it began commercial operations in May 2002. We own a 50% interest in EPE.

The table below provides a summary of EPE’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008
	Millions of dollars (U.S.), except MW, % and Btu/kWh

Capacity (MW)	480	480	480
Capacity factor (%)	25.06	24.56	3.8
Heat rate (Btu/kWh)	7,564	6,519	7,576
Operating income	$(1)	$(85)	$(90)
Depreciation and amortization	$1	$1	$1
Net debt(1)(2)	$12	$3	$24

(1)	Attributable to notes owed to shareholder affiliates.

(2)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.”

Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$44	$42	$42
Less
Cash and cash equivalents	(32)	(39)	(13)
Current restricted cash	0	0	(5)
Non-current restricted cash	0	0	0
Net debt	$12	$3	$24

Concession and Contractual Agreements

In January 1998, EPE was granted a generation license by ANEEL to sell electricity to third parties. EPE sells all of its capacity to Furnas, one of Brazil’s federally controlled electricity generation companies under a power purchase agreement, or PPA, with a twenty-one year term ending in 2019. The obligations of Furnas under the PPA are guaranteed by Eletrobrás.

Pursuant to the PPA, EPE has committed to sell its entire capacity and associated energy to Furnas in exchange for a monthly payment in reais from Furnas based on a guaranteed available capacity and delivered energy. The PPA capacity and energy price is adjusted annually for Brazilian inflation, foreign exchange fluctuations (R$/U.S.$) and the U.S. consumer price index. It also has an account-tracking mechanism which compensates EPE for monthly U.S. dollar variations that are paid (or received) by Furnas in the following year. In addition, the PPA also allows EPE to request an extraordinary price adjustment for an economic-financial imbalance and contains a pass-through clause for tax increases. Under the PPA, payments for fixed capacity decrease over time.

If EPE defaults under the PPA, Furnas has the right but not the obligation to purchase the EPE power plant at the lowest value of: (i) the market value defined by the valuation of three specialists and (ii) 80% of the power plant portion of the capacity revenue discounted at 11.5%.

If Furnas defaults under the PPA, EPE has the right to sell the EPE power plant to Furnas at the highest value of (i) the market value defined by the valuation of three specialists and (ii) the power plant portion of the capacity revenue discounted at 11.5%.

EPE and TBS are parties to a Gas Supply Agreement, or GSA, with a 19-year term that ends in 2021. The contract is take-or-pay for 80% of the daily contract quantity with a five-year make-up period.

Further to the nationalization of the hydrocarbons sector by the Bolivian government. TBS entered into a Provisional Gas Supply Agreement, or PGSA, with YPFB, dated as of June 22, 2007. The PGSA has been amended several times and the last extension expired on June 30, 2008. Negotiations regarding an extension to this agreement, as well as a permanent GSA, are currently on hold (but resume sporadically). The Brazilian Ministry of Mines and Energy, or the Brazilian MME, issued ministerial order number MME 44/2007 acknowledging the adverse economic impact to EPE and allowed Furnas to pass-through the extra cost to its current regulated contract tariff. ANEEL is required to publish a specific resolution to allow the pass-through of the cost increase, as authorized by the Brazilian MME, to support the contractual amendments between EPE and Furnas, as well as among Furnas and its off-takers. ANEEL has submitted the matter to a public hearing. However, the process has been on hold due to the delay of signing a definitive GSA with firm volumes and a defined gas price adjustment mechanism.

Due to lack of gas supply from Bolivia, the plant operated on a minimal basis beginning in the third quarter of 2007. As a result, Furnas refused to make capacity payments under the PPA and on October 1, 2007 issued a notification of intent to terminate the PPA. EPE strongly disagreed with Furnas’ allegation and the parties initiated an arbitration process in accordance with the terms of the PPA. EPE cited the fact that Furnas had no contractual basis to terminate and that the PPA does not authorize termination or non-compliance due to the lack of or non-availability of gas. Furthermore, EPE argued that the lack of gas supply was caused by acts of governmental authorities in Boliva, which constitute a force majeure event pursuant to the PPA. On December 30, 2008, EPE amended its initial pleadings and requested the termination of the PPA based on the Furnas default to make capacity payments and, consequently, for the tribunal to apply the indemnity provision in the PPA pursuant to which Furnas is obligated to buy the plant. We expect a decision in this arbitration in mid-2009.

In February 2008, the Brazilian MME published ministerial order MME 31/2008 instructing Furnas and EPE to take all necessary actions to run the EPE power plant on diesel, due to an extraordinary situation related to the energy supply in Brazil. During the month of April 2008, pursuant to this ministerial order, the EPE power plant ran on diesel at a 158 MW average capacity and collected approximately $5.5 million in revenue. The term of this agreement has now expired.

EPE has reduced take-or-pay payments under its GSA with TBS. As noted above, EPE and Furnas are currently in arbitration. For more details, see “— Natural Gas Transportation and Services — Cuiabá — GasOcidente do Mato Grosso Ltda. (GOM), GasOriente Boliviano Ltda. (GOB) and Transborder Gas Services Ltd. (TBS)” and “Item 5. Operating and Financial Review and Prospects — Recent Developments — Cuiabá Integrated Project.”

Operations

EPE is certified under ISO 9001, ISO 14001 and OHSAS 18001. Since August 2007, EPE has only been operating sporadically due to a shortage in gas exports from Bolivia. For additional information, see “Item 5. Operating and Financial Review and Prospects — Recent Developments — Cuiabá Integrated Project.”

	For the Year Ended December 31,
	2006	2007	2008

Availability (%)	95.61	91.92	100.00
Reliability (%)	99.00	99.76	100.00
Generation (GWh)	1,055	1,015	161.20

We own 50% of the Cuiabá Integrated Project businesses, including EPE, and Shell owns the remaining 50%. We have a higher economic interest in certain businesses due to intercompany debt structures. We, Shell and the Cuiabá Integrated Project are parties to a Master Voting Agreement which governs our voting rights and those of Shell.

Shell currently has the right to appoint the chief executive officer of all of the Cuiabá Integrated Project businesses and Shell has indicated that they have no immediate intention to exercise this right, but they reserve the right to do so. We currently have the right to appoint the chief financial officer of these businesses but have not exercised the right to do so.

The parties have agreed to vote their respective equity interests together through the implementation of a supervisory board whose affirmative vote is necessary to approve certain substantial transactions of any Cuiabá Integrated Project business, including but not limited to: (i) all expenditures in excess of $250,000, (ii) a transfer of all or a substantial part of the assets of any Cuiabá Integrated Project business, (iii) any amendment to the organizational documents of any Cuiabá Integrated Project business, (iv) any decision to incur indebtedness (except if less than $250,000 in the aggregate), (v) the appointment, removal, elimination, creation or modification of all senior managers’ positions, (vi) any decision appointing or removing the auditors of any Cuiabá Integrated Project business and (vii) any other material transaction relating to the Cuiabá Integrated Project business.

Financing

The Cuiabá Integrated Project does not have any third-party financing. However, EPE has an outstanding aggregate debt of $43 million provided by other shareholders of EPE and $126 million from affiliates of AEI as of December 31, 2008. Pursuant to credit restructuring agreements, EPE can use excess cash balances above stipulated minimum cash requirements to reduce indebtedness to affiliates.

Luoyang Sunshine Cogeneration Co., Ltd. (Luoyang)

Overview

On February 5, 2008, AEI acquired a 48% interest in Luoyang, which consists of two coal-fired circulating fluidized-bed boilers and two 135 MW steam turbine generators. On June 6, 2008, we acquired an additional 2% interest in Luoyang. Luoyang is located in the Henan Province in China. Luoyang is the sole provider of steam and heat to industrial and residential customers in the Luoyang New District, a growing area that is home to the city government, industrial zone and the new town center.

Concession and Contractual Agreements

Luoyang sells power to the Henan Provincial Power Company through a Power Purchase Agreement. The tariff is set by the Henan Provincial Pricing Bureau with the approval of the National Development and Reform Commission, or NDRC. This agreement contains an evergreen provision, pursuant to which it is automatically renewed annually unless terminated by notice. Luoyang also sells steam to the Luoyang Municipal Heating Company through a steam sales contract, and can contract for direct steam supplies to industrial users. Historically, most of the plant’s revenues have been derived from power sales. The annual dispatch volume for power plants in Henan province is planned by Henan Provincial Development and Reform Commission.

Luoyang is a priority dispatched plant according to newly adopted energy conservation and efficiency regulations and, as long as it supplies steam and heat, it has preferential dispatch of its power generated, in priority to other non-cogeneration power plants in the same grid that use gas, coal or oil as their fuel. The plant has been allocated 1,000 GWh and 1,270 GWh (about 4,700-5,300 hours annualized operating hours) of annual dispatch volume since its operation in about mid 2006.

Management and Governance

Luoyang’s affairs and the relationship among its shareholders are regulated by its articles of association. The other shareholders of Luoyang are Luoyang Hailong Power Investment & Consultancy Co., Ltd., a Chinese private enterprise, which owns 33%, and Luoyang City Gas General Company, a state-owned enterprise, which owns 17%.

The board consists of seven members appointed by the shareholders. We nominate four of the seven members. All decisions of the board require an affirmative simple majority vote. We also have the right to nominate the general manager of Luoyang.

Operations

Commercial operations of the plant began in 2006.  Historically, Luoyang has been operated and maintained by third-party contractors. During 2009, we intend to move the operations and maintenance of the facility from the contractors to an AEI affiliate. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008

Availability (%)	97.08%	97.81%	36.00%
Reliability (%)	96.06%	97.42%	81.00%
Generation (GWh)	846	1,024	849

Growth

Luoyang has set aside and cleared a parcel of land which it owns adjacent to the existing 270 MW power plant for the development of a 600 MW coal-fired cogeneration facility. The preliminary feasibility study for this project has been completed and was approved in November 2007 by the NDRC. We need to complete several steps prior to making an investment decision.

Financing

Luoyang is currently insolvent with negative equity and was in default on an interest payment to the China Development Bank, or the CDB. On November 19, 2008, Luoyang reached an agreement with the CDB to restructure the repayment schedule of the loan and is currently up to date on payments under this restructured repayment schedule.

Puerto Quetzal Power LLC (PQP)

Overview

Our subsidiary PQP owns three barge-mounted, bunker fuel-fired generation facilities through its branch in Guatemala. The facilities have a combined installed capacity of 234 MW and are located on the Pacific coast at Puerto Quetzal, Guatemala, approximately 62 miles south of Guatemala City. The plant, which commenced commercial operations in 1993, consists of (i) twenty Wartsila 18V32 bunker-fired reciprocating engines commissioned in 1993 and (ii) seven MAN B&W 18V48/60 bunker-fired reciprocating engines commissioned in 2000. The plant’s combined output represented approximately 12.4% of the country’s effective capacity and 8.1% of the country’s electricity generation in 2008. AEI currently indirectly owns 100% of PQP. In 2008, PQP recognized revenues of $206 million, operating income of $23 million and depreciation and amortization of $5 million and as of December 31, 2008 had net debt of $70 million, which derived from total debt of $87 million, less $13 million cash and cash equivalents, less $4 million of current restricted cash.

The table below provides a summary of PQP’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008

Capacity (MW)	234	234	234
Capacity factor (%)	27.6	39.6	31.7
Heat rate (Btu/kWh)	9,312	9,256	9,228

Concession and Contractual Agreements

PQP supplies power to Empresa Eléctrica de Guatemala S.A., or EEGSA, under a 20-year PPA which ends in 2013 for 110 MW of capacity and a 50% take-or-pay energy obligation. PQP, through its wholly-owned subsidiary Poliwatt Limitada, or Poliwatt, sells the remaining 124 MW in the Guatemalan and regional wholesale electricity market. During 2008, sales made to EEGSA under the PPA accounted for approximately 56.7% of PQP’s revenues. Since April 2006, in response to a request from the Guatemalan government, PQP agreed to unilaterally grant EEGSA a discount over the PPA energy prices. This discount program did not modify the PPA and can be terminated by PQP at PQP’s sole discretion. AEI Guatemala Limitada, a wholly owned subsidiary of AEI, conducts the day-to-day operations of the plant.

The plant utilizes bunker fuel pursuant to a long-term fuel supply agreement that expires in 2013. The fuel supply agreement includes detailed fuel specifications that have to be satisfied in order to meet equipment and environmental requirements. PQP is currently in negotiations with the supplier with respect to the commercial terms of this agreement.

Merchant Activities

PQP conducts its merchant activities through its wholly owned subsidiary Poliwatt. Poliwatt does not operate as a separate profit center, but passes through to PQP all revenues received from its power marketing activities, net of costs. Poliwatt markets the 124 MW of PQP’s merchant capacity under short- and medium-term sales agreements (typically from one to three years), spot market sales and sales of ancillary services to the market, such as secondary spinning reserve. Merchant operations represented 43.3% of PQP’s 2008 revenues.

Poliwatt’s portfolio of customers in Guatemala and the regional market (Nicaragua and El Salvador) includes wholesale customers such as local distribution companies, other generators, and large end-users authorized to directly participate in the market. Poliwatt also provides certain ancillary services to the wholesale market, mainly a “secondary spinning reserve.”

Operations

Commercial operations of the plant began in 1993. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended
	December 31,
	2006	2007	2008

Availability (%)	93.9	93.6	93.7
Reliability (%)	98.1	98.9	98.5
Energy Sales (GWh)	1,227	1,336	1,377

The Guatemalan tax authority, the Superintendency of Tax Administration (Superintendencia de Administración Tributaria), or SAT, has filed two claims with PQP introducing adjustments in PQP’s tax declarations, from January 1, 2001 to December 31, 2002 and from January 1, 2003 to June 30, 2005. Both claims have been vigorously opposed by PQP. In 2007, SAT withdrew the largest adjustment from the 2003-2005 claim and subsequently, in February 2009, did the same for the 2001-2002 claim. The 2003-2005 adjustment is still in the administrative process whereas the 2001-2002 claim is just starting the judicial process. We expect the judicial defense of these cases to be favorable for PQP.

Financing

In October 2007, PQP entered into a non-recourse syndicated financing, which includes a $90 million eight-year floating rate term loan and a $25 million five-year revolving credit facility to replace its previously existing financing. Under this financing, PQP granted a security interest to its lenders over substantially all of its property. PQP has entered into interest rate swaps for a notional amount equivalent to 50% of principal outstanding to partially mitigate interest rate exposure.

Generadora San Felipe Limited Partnership (San Felipe)

Overview

Our subsidiary, San Felipe, owns a land-locked barge mounted with a 180 MW net nominal power combined cycle generating plant consisting of a 75 MW GE 7EA combustion turbine generator burning diesel fuel with a GE heat recovery steam generator and a land-based boiler (burning bunker fuel) both feeding steam to a 110 MW steam turbine generator. The plant is located on the Dominican Republic’s north coast in the city of Puerto Plata. San Felipe accounts for 5.8% of the Dominican Republic’s installed capacity and in 2008 provided 8.9% of the energy delivered to the country’s system. In 2008, San Felipe recognized revenues of $211 million.

We have indirectly owned 100% of San Felipe and Operadora San Felipe LLP, San Felipe’s operator, since February 2007 when we purchased from our partner its 15% interest in San Felipe and its 50% interest in the operator.

The table below provides a summary of San Felipe’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
	Millions of dollars (U.S.), except MW, % and Btu/kWh

Capacity (MW)	180.0	180.0	180.0
Capacity factor (%)	80.3	50.1	65.1
Heat rate (Btu/kWh)	10,061.1	10,051.2	9,496.0
Operating income	$22	$19	$11
Depreciation and amortization	$2	$6	$(9)
Net debt(1)	$(13)	$(16)	$(8)

(1)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$0	$0	$0
Less
Cash and cash equivalents	(13)	(16)	(2)
Current restricted cash	0	0	(6)
Non-current restricted cash	0	0	0
Net debt	$(13)	$(16)	$(8)

Concession and Contractual Agreements

The CDEEE is the only customer of San Felipe under the terms of a power purchase agreement for the sale of 170 MW of capacity and energy under which San Felipe began delivering its full capacity in January 1996 and will terminate in January 2015. The PPA provides for an escalation formula for certain non-fuel components of the energy generated.

As of December 31, 2008, the CDEEE was in payment arrears of approximately $62 million, on which it is currently paying interest. The CDEEE has requested that San Felipe renegotiate the PPA reducing the present level of energy and capacity charges, but there has been no material progress in the renegotiation.

Currently San Felipe has no fuel supply agreement, buying 100% of its fuel requirements on a spot, prepaid basis.

The Dominican Republic passed its environmental legislation on August 18, 2000, several years after the plant had completed its commissioning pursuant to the World Bank’s standards and regulations. On July 2, 2008 San Felipe obtained its environmental permit from the Secretary of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales).

Operations

San Felipe is currently being dispatched as a mid-merit resource by the system administrator based on its variable costs relative to other generation facilities in the system. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008

Availability (%)	77.83	83.66	80.80
Reliability (%)	83.62	94.92	91.20
Generation (GWh)	899	693	1,029

Work to correct high vibration levels on the steam turbine generator rotor significantly affected 2006 and 2007 availability.

Financing

On June 3, 2008, San Felipe entered into a $6 million credit facility, all of which was undrawn as of December 31, 2008.

Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (ENS)

Overview

ENS consists of a cogeneration plant with a nominal electrical capacity of 116 MW and nominal thermal capacity of 70 MW located in the city of Nowa Sarzyna, Poland. The plant consists of two General Electric Frame 6B combustion turbine generators, two HRSGs, one steam turbine generator and five auxiliary boilers. In 2008, ENS recognized revenues of $117 million.

The table below provides a summary of ENS’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008
	Millions of dollars (U.S), except MW, %
	and Btu/kWh

Capacity (MW)	116	116	116
Capacity factor (%)	78.6	78.3	79.3
Heat rate (Btu/kWh)	8,678.3	8,592.4	8,586.0
Operating income	$15	$16	$30
Depreciation and amortization	$6	$10	$2
Net debt(1)	$53	$57	$56

(1)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)

Total debt	$85	$77	$67
Less
Cash and cash equivalents	(19)	(10)	(8)
Current restricted cash	(13)	(10)	(3)
Non-current restricted cash	0	0	0
Net debt	$53	$57	$56

Concession and Contractual Agreements

The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. Stranded costs compensation is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market, and will be paid in quarterly installments of varying amounts. The payments, beginning in August 2008, received in 2008 were $18 million. The maximum remaining compensation attributable to ENS is 1.12 billion Polish zloty (approximately US$385 million).

The European Commission, in a decision dated September 25, 2007, declared the Polish long-term power purchase contracts to be illegal state aid. In the same decision, the above-mentioned Polish legislation allowing for termination of long-term contracts with compensation was declared to be a state aid measure compatible with relevant EU legislation. In the decision, Poland was obligated to terminate the long-term contracts by the end of 2007 (such termination becoming effective as of April 1, 2008), with the entities that voluntarily terminated their contracts within that period not being obligated to return the aid already received. ENS sent notice of its termination of its long-term power purchase contract in December 2007, with such termination being effective as of April 1, 2008. In March 2008, ENS entered into a new power delivery agreement with Mercuria Energy Trading Sp. z. o.o. effective April 1, 2008. We do not expect the restructuring of ENS’ power sales agreement to have a material adverse effect on our financial condition, results of operations, or liquidity.

ENS sells 90% of its steam under a long-term Thermal Energy Supply Agreement to Zaklady Chemiczne Organika-Sarzyna S.A. under a 20-year agreement which expires in 2020. Capacity payments under this agreement are expressed and paid in Polish zlotys, but indexed to the U.S. dollar. Historically, over 90% of ENS’s revenue has been derived from the Power Delivery Agreement, with the remaining revenues coming from the Thermal Energy Supply Agreement.

Polskie Górnictwo Naftowe i Gazownictwo supplies the plant with natural gas under a 20-year Fuel Supply Agreement. The Fuel Supply Agreement contains minimum and maximum volume obligations applicable to both parties and take-or-pay provisions. Payments under this contract are made in Polish zlotys. Periodic changes in the gas tariff are passed through directly into the thermal energy (steam) prices and indirectly into the results of electric energy through the stranded cost compensation system.

Operations

Since commercial operations commenced, the plant has had no significant technical concerns or outages. ENS has been operating successfully at an availability of 97.9% and a reliability factor averaging 99.8% since the commencement of commercial operations. ENS is fully in compliance with Polish and EU environmental law requirements. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended
	December 31,
	2006	2007	2008

Availability (%)	90.83	99.75	98.09
Reliability (%)	99.95	99.79	99.85
Generation (GWh)	681	754	754
Thermal energy produced (GJ)	584,979	606,291	610,838

Financing

As of December 31, 2008, ENS had $58 million outstanding in debt and $9 million outstanding from issued short term notes. Debt was converted from U.S. dollars to PLN on April 1, 2008.

Empresa Energética Corinto Ltd. (Corinto)

Overview

Corinto owns a 70 MW barge-mounted, bunker fuel-fired generation facility located at Puerto Corinto, a port city on the Pacific coast of Nicaragua (100 miles northwest of Managua). The plant consists of four MAN B&W 18V48/60 reciprocating engine generator sets. In 2008, the plant represented approximately 10.3% of the country’s installed capacity and 16.7% of the country’s electricity generation. Corinto has received ISO 9001 and ISO 14001 certifications. AEI currently indirectly owns 57.67% of Corinto. In 2008, Corinto recognized revenue of $73 million, operating income of $4 million and depreciation and amortization of $3 million and as of December 31, 2008 had net debt of $3 million, which is derived from total debt of $16 million, less $5 million of cash and cash equivalents and less $8 million of current restricted cash.

Pursuant to an agreement with Centrans, we contributed our 50% interest in Corinto and our 100% interest in Tipitapa to Nicaragua Energy Holdings in late 2008. See “— A. History and Development of the Company — Recent Developments” for additional information.

Concession and Contractual Agreements

Corinto supplies power to Disnorte and Dissur, two local electricity distributors which are subsidiaries of Union Fenosa, under a long-term PPA, which ends in 2014, for 50 MW of capacity and energy and an additional two medium-term PPAs for 13.3 MW that expire in September 2009. The remaining energy and capacity is sold under short-term contracts with private customers and/or in the local spot market. In June 2002, Corinto entered into a 12-year agreement for the supply of bunker fuel. We are currently in negotiations with the supplier with respect to the commercial terms of this agreement.

Operations

Commercial operations of the plant began in 1999. AEI Nicaragua, S.A., our wholly owned subsidiary, conducts the day-to-day operations of Corinto. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008

Availability (%)	90.13	93.30	92.10
Reliability (%)	97.60	98.28	97.40
Generation (GWh)	536	556	508

Management

We have the right to appoint four of the seven members of Corinto’s board of directors.

Tipitapa Power Company Ltd. (Tipitapa)

Overview

On June 11, 2008, we acquired a 100% interest in Tipitapa which owns a 51 MW bunker fuel-fired generation facility located in Tipitapa, Nicaragua (12 miles east of Managua). The plant consists of five Wartsila 18V38 reciprocating engine generator sets. Pursuant to an agreement with Centrans, we contributed our 50% interest in Corinto and our 100% interest in Tipitapa to Nicaragua Energy Holdings in late 2008 and we currently own 57.67% of Tipitapa. See “— A. History and Development of the Company — Recent Developments” for additional information. In 2008, Tipitapa recognized revenue of $29 million, operating income of $1 million and zero depreciation and amortization and as of December 31, 2008 had net debt of $(5) million, which is derived from zero total debt, less $5 million cash and cash equivalents.

Concession and Contractual Agreements

Tipitapa supplies power to Disnorte and Dissur, under long term PPAs, which end in 2014, for 51 MW of capacity and energy. Fuel is supplied under a long-term agreement with ESSO which expires in 2014.

Operations

Commercial operations of the plant began in 1999. Tipitapa is currently operated through an operations, maintenance and administrative agreement with one of our subsidiaries (also acquired on June 11, 2008). The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended
	December 31,
	2006	2007	2008
Availability (%)	96.03	95.75	96.10
Reliability (%)	98.38	97.45	98.58
Generation (GWh)	420.2	409.25	392.96

Jamaica Private Power Company Ltd. (JPPC)

Overview

In October 2007, we acquired an 84.4% interest in JPPC and a 100% interest in Private Power Operators Limited, or PPO. JPPC owns a base-load 60 MW diesel-fired generating facility located on the east side of Kingston, Jamaica. The plant consists of two MAN B&W 9K80MC-5 diesel powered generators that commenced operations in 1996. PPO operates JPPC through an operations and maintenance agreement. In 2008, we recognized from JPPC revenues of $71 million, operating income of $5 million, depreciation and amortization of approximately $(1) million. As of December 31, 2008, JPPC had net debt of $4 million, which is derived from total debt of $23 million, less $6 million of cash and cash equivalents and less $13 million of current restricted cash.

Concession and Contractual Agreements

JPPC has a PPA with Jamaica Public Services Company Limited expiring in 2018. The PPA is for JPPC’s entire capacity. The PPA establishes: (i) a capacity payment compensating fixed expenses (foreign and local), debt service, equity return, and a quarterly working capital adjustment (foreign and local); (ii) energy payment compensating variable expenses; and (iii) supplemental payments compensating unit starts and pass through charges.

JPPC has a fuel supply agreement with Petrojam Limited that runs concurrently with the PPA.

Operations

JPPC is operated by PPO under an operations and maintenance agreement by which JPPC pays to PPO reimbursement of its costs and overhead fees adjusted annually by the U.S. consumer price index. The following table sets forth availability and reliability information for the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
Availability (%)	92.2	90.7	88.9
Reliability (%)(1)	—	—	95.3
Generation (GWh)	460.9	436.3	454.9

(1)	Reliability was not tracked at this business prior to our purchase in October 2007.

DHA Cogen Limited (DCL)

Overview

On July 18, 2008, we acquired an approximate 48% interest in DCL through the purchase of DCL’s largest shareholder, Sacoden Investments Pte Ltd., or Sacoden, and subsequently increased our interest in DCL to 60.22% through a series of share subscriptions. DCL owns and operates a gas-fired combined-cycle power generation and water desalination plant located in Karachi, Pakistan with a nominal capacity of 94 MW and three million gallons per day. DCL has proposed an expansion that would more than double the plant’s power and water output.

Concession and Contractual Agreements

DCL is party to a water purchase agreement, or WPA, with Cantonment Board Clifton, or CBC, for sale of the plant’s full output of water. The WPA has a 30-year term ending in 2038. The WPA provides for CBC to pay DCL monthly water payments at rates escalating at 5% per year.

DCL was party to a power purchase agreement with Karachi Electric Supply Company, or KESC, for the sale of the plant’s full output of power. On December 24, 2008, KESC issued to DCL notice of default stating that it would terminate the PPA unless DCL posted a letter of credit for approximately $2 million as security under the PPA by February 7, 2009. DCL’s senior lenders invoked a right under the PPA to extend this deadline. On April 22, 2009, KESC sent an invoice to DCL for liquidated damages stipulated under the PPA for DCL’s failure to supply power. Two days later, KESC sent DCL a letter formally terminating the PPA. DCL will soon enter into discussions with KESC regarding the liquidated damages and the capacity payment that KESC owes to DCL. DCL has also started discussions with other potential power purchasers.

DCL purchases its entire gas requirement from Sui Southern Gas Company Ltd., or SSGC, pursuant to a take-or-pay gas sale agreement, or GSA. Although the GSA has a 30-year term ending in 2038, the GSA guarantees gas only through 2015, after which quantities are subject to availability in SSGC’s sole determination. If gas becomes unavailable under the GSA, the PPA provides for DCL to modify the plant at its sole cost to operate on an alternative fuel and to recover the difference in cost between gas and the alternative fuel from KESC.

Operations

The plant entered commercial operations on April 17, 2008. In September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Siemens identified the root cause of the problem to be a defect in the gas turbine that was not disclosed to us at the time we acquired our interest in DCL. Due to the shut down, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months of obtaining such loan.

Financing

On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL had issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing and a non-binding memorandum of understanding setting out a proposed restructuring plan was executed, but documentation relating to this loan has not yet been finalized.

If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.

Emgasud S.A. (Emgasud)

Overview

On November 28, 2008, we acquired through our wholly owned affiliates AEI (Luxembourg) s.à.r.l. and AEI Utilities S.L., a 28.00% equity interest in Emgasud. This transaction was effected through the capital contribution of $15 million to Emgasud and the acquisition of minority shareholder equity positions. On December 23, 2008, we made a second capital contribution to Emgasud of $10 million which increased our ownership interest in Emgasud to 31.89%.

The agreement that we currently have with Emgasud provides for the acquisition by us or our affiliates of an equity interest in Emgasud of up to a total of 61.41% in a multi-step transaction in which, subject to local anti-trust and regulatory approvals, we or our affiliates will contribute certain assets to Emgasud. This acquisition is expected to close in 2009.

Emgasud is an Argentine energy company focused on the electricity and gas industries. The company primarily operates in power generation, but also operates in the natural gas transportation and services and natural gas distribution segments, gas transportation, gas distribution, gas pipeline construction and energy commercialization.

Operations

Emgasud is currently operating and developing the following projects in the power generation segment: Energia Distribuida II, which consists of six power plants for a total of 230 MW in the Provinces of Buenos Aires, Cordoba and Entre Rios. In 2008, Emgasud started operating 20 MW in Energia Distribuida I in Pinamar, in the Province of Buenos Aires and 3.48 MW in Rio Mayo. Through its subsidiary, Ingentis Esquel S.A., it is developing Ingentis II, a 42 MW power generation complex in the province of Chubut.

Through its subsidiary Enersud Energy, Emgasud markets gas transportation capacity in TGS/TGN and Rio Mayo and Gobernador Costa. During the first half of 2008, Enersud Energy marketed 82 million cubic meters of gas.

Concession and Contractual Agreements

Energia Argentina S.A., or ENARSA, an energy company managed by Argentina, has entered into an agreement with Compania Administradore del Mercado Mayorista Electrico S.A., or CAMMESA, the Argentine power pool administrator, and has ceded effective rights to payments on these contracts to Emgasud. Through its project, Energia Distribuida I & II, Emgasud has entered into a Power Purchase Agreement (PPA) with ENARSA/CAMMESA for approximately 250 MW to be generated by Emgasud in a three-year term with the option to extend for an additional two-year period held by CAMMESA. Emgasud receives a dollar-denominated capacity payment and energy payment based on a guaranteed annual dispatch on natural gas for each plant, including payments for operations and maintenance compensating leasing or operational costs contracted with third parties or Emgasud.

Power generated by Emgasud in Rio Mayo and Gobernador Costa is sold to the Province of Chubut by means of a Take or Pay contract until 2025. The contract establishes a dollar-denominated capacity payment and energy payment.

Financing

In February 2009, Emgasud placed a $102 million bond in Argentina. Proceeds from the bond are expected to be used for various capital expenditures and to repay a $68 million bridge loan entered into in 2008.

Jaguar Energy Guatemala LLC (Jaguar)

Jaguar consists of the development, construction, operation and maintenance of a 300-MW (approximately 275-MW net capacity) solid fuel-fired power generation facility to be located approximately 24 kilometers (km) from Puerto Quetzal, Guatemala. The project includes two identical 150-MW power blocks and will use circulated fluidized bed (CFB) boiler technology. The project, through an international bidding process, was awarded two 15-year power purchase agreements (PPA) (executed in 2008) with Union Fenosa’s local distribution companies Distribuidora de Electricidad de Occidente S.A. (DEOCSA) and Distribuidora de Electricidad de Oriente, S.A. (DEORSA) to supply a total of 200-MW of capacity and associated energy. The remaining 75-MW of capacity and associated energy are expected to be sold to the Guatemala and regional market. The project has executed a lump-sum, fixed price, date certain turnkey engineering, procurement and construction contract (EPC) with China Machine New Energy Corporation (CMNC). Subject to securing financing and completion of other project milestones, construction is anticipated to begin in 2nd half of 2009 with a commercial operations date anticipated in 2nd half of 2012.

Empresa Electrica de Generacion de Chilca S.A. (Fenix)

Fenix consists of the development, construction, operation and maintenance of a 541-MW (522-MW net capacity) combined cycle (natural gas fired) power generation facility to be located approximately 40 miles south of Lima, Peru. In June 2008, AEI purchased an 85% interest in the project from a privately-held company based in Panama, which remains a minority shareholder, holding a 15% interest. The project has purchased its primary power island equipment and has executed a purchase order for two new heat recovery steam generators. The project anticipates selling 100% its capacity and associated energy through a long-term power purchase agreement (PPA) with its affiliate, LDS. Subject to securing a natural gas supply contract, financing and completion of other project milestones, construction is anticipated to begin in 2nd half of 2009 with a commercial operations date anticipated in 2nd half of 2011.

Consorcio Eolico Amayo S.A. (Amayo)

Amayo consists of a 39.9MW wind power generation facility located approximately 129 kilometers (km) south of Managua, Nicaragua which recently started commercial operations in April 2009. As part of the transaction that included the merger of AEI’s and Centrans’ interest in their respective power generation assets in Nicaragua, AEI together with Centrans will own a 45% interest in Amayo (currently AEI owns an indirect 12.6% interest in Amayo which will increase to 22.5% subject to the consent of the other shareholder of Amayo). The project has 19 2.1MW Suzlon S88 50HZ wind turbines and has a 5-year guarantee and operating and maintenance service agreement with Suzlon which has availability and efficiency guarantees. The project entered into two 15-year power purchase agreements (PPA) for 100% of the energy generated with the Union Fenosa’s local distribution companies, Dissur and Disnorte. BCIE (Central American Development Bank) provided a US$71MM long term facility to fund the project construction (approx. 70% of project costs).

Natural Gas Transportation and Services

Segment Overview

Our Natural Gas Transportation and Services businesses provide transportation and related services for upstream oil and gas producers and downstream utilities and other large users who contract for capacity. Our businesses in this segment own and operate natural gas and liquids pipelines and gas processing facilities. The rates charged by these businesses are typically regulated. Our businesses in this segment are summarized in the table shown below. Information is as of December 31, 2008.

Natural Gas Transportation and Services
								Scheduled
								Termination
								Date of				%
		AEI Ownership						Principal		Approximate	2008	Contracted
		Interest (Direct		Operating		Network		Concession		Number of	Through put	Under Firm
Business	Country	and Indirect)		Control(1)		in Miles		Agreement		Employees	(mmcfd)(2)	Contract

Promigas		52.13%
Promigas Pipeline	Colombia	52.13%		Yes	(3)	1,286		2026		296	294	80%
Transmetano	Colombia	49.78%		Yes	(3)	93		2043		36	34	92%
GBS	Colombia	49.37%		Yes	(3)	196		2009		11	12	N/A
Centragas	Colombia	13.03%		Yes(3)		458		2011		24	165	N/A
PSI	Colombia	49.11%		Yes	(3)	N/A	(4)	N/A	(4)	6	305	100%
Transoccidente	Colombia	35.96%		Yes	(3)	7		N/A		3	37	42%
Transoriente	Colombia	13.73%		No		98		2045		14	12	53%
Cuiabá
TBS	Brazil	50.00%		Joint with Shell		N/A	(5)	N/A(5)		0	1.41	N/A	(5)
GOM	Brazil	50.00%		Joint with Shell		175		2027		3	1.44	100%
GOB	Bolivia	50.00%		Joint with Shell		225		2024		15	2.29	100%
Accroven	Venezuela	49.25%		Joint with Williams		N/A	(6)	2021		120	759	100%
Bolivia-to-Brazil
Pipeline
GTB	Bolivia	17.65	%(7)	Joint with Shell		346		2037		68	1,098	100%
TBG	Brazil	4.27	%(7)	No		1,611		2037		278	987	100%
Emgasud	Argentina	31.89%		No		394		2027		8	126	100%

						4,889				882	3,824

(1)	“Operating Control” means that AEI has either a controlling interest in the business, operates the business through an operating agreement or has operating control through its operating control of Promigas.

(2)	Includes both gas and liquids.

(3)	AEI has operating control through its operating control of Promigas.

(4)	PSI provides services related to the drying and compression of natural gas.

(5)	TBS is a natural gas shipper which purchases natural gas in Bolivia and resells it to EPE.

(6)	Accroven operates a natural gas liquids extraction, fractionation, storage and refrigeration project.

(7)	Includes the percentages of GTB and TBG previously owned through Transredes.

The natural gas transportation and services segment accounted for 2.19% of our net revenues, 15.74% of operating income and 14.24% of our Adjusted EBITDA for 2008.

Promigas S.A., ESP (Promigas)

Overview of Promigas

AEI owns a 52.13% interest in Promigas S.A., ESP, a Colombian holding company with investments mainly in transportation and gas services, natural gas distribution and retail fuel. It is listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia) under the symbol “PROMIG:CB.” Promigas is the largest private sector natural gas transportation company in Colombia. Promigas owns a 1,286 mile pipeline extending along the Atlantic coast from Ballena to Jobo, or the Promigas Pipeline, and holds direct interests in five other companies operating gas pipelines and four companies providing gas distribution in Colombia. See “— Other Promigas Pipelines” and “— Natural Gas Distribution — Promigas.”

Promigas is a major participant across all segments of Colombia’s natural gas services chain, with assets accounting for over 50% of Colombia’s gas transportation infrastructure by volume as of December 31, 2008. Promigas’ directly and indirectly held companies transported approximately 74% of Colombia’s natural gas as of December 31, 2008.

Promigas has a regulated and contracted base of income from its natural gas transportation and distribution businesses. Natural gas transportation and services accounted for 2.58% of its 2008 revenues and natural gas distribution for 7.46%. Promigas and its regulated subsidiaries have a tariff review scheduled in 2009.

The table below provides a summary of Promigas’ operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Volume transported (mmcfd)	328	305	294
Maximum capacity (mmcfd)	475	475	535
Customers	12	12	13

During the first quarter of 2009, Promigas entered into a legal stability agreement with the Colombian government pursuant to which Promigas committed to invest approximately $39 million in Colombian infrastructure assets through 2014, including expenditures made in 2008. The agreement provides that Promigas will not be subject to any adverse changes in income tax laws for a 20 year period so long as Promigas complies with the terms of the agreement. If Promigas does not comply with the terms of the agreement, the agreement will be terminated and Promigas would be prohibited from entering into any contracts or agreements with any governmental entity of Colombia for a ten-year period.

Management and Governance

Promigas shares are publicly traded on the Colombian stock market, with 3.86% held by the public. As the largest single shareholder, we nominate three of five seats on the board of directors.

Promigas Transportation Businesses

		Promigas
	Pipeline	Ownership % as of
Company	Length (Miles)	December 31, 2008
Promigas Pipeline	1,286	100%
Centragas	458	25.00%
Transoriente	98	20.00%
Transmetano	93	94.98%
GBS	196	91.39%
Transoccidente	7	55.91%

Promigas Pipeline

The Promigas Pipeline transports natural gas from fields in the region of La Guajira to the Jobo terminal station in the Department of Sucre. Promigas also provides subcontracted pipeline design, construction, operation and maintenance services for government and/or third-party owned natural gas transportation customers who own pipelines. In 2008, Promigas Pipeline recognized revenues of $103 million, operating income of $37 million and depreciation and amortization of $14 million and as of December 31, 2008 had net debt of $189 million, which is derived from total debt of $212 million, less $23 million of cash and cash equivalents.

Concession and Contractual Agreements

The Promigas Pipeline’s gas transportation concession with the Colombian Ministry of Mines and Energy, or the Colombian MME, expires in September 2026. The Colombian government has the option to buy the assets at a to-be-determined fair value price in 2025. Otherwise, the concession contemplates extensions in 20-year increments. Since 1994, a concession has no longer been required to operate a pipeline in Colombia.

Tariffs

The current tariff structure has both fixed and variable components. As of December 31, 2008, 88% of the Promigas Pipeline’s capacity was contracted. The capacity contracted is either take-or-pay or under a fixed/variable arrangement. Where it is not take-or-pay, the tariff is typically 90% fixed/10% variable for industrial, CNG and distribution companies and 50% fixed/50% variable for the thermoelectric generators. The average length of these contracts is currently one to two years.

Customer Base

The Promigas Pipeline has 13 customers, the largest of which is Generadora y Comercializadora de Energía S.A., a leading Power Generation and commercialization company in Colombia which represents approximately 26% of the Promigas Pipeline’s 2008 revenues. Other customers include thermoelectric plants, local distribution companies, cement companies, petrochemical firms and mining operations. Approximately 41% of the Promigas Pipeline’s transported volumes in 2008 were for Power Generation, 10% for retail distribution, 6% for Gazel and the remaining 43% for industrial customers.

Operations

The Promigas Pipeline has historically experienced strong operating performance and capacity utilization close to its maximum transportation capacity of 535 mmcfd. During 2008, the Promigas Pipeline accounted for 74% of the natural gas transported throughout Colombia. There have been no interruptions since the last forced outage in February 2006. In order to achieve optimal system pressure profiles, control of the operation of the pipeline between Ballena and Cartagena is automated and centralized, including the main stations and the compression stations. The Promigas Pipeline had 312 employees as of December 31, 2008, eight of which were unionized. Relations with the union have historically been constructive and there have been no work stoppages.

Other Promigas Pipelines

Promigas — Transmetano S.A. ESP (Transmetano)

Transmetano operates a 93 mile pipeline in Antioquia in Colombia. Transmetano has a capacity of 73 mmcfd. Promigas owns 95.49% of Transmetano. Transmetano has independent administration and operations from Promigas. In 2008, Transmetano recognized revenues of $16 million, operating income of $9 million, depreciation and amortization of $2 million and had net debt of $1 million, which is derived from total debt of $8 million, less $7 million of cash and cash equivalents.

Transmetano operates under a concession agreement with the Colombian MME which expires in 2043. The Colombian government has the option to buy the original assets at fair price determined by a third party in 2042. Otherwise, the concession contemplates extensions in 20-year increments. Since 1994, a concession has no longer been required to operate a pipeline in Colombia. As of December 31, 2008, Transmetano had 36 employees, none of whom were unionized.

Ecopetrol S.A., or Ecopetrol, the Colombian state-owned petroleum company, is currently Transmetano’s sole customer under a Transportation Contract which expires in 2012. At the end of the term, Ecopetrol has an option to renew the contract for 10 successive one-year terms. Independent of volumes transported, Ecopetrol pays a tariff established by the contract. Transmetano’s tariff period has expired and Transmetano is awaiting response from the Colombian Regulatory Commission for Energy and Gas (Comisión de Regulación de Energía y Gas), or CREG, regarding the methodology to be applied. Transmetano is currently charging the tariff previously approved, as adjusted annually for the U.S. Producer Price Index according to the methodology established by the regulator. If the tariff to be approved by CREG differs from the one in Ecopetrol’s contract, Transmetano will assume any discount, as applicable.

Promigas — Gases de Boyacá y Santander, GBS S.A. (GBS)

GBS operates a 196 mile pipeline in Boyacá and Santander in Colombia. GBS has a capacity of 62 mmcfd. Promigas currently owns 94.70% of GBS. In 2008, GBS recognized revenues of $8 million, operating income of $7 million, depreciation and amortization of less than $1 million and had net debt of $(3) million, which is comprised of $3 million of cash and cash equivalents.

GBS operates under a build, operate, maintain and transfer (BOMT) agreement with Empresa Colombiana de Gas, or Ecogas, which expires in October 2009. Under the terms of the BOMT agreement, ownership of the pipeline reverts to Transportadora de Gas del Interior, or TGI, an entity recently privatized by the Colombian government at the end of the term.

Under the terms of the BOMT agreement, GBS is paid by Ecogas a certain tariff, independent of volumes transported. GBS’s tariff is set by the terms of its BOMT agreement and is not regulated by CREG.

Promigas provides operations and maintenance services for GBS under a long-term cost-plus contract which includes incentives for shared services.

Promigas — Centragas (Centragas)

Centragas operates a 458 mile pipeline in the areas of La Guajira, Cesar and Santander in Colombia. Centragas has a capacity of 200 mmcfd. Promigas owns 25% of Centragas.

Centragas operates under a BOMT agreement with Ecogas which expires in February 2011. At the end of the term, ownership of the pipeline reverts to TGI.

Under its BOMT agreement, Centragas is paid by a tariff, independent of volumes transported. Centragas’ tariff is set by the terms of its BOMT agreement and is not regulated by CREG.

Promigas operates the Centragas pipeline under a long-term operations and maintenance contract with Centragas. The term of the contract is through the transfer of the pipeline to TGI in February 2011.

Promigas — Promigas Servicios Integrados S.A. (PSI)

PSI provides services related to the dehydration and compression of natural gas at the Ballena station in Colombia. Promigas currently owns 94.21% of PSI. In 2008, PSI recognized revenues of $5 million, operating income of $2 million, depreciation and amortization of $1 million and had net debt of $(1) million, which is comprised of $1 million of cash and cash equivalents.

PSI dehydrates and compresses natural gas in the La Guajira fields for its sole customer, Chevron Texaco. The dehydration contract has been renegotiated with Chevron Texaco until December 31, 2011. The compression contract expired on December 31, 2008 and was renegotiated to include the compression in series service which has the objective of maximizing the recovery of the local reserves of its customer. This contract expires on December 31, 2013. In addition, PSI has also renewed a backup compression contract with Chevron Texaco which expires December 31, 2013.

In 2008, PSI dehydrated an average of 268 mmcfd and compressed natural gas an average of 659 hours monthly. As of December 31, 2008, PSI had 13 employees, none of whom were unionized.

Promigas — Transoccidente S.A. ESP (Transoccidente)

Transoccidente operates a 7 mile pipeline in the Cauca Valley in Colombia. Transoccidente has a capacity of 69 mmcfd. Promigas currently owns 68.99% of Transoccidente. In 2008, Transoccidente recognized revenues of $1 million and operating income of $1 million.

Transoccidente was established in 1998 as a result of a spin-off overseen by CREG. Because of the spin-off and since it began to operate after the public services law was issued in 1994, Transoccidente does not have a concession agreement for its operation.

Transoccidente’s customers are Gases de Occidente, an LDC owned 70.1% by Promigas, and Cartones de America.

Promigas provides operations and maintenance services for Transoccidente under a long-term cost-plus contract which includes incentives for shared services.

Promigas — Transoriente S.A. ESP (Transoriente)

Transoriente operates a 98 mile pipeline in Bucaramanga, Colombia. Transoriente has a capacity of 50 mmcfd. Promigas currently owns 26.34% of Transoriente.

Transoriente operates under a concession agreement with the Colombian MME which expires in 2045. The Colombian government has the option to buy the original assets at fair price determined by a third party in 2044. Otherwise, the concession contemplates extensions in 20 year increments. Since 1994, a concession has no longer been required to operate a pipeline in Colombia.

Transoriente’s tariff period has expired and Transoriente is awaiting response from CREG regarding the methodology to be applied. Transoriente is currently charging the tariff previously approved, as adjusted annually for the U.S. Producer Price Index according to the methodology established by the regulator.

Transoriente’s customers are Gases de Oriente, a natural gas LDC, and Electrificadora de Santander, an electricity LDC.

Transoriente has independent administration and operations from Promigas. As of December 31, 2008, Transoriente had 15 employees, none of whom were unionized.

Cuiabá — GasOcidente do Mato Grosso Ltda. (GOM), GasOriente Boliviano Ltda. (GOB) and Transborder Gas Services Ltd. (TBS)

Overview

GOM and GOB are gas transportation companies that are part of the Cuiabá Integrated Project. GOM operates an approximately 175 mile, 18-inch gas pipeline in Brazil, which is interconnected to the GOB pipeline at the Bolivia-Brazil border, transporting natural gas from the border to the EPE power plant. GOB operates an approximately 225 mile, 18-inch gas pipeline in Bolivia to transport natural gas from the pipeline interconnection with GOM to the Bolivian portion of the BBPL. We indirectly own 50% of GOM and 50% of GOB. In 2008, GOM and GOB recognized revenues of $22 million and $20 million, respectively.

Our subsidiary TBS is a gas shipper that purchases natural gas, arranges for transportation of the gas, including through GOB and GOM, and sells the gas to EPE. In 2008, TBS recognized revenues of $57 million. See also “— Power Generation — Cuiabá — EPE — Empresa Produtora de Energia Ltda. (EPE).”

Contractual Agreements

The pipelines of GOM and GOB are contracted to transport gas to the EPE power plant.

In March 1999, GOM was granted a license by the Brazilian National Petroleum Agency (Agência Nacional de Petróleo), the regulator which oversees the petroleum industry and ensures free access to gas pipelines, to operate the GOM pipeline and to provide gas transportation services within Brazil. TBS and GOM have a gas transportation agreement, or GTA with a 25-year term ending in 2027.

GOB’s gas transportation business is a regulated public service in Bolivia and is governed by a number of laws, regulations and a 40-year concession ending in May 2039. The Hydrocarbon Superintendence, the administrative body responsible for ensuring compliance with the laws governing gas transportation on pipelines, has granted GOB a license to operate and approved the GTA between GOB and TBS. This GTA has a 25-year term ending in 2027.

In Bolivia, a Supreme Decree was issued to transfer the gas transportation contracts of the internal market to YPFB. In accordance with this decree, the original deadline to conclude these transfers was September 16, 2008, however this deadline was postponed to November 30, 2008. All internal market transportation contracts from GOB were transferred to YPFB.

As a result of the Bolivian nationalization process, Cuiabá management decided to reduce the payment obligation under the gas transportation agreements between EPE and TBS, TBS and GOB and TBS and GOM. Cuiabá management continues to negotiate the terms and conditions of such payment reduction.

To fulfill its obligation under the Gas Supply Agreement with EPE, TBS is party to a Provisional Gas Supply Agreement with YPFB, the Bolivian state-owned energy company, which expired on June 30, 2008. Negotiations regarding an extension to this agreement, as well as a permanent GSA, are currently on hold. See “— Power Generation — Cuiabá — EPE — Empresa Produtora de Energia Ltda. (EPE)” and “Item 5. Operating and Financial Review and Prospects — Recent Developments.”

Operations

Both GOB and GOM sub-contract the operations and maintenance of their pipelines to third parties, one of whom is Transredes. GOB and GOM each maintain a small number of employees to handle administrative matters. Because GOM and GOB pipelines run through environmentally sensitive parts of Brazil and Bolivia, GOM, GOB and affiliates of AEI have agreed to contribute $20.0 million over a 15-year period to the Chiquitano Forest Conservation Project in Bolivia.

The table below provides a summary of GOM’s and GOB’s operational information for the periods indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
	Millions of dollars (U.S.),
	except mmcfd and %
GOM
Average monthly throughput (mmcfd)	20.6	20.1	1.44
Maximum capacity (%)	20.6%	20.1%	1.2%
Operating income	$14	$15	$17
Depreciation and amortization	$4	$3	$3
Net debt(1)(2)	$25	$15	$7
GOB
Average monthly throughput (mmcfd)	23.6	20.9	2.29
Maximum capacity (%)	23.6%	20.9%	1.2%
Operating income	$11	$13	$14
Depreciation and amortization	$3	$2	$2
Net debt(1)(2)	$36	$32	$28

(1)	Attributable to notes owed to shareholder affiliates.

(2)	See “Non-GAAP Financial Measures” and “Item 3. Key Information — A. Selected Financial Data.” Net debt for GOM as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)
Total debt	$26	$23	$23
Less
Cash and cash equivalents	(1)	(8)	(16)
Current restricted cash	0	0	0
Non-current restricted cash	0	0	0
Net debt	$25	$15	$7

Net debt for GOB as indicated in the table above is reconciled below:

	As of December 31,
	2006	2007	2008
	Millions of dollars (U.S.)
Total debt	$37	$33	$31
Less
Cash and cash equivalents	(1)	(1)	(3)
Current restricted cash	0	0	0
Non-current restricted cash	0	0	0
Net debt	$36	$32	$28

Financing

The Cuiabá Integrated Project does not have any third-party financing. However, GOM and GOB have aggregate debt outstanding of $55 million and $36 million, respectively, from affiliates of AEI as of December 31, 2008. In addition, GOM and GOB have aggregate debt outstanding of $23 million and $33 million, respectively, provided by a third party shareholder as of December 31, 2008. Pursuant to credit agreements, GOM and GOB can use excess cash balances above stipulated minimum cash requirements to reduce indebtedness to affiliates.

Accroven S.R.L. (Accroven)

Overview

Accroven owns and operates a Venezuelan natural gas liquids (NGL) extraction, fractionation, storage and refrigeration project. PDVSA Gas, a wholly owned subsidiary of the Venezuelan government-owned PDVSA, is Accroven’s sole customer, under primarily U.S. dollar denominated contracts expiring in 2021. Accroven’s NGL extraction facilities are located at the San Joaquín and Santa Bárbara gas fields, and the NGL fractionation, storage and refrigeration facilities are located in the Jose petrochemical complex on Venezuela’s northeastern coast. Accroven processes raw natural gas supplied by and for PDVSA Gas to extract NGL, consisting primarily of propane, butanes, pentanes and natural gasoline (naphtha). The project commenced commercial operations in July 2001. We indirectly own a 49.25% interest in Accroven. In 2008, we recognized equity earnings of $17 million from Accroven.

Currently, PDVSA Gas payments are delayed and such delays constitute an event of default under certain of Accroven’s finance agreements. Accroven’s lenders had granted Accroven waivers, which have since expired, and have been substituted by a standstill agreement whereby the lenders have agreed to forbear from exercising certain default rights and remedies for a specified time. The amount currently outstanding owed by PDVSA Gas is approximately $48 million. This delay in payment has resulted in PDVSA being in default under its service agreements with Accroven. Accroven is entitled to enforce its rights under those agreements, which include terminating the agreements but is currently trying to resolve the situation through other means. Negotiations to resolve this situation are ongoing.

The table below provides a summary of Accroven’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008

Throughput (mmcfd)	773	763	759
Maximum capacity (%)	96.6	95.4	94.9

Operations

Since the commencement of commercial operations, Accroven has exceeded the required contractual levels in terms of availability, efficiency and throughput. Safety and environmental incidents have been minimal and minor in nature. Major maintenance, including the overhaul of the turbines at the extraction plants, has been successfully carried out and preventive and corrective maintenance levels are currently 96% and 4%, respectively.

Bolivia-to-Brazil Pipeline (BBPL)

Gas Transboliviano S.A. (GTB)

Overview

Our affiliate GTB owns and operates the 346 mile Bolivian portion of the BBPL, which is a pipeline that transports natural gas from Station Rio Grande, Bolivia, to Station Mutun, Bolivia, at the Brazilian border, where it interconnects to Transportadora Brasileira Gasoduto Bolivia-Brasil S.A., or TBG, the Brazilian portion of the BBPL. AEI owns 17.65% of GTB.

The table below provides a summary of GTB’s operational information for the dates indicated:

	As of and for the Year Ended December 31,
	2006	2007	2008
Average monthly throughput (mmcfd)	905	987	1,098
Capacity factor (%)	100%	100%	100%

Concession and Contractual Agreements

The majority of GTB’s revenues come from YPFB, the Bolivian state-owned oil and gas company, under its current long-term contracts for firm capacity and gas transportation services. All tariff charges associated with the gas transported by GTB under its transportation agreements with YPFB for servicing Petrobras, the Brazilian state-owned oil and gas company, are paid for directly by Petrobras, under direct payment agreements with GTB. GTB is a regulated public service in Bolivia since it operates under a concession granted by the Bolivian Hydrocarbons Superintendency. The YPFB contracts account for 1.1 Bcf/d of the approximately 1.2 Bcf/d of capacity currently available on the GTB pipeline. GTB’s contracts with Petrobras and YPFB are “ship-or-pay” contracts that require Petrobras to pay substantially all of the amounts due under the contracts as capacity payments regardless of whether YPFB and Petrobras actually ship gas through the pipeline. Petrobras and YPFB have preferred treatment on the GTB pipeline relative to other shippers. GTB’s contracts with YPFB are U.S. dollar-based “ship-or-pay” contracts. GTB’s pipeline presently is flowing at approximately 98% of capacity.

Transredes provides maintenance and engineering services to GTB under a 20-year agreement.

Further to the nationalization of the hydrocarbons sector on May 1, 2006, pursuant to which YPFB became the sole authorized shipper to act in Bolivia, the government of Bolivia established a transitioning period for YPFB to enter into new transportation contracts with all transportation companies operating in Bolivia, including GTB. The deadline for YPFB to enter into such new contracts was November 30, 2008. GTB and YPFB executed new transportation contracts for the internal market prior to such deadline.

Management and Governance

AEI owns a 17.65% equity interest in GTB. The remaining equity is owned by Transredes with 51%, an affiliate of Shell with 17%, an affiliate of Petrobras with 11% and 2% by each of El Paso and an affiliate of BG Group, respectively. Transredes, our affiliates and affiliates of Shell were parties to the Joint Venture and Shareholders’ Agreement, or JVSHA, under which the parties agree, among other things, to vote their interests in GTB and TBG jointly, as determined by majority vote. Due to the nationalization of Transredes by the Bolivian government, this agreement was terminated through a termination letter signed by an affiliate of Shell and an affiliate of AEI. Notwithstanding, there is still a separate voting agreement between us and Shell that would require a unanimous vote. All matters outside the ordinary course of business and matters with a value greater than $250,000 would be reviewed by and agreed to by such parties. Furthermore, we had previously entered into an agreement with Shell pursuant to which we would purchase Shell’s interest in GTB. This agreement was terminated. The termination of this agreement reinstated a right Shell previously had to appoint the chief executive officer of GTB and Shell has indicated that they have no immediate intention to exercise this right, but they reserve the right to do so. We now have the right to appoint the chief financial officer of GTB. As established in the GTB shareholders agreement, AEI has the right to appoint one director to the board. The remaining directors should be appointed by Transredes with two seats, Petrobras with one seat and an affiliate of Shell with one seat.

After the nationalization and the termination of the JVSHA, the right that AEI and Shell had pursuant to their voting agreement to designate the chief executive officer and the chief financial officer have been compromised to the extent that they no longer control GTB’s board of directors. On November 14, 2008, Transredes made a motion at the GTB shareholders meeting to deny the validity of the currently existing shareholder’s agreement. As a result, Transredes voted for the dissolution of the board of directors and appointed four directors out of five pursuant to the rules of the Bolivian Code of Commerce. AEI protested this measure and is evaluating the legal actions available but at the current time we do not have any management or control over GTB.

Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. (TBG)

TBG owns and operates the 1,611 mile Brazilian portion of the BBPL, from the interconnection with the GTB pipeline at the Bolivian border to southeastern Brazil. We own 4.27%, Shell owns 4.00%, Transredes owns 12.00%, Petrobras indirectly owns 51% and a consortium of non-Bolivian companies own 29%. AEI, Shell and Transredes are collectively called the Bolt Group. Under the TBG shareholder agreement, the Bolt Group shareholders have the right to appoint one director to the board, by majority vote among themselves. However, due to the nationalization of Transredes by the Bolivian government, this director may be appointed by Transredes since the JVSHA is terminated and Transredes has the highest ownership percentage of TBG in the Bolt Group.

Petrobras, the Brazilian state-owned oil and gas company, accounts for over 98% of TBG’s volume transported and British Gas plc, or British Gas, accounts for the remainder. TBG’s customers sell the transported natural gas to local distribution companies, which resell natural gas to power generating plants, industrial, commercial, and residential users. TBG’s contracts with Petrobras are U.S. dollar based “ship-or-pay” contracts. TBG’s transportation tariffs are intended to provide its shareholders with an 18.5% return on equity.

Emgasud S.A. (Emgasud)

Since 2007, Emgasud has been transporting gas through the Patagonian Pipeline, a natural gas pipeline that runs through Argentina’s Patagonian region. The pipeline’s firm capacity is approximately 3.94 mmcfd and it runs on 394 miles from the gas field in Cerro Dragon, Province of Chubut to the delivery point in the city of Esquel. Emgasud has also been assigned transportation capacity of approximately 458,000 cubic meters per day through the TGS system through the San Martin Pipeline and 204,297 cubic meters per day through the TGN system through the North Pipeline.

Emgasud has entered into interruptible gas transportation contracts with Local Gas Distribution companies. Emgasud also has a gas transportation license to use the Patagonian Pipeline until 2042. It has entered into an operations and maintenance agreement with TGS until 2014 renewable for an additional five years. Emgasud has contracted a total of 555,000 cubic meters daily of natural gas firm capacity with Camuzzi Gas del Sur S.A. until 2027.

Emgasud has been assigned transportation capacity in TGS and TGN with the right to sell gas until 2042. Emgasud has sold such capacity under dollar-denominated Ship or Pay contracts for a 15-year term with five industrial customers.

Natural Gas Distribution

Segment Overview

Our Natural Gas Distribution businesses distribute and sell gas to retail customers. These businesses operate networks of gas pipelines, deliver gas directly to a large number of residential, industrial and commercial customers and directly bill these customers for connections and volumes of gas provided. These businesses are regulated and typically operate under long-term concessions giving them an exclusive right to deliver gas in a designated service area. Our businesses in this segment are summarized in the table shown below. Information is as of December 31, 2008.

Natural Gas Distribution
						Scheduled
		AEI			2008	Termination
		Ownership			Average	Date of	Approximate
		Interest			Sales	Principal	Number		Approximate		Network
		(Direct and	Operating		Volume	Concession	of Customers		Number of		Size
Business	Country	Indirect)	Control(1)		(mmcfd)	Agreement	(Thousands)		Employees		(Miles)

Promigas		52.13%
Surtigas	Colombia	52.07%	Yes	(2)	32	2034	449		410		4,675
Gases de Occidente	Colombia	46.97%	Yes	(2)	48	2014	619		380		4,061
Gases del Caribe	Colombia	16.16%	No		108	2028	922	(3)	346	(3)	8,494
Emgasud	Argentina	31.89%	No		8.1	2027	24		27		483
Cálidda	Peru	80.85%	Yes		157	2033	12		165		404
BMG(4)	China	70%	Yes		11.6	2038	92		732		1,118
Tongda	China	100%	Yes		5.6	2026	142		612		1,110

					370.3		2,260		2,672		20,544

(1)	“Operating Control” means that AEI either has a controlling interest in the business, control of the business through a majority owned subsidiary or operates the business through an operating agreement.

(2)	AEI has operating control through its operating control of Promigas.

(3)	Includes its consolidated subsidiaries, Gases de la Guajira, Gases del Quinido, Gases del Risaralda and Gas Natural del Centro. Promigas owns a small direct interest in Gases de la Guajira.

(4)	On January 30, 2008, we acquired an additional 59.77% interest in BMG, which increased our ownership to 70.00%.

The natural gas distribution segment accounted for 6.34% of our net revenues, 12.79% of our operating income and 14.24% of our Adjusted EBITDA in 2008.

Promigas

Promigas is a Colombian holding company with investments mainly in transportation and gas services, natural gas distribution and retail fuel. See “— Natural Gas Transportation and Services — Promigas S.A., ESP (Promigas)” and “— Retail Fuel — Promigas.”

Promigas holds interests in three of our businesses providing natural gas distribution services to over 2.0 million customers throughout Colombia, representing 72.54% of the total market as of December 31, 2008. Each distribution company has limited competition in its area and competes only with alternative energy sources.

Each of Surtigas, Gases de Occidente and Gases del Caribe provide non-bank financing to lower income customers for the initial fees associated with the gas connections to the network. They also provide additional non-bank financing to customers with good payment records to finance additional gas-related items, such as gas appliances and materials for construction. The financing is provided directly by each company as part of its non-regulated business. In the case of Gases del Caribe, Promigas provides the financing and Gases del Caribe receives a fee. The loans are unregulated and cannot exceed the usury rate.

Promigas — Surtigas S.A. E.S.P. (Surtigas)

Overview

Surtigas is a natural gas distribution and commercialization company serving towns in the areas of Bolívar, Sucre and Cordoba, located on Colombia’s north coast. As of 2008, Surtigas’ network covered 85% of its service area and connected 91% of its connectable households and businesses to natural gas services. Promigas currently owns 99.90% of Surtigas. In 2008, Surtigas recognized revenues of $125 million, operating income of $29 million, depreciation and amortization of $3 million and had a net debt of $68 million, which is derived from total debt of $71 million, less $3 million of cash and cash equivalents.

The table below provides a summary of Surtigas’ operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Customers (thousands)	404	427	449
Annual growth	8%	6%	5%
Volume transported (Bcf)	11.6	10.5	11.4
Network penetration(1)	81%	73%	77%
Percent connected(2)	86%	89%	91%

(1)	“Network penetration” refers to the covered service area.

(2)	“Percent connected” refers to the percentage of the covered service area which is connected to the network.

Concession and Contractual Agreements

Surtigas operates under a concession agreement with the Colombian MME which expires in 2034 and has a 20-year renewal option. Since 1994, a concession has no longer been required to provide gas distribution as a public service in Colombia.

Customer Base

Of the approximately 448,900 natural gas users served by Surtigas, 98% are residential customers and 1% are commercial and industrial customers. During 2008, 65% of Surtigas’ volumes were distributed to industrial customers.

Operations

Surtigas had no service interruption between 2004 and 2008.

Surtigas has certifications under ISO 9001 and NTC ISO/IEC 17025. As of December 31, 2008, Surtigas had 410 employees.

Financing

As of December 31, 2008, Surtigas had outstanding debt of $71 million.

Promigas — Gases de Occidente S.A. E.S.P. (Gases de Occidente)

Overview

Gases de Occidente is a natural gas distribution and commercialization company serving 24 towns in the area of Valle del Cauca, located on Colombia’s west coast. As of 2008, Gases de Occidente’s network covered 99% of the potential market and connected 72% of its connectable households and businesses to natural gas services. Promigas currently owns 90.12% of Gases de Occidente. In 2008, Gases de Occidente recognized revenues of $196 million, operating income of $45 million, depreciation and amortization of $3 million and had a net debt of $61 million, which is derived from $64 million of total debt, less $3 million of cash and cash equivalents.

The table below provides a summary of Gases de Occidente’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Customers (thousands)	521	573	619
Annual growth	12%	10%	8%
Volume transported (Bcf)	15.0	17.0	17.7
Network penetration(1)	97%	97%	99%
Percent connected(2)	67%	71%	72%

(1)	“Network penetration” refers to the covered service area.

(2)	“Percent connected” refers to the percentage of the covered service area which is connected to the network.

Concession and Contractual Agreements

Gases de Occidente operates under a concession agreement with the Colombian MME, for exclusive service areas which expires in 2014 (when the term ends this area will change to being regulated by CREG) and for non-exclusive service areas in 2047. Since 1994, a concession has no longer been required to provide gas distribution as a public service in Colombia.

Customer Base

Of the approximately 619,397 natural gas users served by Gases de Occidente, 98% are residential customers and 2% are commercial and industrial customers. During 2008, Gases de Occidente distributed 17.7 billion cubic feet, 73% of which was distributed to industrial customers.

Operations

Gases de Occidente had system losses of 0% in 2006, a gain of 0.1% in 2007 and 0% in 2008. Gases de Occidente had 364 hours of service interruption in 2006, 290 hours in 2007 and 105 in 2008.

Gases de Occidente has certifications under ISO 9001. As of December 31, 2008, Gases de Occidente had 380 direct employees.

Financing

As of December 31, 2008, Gases de Occidente had outstanding debt of $64 million.

Promigas — Gases del Caribe S.A. E.S.P. (Gases del Caribe)

Overview

Gases del Caribe is a natural gas distribution and commercialization company directly serving 38 municipalities in the states of Magdalena, Cesar and Atlántico, located on Colombia’s north coast and indirectly serving 35 municipalities in La Guajira Quindio Risaralda and Caldas. As of December 31, 2008, Gases del Caribe’s network covered 96% of the potential market and connected 89% of its connectable households and businesses to natural gas service. Promigas owns 30.99% of Gases del Caribe.

The table below provides a summary of Gases del Caribe’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008
Customers (thousands)(1)	794	858	922
Annual growth	8%	8%	7%
Volume transported (Bcf)(1)	36.0	40.6	39.2
Network penetration(2)	94%	95%	96%
Percent connected(3)	81%	79%	83%

(1)	Includes its consolidated subsidiaries, Gases de la Guajira, Gases del Quinido, Gases del Risaralda and Gas Natural del Centro.

(2)	“Network penetration” refers to the covered service area.

(3)	“Percent connected” refers to the percentage of the covered service area which is connected to the network.

Concession and Contractual Agreements

Gases del Caribe operates under concession agreement with the Colombian MME, which expires in 2028. Since 1994, a concession has no longer been required to provide gas distribution as a public service in Colombia.

Customer Base

Of the approximately 594,000 natural gas users served directly by Gases del Caribe, 99% are residential customers and 1% are commercial and industrial customers. During 2008, Gases del Caribe distributed 32 mmcf, 83% of which was distributed to industrial customers.

Operations

Gases del Caribe had 46.45 hours of service interruption in 2006, 33.03 hours in 2007 and 22.27 hours in 2008.

Gases del Caribe has certifications under ISO 9001 and NTC ISO/IEC 17025. As of December 31, 2008, Gases del Caribe had 346 employees.

Gas Natural de Lima y Callao S.A. (Cálidda)

Overview

Our subsidiary Cálidda is a Peruvian natural gas distribution company that owns the concession to operate in the Department of Lima and Callao province. In June 2007, we jointly, with our subsidiary Promigas, acquired a 100% interest in Cálidda. AEI has a 80.85% indirect interest in Cálidda. In 2008, we recognized from Cálidda revenues of $87 million, operating income of $11 million and depreciation and amortization of $6 million. As of December 31, 2008, Cálidda had net debt of $47 million, which is derived from total debt of $86 million, less $7 million of cash and cash equivalents and less $32 million of current restricted cash.

Concession and Contractual Agreements

Cálidda has a 33-year build, own, operate and transfer concession agreement with the Peruvian Government, which was assigned to Cálidda in 2002 and is extendable for up to 60 years. Cálidda’s commercial operations under the concession began in August 2004. Having met the initial conditions of the concession, Cálidda receives a minimum capacity payment equivalent to a capacity of 225 mmcfd through 2011 and equivalent to 255 mmcfd thereafter. Cálidda is obligated to build a secondary distribution network able to connect 30,000 and 70,000 customers in the fourth and sixth year of commercial operations, respectively. Cálidda met its obligations under the concession in 2008.

In July 2004, Cálidda entered into a five-year contract with the Camisea Consortium, which operates, through a sub-contract with Pluspetrol Peru Corporation S.A., the Camisea gas field in Peru, for the supply of natural gas. This agreement can automatically be renewed for consecutive two-year periods through 2033. Under this agreement, Cálidda has contracted a fixed capacity per day for the 2004-2009 period for volumes between 1.9 mmcfd to 123.6 mmcfd. An amendment to the natural gas supply contract to adjust Cálidda’s future demand requirements and also to synchronize the supply and transportation contracts has been proposed by Cálidda to the Camisea Consortium (this amendment is still pending). Regarding the transmission contract, in August 2008 Cálidda increased the firm and interruptible transportation capacity with Transportadora de Gas del Perú S.A. through June 2012 and August 2033, respectively.

Customer Base

Cálidda’s customers fall into two categories: non-regulated customers (users that consume more than 1 mmcfd) and regulated customers (mainly residential, commercial users and small industries). As of December 2008, 70% of Cálidda’s demand was generated by non-regulated customers, which include seven industrial customers and two electricity generation facilities. As of December 2008, Cálidda had approximately 12,000 residential and commercial customers, 265 industrial customers, 61 NGV service stations and had a capacity to connect approximately 75,000 regulated customers.

Operations

As of December 2008, Cálidda constructed, operated and maintained 310 miles of pipelines which consisted of a 20-inch main pipeline and sixteen to six inch lines to clusters connecting industrial customers and nearby residential and commercial customers. In order to facilitate conversion costs for new customers, Cálidda offers financing to cover the cost of connection fees. As of December 2008, over 75% of its residential customers have utilized this financing.

Of the total volume that Cálidda actually delivers, 46.7% is for power generation, 39% is for the industrial sector, 14% is for NGV and 0.3% belongs to residential and commercial customers.

Cálidda has contracted with affiliates to provide operational and maintenance service, and commercial and administration support.

Financing

As of December 31, 2008, Cálidda had outstanding debt of $86 million.

Beijing Macrolink Gas Co., Ltd. (BMG)

Overview

In December 2007, we acquired a 10.23% interest in BMG and in January 2008, an additional 59.77% interest. BMG builds city gas pipelines, sells and distributes piped gas, and also operates auto-filling stations in China. BMG has successfully pursued and developed new city gas businesses through franchise acquisitions and privatizations. BMG holds controlling interests in 15 city gas companies, servicing a total of approximately 90,485 connected users out of a total of approximately 1,248,563 connectable users, out of a concession population of approximately 4.86 million. In 2008, we recognized from BMG revenues of $32 million, operating income of $(1) million and depreciation and amortization of $4 million. As of December 31, 2008, BMG had net debt of $7 million, which is derived from total debt of $15 million, less $8 million of cash and cash equivalents.

Concession and Contractual Agreements

BMG’s subsidiary companies have certain rights for city gas operations in municipalities in China (such rights take a variety of forms, and are not always documented with a formal concession contract) relating to, among other things, their respective franchise area and duration. BMG has the right to build out its franchise area but is not obligated to do so.

Customer Base

In 2008, BMG distributed approximately 4,234 mmcf of gas, 85.79% of which went to industrial and commercial customers and 14.21% to residential customers.

Operations

In 6 of the 15 cities currently serviced by BMG, BMG distributes natural gas supplied from domestic gas fields by way of compressed or liquefied natural gas trucks. Four cities are supplied with natural gas by domestic long-distance pipelines, four cities distribute re-gasified LPG supplied from domestic LPG station by way of LPG trucks and one city is served by coal gas from domestic production. BMG’s distribution network is under construction in one city.

Tongda Energy Private Limited (Tongda)

Overview

In August 2007, we acquired a 100% equity interest in Tongda. Tongda builds city gas pipelines, sells and distributes piped gas, and also operates auto-filling stations in China. Tongda has successfully pursued and developed new city gas businesses through franchise acquisitions and privatizations. Tongda holds controlling interests in ten city gas companies, servicing a total of approximately 121,000 connected users out of a total of approximately 636,000 connectable users, out of a population of approximately 2.3 million. Tongda is in the process of obtaining certain approvals to build an 88-mile long, high-pressure gas transportation pipeline between Baoying and Dafeng city in Jiangsu province, a pipeline connected to the China West-East Gas Pipeline. In 2008, we recognized from Tongda revenues of $42 million, operating income of $1 million, and depreciation and amortization of $3 million. As of December 31, 2008, Tongda had net debt of $5 million, which is derived from total debt of $9 million, less $14 million of cash and cash equivalents.

Concession and Contractual Agreements

Tongda’s subsidiary companies have certain rights for city gas operations in municipalities in China (such rights take a variety of forms, and are not always documented with a formal concession contract) relating to, among other things, their respective franchise area and duration. Tongda has the right to build out its franchise area but is not obligated to do so.

Customer Base

In 2008, Tongda distributed approximately 2,049 mmcf of gas, approximately 80% of which went to industrial and commercial customers and approximately 20% to residential customers.

Operations

In seven of the ten cities serviced by Tongda, Tongda distributes natural gas supplied from domestic gas fields by way of compressed or liquefied natural gas trucks while the other three are supplied with natural gas by domestic long-distance pipelines. One company receives LPG by way of trucks. Tongda’s prominent position in more affluent regions of China increases its ability to expand its gas distribution portfolio and to generate new business opportunities in other gas-related business activities.

Emgasud S.A. (Emgasud)

Emgasud participates in the gas distribution segment with 482 miles in distribution lines and an annual dispatch of 84 million cubic meters servicing a total of 25,000 customers in various areas in the Province of Buenos Aires. Additionally, Emgasud has a business unit which specializes in the construction of gas distribution networks and high-pressure gas pipelines. Emgasud has a gas distribution license through 2027.

Retail Fuel

Segment Overview

Our Retail Fuel businesses primarily distribute and sell liquid fuels and compressed natural gas (CNG) to retail customers. In addition to owning, licensing and operating outlets, these businesses own fleets of bulk-fuel distribution vehicles. The businesses in this segment are listed in the table below. Information is as of December 31, 2008.

Retail Fuel
		AEI Ownership
		Interest				Approximate
		(Direct and	Operating		2008	Number of
Business	Country	Indirect)	Control(1)	Product Sold	Volume Sold	Employees

SIE - Gazel(2)	Colombia, Chile, Mexico, Peru	24.96%	Yes	Compressed Natural Gas	12,119 million cubic feet	582
SIE - Terpel(2)	Colombia, Ecuador, Panama, Chile	24.96%	Yes	Gasoline, Diesel, Jet Fuel, Lubricants	1,160 million gallons	3,255

						3,837

(1)	“Operating Control” means that AEI either has a controlling interest in the business or operates the business through an operating agreement or through control of Promigas.

(2)	On January 2, 2008, Promigas contributed its ownership interests in its wholly-owned subsidiary Gazel to SIE in exchange for additional shares of SIE. SIE subsequently transferred Gazel to its subsidiary Terpel.

The retail fuel segment accounted for 55.76% of our net revenues, 26.81% of our operating income and 20.16% of our Adjusted EBITDA for 2008. On November 15, 2007, we sold our interests in Vengas to PDVSA Gas.

Promigas

Overview

Promigas is a Colombian holding company with investments mainly in natural gas transportation and services, natural gas distribution and retail fuel. See “— Natural Gas Transportation and Services — Promigas” and “— Natural Gas Distribution — Promigas.”

Promigas’ retail fuel businesses have 2,313 service stations (2,112 gasoline and 201 CNG) as of December 31, 2008 and a market share in Colombia by volume of 38% for gasoline, 12% for lubricants and 51% for aviation fuel. Its CNG business for vehicles has 37% market share by volume.

Promigas — Sociedad de Inversiones en Energia (SIE)

SIE is the direct and indirect holding company of Terpel and the indirect holding company of Gazel. Promigas owns 52.66% of SIE as of December 31, 2008, which indirectly owns 88.73% of Terpel. See “Item 5. Operating and Financial Review and Prospects — Recent Developments.” In 2008, SIE recognized revenues of $5 billion, operating income of $116 million and depreciation and amortization of $46 million and as of December 31, 2008 had net debt of $440 million, which is derived from total debt of $505 million, less $65 million of cash and cash equivalents.

Organización Terpel Inversiones S.A. (Terpel)

Terpel’s main business units are wholesale, retail, aviation gasoline distribution and lubricant sales. The wholesale business currently has a 38% national market share. Terpel is a non-strategic business for us. Promigas is currently spinning off its interest in Terpel to a new holding company that itself will be owned directly by Promigas’ shareholders in the same ownership percentages as their ownership in Promigas. We expect the spinoff to be completed by mid 2009.

The table below provides a summary of Terpel’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008

Number of owned stations	160	418	386
Number of affiliate stations	1,119	1,178	1,726
Gallons of sales per day
Wholesale	2,749,854	2,698,455	3,316,485
Retail	418,232	422,096	788,452
Aviation	166,536	336,114	430,581
Lubricants	15,569	13,222	13,838
Fuel margin per gallon ($)
Wholesale	$0.09	$0.13	$0.14
Retail	$0.13	$0.22	$0.38
Aviation	$0.24	$0.29	$0.18
Lubricants	$2.58	$3.53	$3.64

Gasoline is a highly competitive market operating under conditions characterized by an oligopoly. Terpel has positioned itself mostly in medium and small cities, while multinationals such as Exxon-Mobil, Petrobras, and Texaco are leaders in large cities. Terpel has been able to increase its market share in gasoline distribution from 28% to 38% (and is the Colombian market leader by volume) in the past five years by marketing and opening new gasoline stations.

Tariffs and margins to gasoline retailers are regulated by the Colombian MME and have been fairly stable due to a strong lobbying effort. In past years, the Colombian MME has been decreasing subsidies on gasoline prices which are currently indexed (generally with a lag) to international oil prices. With gross margins between 5% and 7%, cost management is the key to maintaining attractive returns.

In August 2007, the Colombian MME issued a new resolution modifying the wholesale margins applicable to gasoline and diesel. Both of these products are regulated by the government, which establishes the price structure for liquid fuels, including margins. The new resolution approved an increment of $0.04 per gallon margin increase, resulting in a $0.125 margin for gasoline and a $0.13 margin for diesel. The new margins were applicable from September 1, 2007 and the change has been implemented gradually through April 2008, increasing by $0.005 per month.

In July 2008, the Colombian MME issued a resolution modifying wholesale margins applicable to gasoline and diesel. This resolution approved an increment resulting in a $0.133 margin for gasoline and a $0.14 margin for diesel. These new margins were implemented gradually in August and September 2008.

Terpel is also expanding outside of Colombia, and has recently completed the following transactions:

•	In 2006, the acquisition of 65 service stations from Chevron of its distribution and retail business in Ecuador representing 8% of the market;

•	In February 2007 the acquisition of Petrolera Nacional in Panama with 53 service stations marketing under the brand name Accel and holding a 12% market share of Panama’s gasoline and lubricant business; and,

•	The acquisition at the end of 2007 of Repsol retail gasoline and industrial sales business in Chile, with 206 services stations and a 10% market share.

Operations

Terpel is a retail gasoline chain and operates a retail and gasoline distribution business, and sells petroleum lubricants. In Colombia, the gasoline distribution business operates in 46 cities, through 151 company-owned service stations, 1,135 affiliated stations. Terpel has certifications under ISO 14001 and ISO 9001 (lubricants facility), and ISO 14001, ISO 9001 and OHSAS 18001 (Gualanday-Nieve pipeline).

Terpel is active in the aviation fuel market and services 20 airports nationwide, including Colombia’s largest airport, El Dorado in Bogotá. Market share in the aviation business as of 2008 was 51% and amounted to 157 million gallons sold.

Gas Natural Comprimido S.A. (Gazel)

Overview

Gazel sells compressed natural gas, or CNG, as an automotive fuel in Colombia. Gazel operates 188 service stations under the brand name Gazel throughout Colombia. In 2008, Gazel recognized revenues of $204 million, operating income of $102 million and depreciation and amortization of $14 million and as of December 31, 2008 had net debt of $68 million, which is derived from total debt of $78 million, less $10 million of cash and cash equivalents.

The CNG business has tax benefits for alternative fuels, as the Colombian government imposes heavy tax burdens on gasoline and diesel fuels, but no tax on CNG. In Colombia, Gazel is the largest CNG distributor, with a 37% share of the market, and is also looking at growth opportunities outside of Colombia. Gazel has entered the Peruvian, Mexican and Chilean markets, with nine operating stations in Lima, Peru, three in Mexico City, Mexico and one in Santiago, Chile.

The table below provides a summary of Gazel’s operational information for the dates indicated:

	As of and for the Year Ended
	December 31,
	2006	2007	2008

Number of stations	114	163	201
Sales per day per station (cubic feet)	231,000	188,876	165,194
Converted vehicles (cumulative)	168,523	235,058	280,123
Fuel margin per cubic foot ($)	$0.005	$0.007	$0.009

Operations

The Colombian government promotes vehicle conversions to CNG, with the aim of increasing the use of natural gas, an ample resource in Colombia, and to reduce consumption of foreign-sourced oil and oil products.

CNG competes with the regulated price of gasoline by maintaining a targeted discount. Together with the conversion costs associated with making vehicles capable of running on CNG, the price differential between gasoline and natural gas drives the competitiveness of CNG. Gasoline prices have been increasing due to higher crude oil prices and the gradual removal of Colombian government subsidies on gasoline. This has increased conversions to CNG in the past.

The competitive advantage of CNG over gasoline is measured by a payback period based on the customer’s initial investment in a conversion kit versus resulting lower cost of fuel. Analysis indicates that users generally recover their investment within six to ten months. Gazel must maintain a price 40% to 50% lower than gasoline to maintain the current payback time. Currently, Gazel’s price is 49% lower than the price of gasoline.

Conversion kits are fully financed by Promigas’ LDCs. This additional source of revenues has significantly increased due to a substantial increase in conversions in recent years. Gazel has a competitive advantage due to its technical expertise in the business.

Operations in Chile began in January 2008 with one service station in Santiago.

Gazel has certifications under ISO 9001.

C.	Organizational Structure

Our Segments and Businesses

The following summary tables set forth our interests in the businesses comprising our segments as of December 31, 2008.

Business	Full Legal Name	Country	AEI Ownership %(1)

Power Distribution
Chilquinta	Chilquinta Energía S.A.	Chile	50.00%
Delsur	Distribuidora de Electricidad Del Sur, S.A. de C.V.	El Salvador	86.41%
EDEN(2)	Empresa Distribuidora de Energía Norte S.A.	Argentina	90.00%
Elektra	Elektra Noreste, S.A.	Panama	51.00%
Elektro	Elektro Eletricidade e Serviços S.A.	Brazil	99.68%
Luz del Sur(3)	Luz del Sur S.A.A.	Peru	37.97%

Power Generation
Corinto	Empresa Energética Corinto Ltd.	Nicaragua	50.00%
DCL	DHA Cogen Limited	Pakistan	59.94%
ENS	Elektrocieplownia Nowa Sarzyna Sp. z o.o.	Poland	100.00%
EPE	EPE — Empresa Produtora de Energia Ltda. (Cuiabá Integrated Project)	Brazil	50.00%
Emgasud(4)	Emgasud S.A.	Argentina	31.89%
JPPC	Jamaica Private Power Company Ltd.	Jamaica	84.43%
Luoyang	Luoyang Sunshine Cogeneration Co., Ltd.	China	50.00%
PQP	Puerto Quetzal Power LLC	Guatemala	100.00%
San Felipe	Generadora San Felipe Limited Partnership	Dominican Republic	100.00%
Subic	Subic Power Corp.	Philippines	50.00%
Trakya	Trakya Elektrik Uretim ve Ticaret A.S.	Turkey	59.00%
Tipitapa	Tipitapa Power Company Ltd.	Nicaragua	100.00%

Natural Gas Transportation and Services
Accroven	Accroven S.R.L.	Venezuela	49.25%
Centragas	Centragas (Promigas S.A., ESP)	Colombia	13.03%
Emgasud	Emgasud S.A.	Argentina	31.89%
GBS	Gases de Boyacá y Santander, GBS S.A. (Promigas S.A., ESP)	Colombia	49.37%
GOB	GasOriente Boliviano Ltda. (Cuiabá Integrated Project)	Bolivia	50.00%
GOM	GasOcidente do Mato Grosso Ltda. (Cuiabá Integrated Project)	Brazil	50.00%

Business	Full Legal Name	Country	AEI Ownership %(1)

GTB	Gas Transboliviano S.A. (Bolivia-to-Brazil Pipeline)	Bolivia	17.65%
Promigas Pipeline	Promigas Pipeline (Promigas S.A., ESP)	Colombia	52.13%
PSI	Promigas Servicios Integrados S.A. (Promigas S.A., ESP)	Colombia	50.52%
TBG	Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. (Bolivia-to-Brazil Pipeline)	Brazil	4.21%
TBS	Transborder Gas Services Ltd. (Cuiabá Integrated Project)	Brazil	50.00%
Transmetano	Transmetano S.A. ESP (Promigas S.A., ESP)	Colombia	50.35%
Transoccidente	Transoccidente S.A. ESP (Promigas S.A., ESP)	Colombia	35.96%
Transoriente	Transoriente S.A. ESP (Promigas S.A., ESP)	Colombia	13.73%

Natural Gas Distribution
BMG	Beijing Macrolink Gas Co., Ltd	China	70.00%
Cálidda	Gas Natural de Lima y Callao S.A.	Peru	80.85%
Emgasud	Emgasud S.A.	Argentina	31.89%
Gases de Occidente	Gases de Occidente S.A. E.S.P. (Promigas S.A., ESP)	Colombia	46.97%
Gases del Caribe	Gases del Caribe S.A. E.S.P. (Promigas S.A., ESP)	Colombia	16.16%
Surtigas	Surtigas S.A. E.S.P. (Promigas S.A., ESP)	Colombia	52.07%
Tongda	Tongda Energy Private Limited	China	100.00%

Retail Fuel
SIE — Terpel(5)	Sociedad de Inversiones en Energia (Promigas S.A., ESP) and Organización Terpel Inversiones S.A. (SIE)	Colombia, Ecuador, Panama, Chile	24.96%
SIE — Gazel(5)	Sociedad de Inversiones en Energia (Promigas S.A., ESP) and Gas Natural Comprimido S.A. (Promigas S.A., ESP)	Chile, Colombia, Mexico, Peru	24.96%

(1)	Represents AEI’s net interest via direct and indirect ownerships.

(2)	We acquired our 90.00% interest in EDEN in 2007. The transaction is subject to local anti-trust approval. For additional details on the acquisition, see “Item 4. Information on the Company — A. History and Development.”

(3)	In May 2008, we acquired an additional 0.03% of Luz del Sur in a public tender. We currently own 37.97% of Luz del Sur. Our stake in Luz del Sur is owned indirectly through our 50.00% ownership of its holding company Peruvian Opportunity Company SAC, or POC.

(4)	On November 28, 2008, we acquired a 28.00% equity interest in Emgasud. On December 23, 2008 we made a second capital contribution, thereby increasing our ownership interest to 31.89%.

(5)	On January 2, 2008, Promigas contributed its ownership interests in its wholly-owned subsidiary Gazel to SIE in exchange for additional shares of SIE. SIE subsequently transferred Gazel to its subsidiary Terpel.

D.	Property, Plant and Equipment

Properties by each business segment are presented below, as of December 31, 2008, unless otherwise noted.

Power Distribution

Business	Location	Approximate Miles of Power Distribution and Transmission Lines

Elektro	Brazil	65,750
Elektra	Panama	5,400
Luz del Sur	Peru	11,400
Chilquinta	Chile	5,100
Delsur	El Salvador	5,150
EDEN(1)	Argentina	10,900

(1)	Pending local anti-trust approval.

Power Generation

		Generating
Business	Power Plant Location	Capacity (MW)	Fuel Type

Trakya	Turkey	478	Natural gas and fuel oil
Cuiabá — EPE	Brazil	480	Natural gas and fuel oil(1)
Luoyang(2)	China	270	Coal
PQP	Guatemala	234	Bunker fuel
San Felipe	Dominican Republic	180	Diesel oil/bunker fuel
ENS	Poland	116	Natural gas
Subic	Philippines	116	Bunker fuel
Corinto	Nicaragua	71	Bunker fuel
Tipitapa(3)	Nicaragua	51	Bunker fuel
JPPC	Jamaica	60	Bunker fuel
DCL(4)	Pakistan	94	Natural gas
Emgasud(5)	Argentina	65	Natural gas and fuel oil

(1)	Upon ANEEL request and based on reimbursement of fuel oil, EPE is able to run its power plant on a dual fuel basis.

(2)	On February 5, 2008, we acquired a 48% interest in Luoyang and an additional 2% interest on June 6, 2008.

(3)	On June 11, 2008, we acquired a 100% interest in Tipitapa.

(4)	On July 18, 2008, we acquired a 48% interest in DCL. Since the additional acquisition, we have executed additional share subscription agreements that have resulted in an increase in our ownership to 60.22%.

(5)	On November 28, 2008, we acquired a 28.00% equity interest in Emgasud. On December 23, 2008 we made a second capital contribution, thereby increasing our ownership interest to 31.89%.

Natural Gas Transportation and Services

Business	Location	Description

Promigas
Promigas Pipeline	Colombia	1,286 miles pipeline system in La Guajira region, to Jobo station in Department of Sucre
Transmetano	Colombia	93 mile pipeline in the Cauca Valley
GBS	Colombia	196 mile pipeline in Boyacá and Santander
Centragas	Colombia	458 mile pipeline in the regions of La Guajira, Cesar and Santander
PSI	Colombia	natural gas drying and compression facility at Ballena station
Transoccidente	Colombia	7 mile pipeline in the Cauca Valley
Transoriente	Colombia	98 mile pipeline in Bucaramaga
Cuiabá
GOB	Bolivia	225 mile pipeline connecting to GOM pipeline
GOM	Brazil	175 mile pipeline in Mato Grosso connecting to GOB pipeline
Accroven	Venezuela	NGL extraction facilities at San Joaquín and Santa Bárbara gas fields NGL fractionation, storage and refrigeration facilities in Jose petrochemical complex on Northeastern coast
BBPL
GTB	Bolivia	346 mile pipeline from Station Rio Grande to Station Mutun and connecting to TBG pipeline
TBG	Brazil	1,611 mile pipeline from GTB pipeline at Station Mutun, Bolivia to southeastern Brazil
Emgasud	Argentina	394 miles of pipeline

Natural Gas Distribution

Business	Location	Description

Promigas
Surtigas	Colombia	4,875 miles of mains in Bolívar, Sucre and Cordoba
Gases de Occidente	Colombia	4,061 miles of mains in Valle del Cauca
Gases del Caribe	Colombia	8,494 miles of mains in Magdalena, Cesar, Atlántico and La Guajira
Cálidda	Peru	404 miles of mains in Lima and Callao provinces
BMG(1)	China	1,118 miles of mains in 14 service areas
Tongda	China	1,110 miles of mains in 10 service areas in Jiangsu province
Emgasud	Argentina	483 miles

(1)	In December 2007, we acquired a 10.23% interest in BMG and an additional 59.77% interest in January 2008.

Retail Fuel

Business	Location	Description

Promigas
Gazel	Colombia	202 service stations
	Mexico	3 service stations
	Peru	10 service stations
	Chile	1 service station
Terpel	Colombia	1,603 service stations, including 28 supply stations
	Chile	206 service stations
	Ecuador	62 service stations
	Panama	57 service stations

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5.  Operating and Financial Review and Prospects

This discussion should be read together with the “Item 3. Key Information — A. Selected Financial Data,” the consolidated financial statements (including the notes thereto) and PEI’s consolidated financial statements included elsewhere in this annual report. Unless otherwise indicated, the financial data contained in this annual report has been prepared in accordance with U.S. GAAP. See “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” for a discussion of factors that could cause future financial condition and results of operations to be different from those discussed below.

Interests in certain companies are accounted for under the equity method, which means that their net income or losses are included into consolidated profit and loss accounts in proportion to the ownership interest that is owned of the relevant company or entity during the respective periods. See Note 11 to the consolidated financial statements for the year ended December 31, 2008 . The consolidated financial statements for the year ended December 31, 2007 account for Accroven, Chilquinta, GTB, Luz del Sur, Promigas’ equity method investments, Subic, and Transredes under the equity method of accounting and for BMG and TBG under the cost method. In 2008, BMG is consolidated and beginning in May 2008, GTB is accounted for using the cost method. Promigas was consolidated as of December 31, 2006 and for the full year ended December 31, 2007. During the year ended December 31, 2006, Promigas was accounted for under the equity method. All intercompany transactions and balances have been eliminated in consolidation. From May 25, 2006 to September 6, 2006, PEI was accounted for using the equity method of accounting and consolidated thereafter.

Overview

Our Business

We manage, operate and own interests in essential energy infrastructure businesses in emerging markets across multiple segments of the energy industry. Our company consists of 39 businesses which we aggregate into the following reportable segments: Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution and Retail Fuel. For the years ended December 31, 2008, 2007 and 2006, we generated consolidated revenues of $9.2 billion, $3.2 billion and $0.9 billion, respectively, consolidated operating income of $813 million, $577 million and $151 million, respectively, and consolidated net income (loss) of $158 million and $131 million and $(11) million, respectively.

Recent Developments in 2009

•	We contributed our respective interests in various Nicaragua power companies to a common holding company, Nicaragua Energy Holdings. Currently, we own 57.67% and Centrans owns 42.33% of Nicaragua Energy Holdings, which indirectly owns 100% of Corinto and Tipitapa and a 22.05% interest in Amayo. Centrans was given a call option that may be exercised at any time prior to December 8, 2013 to increase its interest in Nicaragua Energy Holdings up to 50%.

•	The BOT agreement between Subic and National Power Corporation of the Philippines (“NCP”) expired on schedule and the plant was turned over to NCP.

•	We terminated our restructuring agreement with CIESA. Pursuant to this agreement, the debt that we held in CIESA was to be converted into equity of CIESA, subject to the receipt of various regulatory approvals prior to an agreed deadline. After extending this deadline twice, we terminated this agreement due to the fact that the requested approvals did not appear to be forthcoming. We subsequently we filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA, which process is ongoing. See — “Item 5 — Operating and Financial Review and Prospects — Legal Proceeding” for additional information.

•	We signed an agreement to purchase an additional 31% of Trakya. The closing of this transaction is subject to a number of conditions, including obtaining regulatory and third party consents. If these consents are obtained, we anticipate this transaction will be completed in mid 2009.

Legal Proceedings

Our businesses are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor and personal injury claims and suits in the normal course of business. Our management evaluates the merit of each claim and assesses the likely outcome. Based on management’s assessment and the advice of counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would have a material adverse effect on our financial position or results of operations. See Notes 4, 16 and 25 to our consolidated financial statements for more information on the status of our legal proceedings.

CIESA

In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole holder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition and in April 2009, we initiated bankruptcy proceedings against CIESA. We will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.

Elektro

Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of March 31, 2009, we have accrued approximately $13 million related to these cases, excluding those described below.

In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.

In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $202 million (based on the exchange rate as of March 31, 2009) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.

In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $25 million (based on the exchange rate as of March 31, 2009) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and we, therefore, cannot determine the amount of any potential loss at this time.

Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has accrued approximately $41 million as of March 31, 2009 and made a judicial deposit of approximately $17 million (based on the exchange rate as of March 31, 2009) related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.

San Felipe

In 1995, a demand for arbitration was filed against San Felipe in connection with San Felipe’s alleged breach of a settlement agreement arising from a nuisance dispute over San Felipe’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against San Felipe, upholding the award of approximately $11 million, including accrued interest. San Felipe appealed the ruling to the Dominican Republic Supreme Court and the Supreme Court issued its final ruling upholding the appeal court ruling. The Company had accrued $11 million for this claim. In April 2009, San Felipe reached a settlement with the plaintiff for an amount not materially in excess of this accrual and the settlement was paid in May 2009.

Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of March 31, 2009, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to $20 million at the exchange rates as of March 31, 2009) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $66 million as of March 31, 2009 with respect to the period from January 1998 through March 31, 2009 which management believes is adequate. In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.

DCL

DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Siemens identified the root cause of the problem to be a defect in the gas turbine that was not disclosed to us at the time we acquired our interest in DCL. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months of obtaining such loan.

On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL has issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing and a non-binding memorandum of understanding setting out a proposed restructuring plan was executed but documentation relating to this loan has not yet been finalized.

If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.

Critical Accounting Policies and Estimates

This “Operating and Financial Review and Prospects” is based upon AEI’s, consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Accounting policies are applied that management believes best reflect the underlying business and economic events, consistent with U.S. GAAP. The more critical accounting policies include those related to the basis of presentation, acquisition accounting, long-lived assets, valuation and impairment of goodwill and indefinite-lived intangibles, revenue recognition, recognition of regulatory assets and liabilities, accruals for income taxes, accruals for long-term employee benefit costs such as pension and other postretirement costs, foreign currency translation and measurement and contingencies. Inherent in such policies are certain key assumptions and estimates made by management. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates, which by their nature bear the risk of change related to the ability to accurately forecast a future event and its potential impact. Management periodically updates its estimates used in the preparation of the consolidated financial statements based on its latest assessment of the current and projected business and general economic environment. These critical accounting policies have been discussed with the Audit Committee of the Board of Directors. Significant accounting policies are summarized in Note 2 to the consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of all wholly-owned companies, majority-owned subsidiaries and controlled affiliates. Furthermore, we consolidate variable interest entities where it is determined to be the primary beneficiary. Investments in entities where we hold an ownership interest of at least 20%, and which we neither control nor are the primary beneficiary but for which we exercise significant influence, are accounted for under the equity method of accounting. Other investments, in which we own less than a 20% interest, unless we can clearly exercise significant influence over operating and financing policies, are recorded at cost. The consolidated financial statements are presented in accordance with U.S. GAAP.

Acquisition Accounting

The purchase method of accounting is used for accounting for acquired businesses which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires estimates and assumptions, in particular concerning the determination of the fair values of the acquired property, plant and equipment and intangible assets, as well as the liabilities assumed at the date of the acquisition. Additionally, the useful lives of the acquired property, plant and equipment and intangibles have to be determined. The judgments made in the context of purchase price allocation can materially impact future results of operations, as reported under U.S. GAAP. For example, if it were determined that the allocated fair value of the acquired property, plant and equipment were lower than the actual fair value by $100 million, goodwill would be higher by a corresponding after-tax amount, and depreciation expense would be reduced by approximately $5 million annually, based on an estimated average remaining useful asset life of approximately 19 years. Accordingly, for significant acquisitions, we utilize valuations based on information available at the acquisition date.

Significant judgments and assumptions made regarding the purchase price allocation for acquisitions include the following:

For acquired entities with regulated operations, primarily Elektro and Promigas, management determined the fair values which reflected the regulatory framework of the specific country in which the assets reside. For non-regulated facilities, which do not conform to a regulatory framework, management utilized appraisals, in part, to determine asset and liability fair values. These appraisals were typically based on either a depreciated replacement cost method to value property, plant and equipment or a discounted cash-flow analysis, to value, for example, long-term contracts, impairments of property plant and equipment and to determine enterprise value.

Appraisals using the depreciated replacement cost approach considered the replacement value taking into consideration market reports and technology, as well as, adjusting for an estimated remaining useful life considering new construction. These appraisals used an indirect cost approach considering replacement costs. These replacement costs were depreciated on a straight-line basis over the assets’ economic useful life according to an age analysis.

For power distribution and generation intangible assets associated with concession rights, the valuation is based on the expected future cash flows and earnings. This method employs a discounted cash flow analysis using the present value of the estimated cash flows expected to be generated from the contract using risk adjusted discount rates and revenue forecasts as appropriate. The period of expected cash flows was based on the term of the concession agreements taking into account regulatory stability and the ability to renew these agreements.

Long-Lived Assets

With respect to long-lived assets, key assumptions include the estimates of useful asset lives and the recoverability of carrying values of fixed assets and other intangible assets, as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as the relative pricing of wholesale electricity by region, the anticipated costs of fuel, changes in legal factors or in the business climate, including an adverse action or assessment by regulators, or a significant change in the market value, operation or profitability of an asset.

For long-lived assets, impairment would exist when the carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. For regulated assets, an impairment charge could be offset by the establishment of a regulatory asset, if rate recovery was probable. The best information available is used to estimate fair value of long-lived assets and more than one source may be used.

The estimated useful lives of long-lived assets range from three to 50 years. Depreciation and amortization expense of these assets under the straight-line method over their estimated useful lives totaled $268 million in 2008. If the useful lives of the assets were found to be shorter than originally estimated, depreciation and amortization charges would be accelerated over the revised useful life.

Goodwill and Indefinite Life Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested annually for impairment and whenever events or circumstances make it more likely than not that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a business unit. Determining whether an impairment has occurred requires valuation of the respective business unit, which is estimated using a discounted cash flow method based on actual operating results, future business plans, economic projections and market data. If this analysis indicates goodwill is impaired, measuring the impairment requires a fair value estimate of each identified tangible and intangible asset.

Revenue Recognition

Revenues are attributable to sales and other revenues associated with the transmission and distribution of power and natural gas; sales from the generation of power; and the wholesale and retail sale of gasoline and compressed natural gas, or CNG.

Revenues from the sale of energy are recognized in the period in which the energy is delivered. The calculation of revenues earned but not yet billed is based on the number of days not billed in the month, the estimated amount of energy delivered during those days and the estimated average price per customer class for that month. The revenues from the Power Generation segment are recorded in each period based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates. Additionally, when the underlying contract meets the requirements of a lease, the associated revenues are recognized over the term of the lease. In addition, some contracts contain decreasing rate schedules, which results in revenue being levelized and recognized based upon the energy delivered rather than on customer billings.

Power Distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Revenues that have been earned but not yet billed are accrued based upon the estimated amount of energy delivered during the unbilled period and the approved or contractual billing rates for each category of customer. Revenues received from other power distribution companies for use of the basic transmission and distribution network are recognized in the month that the network services are provided.

Revenue on net investments in direct financing leases is recognized over the term of the power purchase agreement based on a constant periodic rate of return. Contingent rentals are recognized as received. Further information on the accounting for direct financing leases can be found in Note 13 to the consolidated financial statements. All other revenues are recognized when products are delivered.

An allowance for doubtful accounts for estimated uncollectible accounts receivable is determined based on the length of time the receivables are past due, economic and political trends and conditions affecting customers, significant events, and historical experience. Established reserves have historically been sufficient, and are based on specific customer circumstances, historical experience and current knowledge of the related political and economic environments. The balance of AEI’s allowance for doubtful accounts totaled $69 million at December 31, 2008.

Regulatory Assets and Liabilities

Assets and liabilities that result from the regulator rate-making process are recorded that would not be recorded under U.S. GAAP for non-regulated entities. We capitalize incurred allowable costs as deferred regulatory assets if it is a probable that future revenue at least equal to the costs incurred will be billed and collected through approved rates. If future recovery of costs is not considered probable, the incurred cost is recognized as an expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings. Regulatory assets totaled $74 million and regulatory liabilities totaled $60 million at December 31, 2008.

Income Taxes

We operate through various subsidiaries in many countries throughout the world. Deferred tax assets and liabilities are recognized based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The need for a deferred tax asset valuation allowance is evaluated by assessing whether it is more likely than not that deferred tax assets will be realized in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

On January 1, 2007, we adopted the provisions of the FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes, or FIN 48. Pursuant to FIN 48, the tax benefit from an “uncertain tax position” is only recognized when it is more-likely-than-not that, based on the technical merits, the position will be sustained by taxing authorities or the courts. When a tax position meets the more-likely-than-not recognition threshold, the recognized tax benefit is measured as the largest amount of tax benefit having a greater than fifty percent likelihood of being sustained upon ultimate settlement with a taxing authority that has full knowledge of the relevant information.

AEI and certain subsidiaries are under examination by relevant taxing authorities for various tax years. The potential outcome of these examinations in each of the taxing jurisdictions is regularly addressed when determining the adequacy of the provision for income taxes. Tax reserves have been established, which management believes to be adequate in relation to the potential for additional assessments. In the preparation of the consolidated financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management’s judgment, accruals with respect to the ultimate outcome of such unresolved tax matters are adequate.

Pension and Other Postretirement Obligations

Through Elektro, two supplementary retirement and pension plans are sponsored for Elektro employees. Pension benefits are generally based on years of credited service, age of the participant and average earnings. The measurement of pension obligations, costs and liabilities depends on a variety of actuarial assumptions. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases, return on plan assets and demographic experience. These assumptions may have an effect on the amount and timing of future contributions. The plan actuary conducts an independent valuation of the fair value of pension plan assets.

The assumptions used in developing the required estimates include the discount rates, expected return on plan assets, retirement rates, inflation, salary growth and mortality rates. The effects of actual results differing from assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense in such future periods. A variance in the assumptions listed above could have an impact on the December 31, 2008 funded status. A one percentage point reduction in the assumed discount rates would increase AEI’s benefit obligation for pensions and other postretirement benefits by approximately $33 million, and would reduce our net income by approximately $3 million. Based on the market value of plan assets at December 31, 2008, a one percentage point decrease in the expected rate of return on plan assets assumption would decrease AEI’s net income by approximately $2 million.

In certain countries, including Panama, El Salvador and Colombia, local labor laws require us to pay severance indemnities to employees when their employment is terminated. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. The company accrues these benefits based on historical experience and third party evaluations.

Foreign Currency

We translate the financial statements of our international subsidiaries from their respective functional currencies into the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. Subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. The revenues and expenses of such subsidiaries are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.

We have determined that the functional currency for some subsidiaries is the U.S. dollar due to their operating, financing, and other contractual arrangements. For the periods presented, the Operating Companies that are considered to have their local currency as the functional currency are EDEN and Emgasud in Argentina; Tongda, BMG and Luoyang in China; Elektro in Brazil; DCL in Pakistan; ENS in Poland; Chilquinta in Chile; Luz del Sur in Peru; and certain operating companies of Promigas in Colombia.

Intercompany notes between subsidiaries that have different functional currencies result in the recognition of foreign currency exchange gains and losses unless we do not plan to settle or are unable to anticipate settlement in the foreseeable future. All balances eliminate upon consolidation.

Contingencies

Estimates of loss contingencies, with respect to legal, political and environmental issues, including estimates of legal defense costs when such costs are probable of being incurred and are reasonably estimable and related disclosures are updated when new information becomes available. Estimating probable losses requires an analysis of uncertainties that often depend upon judgments about potential actions by third parties, status of laws and regulations and the information available about conditions in the various countries. Accruals for loss contingencies are recorded based on an analysis of potential results, developed in consultation with outside counsel and consultants when appropriate. The range of potential liabilities could be significantly different than amounts currently accrued and disclosed, with the result that our financial condition and results of operations could be materially affected by changes in the assumptions or estimates related to these contingencies. Further information related to contingencies can be found in Note 25 to the consolidated financial statements.

Recent Accounting Policies

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 has been deferred for one year by the FASB. We adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on our consolidated statements of operations. We adopted the remaining requirements of SFAS No. 157 on January 1, 2009 and the adoption will impact the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. We adopted SFAS No. 159 on January 1, 2008 and have elected to not adopt the fair value option for any eligible assets nor liabilities.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted SFAS No. 141R on January 1, 2009 and will apply the provisions to any future business combinations.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We adopted SFAS No. 160 on January 1, 2009 and will incorporate the additional presentation and disclosures in our financial statements.

In November 2008, the FASB issued EITF Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF Issue No. 08-6”). EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. We adopted EITF Issue No. 08-6 on January 1, 2009 and will apply the provisions to any future equity method investments.

Although past transactions would have been accounted for differently under SFAS No. 141R, SFAS No. 160 and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 on January 1, 2009 and will include the required disclosures in our 2009 consolidated financial statements.

A.	Operating results

As discussed in “Item 4. Information on the Company — A. History and Development of the Company,” AEI was formed by a series of transactions that began with the contribution of Elektra shares to AEI in March 2006. Subsequently, in 2006, PEI was acquired from Enron Corp. and certain of its subsidiaries in two stages, accounted for as a purchase step acquisition, as follows:

•	Stage 1 (completed May 25, 2006) — AEIL acquired 24.26% of the voting capital and 49% of the economic interest in PEI.

•	Stage 2 (completed September 7, 2006) — AEIL acquired the remaining 75.74% of the voting capital and the remaining 51% economic interest.

In addition, during 2007 and 2008, we completed a series of acquisitions and divestitures (see Notes 1 and 3 to the consolidated financial statements).

As a result of these activities and circumstances, our historical consolidated financial statements are not directly comparable because:

•	the timing of AEI’s step acquisitions of PEI resulted in AEI accounting for PEI on an equity basis from May 25, 2006 to September 6, 2006 and on a consolidated basis thereafter; and

•	we completed additional acquisitions throughout 2007 and 2008.

Included below is a discussion comparing AEI’s 2008, 2007 and 2006 audited results.

Management reviews the results of operations using a variety of measurements including an analysis of the statement of operations, and more specifically, revenues, cost of sales and operating expenses and operating income line items. These measures are important factors in our performance analysis. In order to better understand the discussion of operating results, detail regarding certain line items has been provided below.

Revenues

•	Power Distribution revenues are derived primarily from contracts with retail customers in the residential, industrial and commercial sectors. These revenues are based on tariffs, reviewed by the applicable regulator on a periodic basis, and recognized upon delivery. In addition to a reasonable rate of return on regulatory assets and other amounts, tariffs include a pass-through of nearly all wholesale energy costs included in our Power Distribution cost of sales. Therefore, Power Distribution revenues are significantly impacted by wholesale energy costs. Upon each periodic regulatory review, tariffs are reset to the appropriate level, which might be higher or lower than the current level, to align the business’ revenue to the authorized pass-through of costs and the applicable return on the business asset base. Therefore, revenues for a specific business may vary substantially from one period to the next if there has been a tariff reset in between. EDEN expects its next tariff review to be sometime during 2009.

•	Power Generation revenues are generated from the sale of wholesale power under long-term contracts to large off-takers, which in many circumstances are state controlled entities. JPPC’s, Trakya’s and San Felipe’s contracts contain decreasing rate schedules, which results in revenues being deferred due to differences between the amounts billed to customers and the average revenue stream over the life of the contract. These contracts contemplate a future decrease from $27.33/kWh per month in 2008, declining annually through 2011 to $20.81/kWh per month, then declining to $12.63/kWh per month in 2012 through the end of the contract, in the case of JPPC; $3.16/kWh to $0.05/kWh starting 2010 in the case of Trakya; and from $16.69/kWh per month to $4.55/kWh per month starting 2011 in the case of San Felipe.

•	Natural Gas Transportation and Services revenues are primarily service fees received based on regulated rates set by a government controlled entity, and the capacity volume allocated for natural gas transportation in pipelines. Additional revenues are recognized for other natural gas related services, such as compression or liquefaction. As with the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs. Promigas and its regulated subsidiaries have a tariff review scheduled in 2009.

•	Natural Gas Distribution revenues are primarily generated from service fees received based on regulated rates, set by a government controlled entity, and the volume of natural gas sold to retail customers in the residential, industrial and commercial sectors. Similar to the Power Distribution segment, businesses in this segment are subject to periodic regulatory review of their tariffs. Promigas’ regulated subsidiaries have a tariff review scheduled in 2009.

•	Retail Fuel revenues represent primarily the distribution and retail sale of gasoline and CNG. Gasoline prices are normally regulated, whereas CNG prices are normally free of regulation, but tend to correlate with gasoline prices.

Cost of sales

Power Distribution cost of sales relates directly to the purchase of wholesale energy either under long term contracts or in the spot market. The Power Distribution businesses are permitted to pass on nearly all wholesale energy costs to the customers, although there may be a lag in time as this pass through takes place through the tariff process. Therefore, increases and decreases in Power Distribution cost of sales directly impact Power Distribution revenues. The Power Generation segment cost of sales consists primarily of purchases of natural gas and other fuels for generation. Natural Gas Distribution and Retail Fuel cost of sales represents the cost of wholesale purchasing of the natural gas and other fuels that are resold to the final customers. Generally, cost of sales are not recorded in the Natural Gas Transportation and Services businesses, except in TBS, which purchases natural gas in Bolivia for resale to EPE.

Operating expenses

Operating expenses include the following line items: operations, maintenance and general and administration expenses, depreciation and amortization, taxes other than income, other charges and (gain) loss on disposition of assets. Operations, maintenance and general and administration expenses include primarily direct labor, insurance, repairs and maintenance, utilities and other contracted expenses. These expenses are usually independent of the volumes of energy produced or distributed through the systems, but may fluctuate on a period to period basis. In the case of the principal executive offices, which are included as part of Headquarters/Other Eliminations, these expenses include the salaries and benefits of the personnel in that office as well as professional services contracted on behalf of the entire organization that do not pertain or relate to a particular business or group of businesses.

AEI Results of Operations

The results of operations and related EPS were as follows in the periods indicated:

	For the Years Ended December 31,
				Dollar Change	Dollar Change
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
	(Millions of dollars (U.S.) except per share data)

Revenues	$9,211	$3,216	$946	$5,995	$2,270
Costs of Sales	7,347	1,796	566	5,551	1,230
Operating expenses:
Operations, maintenance, and general and administrative expenses	894	630	193	264	437
Depreciation and amortization	268	217	59	51	158
Taxes other than income	43	43	7	—	36
Other charges	56	50	—	6	50
(Gain) loss on disposition of assets	(93)	(21)	7	(72)	(28)

Total operating expenses	1,168	919	266	249	653
Equity income from unconsolidated affiliates	117	76	37	41	39

Operating income	813	577	151	236	426
Other income (expense):
Interest income	88	110	71	(22)	39
Interest expense	(378)	(306)	(138)	(72)	(168)
Foreign currency transaction gain (loss), net	(56)	19	(5)	(75)	24
Loss on early retirement of debt	—	(33)	—	33	(33)
Other income (expense), net	9	(22)	7	31	(29)

Total other expense	(337)	(232)	(65)	(105)	(167)
Income before income taxes and minority interests	476	345	86	131	259
Provision for income taxes	(194)	(193)	(84)	(1)	(109)
Minority interests expense	(124)	(65)	(20)	(59)	(45)

Income (loss) from continuting operations	158	87	(18)	71	105
Income from discontinued operations	—	3	7	(3)	(4)
Gain from disposal of discontinued operations	—	41	—	(41)	41

Net income (loss)	$158	$131	$(11)	$27	$142

Basic and diluted earnings per share:
Income (loss) from continuing operations	$0.73	$0.42	$(0.09)	$0.31	$0.51
Discontinued operations	—	0.21	0.04	(0.21)	0.17

Net income (loss)	$0.73	$0.63	$(0.05)	$0.10	$0.68

The results of the following companies are reflected in the results of continuing operations in the periods indicated:

For the Year Ended December 31,
	2008	2007	2006

Power Distribution
Chilquinta	Equity Method	Equity Method(7)	—
Delsur	Consolidated	Consolidated(7)	—
EDEN	Consolidated	Consolidated(7)	—
Elektra	Consolidated	Consolidated	Consolidated
Elektro	Consolidated	Consolidated	Consolidated(1)
Luz del Sur	Equity Method	Equity Method(7)	—
Power Generation
BLM(2)	—	—	Consolidated(1)
Corinto	Consolidated	Consolidated(3)	Equity Method(1)
Cuiabá — EPE	Consolidated	Consolidated	Consolidated(1)
DCL	Consolidated(8)	—	—
ENS	Consolidated	Consolidated	Consolidated(1)
Emgasud	Equity Method(8)	—	—
Fenix	Consolidated(8)	—	—
Jaguar	Consolidated(8)	—	—
JPPC	Consolidated	Consolidated(7)	—
Luoyang	Consolidated(8)	—	—
PQP	Consolidated	Consolidated	Consolidated(1)
San Felipe	Consolidated	Consolidated	Consolidated(1)
Subic	Equity Method	Equity Method	Equity Method(1)
Tipitapa	Consolidated(8)	—	—
Trakya	Consolidated	Consolidated	Consolidated(1)
Natural Gas Transportation and Services
Accroven	Equity Method	Equity Method	Equity Method(1)
Centragas(5)	Equity Method	Equity Method	Equity Method(4)
Cuiabá — GOB/GOM/TBS	Consolidated	Consolidated	Consolidated(1)
GBS(5)	Consolidated	Consolidated	Equity Method(4)
GTB	Cost Method(6)	Equity Method	Equity Method(1)
Promigas	Consolidated	Consolidated	Equity Method(4)
PSI(5)	Consolidated	Consolidated	Equity Method(4)
TBG	Cost Method	Cost Method	Cost Method(1)
Transmetano(5)	Consolidated	Consolidated	Equity Method(4)
Transoccidente(5)	Consolidated	Consolidated	Equity Method(4)
Transoriente(5)	Equity Method	Equity Method	Equity Method(4)
Transredes	Cost Method(6)	Equity Method	Equity Method(1)
Natural Gas Distribution
BMG	Consolidated	Cost Method(7)	—
Cálidda	Consolidated	Consolidated(7)	—
Gases de Occidente(5)	Consolidated	Consolidated	Equity Method(4)
Gases del Caribe(5)	Equity Method	Equity Method	Equity Method(4)
Surtigas(5)	Consolidated	Consolidated	Equity Method(4)
Tongda	Consolidated	Consolidated(7)	—
Retail Fuel
Gazel(5)	Consolidated	Consolidated	Equity Method(4)
SIE(5)	Consolidated(9)	Equity Method	Equity Method(4)
Other
Promitel(5)	Consolidated	Consolidated	Equity Method(4)

(1)	Acquired in 2006 as part of the step acquisition of PEI.

(2)	AEI divested its interests in BLM on March 14, 2007.

(3)	In August and September 2007, through a series of transactions, AEI acquired an additional net 15% interest in Corinto and began consolidating Corinto’s results as of September 2007.

(4)	Acquired as part of the 2006 step acquisition of PEI. Promigas is reflected in AEI’s results under the equity method during 2006. A controlling interest in Promigas was purchased on December 27, 2006 and as a result, only its balance sheet is consolidated with AEI at December 31, 2006. These entities were accounted for under the equity method for the year ended December 31, 2006.

(5)	AEI ownership interest is held through its ownership in Promigas.

(6)	The Company’s ownership in Transredes, and therefore GTB, changed during June 2008 as explained further in Note 3 to the consolidated financial statements.

(7)	The Company’s initial interest was purchased during 2007.

(8)	The Company’s initial interest was purchased during 2008.

(9)	On January 2, 2008, Promigas contributed its ownership interests in Gazel to SIE in exchange for additional shares of SIE. As a result of this transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. See Note 3 to consolidated financial statements.

In some of the period-to-period comparisons contained in this section, reference is made to the “stand-alone” performance of our subsidiaries, which is their unaudited 12-month results and which is prepared in accordance with U.S. GAAP. This is intended to provide information on the performance of the underlying business, regardless of when it was acquired by AEI and whether the business is accounted for using the equity method or is consolidated.

On November 15, 2007, we completed the sale, through a holding company, of 98.16% of Vengas (constituting our entire interest in Vengas) for $73 million in cash. We recorded a gain of $41 million in the fourth quarter of 2007 for which no taxes were recorded due to certain exemptions under the holding company’s tax status. Vengas was previously presented as part of the retail fuel segment.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The following discussion compares AEI’s results of continuing operations for the year ended December 31, 2008 to the year ended December 31, 2007.

Revenues

The table below presents revenues of our consolidated subsidiaries by significant geographical location for the years ended December 31, 2008 and 2007. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located.

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Colombia	$3,926	$563
Brazil	1,503	1,406
Chile	1,311	—
Panama	808	389
Turkey	416	337
Guatemala	206	168
Dominican Republic	211	139
Ecuador	126	—
Argentina	122	52
China	104	8
Other	478	154

Total	$9,211	$3,216

The following table reflects revenues by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$2,217	$1,746
Power Generation	1,175	874
Natural Gas Transportation and Services	202	199
Natural Gas Distribution	584	352
Retail Fuel	5,137	160
Headquarters/Other/Eliminations	(104)	(115)

Total revenues	$9,211	$3,216

Revenues increased by $5,995 million to $9,211 million for the year ended December 31, 2008 compared to $3,216 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($4,959 million) during 2008, the acquisitions made during 2007 and 2008 ($407 million), and the increase in revenues at Elektro ($168 million), Elektra ($159 million), Promigas and its subsidiaries ($156 million), Trakya ($79 million) and San Felipe ($72 million) as described below, partially offset by the decrease in revenues at EPE ($52 million) and TBS ($20 million), and the sale of BLM ($31 million) as described below.

Power Distribution

Revenues from the Power Distribution segment increased by $471 million to $2,217 million for the year ended December 31, 2008 compared to $1,746 million for the year ended December 31, 2007. The increase was primarily due to the increased revenues at Elektro ($168 million) and Elektra ($159 million) and the acquisitions of Delsur ($68 million) and EDEN ($56 million) during 2007. The increased revenues at Elektro were primarily due to the appreciation of the Brazilian real relative to the U.S. dollar ($99 million), additional revenue recognition ($55 million) as a result of regulatory determinations made by ANEEL, and higher sales volumes ($33 million) as a result of an increased customer base, partially offset by a revenue decrease caused by 2007 tax credit on revenues ($11 million), lower prices ($3 million) as a result of a tariff adjustment that occurred in August 2007 and 2008, and lower additional charges ($3 million) related to excess demand of energy by industrial customers. The increase in revenues due to regulatory rulings was related to a tariff adjustment ($15 million) as a result of the 2007 tariff review performed by ANEEL in August 2008, transmission costs ($19 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL, and the modification of a regulation for low income customers, by ANEEL in July 2008, reversing the accrual previously recorded in 2007 ($21 million). The increased revenues at Elektra were primarily due to higher pricing ($146 million) as a result of the monthly and bi-annual tariff adjustments to the energy cost component of its customer tariff driven by higher fuel cost and increased usage ($11 million) resulting from an expanding customer base.

Power Generation

Revenues from the Power Generation segment increased by $301 million to $1,175 million for the year ended December 31, 2008 from $874 million for the year ended December 31, 2007. The increase was primarily due to additional revenues from the acquisition of interests in JPPC ($59 million), Corinto ($53 million), Luoyang ($30 million), Tipitapa ($29 million) and DCL ($5 million), and the increased revenues at Trakya ($79 million), San Felipe ($72 million), PQP ($38 million) and ENS ($25 million), partially offset by decreased revenues at EPE ($52 million) and a decrease of $31 million as a result of the sale of BLM in March 2007. Increased revenues at San Felipe and PQP were primarily due to higher fuel costs which were passed on to their customers and higher usage of plants’ capacity. Increased revenues at Trakya were primarily due to higher fuel costs which were passed on to its customers, partially offset by decreased generation volume as a result of major plant maintenance in the second quarter of 2008. Increased revenues at ENS were primarily due to the compensation of stranded costs and gas-related cost from the Polish government and the appreciation of the Polish Zloty relative to the U.S. dollar. Revenues at EPE decreased by $52 million as a result of gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of 2008.

Natural Gas Transportation and Services

Revenues from the Natural Gas Transportation and Services segment increased by $3 million to $202 million for the year ended December 31, 2008 compared to $199 million for the year ended December 31, 2007. The increase was primarily due to higher revenues generated at Promigas and its subsidiaries ($22 million) as a result of higher customer demand, increased tariff, new contracts obtained in 2008 and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007, partially offset by the decreased revenues at TBS ($20 million) as a result of gas curtailments that occurred during the last quarter of 2007 and continued through the end of 2008.

Natural Gas Distribution

Revenues from the Natural Gas Distribution segment increased by $232 million to $584 million for the year ended December 31, 2008 compared to $352 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($66 million), the acquisition of Cálidda in June 2007 ($41 million), and the increased revenues ($116 million) at Promigas’ subsidiaries as a result of higher distribution volumes due to higher customer demand, increased customer base and higher wellhead prices which were passed on to their customers.

Retail Fuel

Revenues from the Retail Fuel segment increased by $4,977 million to $5,137 million for the year ended December 31, 2008 compared to $160 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($4,959 million). The remaining increase was due to the increased revenues at Promigas’ subsidiary Gazel as a result of the increased cost of natural gas passed on to its customers and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.

Cost of Sales

The following table reflects cost of sales by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	(Millions of dollars U.S.)

Power Distribution	$1,374	$963
Power Generation	984	610
Natural Gas Transportation and Services	13	36
Natural Gas Distribution	386	224
Retail Fuel	4,697	90
Headquarters/Other/Eliminations	(107)	(127)

Total cost of sales	$7,347	$1,796

Cost of sales increased by $5,551 million to $7,347 million for the year ended December 31, 2008 compared to $1,796 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($4,611 million) during 2008, the acquisitions made during 2007 and 2008

($299 million), and the increase in cost of sales at Elektro ($159 million), Elektra ($154 million), San Felipe ($102 million), Trakya ($94 million), Promigas and its subsidiaries ($82 million) and PQP ($65 million) as described below, partially offset by the decrease in cost of sales at EPE ($25 million) and TBS ($19 million) and the sale of BLM ($26 million) as described below.

Power Distribution

Cost of sales for the Power Distribution segment increased by $411 million to $1,374 million for the year ended December 31, 2008 compared to $963 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Delsur ($49 million) and EDEN ($31 million) during the second quarter of 2007 and the increased cost of sales at Elektro ($159 million) and Elektra ($154 million). The increased cost of sales at Elektro was primarily due to an increase in the average price of purchased electricity as a result of the overall increase in energy prices ($85 million), the appreciation of the Brazilian real ($41 million) and an increase in volumes purchased ($3 million) as a result of higher sales volumes, and additional cost of sales recognition ($38 million) as a result of recent regulatory determinations made by ANEEL, partially offset by a tax credit of $8 million on cost of sales. The increase in cost of sales due to regulatory rulings was related to a tariff adjustment ($20 million) as a result of the 2007 tariff review performed by ANEEL in August 2008 and the transmission costs ($18 million) to be collected from the generators and passed through to transmission companies as a result of the determination made by ANEEL. The increased cost of sales at Elektra was a result of higher average price of purchased electricity ($146 million) due to increased fuel costs and an increase in volumes purchased ($8 million).

Power Generation

Cost of sales for the Power Generation segment increased by $374 million to $984 million for the year ended December 31, 2008 compared to $610 million for the year ended December 31, 2007. The increase was primarily due to the acquisition of interests in Corinto ($46 million), JPPC ($46 million), Luoyang ($36 million), Tipitapa ($24 million) and DCL ($2 million), and the increased cost of sales at San Felipe ($102 million), Trakya ($94 million) and PQP ($65 million), partially offset by the decreased cost of sales at EPE ($25 million) and the sale of BLM ($26 million) in March 2007. The increased cost of sales at San Felipe was primarily due to increased fuel prices and higher usage of plant capacity; the increased cost of sales at PQP was primarily due to the increased fuel prices and the increased purchase of electricity from spot market to fulfill its power purchase agreement; the increased cost of sales at Trakya was primarily due to increased fuel prices, partially offset by lower usage of plant capacity as a result of major plant maintenance performed in the second quarter of 2008; the decreased cost of sales at EPE was a result of gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of 2008.

Natural Gas Transportation and Services

Cost of sales for the Natural Gas Transportation and Services segment decreased by $23 million to $13 million for the year ended December 31, 2008 compared to $36 million for the year ended December 31, 2007. The decrease was primarily due to a decrease in cost of sales at TBS as a result of gas supply curtailments that occurred during the last quarter of 2007 and continued through the end of 2008.

Natural Gas Distribution

Cost of sales for the Natural Gas Distribution segment increased by $162 million to $386 million for the year ended December 31, 2008 compared to $224 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($39 million), the acquisition of Cálidda in June 2007 ($26 million), and the increased cost of sales ($91 million) at Promigas’ subsidiaries as a result of higher customer demand, market growth, higher natural gas wellhead prices and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.

Retail Fuel

Cost of sales for the Retail Fuel segment increased by $4,607 million to $4,697 million for the year ended December 31, 2008 compared to $90 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($4,611 million).

Operating Expenses

Operations, Maintenance and General and Administrative Expenses

The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$323	$241
Power Generation	123	118
Natural Gas Transportation and Services	62	57
Natural Gas Distribution	82	49
Retail Fuel	215	33
Headquarters/Other/Eliminations	89	132

Total operations, maintenance and general and administrative expenses	$894	$630

Operations, maintenance and general and administrative expenses increased by $264 million to $894 million for the year ended December 31, 2008 compared to $630 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE during 2008 ($173 million), the acquisitions made during 2007 and 2008 ($71 million), and the increased operations, maintenance and general and administrative expenses at Elektro ($48 million) as described below, partially offset by the decreased operations, maintenance and general and administrative expenses at EPE ($15 million) due to reduced generation activity as a result of curtailment of gas supply and headquarters ($46 million) as a result of decreased professional services fees and decreased stock compensation expenses related to the 2004 stock and long term incentive plans that fully vested in 2007.

Power Distribution

Operations, maintenance and general and administrative expenses for the Power Distribution segment increased by $82 million to $323 million for the year ended December 31, 2008 compared to $241 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of EDEN ($17 million) and Delsur ($9 million) during the second quarter of 2007 and the increased operations, maintenance and general and administrative expenses at Elektro ($48 million). The increase in these expenses at Elektro was primarily due to increased contingency expenses ($18 million) related to tax contingency and civil claims contingency (see Note 25 to the consolidated financial statements), the appreciation of the Brazilian real relative to the U.S. dollar ($19 million), and increased payroll expenses ($5 million) as a result of the annual union agreement effective in June 2008.

Power Generation

Operations, maintenance and general and administrative expenses for the Power Generation segment increased by $5 million to $123 million for the year ended December 31, 2008 compared to $118 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of JPPC, Luoyang, Corinto, Tipitapa, Fenix, Jaguar and DCL ($26 million total), partially offset by the decreased operations, maintenance and general and administrative expenses at EPE ($15 million) and San Felipe ($7 million) and the sale of BLM ($2 million) in March 2007. These expenses at EPE decreased by $15 million due primarily to gas curtailments that the plant experienced during the last quarter of 2007 that continued through the end of

2008; these expenses at San Felipe decreased by $7 million due primarily to lower maintenance expenses in 2008.

Natural Gas Transportation and Services

Operations, maintenance and general and administrative expenses for the Natural Gas Transportation and Services segment increased by $5 million to $62 million for the year ended December 31, 2008 compared to $57 million for the year ended December 31, 2007. The increase was primarily due to the increased operations, maintenance and general and administrative expenses at Promigas as a result of higher pipeline maintenance expenses and the appreciation of the Colombian peso relative to the U.S. dollar for the year ended December 31, 2008 compared to the same period of 2007.

Natural Gas Distribution

Operations, maintenance and general and administrative expenses for the Natural Gas Distribution segment increased by $33 million to $82 million for the year ended December 31, 2008 compared to $49 million for the year ended December 31, 2007. The increase was primarily due to the acquisitions of Tongda in August 2007 and BMG in January 2008 ($13 million), the acquisition of Cálidda ($6 million) in June 2007, and the increased operations, maintenance and general and administrative expenses at Promigas’ subsidiaries ($13 million) as a result of higher advertising expenses and higher operating expenses and payroll expenses due to higher customer demand and expanded customer base.

Retail Fuel

Operations, maintenance and general and administrative expenses for the Retail Fuel segment increased by $182 million to $215 million for the year ended December 31, 2008 compared to $33 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE in 2008 ($173 million) and the increased operations, maintenance and general and administrative expenses at Promigas’ subsidiary Gazel ($9 million) as a result of an increased number of retail fuel service stations.

Depreciation and Amortization

The following table reflects depreciation and amortization expense by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$138	$139
Power Generation	24	42
Natural Gas Transportation and Services	21	20
Natural Gas Distribution	18	8
Retail Fuel	61	3
Headquarters/Other	6	5

Total depreciation and amortization expenses	$268	$217

Total depreciation and amortization expenses increased by $51 million to $268 million for the year ended December 31, 2008 compared to $217 million for the year ended December 31, 2007. The increase was primarily due to the consolidation of SIE ($46 million), the acquisitions made during 2007 and 2008 ($24 million), and the increased depreciation and amortization expense at Promigas’ subsidiary Gazel ($12 million) as a result of an increased number of retail fuel service stations, partially offset by an increase in amortization to income at San Felipe ($15 million) due to the unfavorable power purchase agreement which is amortized based on the generated volumes produced by the plant, an increase in amortization to income at Elektro ($5 million) due to the amortization of special obligation authorized by ANEEL since September 2007

(see Note 17 to the consolidated financial statements), a decrease in amortization expenses at ENS ($8 million) due to the voluntary termination of its long term power purchase agreement which was accounted for as amortizable intangibles, and the sale of BLM in March 2007 ($1 million).

Other Charges

During the year ended December 31, 2008 and 2007, AEI recorded other charges totaling $56 million and $50 million, respectively. As a result of the current arbitration on EPE power purchase agreement and the continuing lack of gas supply contract for the EPE plant, in the third quarter of 2008, the Company recorded an additional charge totaling $44 million. During the fourth quarter of 2008, the Company recorded a $12 million impairment of its $16 million cost method investment in SES. See Note 4 to the consolidated financial statements. The charge in 2007 relates exclusively to the EPE arbitration.

(Gain) Loss on Disposition of Assets

During the year ended December 31, 2008 and 2007, AEI recorded net gains on disposition of assets totaling $93 million and $21 million, respectively. During 2008, AEI recognized a gain of $68 million on the sale of 46% of Gazel to minority shareholders of SIE when exchanged for the additional interest in SIE and a gain of $57 million on the nationalization of Transredes, which was partially offset by a loss of $14 million on the sale of debt securities of Gas Argentina S.A and a loss of $18 million on the sale of operating equipment. See Notes 3, 5, 11, and 13 to the consolidated financial statements. During 2007, AEI recognized a gain of $21 million on the sale of the 51% interest in BLM in March 2007.

Equity Income from Unconsolidated Affiliates

The following table reflects equity income from unconsolidated affiliates by segment:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$68	$2
Power Generation	12	11
Natural Gas Transportation and Services	27	39
Natural Gas Distribution	11	13
Retail Fuel	1	11
Headquarters/Other/Eliminations	(2)	—

Total equity income from unconsolidated affiliates	$117	$76

Equity income from unconsolidated affiliates increased by $41 million to $117 million for the year ended December 31, 2008 compared to $76 million for the year ended December 31, 2007. The increase was primarily due to the increased equity income of $66 million in power distribution segment as a result of the investments in Chilquinta and Luz del Sur acquired in the fourth quarter of 2007, partially offset by the decreased equity income of $12 million in natural gas transportation and services segment primarily caused by the nationalization of Transredes and the decreased equity income of $10 million in retail fuel segment primarily caused by the consolidation of SIE which was an equity investment in 2007.

Operating Income

As a result of the factors discussed above, AEI’s operating income for the year ended December 31, 2008 increased by $236 million to $813 million compared to $577 million for the year ended December 31, 2007. The following table reflects the contribution of each segment to operating income in both periods:

	For the Years
	Ended
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Power Distribution	$427	$373
Power Generation	15	77
Natural Gas Transportation and Services	128	128
Natural Gas Distribution	104	85
Retail Fuel	218	49
Headquarters/Other/Eliminations	(79)	(135)

Total operating income	$813	$577

Interest Income

Interest income decreased by $22 million to $88 million for the year ended December 31, 2008 compared to $110 million for the year ended December 31, 2007. Of the interest income earned during 2008 and 2007, 51% and 53%, respectively was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The decrease at Elektro, as well as the overall decrease, was primarily due to a lower level of cash invested.

Interest Expense

Interest expense increased by $72 million to $378 million for the year ended December 31, 2008 compared to $306 million for the year ended December 31, 2007. The increase was primarily due to the additional interest expense at the operating companies as a result of acquisitions made during the year of 2007 and 2008 ($34 million), the consolidation of SIE ($46 million), partially offset by the decreased interest expense at the parent level. Interest expense at the parent level decreased by $8 million to $135 million due primarily to lower interest rates, partially offset by higher borrowings to finance acquisitions.

Foreign Currency Transaction Gain (Loss), Net

Total foreign currency transaction losses were $56 million for the year ended December 31, 2008 compared to foreign currency transaction gains of $19 million for the year ended December 31, 2007. During 2008, foreign currency transaction losses of $31 million were primarily associated with the effects of the devaluation of the Colombian peso relative to the U.S. dollar on a $250 million U.S. dollar denominated debt instrument held by one of Promigas’ subsidiaries; foreign currency transaction losses of $17 million at EPE were primarily due to the devaluation of a portion of the lease investments as a result of the devaluation of the Brazilian real relative to the U.S. dollar; and foreign currency transaction losses of $8 million at Trakya were primarily due to the devaluation of Turkish lira denominated assets as a result of the devaluation of Turkish lira relative to the U.S. dollar for the year ended December 31, 2008. During 2007, foreign currency transaction gains of $21 million at EPE were primarily associated with lease investment receivable and customer receivable balances denominated in Brazilian real.

Loss on Early Retirement of Debt

Loss on early retirement of debt was $33 million for the year ended December 31, 2007 as a result of the refinancing of the senior credit facility, including additional revolving credit facilities, and the redemption of payment in kind, or PIK Notes, at the parent level.

Other Income (Expense), net

Other income of $9 million were recognized for the year ended December 31, 2008 compared to other expenses of $22 million for the year ended December 31, 2007. During 2008, other income of $9 million included dividend income of $3 million from TBG. The $22 million of other expense recognized in 2007 included a loss of $14 million associated with foreign currency derivative transactions at Parent level.

Provision for Income Taxes

AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. The provision for income taxes for the year ended December 31, 2008 and 2007 was $194 million and $193 million, respectively. The estimated effective income tax rate for the year ended December 31, 2008 and 2007 was 41% and 56%, respectively, which was higher than the statutory rate primarily due to losses generated by the Company in its Cayman Island and other holding companies jurisdictions for which no tax benefit has been provided. For the year ended December 31, 2008, the impact on the effective tax rate of the write-down related to EPE and SES, which are not benefited for tax purposes, was offset by the non-taxable nature of the SIE and Transredes gains.

Minority Interests

Minority interests expense increased by $59 million to $124 million for the year ended December 31, 2008 compared to $65 million for the year ended December 31, 2007. The increase was primarily due to higher income before taxes and the impact of the minority interests share ($55 million) of the Promigas gain on its sale of 46% of Gazel to minority shareholders of SIE. Minority interests expense in 2008 does not include $13 million of losses at Luoyang otherwise attributable to the minority shareholder that are required to be recognized by AEI. Recognition of the losses by the minority interest shareholder would have resulted in a negative minority interest balance.

Net Income

As a result of the factors discussed above, net income for the year ended December 31, 2008 was $158 million compared to net income of $131 million for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

The following discussion compares AEI’s results of continuing operations for the year ended December 31, 2007 to the year ended December 31, 2006.

Revenues

The table below presents revenues of our consolidated subsidiaries by significant geographical location for the years ended December 31, 2007 and 2006. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Intercompany revenues between countries have been eliminated in Other.

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Colombia	$563	$—
Brazil	1,406	390
Panama	389	371
Turkey	337	116
Guatemala	168	48
Dominican Republic	139	145
Argentina	52	—
China	8	—
Other	154	(124)

Total	$3,216	$946

The following table reflects revenues by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$1,746	$685
Power Generation	874	278
Natural Gas Transportation and Services	199	24
Natural Gas Distribution	352	—
Retail Fuel	160	—
Headquarters/Other/Eliminations	(115)	(41)

Total revenues	$3,216	$946

Revenues for the year ended December 31, 2007 increased $2,270 million to $3,216 million in 2007 from $946 million in 2006, primarily as a result of the consolidation of PEI for the full year during 2007.

Power Distribution

Revenues from the Power Distribution segment increased $1,061 million to $1,746 million for the year ended December 31, 2007 from $685 million for the 2006 period. Of the increase, $735 million is due to the fact that Elektro, our largest power distribution business, was consolidated for the entirety of 2007, versus only four months in 2006. On a stand-alone basis, revenues at Elektro increased by $159 million in 2007 of which $128 million was due to the appreciation of the Brazilian real relative to the U.S. dollar. The remaining increase was the result of higher tariffs during the first eight months of 2007 as compared to the first eight months of 2006 as well as higher sales volumes at Elektro, partially offset by the impact of a 17.2% tariff reduction that occurred in August 2007. The tariff reduction caused an estimated decline of approximately $52 million in revenues over the remainder of the year, as compared to estimated revenues assuming a constant tariff rate throughout 2007. AEI’s consolidated Power Distribution revenues were further increased by

$97 million and $52 million as a result of the inclusion of the results of Delsur and EDEN, respectively, which acquisitions were completed during May and June 2007.

Power Generation

Revenues from the Power Generation segment increased $596 million to $874 million for the year ended December 31, 2007 from $278 million for the 2006 period. Power Generation revenues increased by $640 million as a result of the full year consolidation of PEI in 2007, which was offset by a decline of $77 million caused by the sale of BLM in March 2007. Our Power Generation subsidiaries with the largest stand-alone changes in revenue were PQP and EPE. In 2007, stand-alone revenues at PQP increased by $23 million as compared to 2006. This increase was primarily the result of a 14% volume increase in merchant sales ($8 million) and a 12% increase in PQP’s average merchant price ($8 million). Revenues at EPE, on a stand-alone basis, declined by $19 million in 2007. The decrease was a result of gas curtailments that the plant experienced during the second half of 2007. Our availability within the segment was comparable in 2007 and 2006.

Natural Gas Transportation and Services

Revenues from the Natural Gas Transportation and Services segment increased $175 million to $199 million for the year ended December 31, 2007 from $24 million in the prior year. In 2007, the results of Promigas and certain of its subsidiaries were consolidated, which resulted in an increase of $124 million in revenues in comparison to 2006. Promigas’ revenues on a stand-alone basis in this segment increased $14 million during 2007 compared to 2006. In addition to the impact of the consolidation of Promigas, 2007 revenues increased by $53 million in comparison to 2006 as a result of the full-year consolidation of PEI.

Natural Gas Distribution

The businesses in the Natural Gas Distribution segment were not consolidated during 2006. The $352 million in revenues in this segment during the year ended December 31, 2007 correspond primarily to subsidiaries of Promigas, including Gases de Occidente and Surtigas. On a stand-alone basis, revenues from Gases de Occidente increased $45 million in 2007 compared to 2006. This increase was due to the pass-through of a 10% increase in both natural gas prices and volumes purchased, as well as an increase in tariffs charged to non-regulated customers of 11% and on tariffs for natural gas for vehicles of 28%. Stand-alone revenues from Surtigas increased $36 million in 2007 compared to 2006. The increase resulted from a 20% volume increase in gas marketed to local distribution companies. Additional Natural Gas Distribution revenues of $37 million and $8 million were generated by Cálidda and Tongda, which were acquired during June and August 2007, respectively.

Retail Fuel

The businesses in the Retail Fuel segment were not consolidated during 2006. The Retail Fuel segment revenues for the year ended December 31, 2007, amounting to $160 million, include revenue generated by Promigas’ subsidiary Gazel. Gazel’s revenues on a stand-alone basis increased in 2007, primarily due to a 16% increase in average sales prices, as well as sales volume growth of 10% from new service stations and an appreciation of the Colombian peso relative to the U.S. dollar of 12% during 2007.

Cost of Sales

The following table reflects cost of sales by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$963	$410
Power Generation	610	193
Natural Gas Transportation and Services	36	4
Natural Gas Distribution	224	—
Retail Fuel	90	—
Headquarters/Other/Eliminations	(127)	(41)

Total cost of sales	$1,796	$566

Cost of sales increased by $1,230 million to $1,796 million for the year ended December 31, 2007 compared to $566 million for the year ended December 31, 2006.

Power Distribution

Cost of sales for the Power Distribution segment increased $553 million to $963 million for the year ended December 31, 2007 from $410 million for the year ended December 31, 2006. During the 2007 period, our cost of sales, which primarily represents Elektro’s purchases of energy and capacity from generation companies, increased by $358 million as a result of the impact of full-year consolidation in 2007. Elektro’s stand-alone cost of sales increased $86 million, primarily due to a 20.8% increase in the average price of purchased electricity as a result of the appreciation of the Brazilian real, as well as overall increases in energy prices. Power Distribution cost of sales also increased in 2007 by $63 million and $27 million as a result of the acquisitions of Delsur and EDEN, respectively.

Power Generation

For the year ended December 31, 2007, cost of sales for the Power Generation segment increased $417 million to $610 million from $193 million in the prior year. Cost of sales for the Power Generation businesses primarily consists of fuel purchases and transmission charges. Power Generation cost of sales increased by $432 million related to the full-year consolidation of PEI during 2007, which was partially offset by a decline of $61 million resulting from the sale of BLM in March 2007. Our Power Generation subsidiaries with the largest stand-alone changes in cost of sales were PQP and San Felipe. Stand-alone cost of sales at PQP increased $15 million in 2007. This increase was primarily a result of a 42% increase in fuel volumes used to service the plant’s increased generation ($16 million), as well as a 12% increase in average fuel prices ($6 million). Cost of sales at San Felipe decreased by $13 million in 2007 as compared to 2006 on a stand-alone basis. This was due to decreased fuel consumption during 2007 due to outages associated with non-routine repairs experienced during the year, partially offset by higher average cost of fuel.

Natural Gas Transportation and Services

For the year ended December 31, 2007, the Natural Gas Transportation and Services segment incurred cost of sales of $36 million, as compared to $4 million in the 2006 period. In 2006, cost of sales was attributable entirely to TBS. The $36 million in 2007 cost of sales for the Natural Gas Transportation and Services segment is primarily related to TBS, whose contribution to consolidated cost of sales increased by $12 million as a result of the full-year consolidation in 2007 and whose stand-alone cost of sales increased by a further $11 million in 2007 as compared to 2006. The Promigas pipeline, whose results were recorded as equity income in 2006, contributed $9 million to cost of sales in 2007.

Natural Gas Distribution

The businesses in the Natural Gas Distribution segment were not consolidated during 2006. The $224 million in cost of sales for this segment during the year ended December 31, 2007 correspond primarily to subsidiaries of Promigas, including Surtigas and Gases de Occidente. On a stand-alone basis, cost of sales at Surtigas increased $10 million in 2007 as compared to 2006. This was due to a 20% volume increase in gas marketed to LDC’s. Additional expenses of $23 million and $7 million were contributed by Cálidda and Tongda, respectively, which were acquired during 2007.

Retail Fuel

The businesses in the Retail Fuel segment were not consolidated during 2006. The Retail Fuel segment cost of sales for the year ended December 31, 2007 represent natural gas purchases made by the Promigas subsidiary Gazel, which increased by $20 million on a stand-alone basis as a result of increased gas purchases to meet higher sales volumes, as well as a 10% increase in average gas prices.

Operating Expenses

Operations, Maintenance and General and Administrative Expenses

The following table reflects operations, maintenance and general and administrative expenses by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$241	$91
Power Generation	118	37
Natural Gas Transportation and Services	57	6
Natural Gas Distribution	49	—
Retail Fuel	33	—
Headquarters/Other/Eliminations	132	59

Total operations, maintenance and general and administrative expenses	$630	$193

Operations, maintenance and general and administrative expenses increased $437 million to $630 million from $193 million in 2006. The increase is primarily the result of the consolidation of PEI for the full year in 2007 and the consolidation of Promigas in 2007.

For 2007, operations, maintenance and general and administrative expenses in the Power Distribution segment increased $150 million to $241 million from $91 million in 2006. Of this increase $109 million was due to Elektro’s results being consolidated for the entirety of 2007. Elektro’s operations, maintenance and general and administrative expenses include principally repair and maintenance, labor, administrative and other expenses and provisions for doubtful accounts and were comparable from 2007 to 2006. Additional operations, maintenance and general and administrative expenses totaling $16 million and $15 million were contributed in 2007 by Delsur and EDEN, respectively, which were acquired during 2007.

For the year ended December 31, 2007, total operations, maintenance and general and administrative expenses of the Power Generation segment increased $81 million to $118 million from $37 million in the prior year. Of this increase, $51 million was related to the full-year consolidation of PEI during 2007. Our Power Generation subsidiaries with the largest stand-alone total operations, maintenance and general administrative expenses were Trakya and EPE. On a stand-alone basis, operations, maintenance and general and administrative expenses increased $17 million at Trakya due to certain year-end purchases of replacement equipment and parts made in 2007 in preparation for a major maintenance cycle scheduled for 2008, while they increased $14 million at EPE due to maintenance performed during the first quarter of 2007.

During 2007, the Natural Gas Transportation and Services segment recorded $57 million in operations, maintenance and general and administrative expenses, as compared to $6 million in 2006. Of the $51 million increase, $44 million is related to the consolidation of Promigas and certain of its subsidiaries, which were recorded as equity-method investments during 2006. On a stand-alone basis, operations, maintenance and general and administrative expenses at Promigas were comparable in 2007 and 2006.

We did not consolidate any of the businesses in the Natural Gas Distribution segment during 2006. The $49 million in operations, maintenance and general and administrative expenses incurred in this segment during 2007 correspond primarily to subsidiaries of Promigas, including Gases de Occidente and Surtigas. On a stand-alone basis, operations, maintenance and general and administrative expenses at Gases de Occidente increased $16 million in 2007 as compared to 2006. This increase was due to increased collection commissions associated with changes in its sale policies, as well as increased marketing costs. Stand-alone operations, maintenance and general and administrative expenses at Surtigas increased $10 million due to the addition of a non-banking finance business and related personnel, as well as increased marketing expenses. Additional expenses were contributed by Cálidda and Tongda, which were acquired during 2007.

We did not consolidate any of the businesses in the Retail Fuel segment during 2006. The Retail Fuel segment operations, maintenance and general and administrative expenses for the year ended December 31, 2007, amounting to $33 million, include expenses incurred by the Promigas subsidiary Gazel.

Headquarters’ operations, maintenance and general and administrative expenses, which totaled $132 million in 2007, increased by $73 million during the year from $59 million in 2006. The full-year consolidation of PEI during 2007 contributed $42 million to the increase. In addition, in 2007 we recognized approximately $12 million in previously-capitalized development costs related to the cancelled acquisition of Shell’s interest in certain joint venture businesses in Bolivia, along with approximately $13 million in costs associated with a proposed securities offering that did not occur during the year.

Depreciation and Amortization

The following table reflects depreciation and amortization expense by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$139	$47
Power Generation	42	9
Natural Gas Transportation and Services	20	2
Natural Gas Distribution	8	—
Retail Fuel	3	1
Headquarters/Other	5	—

Total depreciation and amortization expenses	$217	$59

Total depreciation and amortization expenses increased $158 million for the year ended December 31, 2007 as compared to the 2006 period. This increase is primarily related to the full-year consolidation of PEI ($77 million) and Promigas ($26 million) results during 2007, as well as new acquisitions completed during the year.

Taxes other than Income

Total taxes other than income amounted to $43 million for 2007, compared to $7 million in taxes other than income for 2006. The increase is primarily due to the fact that PEI was consolidated for the whole year of 2007, compared to only four months of 2006.

Other Charges

During 2007, AEI recorded an allowance charge of $50 million against its lease investment receivable balance associated with the EPE power purchase agreement. On October 1, 2007, we received a notice from EPE’s sole customer, Furnas, purporting to terminate its agreement with EPE as a result of the current lack of gas supply from Bolivia. EPE contested Furnas’ position and is vigorously opposing Furnas’ efforts to terminate the agreement. The discussions are currently in arbitration. EPE determined that it was probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Accordingly, the allowance was recorded against the total minimum lease receivable.

(Gain) Loss on Disposition of Assets

During the year ended December 31, 2007, AEI recorded net gains on disposition of assets totaling $21 million. Of this amount, $21 million is attributable to the sale of our 51.00% interest in BLM to Suez Energy Luxembourg in March 2007, and $10 million is associated with the sale of a 0.75% interest in Promigas in December 2007. These gains were partially offset by $10 million of losses recognized by Elektro during 2007, which were recorded in connection with the repair or disposal of damaged equipment as required by the regulator. On a stand-alone basis, the Elektro losses in 2007 are comparable to those incurred in 2006.

Equity Income from Unconsolidated Affiliates

The following table reflects equity income from unconsolidated affiliates by segment:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$2	$26
Power Generation	11	21
Natural Gas Transportation and Services	39	10
Natural Gas Distribution	13	—
Retail Fuel	11	4
Headquarters/Other/Eliminations	—	(24)

Total equity income from unconsolidated affiliates	$76	$37

Equity income from unconsolidated affiliates increased $39 million during the year ended December 31, 2007 to $76 million from $37 million in the prior year. Equity income from unconsolidated affiliates in 2006 included the results of PEI from May 25 to September 6, 2006. Subsequent to that date, the results of PEI were consolidated. During 2007, equity income reported for the power distribution and power generation segments declined by $24 million and $10 million, respectively. The decline was due to the consolidation of most of the PEI businesses for all of 2007 (as compared to four months in 2006), therefore not contributing to equity income in 2007. In natural gas transportation and services, natural gas distribution and retail fuel segments, equity income increased due to the purchase of additional ownership percentage (42.98%) of Promigas in December 2006.

Operating Income

As a result of the factors discussed above, AEI’s operating income for the year ended December 31, 2007 increased by $426 million to $577 million, from $151 million in the 2006 period. The following table reflects the contribution of each segment to operating income in both periods:

	For the Years
	Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Power Distribution	$373	$151
Power Generation	77	60
Natural Gas Transportation and Services	128	21
Natural Gas Distribution	85	—
Retail Fuel	49	3
Headquarters/Other/Eliminations	(135)	(84)

Total operating income	$577	$151

Interest Income

Interest income for the year ended December 31, 2007 increased by $39 million, to $110 million from $71 million in 2006. Of the interest income earned during 2007, 53% was related to Elektro, whose interest income is primarily related to short-term investments and interest on amounts owed by delinquent or financed customers. The increase is primarily due to the fact that Elektro was consolidated for all of 2007 compared to only four months in 2006. On a stand-alone basis, Elektro’s interest income decreased in 2007 due to lower monetary indexation income, which is a form of interest earned on its net balance of regulatory assets and liabilities, which amortize over time. Interest income earned by the Headquarters/Other segment decreased $26 million during 2007 as 2006 includes $26 million of interest income earned by AEIL on a loan to PEI, which was recorded during the period for which PEI was treated as an equity method investment.

Interest Expense

Interest expense increased by $168 million in 2007 to $306 million from $138 million in 2006. Most of the increase is due to the full-year consolidation of PEI in 2007 versus four months in 2006. In addition, interest expense at the parent level increased from $97 million in 2006 to $143 million in 2007. The 2006 expenses were primarily incurred by AEIL as part of the PEI acquisition financing, whereas the 2007 expenses were primarily associated with servicing the $1 billion senior credit facility and $300 million 10% Subordinated PIK Notes due May 25, 2018.

Foreign Currency Transaction Gain (Loss), Net

Total foreign currency transaction gains amounted to $19 million for the year ended December 31, 2007. Of this amount, $21 million is related to foreign currency transaction gains relating to EPE, primarily associated with a lease investment receivable balance and customer receivable balances that were denominated in Brazilian real. Total foreign currency transaction losses in 2006 amounted to $5 million.

Loss on Early Retirement of Debt

Loss on early retirement of debt was $33 million for the year ended December 31, 2007 as a result of the refinancing of the senior credit facility, including additional revolving credit facilities, and the redemption of payment in kind, or PIK Notes, at the parent level.

Other Income (Expense), Net

Other expenses of $22 million were recognized in 2007 included a loss of $14 million associated with hedging of real for Elektro’s dividends. Other income was $7 million in 2006 and included gains from various insurance settlements, partially offset by a litigation reserve at San Felipe.

Provision for Income Taxes

AEI is a Cayman Islands company, and there is no corporate income tax in the Cayman Islands. Provisions for taxes have been made based on the tax laws and rates of the countries in which operations are conducted and income is earned. The 2007 effective tax rate on continuing operations was 56.0% in comparison to 97.6% in 2006. The 2006 effective tax rate takes into account losses of $88 million which do not generate a tax benefit due to the 0% statutory tax rate in the Cayman Islands, and an increase in valuation allowances of $29 million which resulted for the most part from changes in tax laws.

Minority Interests

The 2007 minority interests expense of $65 million increased $45 million as compared to $20 million in minority interests expense recognized in the prior year primarily due to the full-year consolidation of PEI and Promigas during 2007, each of which contains certain subsidiary businesses with minority shareholders for whom minority interest is now recorded in the AEI consolidated financial statements.

Discontinued Operations

On November 15, 2007, the interest in Vengas was divested, and as such, AEI reported the operating results of Vengas as discontinued operations for 2006 and 2007.

Net Income

As a result of the factors discussed above, we recorded a net income of $131 million in 2007, compared to a net loss of $11 million in 2006.

B.	Liquidity and Capital Resources

Overview

We are a holding company that conducts all of our operations through subsidiaries. We finance our activities through a combination of senior debt, subordinated debt and equity at the AEI level and non-recourse and recourse debt at the subsidiary level. We have used non-recourse debt at the subsidiary level to fund a significant portion of the capital expenditures and investments required to construct and acquire our electricity, fuels and natural gas distribution and transportation companies and power plants. Most of our financing at the subsidiary level is non-recourse to our other subsidiaries, our affiliates and us, as parent company, and is generally secured on a case-by-case basis by a combination of the capital stock, physical assets, contracts and cash flow of the related subsidiary or affiliate. The terms of the subsidiaries’ long-term debt include certain financial and non-financial covenants that are limited to the subsidiaries that incurred that debt. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless covenants and financial ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. We have also raised local currency denominated debt, to match the cash flow of each business.

In addition, we, as the parent company, provide a portion, or in some instances all, of the remaining long-term financing or credit to fund development, construction or acquisition. These investments generally take the form of equity investments or shareholder loans, which are subordinated to non-recourse loans at the project level. In addition, for greenfield construction projects, we may provide funding, credit, obtain financing at the subsidiary level or enter into agreements with additional equity investors in the projects.

At December 31, 2008, we had $1,783 million of recourse debt and $2,179 million of non-recourse debt outstanding. For more information on our long-term debt, see Note 15 to the consolidated financial statements.

We intend to continue to seek, where possible, non-recourse debt financing in connection with the assets or businesses that we or our subsidiaries and affiliates may develop, construct or acquire. However, depending on market conditions and the unique characteristics of individual businesses, non-recourse debt may not be available on economically attractive terms. If we decide not to provide any additional funding or credit support to a subsidiary and that subsidiary is unable to obtain additional non-recourse debt, such subsidiary may become insolvent and we may lose our investment in such subsidiary.

As a result of our below-investment grade rating, counterparties may be unwilling to accept our general unsecured commitments to provide credit support. Accordingly, for both new and existing commitments, we may be required to provide a form of assurance, such as a letter of credit, to backstop or replace our credit support. We may not be able to provide adequate assurances to such counterparties. In addition, to the extent we are required and able to provide letters of credit or other collateral to such counterparties, this will reduce the amount of credit available to us to meet our other liquidity needs. As of December 31, 2008, AEI and certain of its subsidiaries had entered into letters of credit, bank guarantees and performance bonds with balances of $323 million issued and $15 million in unused letter of credit availability, of which $39 million of the total facility balances were fully cash collateralized. Additionally, as of December 31, 2008, lines of credit of $1,275 million were outstanding, with an additional $319 million available.

As of December 31, 2008, we had approximately $736 million of total cash and cash equivalents on a consolidated basis, of which $284 million was at the parent company level, $417 million was at our consolidated operating businesses, and the remaining $35 million was at consolidated holding and service companies. See Note 7 to the consolidated financial statements.

We expect our sources of liquidity at the parent level to include:

•	cash generated from our operations received in the form of dividends, capital returns, interest and principal payments on intercompany loans and shareholder loans from our businesses;

•	borrowing under our credit facilities, including a $500 million revolving credit facility, $495 million of which was drawn as of December 31, 2008;

•	future debt and subordinated debt offerings;

•	issuance of additional equity; and

•	fees from management contracts.

We believe that the cash generated from these sources will be sufficient to meet our requirements for short-term working capital and long-term capital expenditures. Our ability to invest in new projects or make acquisitions may be constrained in the event external financing is not available. Cash requirements at the parent company level are primarily to fund:

•	interest expense;

•	principal repayments of debt;

•	acquisitions;

•	investment in new projects; and

•	parent company overhead and development costs.

The amount of cash generated by our businesses may be affected by, among other things, changes in tariff rates. The tariffs of our regulated businesses, particularly those in the Power Distribution and Natural Gas Distribution segments, are periodically reviewed by regulators. These tariffs are reset at the review dates generally based on certain forward-looking parameters such as energy sales and purchases, capital expenditures, operations and maintenance expenses and selling, general and administrative expenses. Returns in the period following a tariff reset may exceed those defined in the applicable regulations depending on the business’ performance following a tariff review, as well as factors out of the business’ control, such as electricity or natural gas consumption. As a result, the tariff reviews may result in tariff reductions to reset the business’ returns back to the regulated return levels. Following its tariff reset in August 2003, Elektro had increased margins primarily due to faster growth in electricity consumption in its concession area in the years following that review. During its August 2007 review, Elektro’s average tariff across all customer segments was reduced by 17.2%. This reduction reflects the high returns that Elektro had been able to achieve during the last four years since the 2003 tariff review. A decrease is also expected in Elektro’s results in the future, as well as in the dividends to be paid to AEI related to those years, as a result of the tariff review.

Further, the amount of cash generated by our businesses may be affected by changes in working capital availability. For example, if the primary fuel supply of our power generation businesses were impeded or curtailed, their ability to operate using alternate fuel (gasoil) may be limited by their current inventory of gasoil and/or by working capital constraints.

Capital Expenditures

Capital expenditures were $372 million, $249 million and $76 million in 2008, 2007 and 2006, respectively, of which $145 million, $137 million and $52 million, in 2008, 2007 and 2006, respectively, correspond to capital expenditures at Elektro. Capital expenditures for 2008 and 2007 also include $113 million and $50 million, respectively, associated with Promigas and its consolidated subsidiaries. For 2009, capital spending is expected to total $534 million, of which $153 million and $137 million correspond to capital expenditures at Promigas (including its consolidated subsidiaries) and Elektro, respectively. Planned capital expenditures for 2009 include capital spending on expansions of the asset base in the Power Distribution, Natural Gas Distribution particularly at Cálidda, Natural Gas Transportation and Services and Retail Fuel segments, new project construction expenditures in the Power Generation segment and maintenance expenditures related to existing assets across all segments. These capital expenditures are expected to be financed using a combination of cash provided by the businesses’ operations, business level financing and equity contributions from shareholders.

Our Cash Flows for the Years ended December 31, 2008 and December 31, 2007

Cash Flows from Operating Activities

Cash provided by operating activities decreased by $178 million to $508 million for the year ended December 31, 2008 from $686 million for the same period in 2007. The decrease in cash flows from operating activities is the combined result of an increased cash outflow of $170 million in operating assets and liabilities and a decrease of $8 million in net income after removing non-cash items, including equity income from unconsolidated affiliates that was not distributed, other charges and the gain on the SIE transaction. See Note 3 to the consolidated financial statements. The increased cash outflow of $170 million in operating assets and liabilities was primarily due to the decrease in revenue receipts at Elektro as a result of average tariff decrease in 2008, the increase in accounts receivable at ENS associated with the accrued compensation of stranded cost and gas-related cost from the Polish government and the decrease in accounts payable at Elektra due to lower energy costs during the fourth quarter of 2008 compared to the same period in 2007, partially offset by increase in accrued liabilities. Additionally, Elektro’s regulatory assets increased as a result of higher energy cost and its regulatory liabilities decreased as result of the reversal of regulatory liabilities associated with the modification of a regulation for lower income customers by ANEEL in July 2008, which have been accrued since 2007.

Cash Flows from Investing Activities

Cash used in investing activities decreased by $737 million to $414 million for the year ended December 31, 2008 from $1,151 million for the same period in 2007. Capital expenditures increased by $123 million in the year ended December 31, 2008 due to expansion in the asset base and new project construction during 2008. Cash paid for acquisitions was $253 million in 2008 for the interests in BMG, Luoyang, Fenix, Tipitapa, DCL, Emgasud and Promigas’ additional interests in certain subsidiaries. This is compared to $1,111 million in the same period of 2007 for the acquisitions of Cálidda, EDEN, Delsur, Tongda, Corinto, BMG, JPPC, Chilquinta and POC and the additional interests in San Felipe and PQP. Additionally, in 2008, cash and cash equivalents of $60 million were acquired compared to $21 million in the same period of 2007. Restricted cash decreased by $78 million for the year ended December 31, 2008 compared to a $61 million decrease for the same period of 2007 due primarily to the release of restricted cash at Trakya upon the repayment of its long term debt in the third quarter of 2008. Activities in 2008 and 2007 also included proceeds of $38 million from the sale of interests in debt securities of Gas Argentino S.A. and proceeds of $48 million from the sale of BLM, respectively.

Cash Flows from Financing Activities

Cash provided by financing activities for the year ended December 31, 2008 was $173 million compared to $88 million for the year ended December 31, 2007. In May 2008, the Company sold 12.5 million of its ordinary shares to GIC and received $200 million in proceeds. Additionally, during 2008, Elektro did not execute call options and tender offers on its debentures as it had in 2007; Elektra issued corporate bonds; Delsur refinanced its $100 million bridge loan; and Promigas refinanced various credit facilities for the financing of capital expenditures. In addition, the Company used a portion of the stock issuance proceeds previously mentioned to repay a portion of its revolving credit facility and to make dividend payments to minority interest holders of the operating companies, and Trakya paid off all of its long term debt.

Our Cash Flows for the Years ended December 31, 2007 and December 31, 2006

Cash Flows from Operating Activities

Cash provided by operating activities increased by $531 million to $686 million in 2007 from $155 million in 2006. The increase in cash flow from operations is primarily due to cash flow from operations of consolidated subsidiaries acquired in 2006 and 2007. Of the $531 million increase, $428 million was related to increased net income after adding back non-cash items including the $50 million charge for the lease receivable balance associated with the EPE power purchase agreement and increased depreciation and amortization as described above. In addition, there was $92 million increase in deferred revenue resulting from billing to customers in advance of recognition of revenue associated primarily with Trakya and Gases de Occidente.

Cash Flows from Investing Activities

Cash used in investing activities declined from $1,729 million in 2006 to $1,151 million in 2007. Activity in 2006 was primarily related to the acquisitions of PEI and Promigas, net of cash acquired. The 2007 activity was primarily related to the acquisitions of new businesses and of interests in existing businesses, as discussed above. In addition, 2007 cash used in investing activities included $249 million of capital expenditures, which increased from $76 million in 2006 primarily due to the full-year consolidation of PEI during 2007. Activity in 2007 also includes proceeds of $162 million from sales of investments, including the sale of our interests in Vengas and BLM and a portion of our interests in Promigas, which increased from $24 million in 2006.

Cash Flows from Financing Activities

Cash provided by financing activities was $88 million in 2007, as compared to $2,395 million in 2006. During 2006, we entered into a $1 billion senior credit facility and received $527 million from the issuance of PIK notes. These proceeds, along with $920 million proceeds from the issuance of common shares as part of the initial capitalization of the Company, were used for the acquisition of PEI. In 2007, the senior credit facility and PIK notes were refinanced. In addition, we borrowed $100 million to fund a portion of the acquisition of an 86.4% interest in Delsur. Also during 2007, PQP refinanced its debt and Elektro repaid $170 million of debentures.

Parent Company Long-Term Debt

Credit Agreement

We are the borrower under a $1.5 billion senior secured loan facility with various financial institutions as lenders, Credit Suisse as Administrative Agent and JPMorgan Chase Bank as Collateral Agent. The credit facility consists of a $1 billion term loan facility that matures on March 30, 2014 and a $395 million revolving credit facility and a $105 million synthetic revolving credit facility that both mature on March 30, 2012. At our election, the term loan incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.5%. The revolving credit facility when drawn incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.75%; the undrawn portion of the revolving credit facility incurs a commitment fee of 0.50% per annum. The synthetic revolving credit facility when drawn incurs interest at LIBOR plus 3% or the rate most recently established by the Administrative Agent as its base rate for dollars loaned in the United States plus 1.75%; the undrawn portion of the synthetic revolving credit facility incurs a commitment fee of 3% per annum. The funding of the term loan and access to the revolving credit facility and the synthetic revolving credit facility took place on March 30, 2007, with an amendment for implementation of Letter of Credit sub-facilities entered into on June 6, 2008. The Collateral Agent is the beneficiary, on behalf of the lenders, of certain pledges over capital securities held by us in certain of our direct subsidiaries. The purpose of this credit facility was to refinance the previously existing senior and bridge loans on better terms and pricing and also to provide for a revolving credit facility that will provide us with additional liquidity. As of December 31, 2008, $390 million was drawn under the revolving credit facility and $105 million was drawn under the synthetic revolving credit facility.

Note Purchase Agreement (PIK Notes)

We are the issuer of notes under a note purchase agreement dated May 24, 2007, as amended, which were listed on the Luxembourg Stock Exchange on May 19, 2008. The proceeds were used by us to repay $279 million of the outstanding PIK Notes, including capitalized interest, that were issued on September 6, 2006. As of December 31, 2008, the aggregate principal and interest amount of the notes was $352 million. Since that time, as discussed below, $118 million was converted to equity in March, 2009. The notes mature on May 25, 2018.

The interest rate applicable to the PIK Notes is 10.0%. Interest is payable semi-annually in arrears (on May 25 and November 25 each year) and is automatically added to the then outstanding principal amount of each note on each interest payment date.

Events of default under the note purchase agreement, the occurrence of any one of which entitles any note holder to declare its note immediately due and payable, include: (a) a failure to timely repay note principal, interest, and any applicable redemption premium, (b) a failure to perform any other obligation under the note purchase agreement and related documents if not cured within 10 business days, (c) a failure to make payments or perform other obligations with respect to other of our indebtedness having a principal amount in excess of $50 million or the acceleration of any such indebtedness and (d) certain bankruptcy events.

The PIK Notes are expressly subordinated to our senior loans and up to $500 million of additional senior loans. The note holders agree not to accelerate the payment of the note obligations or exercise other remedies available to them with respect to the notes until satisfaction of all obligations under our existing senior loan facilities.

We may, upon notice to the note holders, redeem the notes prior to maturity by paying the then outstanding principal amount of the note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption price is as follows: May 24, 2009 — 104%, May 24, 2010 — 106%, May 24, 2011 and thereafter — 108%.

On March 11, 2009 we amended the PIK Note Purchase Agreement in order to issue an option to all of our PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged. Additionally, the amendment allows us to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds exercised their option to convert their PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock.

Subsidiaries’ Long-Term Debt Schedule

The following table summarizes our consolidated subsidiaries’ credit facilities as of December 31, 2008:

		Balance as of
	Currency of	December 31,	Maturity		Summary of Distribution
Business	Borrowing	2008	Profile	Collateral	Restrictions
		Millions of
		dollars (U.S.)

Cálidda	U.S.$	87	2009-2015	Security includes the gas distribution concession, income trust and SBLC of $47 million	No restrictions, but must meet leverage and debt service coverage ratios, among others.
Cuiabá — EPE(1)	U.S.$	43	2015-2016	Shareholder loan with Shell (no security)	N/A
Cuiabá — GOB(1)	U.S.$	31	2015-2016	Shareholder loan with Shell (no security)	N/A
Cuiabá — GOM(1)	U.S.$	23	2015-2016	Shareholder loan with Shell (no security)	N/A
Delsur	U.S.$	73	2015	Security includes subsidiary guarantees and pledges of shares	No default/must meet distribution ratios/local laws
DCL(2)	Pakistani rupees	77	2009-2019	Charges over Fixed and Current Assets	Restriction on dividend distribution:
— 1 year period from the Commercial Operate Date
					— subject to satisfaction of the Debt Service Coverage Ratio (>=1.5) and the Leverage Ratio (Debt to Equity <=75:25, Current Ratio>=0.7 5:1) and Applicable Law
EDEN(3)	U.S.$	37	2013	Unsecured	No default/limited to% of excess cash
Elektra	U.S.$	144	2009-2021	Unsecured	None
Elektro	R$	370	2010-2020	Security includes pledge of account receivables cash flow and cash collateral	— Default under any Eletrobrás agreement and certain agreements with Banco Nacional de Desenvolvimento Econômico e Social, or BNDES — Dividends/Shareholder Interest less than 110% of the Net Profit
ENS	U.S.$	67	2009-2018	Security includes mortgage on assets, assignment of contracts, pledge of shares, DSRA, DSA, insurance assignments, etc.	No default/must meet distribution ratios/local laws
Luoyang	Chinese Renminbi	133	2009-2016	Security includes assignment of rights to collection of revenues	None
PQP	U.S.$	88	2015	Security includes mortgage on assets, assignment of contracts, pledge of shares etc.	No default/must meet distribution ratios/local laws

		Balance as of
	Currency of	December 31,	Maturity		Summary of Distribution
Business	Borrowing	2008	Profile	Collateral	Restrictions
		Millions of
		dollars (U.S.)

Promigas(4)	Colombian pesos	650	2009-2012	Unsecured	None
Promigas(5)	U.S.$	291	2012	Security includes certain subsidiaries of Promigas	Dividends Depending on the leverage ratio <=2.5 X 50% of the Net Income <2.5 X 100% of the Net Income
Others	U.S.$ and Chinese Renminbi	65	2009-2014

Total		$2,179

(1)	The Cuiabá entities have only shareholder loans. We recognize those loans with Shell as third party loans. We do not include in this table those shareholder loans with AEI or AEI subsidiaries.

(2)	On January 24, 2009, DCL received notice of default from one of its senior lenders. That same day two of DCL’s senior lenders filed claims against DCL and Sacoden in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. See Note 25 to the consolidated financial statements.

(3)	EDEN is in non-payment default, however it remains current in all of its payment obligations under the credit agreement and, to date, has not been notified by the lenders of the acceleration of its obligations under the credit agreement. See Note 15 to the consolidated financial statements.

(4)	Some of the credit facilities included in this entry may have shorter maturity profiles.

(5)	Some of the credit facilities included in this entry may have shorter maturity profiles, unsecured collateral and no distribution restrictions.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Our business has historically been affected by and we expect our business to continue to be affected by the following key trends:

Current market developments.  Dramatic declines in asset values held by financial institutions over the past two years have resulted in significant write-downs. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, in turn have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and investors have ceased to provide funding to even the most credit-worthy borrowers or to other financial institutions. The resulting lack of available credit and lack of confidence in the financial markets could materially and adversely affect our financial condition and results of operations and our access to capital.

Macroeconomic Developments in Emerging Markets.  We generate nearly all of our revenue from the production and delivery of energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, in those markets. In recent years, emerging markets have generally experienced significant macroeconomic and fiscal improvements. We expect these macroeconomic improvements, which tend to be closely related to economic growth, to increase energy consumption by new industries and households as industrialization increases and standards of living improve.

Foreign Currency Changes.  The local currencies in many emerging markets in which we operate have depreciated against the U.S. dollar, resulting in lower earnings and cash flows (measured in U.S. dollars) from some of our subsidiaries, particularly Elektro, which is located in Brazil and is our largest business. Between January 2, 2008 and December 31, 2008, the Brazilian real depreciated by 31.6% against the U.S. dollar, according to the European Central Bank. Future fluctuations in exchange rates relative to the U.S. dollar may have a material effect on our earnings and cash flows.

Energy Demand Growth in Our Markets.  Increases in energy demand are a primary source of growth in our businesses. According to the U.S. Department of Energy’s International Energy Outlook 2008, published in June 2008, total energy demand in non OECD economies is expected to grow by 85% from 2005 through 2030 (3.4% average annual growth rate), or 187 quadrillion BTU. Power generation capacity in non OECD countries is expected to increase from 2,152 GW in 2010 to 2,611 GW in 2015, an average annual growth rate of 4.3%. The following table summarizes the electricity consumption growth rate in some of our principal markets:

	2006		2007		2008
		Electricity		Electricity		Electricity
		Consumption		Consumption		Consumption
	Real GDP	Growth	Real GDP	Growth	Real GDP	Growth
	Growth(1)	Rate(2)	Growth(1)	Rate(2)	Growth(1)	Rate(2)

Brazil	3.7%	3.9%	5.4%	5.8%	5.2%	3.8%
Colombia	6.8%	4.1%	7.7%	4.0%	4.0%	1.6%
Turkey	6.9%	9.7%	4.6%	9.5%	3.5%	5.5%
Argentina	8.5%	5.6%	8.7%	5.5%	6.5%	2.9%
Dominican Republic	10.7%	9.2%	8.5%	4.2%	4.7%	N/A
Guatemala	5.2%	6.4%	5.7%	6.0%	4.5%	1.6%
Panama	8.5%	2.8%	11.5%	6.7%	8.3%	2.1%

(1)	International Monetary Fund World Economic Outlook Database, October 2008 (2008 includes IMF Staff Estimates)

(2)	Global Insight; Coordinating Body of the National Interconnected Electric System of the Dominican Republic (Organismo Coordinador del Sistema Eléctrico Nacional Interconectado de la República Dominicana); Administrator of the Wholesale Market of Guatemala (Administrador del Mercado Mayorista de Guatemala); and National Dispatch Center of Panamá (Centro Nacional de Despacho de Panamá).

Acquisitions and Future Greenfield Development.  We have experienced growth through acquisitions. This growth has resulted in material year-over-year changes in our financial condition and changes from equity method accounting to consolidation for certain subsidiaries, which affect the yearly comparison of our financials. We intend to continue growing our business through organic growth and additional acquisitions as well as through greenfield development. As a result of these growth initiatives, our future financial results will continue to reflect substantive changes compared to historical results. Due to the significant costs incurred to develop greenfield energy projects and the fact that revenues are not generated until commercial operations begin, our financial ratios may also be adversely affected due to time mismatches between our investments and the incremental revenues and cash flows generated by them.

Regulatory Developments in Emerging Markets.  In many of our markets, the regulatory frameworks have been and continue to be restructured to create conditions that will foster investment and growth in energy supply to meet expected future energy requirements. The development and timing of this process varies across our markets. In some markets, such as Brazil and Colombia, major regulatory changes were implemented in the 1990s or early 2000s, and, in those countries, the regulatory framework is now relatively settled. In other markets, such as Turkey and China, the regulatory process is less evolved, with major changes continuing to take place, and it is as yet unclear what the ultimate regulatory structure will be. However, in most of these markets, the common trend has been to establish conditions that foster and rely on the participation of the private sector in providing the needed infrastructure to support the current growth pattern of energy consumption. We believe that this trend will continue in most of the markets that we serve.

Tariff Reviews.  The tariffs of our regulated businesses, particularly those in the Power Distribution and Natural Gas Distribution segments, are periodically reviewed by regulators. These tariffs are reset periodically and are generally based on forward looking parameters such as energy sales and purchases, capital expenditures, operations and maintenance expenses and selling general and administrative expenses. A business’ returns in the period following a tariff reset may exceed those defined in the regulation depending on the business’ performance following a tariff review, as well as on factors out of the business’ control, such as the level of electricity or natural gas consumption. As a result, tariff reviews may result in tariff reductions to reset the business’ returns back to the regulated return levels.

Commodity Price Increases.  There have been substantial changes in commodities prices in the last few years. Most of our revenue depends directly or indirectly, on fuel prices in the local markets we serve. In most cases, we are able to pass on the higher or lower fuel costs to our customers, which increases or decreases our revenue and costs of sales, but does not necessarily affect our net income. These commodity price changes also affect our operations in several other ways, such as steel and copper prices which affect the costs of our capital investments.

Political Developments.  Political events in the markets in which we operate now or in the future could significantly impact our business and results of operations. For example, as energy demand in many emerging markets continues to grow, we may be presented with increased opportunities to expand and diversify our business as governments seek to encourage investment in the energy sector. Conversely, the political trends in certain countries, notably Venezuela and Bolivia, have resulted in the nationalization of certain infrastructure assets and businesses, particularly in the energy sector.

Environmental Concerns.  Many areas of the world are becoming more environmentally conscious, and in many emerging markets, environmental concerns are an important element in the definition of energy infrastructure policies and goals. We attach great importance to being environmentally and socially responsible in the markets in which we operate, identifying within the available and practical alternatives, energy solutions that have the least negative impact on the community.

E.	Off-balance sheet arrangements

In the normal course of business, we and certain of our subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiary’s intended business purpose. As of December 31, 2008, $323 million in letters of credit, bank guarantees, and performance bonds were issued, of which $39 million was cash collateralized. In addition, we had $15 million in unused letter of credit availability at our disposal.

See Note 25 of the consolidated financial statements for further information on letters of credit, litigation and other commitments and contingencies.

F.	Tabular Disclosure of Contractual Obligations

A summary of contractual obligations, commitments and other liabilities as of December 31, 2008 is presented in the table below:

		Less Than			After
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In millions of $)

Debt obligations(1)	$3,962	$547	$1,078	$903	$1,434
Interest payments on long-term debt(2)	1,598	388	439	283	488
Pension obligations	199	12	27	34	126
Operating lease obligations(3)	91	16	24	20	31
Capital lease obligations(4)	71	12	29	22	8
Power commitments(5)	11,901	790	1,741	1,634	7,736
Fuel commitments(6)	4,700	474	889	834	2,503
Transportation commitments(7)	499	55	115	85	244
Equipment commitments(8)	156	22	14	37	83
FIN 48 obligations, including interest and Penalties	117	11	5	—	101
Other commitments(9)	11	7	3	1	—

Total	$23,305	$2,334	$4,364	$3,853	$12,754

(1)	Debt obligations includes non-recourse debt and recourse debt presented in our consolidated financial statements. Non-recourse debt borrowings are not a direct obligation by us, and are primarily collateralized by the capital stock of the relevant business and in certain cases the physical assets of, and/or all significant agreements associated with, such businesses. These non-recourse financings include structured project financings, acquisition financings, working capital facilities and all other consolidated debt of the businesses. Recourse debt borrowings are our borrowings.

(2)	Interest payments are estimated based on final maturity dates of debt securities outstanding at December 31, 2008 and do not reflect anticipated future financing, new debt issuances, early redemptions, or certain interests on liabilities other than debt. Variable rate interest obligations are estimated based on rates as of December 31, 2008.

(3)	Operating lease obligations are the future obligations primarily related to land, office, office equipment and vehicles in which several our businesses are the lessees.

(4)	Capital lease obligations are the future obligations primarily related to certain pipelines and equipment in which Promigas and Elektro are the lessees. The leases are all nonrecourse. As of December 31, 2008 and 2007, the net assets held under capital leases were $42 million and $26 million, respectively, and imputed interest for these obligations were both $14 million.

(5)	Represents take-or-pay and other commitments to purchase power of various quantities from third parties.

(6)	Represents take-or-pay and other commitments to purchase fuel of various quantities from third parties.

(7)	Represents a commitment to purchase gas transportation services from an unconsolidated affiliate and third parties.

(8)	Represents commitments of various duration for parts and maintenance services provided by third parties, which are expensed during the year of service.

(9)	Represents various other purchase commitments with third parties.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth our directors and executive officers and the positions held by them.

Name	Position

Ronald W. Haddock	Non-Executive Chairman of the board of directors
Brent de Jong	Non-Executive Vice Chairman of the board of directors
James Hughes	Chief Executive Officer and Director
Robert Barnes	Director
Philippe A. Bodson	Director
Henri Philippe Reichstul	Director
Robert E. Wilhelm	Director
George P. Kay	Director
John G. Fulton	EVP, Finance and Treasury
Maureen J. Ryan	EVP, General Counsel and Chief Compliance Officer
Emilio Vicens	EVP, Commercial
Laura C. Fulton	EVP, Accounting
Andrew Parsons	EVP, Administration
Brian Zatarain	EVP, Risk
Brian Stanley	EVP, Operations

Ronald W. Haddock is non-executive chairman of our board of directors and has been a director first of PEI, and then of the Company since August 2003. Mr. Haddock was our chief executive officer from August 2003 to May 2006 and the executive chairman of our board of directors from May to September 2006. Mr. Haddock also served as a director of Trakya, Elektro and Vengas. Mr. Haddock was president and chief executive officer of FINA from 1989 until his retirement in 2000. He joined FINA in 1986 as executive vice president and chief operating officer, and was elected to FINA’s board of directors in 1987. Prior to joining FINA, Mr. Haddock served in various positions at Exxon, including vice president and director of Exxon’s operations in the Far East, executive assistant to the chairman, vice president of Refining and general manager of Corporate Planning. Mr. Haddock currently serves on the boards of directors of Alon U.S.A. Energy, Inc., Trinity Industries, Inc., Safety-Kleen, Adea International, Rubicon Offshore International and Petron Corporation and previously also served on the boards of directors of Southwest Securities, Inc. and Enron Corp. Mr. Haddock received a Bachelor of Science degree in mechanical engineering in 1963 from Purdue University.

Brent de Jong, an Ashmore employee, is the non-executive vice-chairman of our board of directors and has been a director first of PEI, and then of the Company since May 2006. Mr. de Jong was our chief executive officer from May 2006 to October 2007 and currently takes an active role in our strategy and development activities. Mr. de Jong has been with Ashmore, an investment manager dedicated to emerging markets, since 2002 as a senior investment professional. Before joining Ashmore, Mr. de Jong was a member of JP Morgan plc’s Financial Institutions Group focused on mergers and acquisitions in Emerging Europe, the Middle East and Africa and previously in JPMorgan’s Structured Finance and Private Placements Group in New York covering Latin America and Emerging Europe. Mr. de Jong is a member of the board of directors of Brenco, a Brazilian ethanol production company. Mr. de Jong holds a degree in economics from Georgetown University.

James Hughes joined us in May 2007 as Chief Operating Officer and became our Chief Executive Officer in October 2007. Prior to joining us, Mr. Hughes was a principal of a privately-held company that focused on micro-cap investments in North American distressed manufacturing assets. Previously, Mr. Hughes served as President and Chief Operating Officer of Prisma Energy International, from the date of its creation in 2002 until March 2004. Prior to that role, Mr. Hughes spent almost a decade with Enron Corp. in roles ranging from President and Chief Operating Officer of Enron Global Assets to Assistant General Counsel of Enron

International. Mr. Hughes began his career as a securities lawyer with Vinson & Elkins in Dallas, Texas, later moving to their Warsaw, Poland office where he specialized in international project development. Mr. Hughes served on the board of Quicksilver Resources Inc., an exploration and production company. Mr. Hughes holds a bachelor of business administration degree from Southern Methodist University in Dallas, Texas and a Juris Doctor from the University of Texas School of Law in Austin, Texas. He is admitted to the practice of law in Texas.

Robert Barnes has been a director first of PEI, and then of the Company since May 2006. Mr. Barnes was, in 1997, one of the founder members of Alchemy Partners LLP, a private equity advisory firm, which has to date advised on deals worth more than £1.5 billion. Mr. Barnes was a full time partner of Alchemy Partners until December 31, 2005. He is now engaged on certain Alchemy portfolio matters as well as pursuing other personal interests, including venture capital activities. Mr. Barnes’s earlier career was largely spent in a financial management role in troubled companies after working with Coopers & Lybrand in London and Canada as a senior manager. Mr. Barnes is currently a director of Guernsey Pub Company Ltd. and New Horizon Youth Centre, a charity. Mr. Barnes previously sat on the boards of directors of Hungarian Telephone and Cable Company, a company listed on the American Stock Exchange, Blagden Group NV, ICM GmbH, GSH Oy and Panini srl. Mr. Barnes received a Bachelor of Science in chemical engineering, first class honors, from the University of Leeds, is a chartered accountant qualified in the UK and a Fellow of the Institute of Chartered Accountants in England and Wales.

Philippe A. Bodson has been a director first of PEI, and then of the Company since July 2003. Mr. Bodson has extensive experience with utility and industrial concerns with international activities, which includes having served as chief executive officer Glaverbel from 1980 to 1989, Tractebel from 1989 to 1999 and Lernout & Hauspie (post-bankruptcy) in 2001. Mr. Bodson also has extensive board experience, having served as a director for Glaverbel, Tractebel, Electrabel, Société Générale, A.G., Société Générale de Banque, Compagnie Immobiliere de Belgique, Hermes Focus Asset Management Europe, Louis de Waele, British Telecom Belgium, Diamond Boart and Fortis, and serving today as chairman of the board of HAMON, Exmar and Floridienne, and as director of Cobepa and N.M.G.B. Mr. Bodson was also a member of the Belgian Senate from 1999 to 2003 and has been a member of the advisory board of Credit Suisse since 2004. Mr. Bodson is also currently a member of the board of directors of several charitable organizations or non-profit entities, including la Fondation de l’Entreprise, Contius, Atomium, the Belgian chapter of American Field Service, as chairman of Free and Fair Post Initiative and as an advisor to la Fondation Françoise Dolto. Mr. Bodson received a degree in civil engineering from the University of Liege in Belgium in 1967 and a Master of Business Administration from INSEAD, Fontainebleau, France, in 1969.

Henri Philippe Reichstul has been a director first of PEI, and then of the Company since December 2003. He is currently the CEO of Brenco, a Brazilian ethanol production company. Mr. Reichstul has also been chairman of G & R — Gestão Empresarial, a consulting firm, since 2002. Mr. Reichstul worked as an economist for the International Coffee Organization in London, the newspaper Gazeta Mercantil in São Paulo, the Economic Research Institute Foundation of the University of São Paulo (FIPE), and CED — Coordenação das Entidades Descentralizadas da Secretaria de Estado dos Negócios da Fazenda de São Paulo. He was secretary of SEST — Secretaria de Controle de Empresas Estatais, the office of the Secretariat of Planning, the office of the President of the Republic and executive secretary of the Inter-Ministry Council of CISE — Conselho Interministerial de Salários de Empresas Estatais. He was a member of the boards of directors of TELEBRÁS, ELETROBRÁS, SIDERBRÁS, BNDES, BORLEM S.A. — Empreendimentos Industriais, CEF — Caixa Econômica Federal, LION S.A., and is currently a member of the board of directors of Repsol, Peugot Citroen and PSA. Mr. Reichstul was the general secretary of planning under the Office of the President of the Republic, chairman of IPEA — Instituto de Planejamento Econômico e Social, executive vice president of Banco Inter American Express S.A., chief executive officer and president of Petrobrás — Petróleo Brasileiro S.A. from 1999 to 2002 and also served on the board of directors of Globopar until 2001 and as president of Globopar in 2002. Mr. Reichstul is also the Vice Chairman of the Board of the Brazilian Foundation for Sustainable Development. Mr. Reichstul has a graduate degree in economics from the University of São Paulo and has studied post-graduate economics at the University of Oxford.

Robert E. Wilhelm has been a director first of PEI, and then of the Company since December 2003. Mr. Wilhelm was employed by Exxon Mobil (and predecessor companies) from 1963 until he retired in 2000. Mr. Wilhelm currently is an independent energy consultant and venture capital investor. During his career with Exxon, Mr. Wilhelm held a variety of operating assignments, primarily in the international petroleum business, including CEO for Latin America and executive vice president for all international petroleum activities. Such operating assignments included positions as vice president of Esso Europe 1980 to 1984, president of Esso InterAmerica from 1984 to 1986 and executive vice president of Exxon International from 1986 to 1990. From 1990 until his retirement in 2000, Mr. Wilhelm was senior vice president (and, since 1992, a member of the board of directors) of Exxon Mobil, with responsibility for finance, long range planning, control, public affairs and the worldwide refining and marketing businesses. He is a member of the Council on Foreign Relations, past vice chairman of the Council of the Americas, and serves on the advisory council of PricewaterhouseCoopers and the Precourt Energy Efficiency Center at Stanford University. Mr. Wilhelm recently completed a ten-year term on the board of directors of Massachusetts Institute of Technology. He received a bachelor of science degree from Massachusetts Institute of Technology in 1962 and a Masters of Business Administration from the Harvard Business School in 1964.

George P. Kay has been a director of the Company since May 2008. Mr. Kay has been vice president of GIC Special Investment since April 2006, where he is responsible for infrastructure investments in the UK, North and South America. Mr. Kay is based in London and he currently also serves on the Board of Directors of Associated British Ports plc and is a member of its Remuneration and Nomination Committee. Prior to joining GIC Special Investments, Mr. Kay worked in principal finance for the Commonwealth Bank of Australia from September 2000 to April 2006. Prior to that, Mr. Kay worked for Westpac Banking Corporation as Senior Credit Analyst. He received his Masters of Applied Finance from Macquarie University, Australia and a Bachelor of Commerce from University of Canterbury, New Zealand where he studied accounting and economics.

John G. Fulton joined us in August 2006 and is currently EVP, Finance and Treasury for AEI. Mr. Fulton joined us from London-based Cadbury Schweppes plc, where he was Group Treasury Director with global accountability for treasury in the world’s leading confectioner from April 2005 to June 2006. Prior to joining Cadbury Schweppes plc, Mr. Fulton spent four years with Coca-Cola HBC, which is one of the largest bottlers within The Coca-Cola Company System covering 27 countries in central and eastern Europe. During this time, he spent a year based in London as Assistant Treasurer and approximately three years as Group Treasurer based in Athens, Greece. Previous to that he was with ICI plc., based in London. Mr. Fulton received a bachelor’s degree in business studies from Auckland University of Technology specializing in accounting and finance and undertook his accounting and treasury training with one of Australasia’s leading brewer, Lion Nathan, for five years and Bancorp New Zealand, a boutique merchant bank. Mr. Fulton is a member of the New Zealand Institute of Chartered Accountants and the Institute of Finance Professionals New Zealand. Mr. Fulton won the 2004 Corporate Finance Magazine Award for Treasury Excellence in Outsourcing, and has been featured in articles for Euromoney, Corporate Finance and FX&MM magazines.

Maureen J. Ryan joined us in December 2006, and is currently EVP, General Counsel and Chief Compliance Officer for AEI. Prior to joining us, Ms. Ryan was Counsel in the mergers and acquisitions department of the New York office of Clifford Chance US LLP, which she had joined in 1995. Ms. Ryan’s practice was primarily focused on domestic and cross-border private equity and venture capital transactions, including representing both financial sponsors and corporations in leveraged acquisitions, mergers, private stock and assets sales and divestiture, restructuring and strategic alliances. Ms. Ryan is a graduate of Harvard Law School, where she received her LLM degree in 1995 and Trinity College in Dublin, Ireland where she earned her LLB with first class honors in 1993.

Emilio Vicens joined us in April 2007 and is currently EVP, Commercial for AEI. Prior to joining us, Mr. Vicens spent six years with Union Fenosa Internacional as head of Business Development and Asset Management for the South East Asia region and, more recently, as head of Business Development for Union Fenosa Distribución in Central and South America. Mr. Vicens’ energy career started at Enron Corp. where he worked for six years in various capacities in the areas of finance, structuring and business development. Throughout his career, Mr. Vicens has worked in both the regulated and unregulated side of the energy sector focusing on the emerging markets in Latin America and South East Asia. He earned his BA in Banking and Finance from Universidad Metropolitana in Caracas, Venezuela with honors in 1991 and his MBA from Harvard Business School in Boston, Massachusetts.

Laura C. Fulton joined us in March 2008 and is currently EVP, Accounting for AEI. Prior to joining us, Ms. Fulton spent 12 years with Lyondell Chemical Company in various capacities, including as General Auditor responsible for Internal Audit and the Sarbanes-Oxley certification process, and as the Assistant Controller. Previously, she worked for Deloitte & Touche in its audit and assurance practice for 11 years. Ms. Fulton is a CPA and graduated cum laude from Texas A&M University with a BBA in Accounting. Ms. Fulton is a member of the American Institute of Certified Public Accountants and serves on the Accounting Department Advisory Board at Texas A&M University.

Andrew Parsons joined PEI in September 2004 and is currently EVP, Administration for AEI. Mr. Parsons joined Enron Corp. in March 1999. He is responsible for the Administration department which includes Internal Audit, Sarbanes-Oxley project management and special projects, Human Resources, Information Technology and Communications. Mr. Parsons has been with AEI since 2004 working as the VP of Internal Controls and prior to that as the VP of Information Systems. Previously, he spent five years with Enron Corp. in several capacities, including serving as Vice President, Corporate Systems and IT Compliance, and Senior Director of Assurance Services. Mr. Parsons also worked for eight years in Arthur Andersen’s business risk consulting and assurance practice. Mr. Parsons holds a B.A. with Honors from Carleton University and an MBA from the University of Houston.

Brian Zatarain joined PEI in January 2002 and is currently EVP, Risk for AEI. Previously, Mr. Zatarain was a Senior Director at AEI in the Business Development group responsible for the acquisition and financing commitments of various energy infrastructure opportunities and the development, financing and implementation of greenfield development projects. He also serves as a director on the board of several of AEI’s operating businesses. Before joining AEI, Mr. Zatarain held a variety of positions in the international Business Development and Investment Management groups at Enron, and Enron’s affiliate PEI, from March 2000 to May 2006 primarily focused on acquisitions, greenfield development and asset management and restructuring. Prior to Enron, Mr. Zatarain worked at Coastal Power for 3 years supporting the execution of its Latin American energy infrastructure acquisition and greenfield development strategy. Mr. Zatarain holds a BA in Economics from The University of Texas and a MBA from Duke University.

Brian Stanley joined PEI in January 2002 and is currently EVP, Operations for AEI with technical and operational responsibility for all of our assets worldwide. Mr. Stanley joined Enron Corp. in 1991. He served as Operations Manager of the Teeside Power Station in the UK, assuming the position of Plant Manager in 1993. He held other positions within the Company including General Manager of Enron Power Operations, responsible for all power plants in the U.S. and Central America, Vice President Asset Management Enron Europe with responsibility for Power Generation facilities in Europe, and President and CEO of Enron Engineering & Operational Services responsible for global construction, engineering and operations of Power Generation and gas processing facilities. His 46 years experience in the energy industry includes previous employment with Central Electricity Generating Board and PowerGen. He holds an Electrical Engineering degree from Nottingham Regional College of Technology and is a Member of the Institution of Electrical Engineers (MIEE).

International Management

The following table sets forth certain members of our international management, their years of experience as of the date of this annual report and the positions held by them. The business address for such members is c/o AEI Services LLC, 700 Milam, Suite 700, Houston, TX 77002.

		Years of Experience
		in the Energy
Name	Position	Industry

Antonio Celia Martínez-Aparicio	CEO of Promigas	24
Carlos Marcio Ferreira	CEO of Elektro	5
Pablo Ferrero	EVP, Southern Cone	17
Roberto Figueroa	EVP, Central America and Caribbean	21
Jacek Glowacki	VP, AEI Europe	27
Colin Tam	CEO of AEI Asia	36

B.	Compensation

Compensation of Directors and Executive Officers

Our executive officers are paid a base salary and are paid an annual discretionary cash bonus, based on company and personal performance. They also receive an annual discretionary equity grant based on the same criteria. Our directors receive an annual directors fee, which varies based on committee membership and chairman positions, and a annual equity grant. In 2008, we paid our directors an aggregate of $1,239,584. With respect to 2008, we paid our executive officers an aggregate of $3,799,768 (pretax) in salaries and bonuses. In addition, in February 2009 we issued grants of restricted shares and options to our executive officers with an aggregate cash value of $2,168,767 for their services in 2008. The equity ownership of our executive officers and directors is described in “— E. Share Ownership — Share Ownership of Executive Officers and Directors.” We are not required under Cayman Islands law to disclose, and we have not otherwise disclosed, the compensation of our directors and executive officers on an individual basis.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for any direct personal loss suffered by him, and in certain limited circumstances on behalf of us for loss suffered by us, if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	overall responsibility for the management of the business of our company;

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our executive officers are appointed by and serve at the discretion of our board of directors. Our directors will serve one-year terms and hold office until such time as their successors are elected and qualified. Our Amended and Restated Memorandum and Articles of Association provide that a director will be removed from office automatically if such director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally, or (ii) is found to be or becomes of unsound mind, or (iii) resigns his office by notice in writing to us, or (iv) ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment or the relevant code, rules and regulations applicable to the listing of our ordinary shares on any securities exchange or other system on which our ordinary shares may be listed or otherwise authorized for trading from time to time.

Qualification

There is no shareholding qualification for directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee of our board of directors oversees and assists our board of directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of AEI and its subsidiaries. Such matters include (a) assisting the board’s oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditors’ qualifications and independence, and (iv) the performance of our independent auditors and our internal audit function, and (b) preparing (or causing the preparation of) any report required to be prepared by the audit committee pursuant to the rules of the SEC for inclusion in any annual proxy statement or annual report on Form 20-F of AEI.

Our audit committee currently comprises Messrs. Wilhelm, Bodson and Barnes. The members of our audit committee are elected annually by majority vote of the board of directors for one-year terms. Mr. Wilhelm is the chairman of our audit committee and meets the criteria of an “audit committee financial expert” as set forth under Section 407(d)(5) of Regulation S-K. Our board of directors has determined that each of Messrs. Barnes, Bodson and Wilhelm is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) and Rule 10A-3 of the Exchange Act of 1934, as amended, or the Exchange Act.

Our audit committee is responsible for, among other things:

•	selecting, in its sole discretion, independent auditors to audit the books and accounts of AEI and its subsidiaries for each fiscal year, reviewing the performance of such independent auditors and making decisions regarding the replacement or termination of the independent auditors;

•	annually reviewing a report prepared by the independent auditors describing such firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review of such firm and all relationships between the independent auditors and us, and present its conclusions with respect to such matters to our board;

•	overseeing the independence of our independent auditors;

•	establishing clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with management and the independent auditors our annual audited financial statements and periodic financial statements and any major related issues, critical accounting policies, including financial reporting issues that could have a material impact on our financial statements, and major issues regarding accounting principles and financial statements presentations;

•	resolving disagreements between our independent auditors and its management regarding financial reporting;

•	reviewing with the independent auditors any problems or difficulties encountered in the course of any audit work and management’s response;

•	reviewing the annual audit plan of our independent auditors and the annual working plan of our internal auditors;

•	reviewing our internal audit function, the adequacy and effectiveness of our accounting and internal control policies and procedures, management’s yearly report assessing the effectiveness of our internal control over financial reporting;

•	discussing guidelines and policies governing the process by which our exposure to risk is assessed and managed and steps taken to monitor and control such exposure;

•	preparing the reports required under the rules of the SEC to be included in an annual proxy statement as applicable;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	periodically reviewing with our chief executive officer, chief financial officer, internal auditors and independent auditors all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect our ability to record, process, summarize, and report financial data and any changes in internal control over financial reporting that occurred during the most recent fiscal quarter and that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Compensation Committee

The compensation committee of our board of directors oversees our compensation and employee benefit plans and practices, including its executive compensation, incentive compensation and equity-based plans. The compensation committee is currently comprised of Messrs. Reichstul, Bodson and Kay. Each of Messrs. Reichstul, Bodson and Kay is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act. The members of our compensation committee are nominated by the nominating and corporate governance committee of our board of directors and are elected annually for one-year terms by majority vote of the board of directors. Mr. Bodson is the chairman of our compensation committee. Our board of directors has determined that Messrs. Reichstul and Bodson qualify as “independent directors” under the listing standards set forth in NYSE Manual Section 303A.

Our compensation committee is responsible for, among other things:

•	reviewing our executive compensation, incentive-based, equity-based, general compensation and other employee benefits plans and our goals and objectives with respect to such plans and amend or recommend amending such plans or our goals and objectives with respect to such plans as appropriate;

•	evaluating annually the performance of our executive officers in light of the goals and objectives of our executive compensation plans, and determining and approving the compensation level of such executive officers based on this evaluation, including the long-term incentive component of their compensation, if any; and

•	evaluating annually the appropriate level of compensation for board and committee service by non-employee members of the board of directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors recommends to our board of directors individuals qualified to serve as directors of AEI and on committees of our board, advises our board of directors with respect to corporate governance principles applicable to us as well as the board composition, procedures and committees and oversees the evaluation of our board of directors and our management. The nominating and corporate governance committee is currently comprised of Messrs. de Jong, Wilhelm and Bodson. The members of the nominating and corporate governance committee are elected annually to one-year terms by majority vote of our board of directors. Mr. de Jong is the chairman of our nominating and corporate governance committee. Our board of directors has determined that Messrs. Wilhelm and Bodson qualify as “independent directors” under the listing standards set forth in NYSE Manual Section 303A.

Our nominating and corporate governance committee is responsible for, among other things:

•	establishing procedures for evaluating the suitability of potential director nominees and recommending to our board director nominees for election by shareholders or appointment by our board, as the case may be;

•	reviewing the suitability for continued service as a director of each member of our board of directors upon the expiration of the director’s term or a significant change in such director’s status;

•	reviewing annually with our board of directors the composition of the board as a whole and recommend measures necessary to ensure compliance with the listing standards set forth in NYSE Manual;

•	reviewing and making recommendations with respect to the size of our board of directors and the frequency and structure of board meetings as proposed by the chairman of our board;

•	making recommendations to our board regarding the size and composition of each standing committee of our board;

•	making recommendations concerning any aspect of the procedures of our board of directors that the committee considers warranted;

•	monitoring the functioning of the committees of our board and making recommendations for any changes that the committee may deem necessary;

•	reviewing any actual or potential conflict of interest between us and any director having a personal interest in any matter before the board;

•	developing and reviewing periodically the corporate governance principles adopted by our board to ensure compliance with the requirements of the NYSE and applicable listing standards and recommending any desirable change to our board; and

•	overseeing an annual self-assessment of the board of directors’ performance, as well as the performance of each board committee and overseeing the evaluation of our management, including our chief executive officer.

Corporate Governance

We have adopted a code of conduct that was approved by our board of directors, and that is applicable to all of our directors, officers and employees. Our code of business conduct is publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

D.	Employees

As of December 31, 2008, 2007 and 2006, we had approximately 14,230, 14,500 and 10,500 employees, respectively.

E.	Share Ownership

Share Ownership of Directors and Executive Officers

As of the date of this annual report, our directors and executive officers, as a group, held 2,009,155 of our ordinary shares, 199,319 of which vest over a four year period from the date of grant (as described below) and 1,809,836 of which are vested. In addition, our directors and executive officers, as a group, hold options to acquire 1,033,053 of our ordinary shares, exercisable at prices ranging from $11.18 to $16.70 per share, 111,525 of which have vested.

	Ordinary Shares Held by
	Directors and Executive Officers
	Ordinary
	Shares	Total	Grand
	Beneficially	Options	Total
Name	Owned	Owned	Owned	Percent

Directors and Executive Officers
Ronald W. Haddock(1)	1,555,103.45	14,796.00	1,569,899.45	*
Brent de Jong	—	—	—	—
James Hughes(2)	46,224.19	269,227.00	315,451.19	*
Robert Barnes(3)	2,322.76	13,210.00	15,532.76	*
Philippe A. Bodson(4)	37,999.56	13,210.00	51,209.56	*
Henri Philippe Reichstul(5)	34,211.89	11,625.00	45,836.89	*
Robert E. Wilhelm(6)	39,556.24	14,796.00	54,352.24	*
John G. Fulton(7)	86,959.23	254,799.00	341,758.23	*
Maureen J. Ryan(8)	23,640.14	133,892.00	157,532.14	*
Emilio Vicens(9)	13,669.04	78,433.00	92,102.04	*
Laura C. Fulton(10)	6,438.04	39,046.00	45,484.04	*
Andrew Parsons(11)	53,282.60	64,699.00	117,981.60	*
Brian Zatarain(12)	25,769.09	50,071.00	75,840.09	*
Brian Stanley(13)	83,978.83	75,249.00	159,227.83	*
All Directors and Executive Officers as a Group	2,009,155.06	1,033,053.00	3,042,208.06	*

(1)	1,552,669.3 shares are vested and no additional vesting within 60 days. 875 options are vested and no additional vesting within 60 days. 452 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 423 options have an exercise price of $16.00/share and an expiration date of 2/22/2015

(2)	2,506.90 shares are vested and no additional vesting within 60 days. 14,845.00 options are vested and no additional vesting within 60 days. 5,167 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 9,678 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(3)	149.84 shares are vested and no additional vesting within 60 days. 781.00 options are vested and no additional vesting within 60 days. 403 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 378 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(4)	35,826.64 shares are vested and no additional vesting within 60 days. 781.00 options are vested and no additional vesting within 60 days. 403 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 378 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(5)	32,300.16 shares are vested and no additional vesting within 60 days. 687.00 options are vested and no additional vesting within 60 days. 355 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 332 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(6)	37,122.13 shares are vested and no additional vesting within 60 days. 875.00 options are vested and no additional vesting within 60 days. 452 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 423 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(7)	14,549.84 shares are vested and no additional vesting within 60 days. 48,380.00 options are vested and no additional vesting within 60 days. 45,356 options have an exercise price of $11.18/share and an expiration date of 2/28/2014. 3,024 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(8)	3,021.35 shares are vested and no additional vesting within 60 days. 18,619.00 options are vested and no additional vesting within 60 days. 15,716 options have an exercise price of $11.18/share and an expiration date of 2/28/2014. 2,903 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(9)	701.82 shares are vested and no additional vesting within 60 days. 5,002.00 options are vested and no additional vesting within 60 days. 2,583 options have an exercise price of $13.60/share and an expiration date of 9/13/2014. 2,419 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(10)	246.41 shares are vested and no additional vesting within 60 days. 1,848.00 options are vested and exercisable at $16.00/share with an expiration date of 2/22/2015. No additional vesting within 60 days.

(11)	40,515.94 shares are vested and no additional vesting within 60 days. 6,044.00 options are vested and no additional vesting within 60 days. 3,625 options have an exercise price of $11.18/share and an expiration date of 2/28/2014. 2,419 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(12)	17,941.75 shares are vested and no additional vesting within 60 days. 4,380.00 options are vested and no additional vesting within 60 days. 2,687 options have an exercise price of $11.18/share and an expiration date of 2/28/2014. 1,693 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

(13)	72,284.12 shares are vested and no additional vesting within 60 days. 8,408.00 options are vested and no additional vesting within 60 days. 6,158 options have an exercise price of $11.18/share and an expiration date of 2/28/2014. 2,250 options have an exercise price of $16.00/share and an expiration date of 2/22/2015.

*	Owns less than 1.00%.

Incentive Plans

AEI 2007 Incentive Plan

In 2007, AEI adopted the AEI 2007 Incentive Plan, or the 2007 Incentive Plan, that provides for the awards of options, share appreciation rights, restricted shares, restricted share units, performance shares or performance units, and discretionary annual bonuses to certain directors, officers and key employees and advisors of AEI. Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants under the 2007 Incentive Plan, a maximum of 15,660,340 shares of ordinary shares are available for grants of all equity awards under the 2007 Incentive Plan. Unless the administration of the 2007 Incentive Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Compensation Committee has full authority and discretion to administer the 2007 Incentive Plan and to take any action that is necessary or advisable in connection with the administration of the 2007 Incentive Plan. The 2007 Incentive Plan may be amended from time to time by the Compensation Committee or the Board. Neither the Compensation Committee nor the Board will authorize the amendment of any outstanding option to reduce the option price without the further approval of AEI’s shareholders. Furthermore, no share option will be cancelled and replaced with share options having a lower price without further approval of the shareholders. The 2007 Incentive Plan will expire in 2017. All awards under the 2007 Incentive Plan vest over four years on the following schedule: 10%, 15%, 25% and 50%.

Options

Share option grants may be made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. Periodic option grants will continue to be made at the discretion of the Compensation Committee to eligible participants and are generally made annually based on person and company performance. Share options granted by us have an exercise price equal to the market value of our ordinary shares on the day of grant and vest based on the required period or periods of continuous service of the participant as required by the 2007 Incentive Plan.

Restricted Share Grants

Our compensation committee has and may in the future elect to make grants of restricted shares to our executive officers.

Other Awards

The Compensation Committee also has the authority to grant restricted share units, share appreciation rights, performance shares and performance units and discretionary annual bonuses to participants under the 2007 Incentive Plan. The amount payable to a participant receiving a grant of performance shares, performance units or a discretionary annual bonus to a participant under the 2007 Incentive Plan may be paid in cash, ordinary shares or in a combination thereof, as determined by the Compensation Committee. To date, no restricted share units, share appreciation rights, performance shares, performance units or discretionary annual bonuses under the 2007 Incentive Plan have been awarded to any of our executive officers, directors or employees.

Employment Agreements

We have not entered into employment agreements with any of our executive officers.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report each person known to us to own beneficially more than 5% of our ordinary shares. None of the shareholders in the table below have voting rights different from any other shareholders. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Voting Rights.”

	Ordinary Shares Held
	by 5% Shareholders
	Ordinary Shares
	Beneficially Owned
	Number	Percent

Greater than 5% Shareholders
Ashmore Cayman SPC No. 3 Ltd.	20,865,704.11	8.98%
Ashmore Global Special Situations Fund 2 Limited	13,169,904.15	5.67%
Ashmore Global Special Situations Fund 3 Limited	24,513,133.95	10.55%
Ashmore Global Special Situations Fund 4 Limited	10,302,628.73	4.44%
Ashmore Global Opportunities Limited	6,237,038.27	2.69%
Asset Holder PCC Limited in respect of Ashmore Emerging Markets Liquid Investment Portfolio	1,325,065.34	0.57%
EMDCD Ltd.	5,091,644.25	2.19%
Ashmore Emerging Markets Global Investment Portfolio Limited	1,435,247.81	0.62%
FCI Ltd.	44,028,858.35	18.96%
Ashmore Growing Multi Strategy Fund Limited	1,505,937.36	0.65%

Total Ashmore Funds	128,475,162.32	55.31%
Buckland Investment Pte Ltd.(1)	54,588,391.46	23.50%
Sherbrooke, Ltd.	13,931,096.06	6.00%

(1)	On May 9, 2008, Buckland purchased from us 12.5 million of our ordinary shares as well as 12.5 million ordinary shares from certain of our shareholders. In a series of transactions since that time, Buckland has purchased approximately 29.5 million additional ordinary shares from certain of our shareholders.

We have entered into a shareholders agreement with our shareholders which details certain rights and obligations. For a description of the agreement see “Item 10. Additional Information — C. Material Contracts.”

B.	Related Party Transactions

Ashmore Management Services Agreement

Effective May 20, 2006, we entered into a management services agreement with Ashmore for the provision of certain services, including operational, administrative and technical services. Under this agreement, Brent de Jong provides services with respect to strategic and development activities.

The management services agreement provides for successive one-year terms and is automatically renewed in May each year unless terminated. The management services agreement may be terminated by either party 30 days prior to the end of a term. During the term, we may terminate upon 90 days’ written notice generally or 14 days’ written notice for a particular subsidiary if there has been a sale or change of control of such subsidiary. In addition, we may terminate for non-performance by Ashmore. Ashmore may terminate if we fail to pay invoices within 60 days of the invoice date.

Under the management services agreement, we must pay to Ashmore the actual costs of employees performing the services (including salary, bonus, benefits and long-term incentive grants) and reasonable and documented expenses, such as travel costs and the services of third party professionals. The aggregate maximum amount of fees that may be paid under the agreement during each one-year term is $4.5 million. We have paid Ashmore $3.5 million and $4.5 million, respectively, under this agreement in each of the last two one-year terms. The majority of the amounts were for services provided with respect to strategic and business development activities.

PIK Notes

On May 24, 2007, we completed the redemption of our $527 million subordinated PIK Notes, plus $52 million in accrued interest and issued new subordinated PIK Notes in the aggregate principal amount of $300 million. Several of our shareholders hold some of the new subordinated PIK Notes.

On March 11, 2009, we amended the PIK Note Purchase Agreement in order to issue an option to all of our PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged. Additionally, the amendment allows us to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds exercised their option to convert their PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock.

Familial Relationships

The wife of the Vice Chairman of our board of directors was previously a senior vice president of PEI. She currently is providing services to the Company for a transaction under a consulting agreement pursuant to which she receives a fixed fee and potentially a success fee. The Company paid her approximately $358,000 in 2008 and approximately $157,000 in 2009 through April 30.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

B.	Significant Changes

Not applicable.

Item 9.  The Offer and Listing

A.	Offer and Listing Details

Price History of Stock

None.

Type and class of securities being offered or listed

Not applicable.

Limitations of rights of securities holders

Not applicable.

Other securities being offered or listed

Not applicable.

B.	Plan of Distribution

Not applicable.

C.	Markets

There has been no public market for our ordinary shares.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the information called for by Item 10B set forth in our registration statement on Form 20-F (File No. 000-53606) originally filed with the SEC on March 27, 2009, as amended.

C.  Material Contracts

The following Material Contracts are attached as exhibits to this annual report:

1. Credit Agreement, dated March 30, 2007, among AEI, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse Cayman Islands Branch, JP Morgan Chase Bank, N.A., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc. The credit facility consists of a $1 billion term loan facility that matures on March 30, 2014 and a $395 million revolving credit facility and a $105 million synthetic revolving credit facility that both mature on March 30, 2012. The material terms of this agreement are described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

2. AEI 2007 Incentive Plan.  The 2007 Incentive Plan, which will expire in 2017, provides for the awards of options, share appreciation rights, restricted shares, restricted share units, performance shares or performance units, and discretionary annual bonuses to certain directors, officers and key employees and advisors of AEI. The material terms of this agreement are described in “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

3. Concession Contract 187/98, dated August 27, 1998, between ANEEL and Elektro Eletricidade e Serviços S.A., as amended. Elektro holds a 30-year renewable concession from ANEEL covering 223 municipalities in the state of São Paulo. Elektro’s concession agreement, the first term of which expires in 2028, provides exclusive distribution rights within the concession area. The material terms of this agreement are described in “Item 4. Information on the Company — B. Business Overview — Power Distribution — Elektro Electricidade e Serviços S.A. (Elektro) — Concession and Contractual Agreements.”

4. Second Amended and Restated Shareholders Agreement.  The shareholders agreement, dated May 9, 2008, among AEI and the shareholders of AEI identified therein, provides that at any general meeting of the shareholders involving the election of directors, each shareholder will (i) vote all shares that it is entitled to vote to elect a member of the board of directors in accordance with the provision that Buckland shall be entitled to appoint one director of AEI and Ashmore will be entitled to appoint the remainder of the directors and (ii) not vote to remove any director designated in accordance with the agreement except at the express written direction of the shareholder(s) that designated such director. The agreement also provides that any issuance of securities by AEI or sale of securities by a shareholder that is otherwise permitted under the agreement shall be subject to the condition that the transferee shall, upon consummation of such sale, if the transferee is not already a shareholder, execute an addendum to the agreement, agreeing to be bound by the terms of the agreement. Finally, under the terms of the agreement, Ashmore and Buckland each have rights of first refusal with respect to a proposed sale pursuant to which the transferee would acquire more than 10% of the outstanding shares of AEI. The agreement will terminate upon consummation of an offering, involving not less than $400 million of gross proceeds (to AEI and/or its shareholders), upon the completion of which the shares will be listed on a stock exchange.

5. Amended and Restated Registration Rights Agreement.  The registration rights agreement provides the holders of our ordinary shares party to the agreement (our Investors) with certain rights to require us to register their shares for resale under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, if we receive, (i) at any time six months after the effective date of our initial public offering, a written request from Investors holding 10% or more of the ordinary shares subject to the agreement (referred to therein as Registrable Securities) or (ii) if a public offering has not previously occurred, at any time after May 25, 2009, a written request from holders of a majority of our outstanding ordinary shares not owned by the Ashmore Funds, we are required to file a registration statement under the Securities Act in order to register the resale of the amount of ordinary shares requested by such Investors (a Requested Registration). We may, in certain circumstances, defer such registrations and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations. The Ashmore Funds have the right to require us to file two Requested Registrations and Investors other than the Ashmore Funds have the right to require us to file two Requested Registrations. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, Investors are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing such holders to include their ordinary shares in such registration, subject to certain marketing and other limitations. Further, Investors may require us to register the resale of all or a portion of their shares on a registration statement on Form F-3 or Form S-3 once we are eligible to use Form F-3 or Form S-3, subject to certain conditions and limitations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of Registrable Securities Investors may include.

D.	Exchange Controls

Not applicable.

E.	Taxation

The following is a general summary of the material Cayman Islands and U.S. federal income tax consequences relevant to our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the advice of Walkers, special Cayman Islands counsel to us. To the extent the discussion relates to legal conclusions under current U.S. federal income tax law, and subject to the qualifications herein, it represents the advice of Clifford Chance US LLP, our special U.S. counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor in Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from July 8, 2003.

United States Federal Income Taxation

The following is a summary of certain U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) acquiring, holding and disposing of ordinary shares. This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, holders who are not U.S. Holders, holders who own (directly or through attribution) stock with 10% or more of our ordinary shares, investors that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-U.S., state or local tax considerations. This summary assumes that investors will hold their ordinary shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. U.S. holders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations relevant to an investment in the ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

Subject to the discussion under “Passive Foreign Investment Company Rules”, below, the U.S. dollar value of any distributions paid by us out of our earnings and profits, as determined under U.S. federal income tax principles, generally will be subject to tax as foreign source ordinary dividend income and will be includible in a U.S. Holder’s gross income upon receipt. Dividends received on our shares will not be eligible for the dividends received deduction generally allowed to corporations. Non-corporate investors will not be eligible for the 15% rate of federal income tax available for certain dividends received in tax years beginning on or before December 31, 2010.

Sale or Other Disposition of Ordinary Shares

Subject to the discussion of the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize U.S. source capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

AEI does not believe it was a “passive foreign investment company”, or PFIC, (as defined in Section 1297 of the Code) for its most recently completed taxable year. Based on currently available information, we do not believe that AEI will be classified as a PFIC for U.S. federal income tax purposes. However, the determination of whether AEI is a PFIC will be made annually. Therefore, it is possible that AEI could become a PFIC in the current or any future year due to changes in the assets or income composition of our company and our subsidiaries. In general, a non-U.S. corporation is classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of the average quarterly value of its assets produce or are held for the production of passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any company in which it holds a 25% or greater interest, by value. For these purposes, cash is considered a passive asset and gross interest is considered as passive income. If AEI were considered a PFIC at any time that a U.S. Holder holds our ordinary shares, it will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless such U.S. Holder has made certain elections under the PFIC rules.

If AEI is considered a PFIC at any time that a U.S. Holder holds our ordinary shares, such U.S. Holder may be subject to materially adverse U.S. federal income tax consequences compared to an investment in a company that is not considered a PFIC, including being subject to greater amounts of U.S. tax and being subject to additional tax form filing requirements. U.S. Holders should consult their own tax advisors about the application of the PFIC rules to them.

Backup withholding and information reporting requirements

U.S. federal backup withholding and information reporting requirements may apply to certain payments of dividends on, and proceeds from the sale, taxable exchange or redemption of, ordinary shares held by U.S. Holders. A portion of any such payment may be withheld as a backup withholding against a U.S. Holder’s potential U.S. federal income tax liability if such U.S. Holder fails to establish that it is exempt from these rules, furnish a correct taxpayer identification number or otherwise fail to comply with such information reporting requirements. Corporate U.S. Holders are generally exempt from the backup withholding and information requirements, but may be required to comply with certification and identification requirements in order to establish their exemption. Any amounts withheld under the backup withholdings rules from a payment to a U.S. Holder will be credited against such U.S. Holder’s U.S. federal income tax liability, if any, or refunded if the amount withheld exceeds such tax liability provided the required information is furnished to the Internal Revenue Service.

The above summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences to a U.S. Holder of acquiring, holding, and disposing of, ordinary shares. U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. consequences of acquiring, holding and disposing of ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We filed with the SEC a registration statement on Form 20-F that was declared effective on March 31, 2009 and therefore are subject to the informational requirements of the Exchange Act. We are required to file and/or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access these materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.

In the event we are unable to make available a report within the time periods specified above, we will post a notification on our website describing why the report was not made available on a timely basis, and we will make the report available as soon after the end of such period as is reasonably practicable.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Analysis of Market Risk

Overview Regarding Market Risks

We are exposed to market risks associated with interest rates, foreign exchange rates and commodity prices. We often utilize financial instruments and other contracts to hedge against such fluctuations. We also utilize financial and commodity derivatives for the purpose of hedging exposures to market risk. We do not enter into derivative instruments for trading or speculative purposes.

Interest Rate Risks

We are exposed to risk resulting from changes in interest rates as a result of our issuance of variable-rate debt and fixed-rate debt, as well as interest rate swap and option agreements both at the AEI level and at the subsidiary level. As of December 31, 2008, our floating rate debt at the AEI level consisted primarily of a $936 million term loan facility, $390 million of drawn revolving credit facility and a $105 million synthetic credit facility. Although all three facilities are based on floating rates, we have partially mitigated our interest rate exposure by entering into interest rate swaps based on a notional value of $600 million. We are also exposed to interest rate fluctuations at some of our subsidiaries, the primary ones being Elektro and Promigas. In both those subsidiaries, the interest rate fluctuations are partially hedged through their tariff adjustment mechanism. Depending on whether a plant’s capacity payments or revenue stream is fixed or varies with inflation, we partially hedge against interest rate fluctuations by arranging fixed-rate or variable-rate financing. In certain cases, we execute interest rate swap, cap and floor agreements to effectively fix or limit the interest rate exposure on the underlying financing. Using sensitivity analysis and a hypothetical 100 basis point increase in interest rates across all the consolidated debt facilities, without taking into consideration offsetting tariff adjustments or tax shield, the increase in annual interest expense on all of our variable-rate debt would reduce net income by $24 million.

Foreign Exchange Rate Risk

A significant portion of our operating income is exposed to foreign exchange fluctuations. We are primarily exposed to fluctuation in the exchange rate between the U.S. dollar and the Brazilian real, the Colombian peso, the Polish zloty, the Chilean peso, and the Peruvian nuevo sol. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, and from transaction exposure associated with generating revenues and incurring expenses in different currencies. Currency fluctuations may also affect the earnings of subsidiaries where we are unable to match external indebtedness with the functional currency of the business, and consequently may affect our consolidated earnings. Fluctuations in exchange rates and currency devaluations affect our cash flow as cash distributions received from those of our subsidiaries operating in local currencies might be different from forecasted distributions due to the effect of exchange rate movements. Further, the devaluation of local currency revenues against the U.S. dollar may impair the value of the investment in U.S. dollars. While our consolidated financial statements are reported in U.S. dollars, the financial statements of some of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying an appropriate exchange rate. Accordingly, changes in exchange rates relative to the U.S. dollar could have a material adverse effect on our earnings, assets and cash flows. Most countries in which we operate use local currencies, many of which have fluctuated significantly against the U.S. dollar in the past.

To manage the impact of currency fluctuation on cash flow from dividends of certain of our subsidiaries, we hedge part of our future dividends (especially those denominated in Brazilian reais) from time to time. To ensure stability of our income, we document and record the hedges as net investment hedges prior to the declaration of the dividend and then document and designate them as cash flow hedges after dividends are declared.

Commodity Price Risk

Although most of the businesses operate under long-term contracts or retail sales concessions, a small minority of current and expected future revenues are derived from businesses without significant long-term sales or supply contracts. These businesses subject the results of operations to the volatility of electricity and fuel prices in competitive markets. To mitigate these risks, we may use a hedging strategy, where appropriate, to hedge our financial performance against the effects of fluctuations in energy commodity prices. The implementation of this strategy may involve the use of commodity forward contracts, futures, swaps or options. We may also enter into long-term supply contracts containing price escalators for the supply of fuel and electricity. In all other cases, our contracts allow us to either pass through to our customers our full commodity costs or to escalate our prices to track applicable commodity price indices.

Item 12.  Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Our management has evaluated, as of December 31, 2008, our disclosure controls and procedures. Such controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act are (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and EVP, Finance and Treasury, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and EVP Finance and Treasury concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

In connection with the year end audit of our 2006 financial statements, two “material weaknesses” were identified in our internal controls over financial reporting. These material weaknesses remained unremediated as of December 31, 2007. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The first material weakness related to the size and levels of expertise of our accounting department. Following the acquisition of PEI by Ashmore Energy International Limited, or AEIL, in September 2006, a number of personnel on the accounting staff elected to leave following the payment of certain retention and incentive bonus payments to which they became entitled under long term incentive plans put in place by PEI. As a result, it was determined that our controls over the financial statement close process, including those controls implemented at our subsidiary Promigas, and communication of information to our accounting department, were not operating effectively, which could have adversely affected our ability to produce accurate financial reports on a timely basis. Corrective actions taken by us in 2007 and 2008 included an internal audit review, hiring seasoned accounting professionals with expertise in financial reporting, and developing enhanced financial reporting guidelines. These actions have assisted us in adequately researching, documenting, reviewing and drawing conclusions on accounting and reporting matters as well as providing timely financial data. In 2008, we strengthened the accounting function through the hiring of a principal accounting officer in March 2008. We have also hired additional accounting professionals in 2008 and have implemented a new consolidation system. As of December 31, 2008, management concluded the material weakness no longer existed.

The second, a material weakness was also identified in our internal controls related to income taxes. This material weakness was identified as a result of the inability to capture and process income tax information in a timely manner, along with the recording of income tax valuation allowances and the preparation and reviewing of income tax disclosures. To improve our income tax reporting in 2008 and 2007, we hired additional personnel with expertise in these areas and we have also standardized and automated some of the data gathering processes needed for the preparation of income tax disclosures. We are automating the gathering of information through the implementation of the new consolidation system and have enhanced our training in these areas and developed improved reporting guidelines. As of December 31, 2008, management concluded the material weakness no longer existed.

Changes in Internal Control Over Financial Reporting

Except as described above, there have been no changes in our internal control over financial reporting to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that Robert E. Wilhelm is an “audit committee financial expert” as that term is defined by SEC rules, and that he is “independent” as that term is defined under applicable NYSE rules.

Item 16B.  Code of Business Conduct

Our board of directors has adopted our code of business conduct, which applies to members of our board of directors including our chairman and other senior officers, and specifically including our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code is publicly available on our website at www.aeienergy.com.

Item 16C.  Principal Accountant Fees and Services

The following table presents an allocation of aggregated fees billed to us by our principal accounting firm, Deloitte & Touche LLP, or Deloitte, for the fiscal years ended December 31, 2008 and 2007, for professional services rendered.

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Audit fees(a)	$13.1	$15.8
Audit-related fees(b)	0.4	0.1
Tax Fees(c)	0.2	0.2
Other fees	—	—

(a)	Includes fees for the audit of the Company’s annual financial statements, the review of quarterly financial statements, services in connection with statutory and regulatory filings or engagements, and comfort letters and consents for financings and filings made with the SEC.

(b)	Fees for due diligence work and consultation in connection with various business and financing transactions.

(c)	Our principal accounting firm does not provide tax consulting and advisory services to AEI or any of its affiliates.

Approval of Fees — AEI’s Audit Committee has procedures for pre-approving audit and non-audit services to be provided. The procedures are designed to ensure the continued independence of the independent auditor. The use of the independent auditor to perform either audit or non-audit services is prohibited unless specifically approved in advance by the Audit Committee of AEI. As a result of this approval process, the Audit Committee of AEI has established specific categories of services and authorization levels. All services outside of the specified categories and all amounts exceeding the authorization levels are reviewed by the Chairman of the Audit Committee, who serves as the committee designee to review and approve audit and non-audit related services during the year. A listing of the approved audit and non-audit services is reviewed with the full Audit Committee no later than its next meeting. The Audit Committee has approved 100% of the 2008 and 2007 services provided by Deloitte.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Not applicable.

Item 17.  Financial Statements

See “Item 18.  Financial Statements.”

Item 18.  Financial Statements

Please see our consolidated financial statements beginning on page F-1.

Item 19.  Exhibits

In reviewing the agreements included as exhibits to this annual report on Form 20-F, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about us may be found elsewhere in this annual report on Form 20-F and in our future public filings, which will be made available without charge through the SEC’s website at http://www.sec.gov.

Exhibit No.		Description

1.1	*	Amended and Restated Articles of Association of AEI dated December 20, 2007
1.2	*	Amended and Restated Memorandum of Association of AEI dated December 20, 2007
2.1	*	Amended and Restated Registration Rights Agreement by and among AEI and certain Investors dated December 29, 2006
4.1	*	Credit Agreement, dated March 30, 2007, among Ashmore Energy International, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse Cayman Islands Branch, JP Morgan Chase Bank, N.A., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc.
4.2	*	AEI 2007 Incentive Plan effective as of January 23, 2007, as amended on August 23, 2007
4.3	*	2005 Prisma Energy International Inc. Sales Incentive Plan effective as of August 18, 2005 as amended on May 22, 2006
4.4	*	2004 Prisma Energy International Inc. Stock Incentive Plan effective as of September 30, 2004 as amended on August 18, 2005 and May 22, 2006
4.5	*	Distribution Concession Contract No. 187/98, dated August 27, 1998, between ANEEL and Elektro Eletricidade e Servicos S.A., as amended
4.6	*	Distribution First Amendment to Concession Contract No. 187/98, dated December 14, 1999, between ANEEL and Elektro Electricidade e Servicos S.A.
4.7	*	Distribution Second Amendment to Concession Contract No. 187/98, dated July 12, 2005 between ANEEL and Elektro Electridade e Servicos S.A.
4.8	*	Distribution Third Amendment to Concession Contract No. 187/98, dated December 18, 2007, between ANEEL and Elektro Eletricidade e Servicos S.A.
4.9	*	Second Amended and Restated Shareholders Agreement, dated May 9, 2008, among AEI and the shareholders of AEI identified therein
4.10	*	2006 Restricted Stock Agreement
8.1	*	List of Subsidiaries of AEI
12.1		Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

12.2	Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously field as an exhibit to the Company’s registration statement on form 20-F (File No. 000-53606) filed with the SEC on March 27, 2009 and incorporated herein by reference.

Index to the Financial Statements

AEI AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AEI
c/o AEI Services, LLC
Houston, Texas

We have audited the accompanying consolidated balance sheets of AEI and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of AEI and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 31, 2009

AEI AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Millions of dollars (U.S.), except share and par value data)

ASSETS
Current assets:
Cash and cash equivalents	$736	$516
Restricted cash	83	95
Accounts and notes receivable:
Trade (net of allowance of $69 and $46, respectively)	863	650
Unconsolidated affiliates	11	75
Inventories	239	117
Prepaids and other current assets	384	263

Total current assets	2,316	1,716
Property, plant and equipment, net	3,524	3,035
Investments in and notes receivable from unconsolidated affiliates	907	1,028
Goodwill	614	402
Intangibles, net	393	237
Other assets	1,199	1,435

Total assets	$8,953	$7,853

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$572	$380
Unconsolidated affiliates	30	94
Current portion of long-term debt, including related party	547	749
Accrued and other liabilities	594	525

Total current liabilities	1,743	1,748
Long-term debt, including related party	3,415	2,515
Deferred income taxes	199	168
Other liabilities	1,331	1,276
Commitments and contingencies
Minority interest	435	288
Shareholders’ equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 224,624,481 and 210,403,374 shares issued and outstanding	—	—
Additional paid-in capital	1,754	1,521
Retained earnings	280	122
Accumulated other comprehensive income (loss)	(204)	215

Total shareholders’ equity	1,830	1,858

Total liabilities and shareholders’ equity	$8,953	$7,853

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2008	2007	2006
	(Millions of dollars
	(U.S.), except share
	and per share data)

Revenues	$9,211	$3,216		$946

Costs of sales	7,347	1,796		566

Operating expenses:
Operations, maintenance, and general and administrative expenses	894	630		193
Depreciation and amortization	268	217		59
Taxes other than income	43	43		7
Other charges	56	50		—
(Gain) loss on disposition of assets	(93)	(21)		7

Total operating expenses	1,168	919		266

Equity income from unconsolidated affiliates	117	76		37

Operating income	813	577		151

Other income (expense):
Interest income	88	110		71
Interest expense	(378)	(306)		(138)
Foreign currency transaction gain (loss), net	(56)	19		(5)
Loss on early retirement of debt	—	(33)		—
Other income (expense), net	9	(22)		7

Total other expense	(337)	(232)		(65)

Income before income taxes and minority interests	476	345		86
Provision for income taxes	194	193		84
Minority interests expense	124	65		20

Income (loss) from continuing operations	158	87		(18)
Income from discontinued operations	—	3		7
Gain from disposal of discontinued operations	—	41		—

Net income (loss)	$158	$131		$(11)

Basic and diluted earnings per share:
Income (loss) from continuing operations	$0.73	$0.42	$	(0.09)
Discontinued operations	—	0.21		0.04

Net income (loss)	$0.73	$0.63		$(0.05)

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years
	Ended
	December 31,
	2008	2007	2006
	(Millions of dollars (U.S.))

Cash flows from operating activities:
Net income (loss)	$158	$131	$(11)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	268	217	59
Other charges	56	50	—
Increase in deferred revenue	55	120	28
Deferred income taxes	11	106	25
Equity earnings from unconsolidated affiliates	(117)	(76)	(37)
Distributions from unconsolidated affiliates	67	28	11
Foreign currency transaction (gain) loss, net	56	(19)	5
(Gain) loss on disposition of assets	(93)	(21)	7
Gain from disposal of discontinued operations	—	(41)	—
Loss on early retirement of debt	—	33	—
Minority interests	124	65	20
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables	(85)	(59)	(34)
Accounts payable, trade	24	77	27
Accrued income taxes	(24)	(26)	9
Accrued interest	16	14	(8)
Inventories	(15)	(7)	(15)
Prepaids and other current assets	4	(5)	13
Regulatory assets	(8)	112	31
Regulatory liabilities	(24)	(10)	8
Other	35	(3)	17

Net cash provided by operating activities	508	686	155

Cash flows from investing activities:
Proceeds from sale of investments	99	162	24
Capital expenditures	(372)	(249)	(76)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(253)	(1,111)	(2,280)
Cash and cash equivalents acquired	60	21	516
Net decrease in restricted cash	78	61	27
Other	(26)	(35)	60

Net cash used in investing activities	(414)	(1,151)	(1,729)

Cash flows from financing activities:
Issuance of long-term debt	478	1,531	1,788
Repayment of long-term debt	(213)	(1,777)	(172)
Payment of debt issuance costs	—	(18)	(33)
Increase (decrease) in short-term borrowings	(124)	459	(19)
Dividends paid to minority interest	(167)	(101)	(64)
Proceeds from issuance of common shares	200	—	920
Other	(1)	(6)	(25)

Net cash provided by financing activities	173	88	2,395

Effect of exchange rate changes on cash	(47)	63	3

Increase (decrease) in cash and cash equivalents	220	(314)	824
Cash and cash equivalents, beginning of period	516	830	6

Cash and cash equivalents, end of period	$736	$516	$830

Cash payments for income taxes, net of refunds	$173	$172	$50

Cash payments for interest, net of amounts capitalized	$264	$246	$66

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
		Additional	Retained	Other	Total
	Common	Paid-In	Earnings	Comprehensive	Shareholders’	Comprehensive
	Stock	Capital	(Deficit)	Income (Loss)	Equity	Income
	(Millions of dollars (U.S.))

Balance, January 1, 2006	$—	$350	$2	$(25)	$327
Net loss	—	—	(11)	—	(11)	$(11)
Contribution of invested capital	—	1,088	—	—	1,088	—
Compensation under stock incentive plan	—	(1)	—	—	(1)	—
Foreign currency translation	—	—	—	2	2	2
Stock issuance costs	—	(4)	—	—	(4)	—
Transition adjustment for pension and other post retirement benefits, net of income tax of $3 million	—	—	—	6	6	—
Change in fair value of available-for-sale- securities	—	—	—	34	34	34

Comprehensive income						$25

Balance, December 31, 2006	$—	$1,433	$(9)	$17	$1,441

Net income	—	—	131	—	131	131
Contribution of invested capital	—	79	—	—	79	—
Compensation under stock incentive plan	—	9	—	—	9	—
Foreign currency translation	—	—	—	210	210	210
Minimum pension liability adjustments, net of income tax of $8 million	—	—	—	16	16	16
Net unrealized loss on qualifying derivatives	—	—	—	(25)	(25)	(25)
Change in fair value of available-for-sale- securities	—	—	—	(3)	(3)	(3)

Comprehensive income						$329

Balance, December 31, 2007	$—	$1,521	$122	$215	$1,858

Net income	—	—	158	—	158	158
Issuance of new shares	—	223	—	—	223	—
Compensation under stock incentive plan	—	7	—	—	7	—
Foreign currency translation	—	—	—	(343)	(343)	(343)
Minimum pension liability adjustments, net of income tax of $16 million	—	—	—	32	32	32
Net unrealized loss on qualifying derivatives, net of income tax of $2 million	—	—	—	(43)	(43)	(43)
Change in fair value of available-for-sale- securities	—	—	—	(62)	(62)	(62)
Other	—	3	—	(3)	—	(3)

Comprehensive loss						$(261)

Balance, December 31, 2008	$—	$1,754	$280	$(204)	$1,830

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE COMPANY AND OPERATIONS

AEI (the “Parent Company,” formerly known as Ashmore Energy International and previous to that as Prisma Energy International Inc. (“PEI”)), a Cayman Islands exempted company, was formed on June 24, 2003. The Parent Company, which is a holding company, owns and operates its businesses through a number of holding companies, management services companies (collectively, “Holding Companies”), and operating companies (collectively, “AEI” or the “Company”). AEI, through its investments, is involved principally in power distribution, power generation, natural gas transportation and services, natural gas distribution, and retail fuel sales entirely outside of the United States of America. The Parent Company’s largest shareholders are investment funds (the “Ashmore Funds”), which have directly or indirectly appointed Ashmore Investment Management Limited (“Ashmore”) as their investment manager.

On October 3, 2005, certain Ashmore Funds acquired 51% of Elektra Noreste, S.A.’s (“Elektra”) voting and equity capital. Elektra was formed in 1998 to own and operate certain power distribution facilities and related assets in Panama. As of December 31, 2008, 51% of Elektra’s common stock is indirectly owned by the Parent Company. On October 12, 2005, Ashmore Energy International Limited (“AEIL”) was formed by Ashmore to act as a holding company for certain energy-related assets acquired by the Ashmore Funds, including Elektra, and to act as a platform to acquire PEI and the 15 operating businesses in which PEI had a substantive interest.

Interests in certain debt instruments issued by a number of holding companies of Argentine energy companies were also contributed immediately after the contribution of Elektra by certain Ashmore Funds to AEIL. In June 2007, the debt interest in one of the holding companies, which held controlling interests in Empresa Distribuidora de Energia Norte, S.A. (“EDEN”), an Argentine electrical distribution company, was exchanged for equity interests in EDEN. The debt interests in a separate holding company, which holds controlling interests in an Argentine gas distribution company, are expected to be exchanged for equity interests in such holding or operating company (see Note 19). The debt interest of a third Argentine holding company was sold in 2008 (see Note 13).

In 2006, AEIL acquired PEI from Enron Corp. and certain of its subsidiaries (collectively, “Enron”) in two stages, accounted for as a purchase step acquisition, as follows:

•	Stage 1 (completed May 25, 2006) — AEIL acquired 24.26% of the voting capital and 49% of the economic interest in PEI.

•	Stage 2 (completed September 7, 2006) — AEIL acquired the remaining 75.74% of the voting capital and the remaining 51% economic interest.

Due to the requirement to obtain certain governmental / regulatory approvals and consents from PEI’s partners and lenders, which were obtained between the completion of Stage 1 and Stage 2, AEIL was not permitted to, and did not, control the PEI operating businesses until the completion of Stage 2 of the acquisition, although AEIL had significant influence over PEI’s operating and financial policies as a result of its appointment of three of seven directors and certain officers, including the Chief Executive Officer. During that period, PEI remained controlled by Enron and its affiliates. AEI’s ownership in PEI was accounted for using the equity method of accounting for the period from May 25, 2006 to September 6, 2006. PEI’s financial position, results of operations, and cash flows are consolidated in the Company’s financial statements prospectively from September 7, 2006.

On December 29, 2006, AEIL and PEI were amalgamated under Cayman law, with PEI being the surviving entity. On the same date, PEI changed its name to Ashmore Energy International. In October 2007, the Company changed its name to AEI.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The operating companies of AEI as of December 31, 2008 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2008	2008
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment

Accroven SRL (“Accroven”)(a)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing Macro Gas Link Co. Ltd (“BMG”)(b)(c)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)(b)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)(d)	50.00	Equity Method	Chile	Power distribution
DHA Cogen Limited (“DCL”)(c)	59.94	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)(b)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)(b)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Sp. z.o.o. (“ENS”)(a)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)(a)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(c)	31.89	Equity Method	Argentina	Power generation
Empresa Energetica Corinto Ltd. (“Corinto”)(a)(b)(e)	50.00	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(a)(f)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(c)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(a)(g)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(a)(f)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(a)(f)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(c)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Corporation (“JPPC”)(b)	84.43	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(c)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)(d)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)(a)(c)	52.13	Consolidated	Colombia	Natural gas transportation and services, Natural gas distribution and Retail fuel
Puerto Quetzal Power LLC (“PQP”)(a)(b)	100.00	Consolidated	Guatemala	Power generation
Subic Power Corp. (“Subic”)(a)	50.00	Equity Method	Philippines	Power generation
Tipitapa Power Company Ltd (“Tipitapa”)(c)	100.00	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)(b)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)(a)	59.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(a)(f)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2008
	Ownership	Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment

Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(a)(i)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(a)(g)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	Acquired in 2006 as part of the step acquisition of PEI.

(b)	The Company’s initial or additional interest was purchased during 2007 (see Note 3).

(c)	The Company’s initial or additional interest was purchased during 2008 (see Note 3).

(d)	The Company’s initial interest was purchased during December 2007. POC holds the interest in the operations referred to as “Luz del Sur”. At the time of purchase of the 50.00% interest in Chilquinta, the Company also acquired a 50.00% interest in a related service company, Tecnored S.A. (“Tecnored”).

(e)	As part of the acquisition of an additional interest in Corinto in 2007, the Company acquired a 50.00% interest in Empresa Energetica Corinto Holdings Ltd. (“EEC Holdings”) and began consolidating the accounts of Corinto based on the voting power controlled by AEI (see Note 3).

(f)	These four companies comprise the integrated project “Cuiabá”.

(g)	As explained further in Note 3, the Company’s ownership in Transredes, through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0%. The company also maintains a 1.28% direct ownership interest in Transredes. Total direct and indirect ownership in GTB is 17.65% as of December 31, 2008. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.

(h)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.

(i)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.27%.

The Cuiaba and Trakya entities are variable interest entities. The Company has ownership interests and notes receivable with Cuiaba, which will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position in and is closely associated with Trakya’s operations through its Operations and Management agreement. Therefore, the Company has determined that it is the primary beneficiary for both Cuiaba and Trakya.

On December 20, 2007, the shareholders of the Company approved a five-for-one stock-split. All share and per share data has been adjusted for all periods presented to reflect that change in capital structure of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements include the accounts of all wholly-owned companies, majority-owned subsidiaries and controlled affiliates. Furthermore, the Company consolidates variable interest entities where it is determined to be the primary beneficiary. Investments in entities where the Company holds an ownership interest of at least 20%, and which it neither controls nor is the primary beneficiary but for which it exercises significant influence, are accounted for under the equity method of accounting. Other investments, in which the Company owns less than a 20% interest, unless the Company can clearly exercise significant influence over operating and financing policies, are recorded at cost. The consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Acquisition Accounting — Assets acquired and liabilities assumed in business combinations are recorded on the Company’s consolidated balance sheet in accordance with the purchase method of accounting which

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requires that the cost of the acquisition be allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company consolidates assets and liabilities from acquisitions as of the purchase date and includes earnings from acquisitions in the consolidated statement of operations from the purchase date. For certain acquisitions completed in 2008, the Company is still finalizing its purchase price allocation primarily related to the valuation of property, plant and equipment and intangibles (see Note 3). Accordingly, the information included in the accompanying financial statements reflects the fair value of certain of those assets and liabilities on a preliminary basis.

Discontinued Operations — As a result of the sale of Vengas in November 2007 discussed in Note 3, the Company reported discontinued operations for the years ended December 31, 2007 and 2006. The presentation of the results of operations through the date of sale are reported in income from discontinued operations, net of tax in the consolidated statements of operations.

Cash and Cash Equivalents — Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have a maturity of three months or less at the date of acquisition. Cash equivalents are stated at cost, which approximates fair value.

Restricted Cash — Restricted cash includes cash and cash equivalents that are restricted as to withdrawal or usage. Restrictions primarily consist of restrictions imposed by the financing agreements, such as security deposits kept as collateral, debt service reserves, maintenance reserves, and restrictions imposed by long-term power purchase agreements. Restrictions on cash and cash equivalents extending for a period greater than one year have been classified as non-current in other assets.

Allowance for Doubtful Accounts — A provision for losses on accounts, notes and lease receivables is established based on management’s estimates of amounts that it believes are unlikely to be collected. The Company estimates the allowance based on aging of specific accounts, economic trends and conditions affecting its customers, significant events, and historical experience.

Inventories — Inventories are stated at the lower of cost or net realizable value. Materials and spare parts inventory is primarily determined using the weighted average cost method. Fuel inventory is determined using either the weighted average cost or the first-in, first-out method.

Regulatory Assets and Liabilities — As the Company has certain operations (Elektro, Elektra and certain subsidiaries of Promigas) that are subject to the provisions of Statement No. 71, Accounting for the Effects of Certain Types of Regulation, assets and liabilities that result from the regulated rate making process are recorded that would not be recorded under generally accepted accounting principles for non-regulated entities. The Company capitalizes incurred allowable costs as deferred regulatory assets if it is a probable that future revenue at least equal to the costs incurred will be billed and collected through approved rates. If future recovery of costs is not considered probable, the incurred cost is recognized as an expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings.

Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost. Interest costs on borrowings incurred during the construction or upgrade of qualifying assets are capitalized and are included in the cost of the underlying asset. Expenditures for significant additions and improvements that extend the useful life of the assets are capitalized. Expenditures for maintenance costs and repairs are charged to expense as incurred.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method. The ranges of estimated useful lives for significant categories of property, plant, and equipment are as follows:

Machinery and equipment	3-50 years
Pipelines	25-50 years
Power generation equipment	18-40 years
Buildings	5-50 years
Vehicles	3-15 years
Furniture and fixtures	4-10 years

Upon retirement or sale, the Company removes the cost of the asset and the related accumulated depreciation from the accounts and reflects any resulting gain or loss in the consolidated statement of operations.

Long-Lived Asset Impairment — The Company evaluates long-lived assets, including amortizable intangibles and investments in unconsolidated affiliates, for impairment when circumstances indicate that the carrying amount of such assets may not be recoverable. These circumstances may include the relative pricing of electricity, anticipated demand, and cost and availability of fuel. When it is probable that the undiscounted cash flows will not be sufficient to recover the carrying amounts of those assets, the asset is written down to its estimated fair value based on market values, appraisals or discounted cash flows. Indefinite-lived intangibles are tested at least annually for impairment.

Investments in Unconsolidated Affiliates — Dividends received from those companies that the Company accounts for at cost are included in other income (expense), net. Dividends received in excess of the Company’s proportionate share of accumulated earnings on equity investments are applied as a reduction of the cost of the investments and as investing cash flows in the consolidated statement of cash flows.

Marketable Securities — Investment in debt securities consist of debt securities classified as available-for-sale, which are stated at estimated fair value. Unrealized gains and losses, net of tax, are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity until realized. At each period end, in order to evaluate the impairment, for securities whose market value is less than its costs, the Company applies a systematic methodology which considers the severity and duration of any impairment as well as any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. Held-to-maturity securities are those investments that the Company has the ability and intent to hold until maturity. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums and discounts, which approximates market value.

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. The amount of goodwill results from significant strategic and financial benefit to the Company including: a) the establishment of business platforms in emerging markets, b) broadened electric distribution, c) improved operational efficiencies for the gas distribution business, d) achieving economies of scale through utilization of common back office resources and e) utilization of the Company’s operational strengths and the combination of regional financial, operational and accounting expertise to realize cost savings. Goodwill is not subject to amortization, but is tested for impairment at least annually.

Intangible Assets — The Company’s intangible assets, excluding goodwill, are primarily made up of power purchase agreements, concession and land use rights, continuing customer relationships and trademarks. The power purchase agreements have a definite life and are amortized based on the unit method over the term of the agreement. The total value of the agreements represents the present value of the total estimated net earnings to be realized due to the agreements. Amounts amortized each year are representative of the

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discounted projected net earnings for the respective year. The weighted-average life of all power purchase agreements is 9 years. Customer relationships, trademarks and amortizable concession and land use rights are amortized over the life of the contracts.

Asset Retirement Obligations — The Company records liabilities for the fair value of the retirement and removal costs of long-lived assets in the period in which it is incurred adjusted for the passage of time and revisions to previous estimates, if the fair value of the liability can be reasonably estimated. The Company’s asset retirement obligations were not material at either December 31, 2008 or 2007.

Deferred Financing Costs — Financing costs are deferred and amortized over the financing period using the effective interest rate method.

Revenue Recognition — The Company’s consolidated revenues are attributable to sales and other revenues associated with the transmission and distribution of power; sales from the generation of power; and the wholesale and retail sale of gasoline and compressed natural gas (“CNG”). Power distribution sales to final customers are recognized when power is provided. Revenues that have been earned but not yet billed are accrued based upon the estimated amount of energy delivered during the unbilled period and the approved or contractual billing rates for each category of customer. Unbilled revenues were $130 million and $134 million as of December 31, 2008 and 2007, respectively. Revenues received from other power distribution companies for use of the Company’s basic transmission and distribution network are recognized in the month that the network services are provided. The Company determined that certain power purchase agreements should be considered leases and recognizes these revenues ratably over the term of the power purchase agreement based on a levelized rate of return considering the terms of the agreement. Taxes collected from customers and remitted to governmental authorities are excluded from revenues. Revenues from sales of gasoline and CNG are recognized when gases are delivered.

Deferred Revenue — Revenues from certain power generation contracts with decreasing scheduled rates are recognized based on the lesser of (1) the amount billable under the contract or (2) an amount determined by the kilowatt-hour made available during the period multiplied by the estimated average revenue per kilowatt-hour over the term of the contract. The cumulative difference between the amount billed and the amount recognized as revenue is reflected as deferred revenue on the consolidated balance sheet.

Natural gas distribution network connection fees related to gas sales agreements are received from new customers in advance and are recognized over the shorter of the estimated life of the customer relationship or the life of the concession agreement, as applicable. The cumulative difference between the up-front connection fees received and the amount recognized in revenue is reflected as deferred revenue on the consolidated balance sheet.

Earnings Per Share — Basic earnings per share are calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of outstanding options and securities issuable under the Company’s stock-based incentive plans. Potentially dilutive securities are excluded from calculating diluted earnings per share if their inclusion is anti-dilutive.

Income Taxes — Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company adopted Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007, and recorded a reduction to beginning retained earnings of less than $1 million. See Note 16.

Derivatives — The Company may enter into various derivative transactions in order to hedge its exposure to commodity, foreign currency, and interest rate risk. The Company reflects all derivatives as either assets or

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities on the consolidated balance sheet at their fair value. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income. Some contracts of the Company do not meet derivative classification requirements due to the fact that the contracts are not readily convertible to cash.

Our policy is to formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedged item, the nature of the risk being hedged and the manner in which the hedging instrument’s effectiveness will be assessed. At the inception of the hedge and on a quarterly basis, we assess whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Any ineffective portion of the unrealized gain or loss is reclassified to earnings in the current period. Hedge accounting is discontinued prospectively when a hedge instrument is terminated or ceases to be highly effective. Gains and losses deferred in accumulated other comprehensive income (loss) related to cash flow hedges for which hedge accounting has been discontinued remain deferred until the forecasted transaction occurs. If it is no longer probable that a hedged forecasted transaction will occur, deferred gains or losses on the hedging instrument are reclassified to earnings immediately.

Pension Benefits — Employees in the United States and in some of the foreign locations are covered by various retirement plans provided by AEI or the respective Operating Companies. The types of plans include defined contribution and savings plans, and defined benefit plans. Expenses attributable to the defined contribution and savings plans are recognized as incurred. Expenses related to the defined benefit plans are determined based on a number of factors, including benefits earned, salaries, actuarial assumptions, the passage of time, and expected returns on plan assets. In certain countries, including Panama, El Salvador and Colombia, local labor laws require the Company to pay severance indemnities to employees when their employment is terminated. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. The Company accrues these benefits based on historical experience and third party evaluations.

Stock-Based Compensation — The Company has a long-term equity incentive compensation plan. The fair value of awards granted under the Company’s long-term equity incentive compensation plan is determined as of the date of the share grant, and compensation expense is recognized over the required vesting period.

Environmental Matters — The Company is subject to a broad range of environmental, health, and safety laws and regulations. Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law. Established accruals are adjusted periodically due to new assessments and remediation efforts, or as additional technical and legal information become available.

Foreign Currency — The Company translates the financial statements of its international subsidiaries from their respective functional currencies into the U.S. dollar. An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. Subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect as of the balance sheet date. The revenues and expenses of such subsidiaries are translated into U.S. dollars at the average exchange rates for the year. Translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has determined that the functional currency for some subsidiaries is the U.S. dollar due to their operating, financing, and other contractual arrangements. For the periods presented, the Operating Companies that are considered to have their local currency as the functional currency are EDEN and Emgasud in Argentina; Tongda, BMG and Luoyang in China; Elektro in Brazil; DCL in Pakistan; ENS in Poland; Chilquinta in Chile; Luz del Sur in Peru; and certain operating companies of Promigas in Colombia.

Intercompany notes between subsidiaries that have different functional currencies result in the recognition of foreign currency exchange gains and losses unless the Company does not plan to settle or is unable to anticipate settlement in the foreseeable future. All balances eliminate upon consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to unbilled revenues, useful lives and carrying values of long-lived assets, assumptions used to test goodwill, intangible assets and equity and cost method investments for impairment, collectibility and valuation allowances for receivables, primary beneficiary determination for the Company’s investments in variable interest entities, determination of functional currency, allocation of purchase price, the recoverability of deferred regulatory assets, the outcome of pending litigation, the resolution of uncertainties, provision for income taxes, and fair value calculations of derivative instruments.

Recent Accounting Policies — In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Certain requirements of SFAS No. 157 became effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The effective date for other requirements of SFAS No. 157 was deferred for one year by the FASB. The Company adopted the sections of SFAS No. 157 which are effective for fiscal years beginning after November 15, 2007 and there was no impact on the Company’s consolidated statements of operations. The Company adopted the remaining requirements of SFAS No. 157 on January 1, 2009 and the adoption will impact on the recognition of nonfinancial assets and liabilities in future business combinations and the future determinations of impairment for nonfinancial assets and liabilities.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), effective for fiscal years beginning after November 15, 2007. SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value and requires unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings. The Company adopted SFAS No. 159 on January 1, 2008 and has elected to not adopt the fair value option for any eligible assets nor liabilities.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”), that must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141R establishes principles and requirements on how an acquirer recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, noncontrolling interests in the acquiree, goodwill or gain from a bargain purchase and accounting for transaction costs. Additionally, SFAS No. 141R determines what information must be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted SFAS No. 141R on January 1, 2009 and will apply the provisions to any future business combinations.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on January 1, 2009 and will incorporate the additional disclosures in financial statements and financial statement presentation for fiscal year end 2009.

In November 2008, the FASB issued EITF Issue No. 08-6, Equity Method Investment Accounting Considerations. EITF Issue No. 08-6 establishes that the accounting application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of SFAS No. 141R and SFAS No. 160. EITF Issue No. 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS No. 141R and SFAS No. 160. The Company adopted EITF Issue No. 08-6 on January 1, 2009 and will apply the provisions to any future equity method investments.

Although past transactions would have been accounted for differently under SFAS No. 141R, SFAS No. 160 and EITF Issue No. 08-6, application of these statements in 2009 will not affect historical amounts.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS No. 161”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). SFAS No. 161 requires enhanced disclosures about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company adopted SFAS No. 161 on January 1, 2009 and will include the required disclosures in its 2009 consolidated financial statements.

3.	ACQUISITIONS AND DISPOSALS

Acquisitions

2008 Acquisitions

Sociedad de Inversiones en Energia (“SIE”) — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. The merger was made to advance the strategy of Promigas in its retail gas business. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger in accordance with EITF 90-13, Accounting for Simultaneous Common Control Mergers, and a gain of $68 million, net of tax of $0 million, was recognized on the 46.03% of Gazel effectively sold to the minority shareholders of SIE. Minority interest expense of $55 million was also recognized as a result of the gain on sale. Incremental goodwill was recorded in the amount of $188 million related to this transaction. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the fair values of assets acquired and liabilities assumed as of the date of acquisition is as follows:

SIE
Millions of
dollars (U.S.)

Current assets	$86
Property, plant, and equipment, net	51
Goodwill	188
Intangibles	78
Other noncurrent assets	11

Assets acquired	414

Current liabilities	87
Long-term debt	66
Other long-term liabilities	17
Minority interest	114

Liabilities assumed	284

Net assets acquired	$130

The $78 million of acquired intangible assets has been allocated to continuing customer relationships, trademarks and land use rights. The continuing customer relationships and the land use rights are being amortized based on the benefits expected to be realized considering the related expected cash flows. Trademarks have an indefinite life and will not be amortized, but will be evaluated annually for any impairment. The weighted average amortization period is estimated as 26 years for continuing customer relationships and 11 years for land use rights.

Unaudited Pro Forma Results of Operations

The following table reflects the consolidated pro forma results of operations of the Company as if the SIE acquisition and all 2007 acquisitions and disposals had occurred as of January 1, 2007.

For the Year Ended
December 31, 2007
Millions of dollars (U.S.)

Revenues	$7,475
Cost of sales	5,676
Operations, maintenance, and general and administrative expenses	1,110
Operating income	821
Income before income taxes and minority interests	462
Minority interests	145
Income from continuing operations	90
Basic earnings per share	$0.43

BMG — On January 30, 2008, the Company completed its acquisition of a 70.00% interest in BMG and its subsidiaries for $58 million in cash and recorded $5 million of goodwill as a result of the purchase. A portion of the interest purchased was funded in December 2007 and this 10.23% interest was accounted for under the cost method in 2007. As a result of the January 2008 transaction, BMG was consolidated from January 30, 2008 forward. BMG builds city gas pipelines and sells and distributes piped gas in the People’s Republic of China. The Company is in the process of finalizing its purchase price allocation.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Luoyang — On February 5, 2008, the Company acquired for $14 million in cash a 48% interest in Luoyang located in the Henan Province, People’s Republic of China. Luoyang owns and operates a power plant consisting of two coal-fired circulating fluidized-bed boilers and two 135 megawatt (“MW”) steam turbines. As part of the transaction, the Company’s representation on Luoyang’s board of directors is four of the total seven members, which allows the Company to exercise control over Luoyang’s daily operations. On June 6, 2008, the Company acquired an additional 2% of Luoyang for $5 million in cash, increasing its total ownership to 50%. The Company recorded a total of $11 million of goodwill as a result of the acquisitions of ownership interests in Luoyang. The Company is in the process of finalizing its purchase price allocation.

Tipitapa — On June 11, 2008, the Company acquired 100% of Tipitapa, a power generation company with operations in Nicaragua, for $18 million in cash. The excess of $4 million of fair value of the net assets of Tipitapa over the purchase price was applied as a reduction to the fixed assets. Tipitapa provides 51 MW of generation capacity and associated energy through a long-term power purchase agreement (“PPA”) with two Nicaraguan distribution companies. The Company is in the process of finalizing its purchase price allocation.

DCL — On July 18, 2008, the Company acquired for $19 million a 48.18% interest in DCL located in Karachi, Pakistan. DCL owns and operates a 94 MW combined-cycle gas power plant and a 3 million gallons per day water desalination facility. On April 17, 2008, the plant commenced commercial operations dispatching 80 MW of power. However, due to continuing vibration levels since startup, the plant was shut down on September 11, 2008 and is currently not operating. The Company currently cannot predict when the plant will resume operations. On July 30, 2008, the Company acquired an additional 4.81% of DCL for $4 million in cash, increasing its total ownership to 52.99%. As part of the transactions, the Company’s representation on DCL’s board of directors is five of the total eight members, which allows the Company to exercise control over DCL’s daily operations. The Company recorded a total of $10 million of goodwill as a result of the acquisitions of ownership interests in DCL. The PPA of DCL is accounted for as a direct financing lease by the Company. The Company is still in the process of finalizing its purchase price allocation. Through December 31, 2008, the Company executed additional share subscription agreements for approximately $6 million that have resulted in an increase in the Company’s ownership to 59.94%. Subsequently, the Company increased its ownership to 60.22% through additional share subscriptions for less than $1 million. For further information regarding DCL, see Note 25.

2008 Acquisitions of development assets

Fenix — On June 26, 2008, AEI acquired an 85% interest in Empresa Electrica de Generacion de Chilca S.A., referred to as “Fenix”, a Peruvian company developing a 544 MW combined cycle natural gas-fired generating facility in Chilca, Peru. The interest was acquired for $100 million cash paid at the closing. Future capital contributions, of which AEI would be required to pay $20 million, will be required from all shareholders at the commencement of construction and the full commencement of commercial operations. The power generation plant construction is expected to be initiated in 2009 and completed in 2011.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the estimated fair values of the consolidated assets acquired and liabilities assumed during 2008 as of the date of acquisitions is as follows:

	BMG	Luoyang	Tipitapa	DCL	Fenix
	Millions of dollars (U.S.)

Current assets	$56	$15	$22	$30	$1
Property, plant, and equipment, net	29	149	12	35	125
Goodwill	6	11	—	10	—
Intangibles, net	32	8	—	—	—
Other assets	6	—	3	67	1

Assets acquired	129	183	37	142	127

Current liabilities	35	76	8	47	5
Long-term debt	8	85	6	61	—
Other liabilities	8	2	5	—	8
Minority Interest	20	1	—	11	14

Liabilities assumed	71	164	19	119	27

Net assets acquired	$58	$19	$18	$23	$100

Of the $40 million of acquired intangible assets, $26 million was allocated to concession rights in BMG and $14 million to land use rights in BMG and Luoyang. The concessions rights will be amortized on a straight-line basis over the remaining life of the concessions. The land use rights will be amortized on a straight-line basis over the remaining life of the land use rights. The weighted average amortization period is 27 years for concession rights and 45 years for the land use rights.

2008 Acquisition of equity investments

Emgasud — On November 28, 2008, AEI, through its wholly owned affiliates acquired a 28% equity interest in Emgasud, an Argentine corporation focused on the electricity and gas industries. This transaction was effected through the contribution of $15 million to Emgasud and the acquisition of minority shareholder equity positions in exchange for 1,699,643 AEI shares. On December 23, 2008, AEI made a second capital contribution to Emgasud of $10 million and increased its equity in Emgasud to 31.89%. The Company accounts for this investment under the equity method. The agreement with Emgasud provides for the acquisition by AEI or its affiliates of a total interest in Emgasud of up to 61.41%. The primary business of Emgasud is the ownership, operation and development of several gas power plants with a nominal generation capacity totaling 512 MW. The Company is in the process of finalizing its purchase price allocation.

2008 Greenfield development projects

Jaguar — On May 5, 2008, a subsidiary of the Company was awarded a contract to supply 200 MW to local distribution companies as part of a competitive public bid process in Guatemala for which a subsidiary of the Company will build, own and operate a nominal 300 MW solid fuel-fired generating facility. A subsidiary of the Company also executed power purchase agreements to sell capacity and energy for 15 year terms. The power generation plant construction is expected to be initiated in 2009 and completed in 2012. The plant will be located 80 kilometers south of Guatemala City in Escuintla, Guatemala.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008 Acquisitions of additional interests in entities already consolidated in 2007

Promigas — During the year ended December 31, 2008, Promigas acquired additional ownership interests in consolidated subsidiaries for $36 million in cash and recorded $14 million of goodwill as a result of the purchases. The Company is in the process of finalizing the purchase price allocations.

2007 Acquisitions

DelSur — On May 24, 2007, AEI acquired 100% of the equity of Electricidad de CentroAmerica S.A. de C.V., the parent of DelSur, for $181 million resulting in an indirect 86.4% equity ownership in Delsur and $53 million of incremental non-deductible goodwill. The purchase price was financed by $100 million of third party debt and $81 million of cash. Delsur is an electrical distribution company in El Salvador and serves the south-central region of the country.

EDEN — On June 26, 2007, AEI acquired 100% of AESEBA, S.A. (“AESEBA”) for $75 million with part of the acquisition price representing the conversion of AESEBA debt to equity plus $17 million in cash. AESEBA holds 90% of the equity of EDEN, the electrical distribution company in the northern Buenos Aires Province in Argentina. The closing of the transaction remains subject to obtaining the approval of the Argentine anti-trust authorities. In the event such approval is not obtained, the shares of AESEBA would be re-transferred to a trust (or, in the event such transfer was not permitted, to the seller) to be held pending their sale by AEI. All proceeds of any such sale would be paid directly to AEI.

Cálidda — On June 28, 2007, AEI and Promigas acquired 100% of the equity ownership of Cálidda for $56 million in cash. AEI and Promigas own Cálidda through a 60/40 equity ownership split. Cálidda is a Peruvian natural gas distribution company that owns the concession to operate in the Lima and Callao provinces.

Tongda — On August 14, 2007, AEI acquired 100% of the equity of Tongda for $45 million in cash and recorded $9 million of non-deductible goodwill. Tongda is incorporated in Singapore and constructs urban gas pipelines, sells and distributes gas, and operates auto-filling stations in mainland China. As of December 31, 2008, Tongda held controlling interests in thirteen urban gas companies.

Corinto — In August and September 2007, AEI acquired 100% of Globeleq Holdings (Corinto) Limited, which held a 30% direct interest in Corinto, for $14 million in cash by exercising its right of first refusal under an existing agreement. Subsequently, AEI sold 50% of Globeleq Holdings (Corinto) Limited along with 15% (half of the interest acquired through the right of first refusal exercise) of the newly acquired indirect interest in Corinto for $7 million and began consolidating the accounts of Corinto based on the voting power controlled by AEI. Upon closing of the transactions, AEI increased its indirect ownership in Corinto from 35% to 50% and its representation on Corinto’s board of directors from two to four members out of the total seven members.

JPPC — On October 30, 2007, AEI purchased an indirect 84.4% interest in JPPC for $26 million in cash. JPPC owns a base-load diesel-fired generating facility located on the east side of Kingston, Jamaica. The acquisition cost was $11 million less than the fair value of JPPC net assets at the date of acquisition. The excess of fair value over cost was recorded as a reduction of property, plant and equipment.

Chilquinta and POC — On December 14, 2007, AEI completed the acquisition of a 50% indirect interest in Chilquinta and a 50% indirect interest in POC, which holds the interests in the operations referred to as “Luz del Sur”, from a common owner for $685 million in cash. The acquisition includes, among other associated companies, service companies, including Tecnored, that provide management of technical projects and services, construction work, maintenance and other services to the utilities. AEI accounts for these investments under the equity method.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007 Acquisitions of additional interests in entities already consolidated in 2006

Generadora San Felipe and Operadora San Felipe — On February 22, 2007, the Company acquired an additional 15% interest in Generadora San Felipe and an additional 50% interest in Operadora San Felipe for $14 million in cash and recorded $5 million of goodwill as a result of the purchases. The plant is located on the Dominican Republic’s north coast in the city of Puerto Plata.

PQP — On September 14, 2007, AEI acquired additional equity interests in PQP resulting in AEI owning 100% of PQP. The total purchase price of $57 million was paid in cash and $28 million in non-deductible goodwill was recorded as a result of the purchase. Through its branch in Guatemala, PQP owns three barge-mounted, diesel-fired generation facilities located on the Pacific coast at Puerto Quetzal.

2006 Acquisitions

PEI — During 2006, AEIL completed the acquisition of all of the assets and assumed substantially all of the operating liabilities of PEI in two stages accounted for as a purchase step acquisition (see Note 1). For the period from May 25, 2006 to September 6, 2006, AEIL’s ownership in PEI was accounted for using the equity method of accounting. The aggregate consideration paid for the acquisition was $1,768 million.

PEI owned and operated its businesses through a number of intermediate holding companies, management services companies, and operating companies and was involved in power distribution, power generation, and natural gas transportation and services outside of the United States. AEIL acquired PEI to expand its portfolio of energy infrastructure assets in various international emerging markets. The acquisition cost was less than the fair value of PEI’s net assets at the date of acquisition. The excess of the fair value of net assets over cost of $59 million was recorded as a pro rata reduction to the amounts assigned to noncurrent assets of PEI. Intangible assets acquired of $21 million consisted primarily of power purchase agreements, which are being amortized over the term of such agreements.

Promigas — On May 23, 2006, PEI distributed a portion of its interests in a holding company that held shares representing a 33.04% ownership interest in Promigas (“Promigas Equity”) to a subsidiary of Enron. PEI retained 9.9% of Promigas that AEIL obtained in connection with its purchase of PEI and continued to account for its investment under the equity method due to PEI’s significant financial influence. Under Colombian securities law, at such time, an investor could not acquire 10% or more of an entity listed on the Colombian stock exchange without doing so through a public process in the Colombian stock exchange. In accordance with the Share Purchase Agreement among Enron, certain subsidiaries of Enron, AEIL, and PEI, Enron commenced a public auction process (a “martillo”) of the Promigas Equity through the Colombian stock exchange. On December 22, 2006, PEI purchased the 33.04% ownership interest in Promigas from Enron for $350 million. On December 27, 2006, PEI purchased an additional 9.94% ownership interest in Promigas, also through a martillo, from another shareholder for $161 million. PEI incurred $1 million in acquisition costs related to both martillos. With the conclusion of the acquisitions in December 2006, PEI held a 52.88% ownership interest and began consolidating the accounts of Promigas. PEI acquired Promigas to further expand its portfolio of essential energy infrastructure assets and to gain a controlling position in Promigas. The acquisitions resulted in approximately $289 million of non-deductible goodwill and $20 million of recognized intangible assets comprised primarily of joint-operating agreements in its retail business.

Dispositions

Transredes

On May 1, 2008, the Bolivian government issued Supreme decree No. 29541 (“Expropriation Decree”) pursuant to which it stated that the state-run oil and gas company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), would acquire 263,429 shares of Transredes from TR Holdings at a price of $48 per share. On June 2, 2008, the Bolivian government issued Supreme Decree No. 29586 pursuant to which it stated that it

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would nationalize 100% of the shares held by TR Holdings in Transredes at the price per share set forth in the May 1, 2008 Supreme Decree, subject to deductions for categories of contingencies specified in the decree. In October 2008, the Company reached a settlement with YPFB, recognized by the Bolivian government, pursuant to which YPFB agreed to pay to the Company $120 million in two installments. The first and second payments of $60 million each were made in October 2008 and March 2009, respectively. The Company accounted for its investment in Transredes under the equity method and recognized a gain of $57 million for the year ended 2008. The gain is presented in the (Gain) loss on disposition of assets line of the Consolidated Statement of Operations.

BLM

On March 14, 2007, the Company sold its indirect interest, which included the Company’s interest in all outstanding legal claims, in BLM. The Company recognized a gain of $21 million in the first quarter of 2007 as a result of the sale of BLM. As a result of the continuing cash flows between BLM and the Company, the gain is presented in (gain) loss on disposition of assets and not as part of gain from disposal of discontinued operations in the consolidated statements of operations.

Discontinued Operations — Vengas

On November 15, 2007, the Company completed the sale, through a holding company, of 98.16% of Vengas (constituting its entire interest in Vengas) for $73 million in cash. The Company recorded a gain of $41 million in the fourth quarter of 2007 for which no taxes were recorded due to certain exemptions under the holding company’s tax status. Vengas was previously presented as part of the retail fuel segment.

Summarized financial information related to Vengas’ operations is as follows:

	For the Years Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Revenues	$64	$23
Income from discontinued operations before taxes	3	7
Provision for income tax	—	—
Income from discontinued operations	3	7
Gain on sale of discontinued operations	41	—

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited Pro Forma Results of Operations

The following table reflects the comparative consolidated pro forma results of operations of the Company as if the 2007 and 2006 acquisitions and disposals described above had occurred as of January 1, 2007 and January 1, 2006, respectively.

	For the Year Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Revenues	$3,452	$3,044
Cost of sales	1,946	1,694
Operations and maintenance expense	974	833
Operating income	664	620
Other expense	319	174
Income from continuing operations before income taxes	286	367
Income from continuing operations	85	49
Basic earnings per share	$0.41	$0.25

4.	OTHER CHARGES

Cuiabá — On October 1, 2007, the Company received a notice from EPE’s sole customer, Furnas Centrais Electricas S.A. (“Furnas”), purporting to terminate its agreement with EPE as a result of the current lack of gas supply from Bolivia. EPE contested Furnas’ position and is vigorously opposing Furnas’ efforts to terminate the agreement. EPE and Furnas are currently engaged in an arbitration on this issue. EPE determined that it is probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Accordingly, during the fourth quarter of 2007, the Company recorded a charge totaling $50 million against its lease investment receivable associated with the EPE power purchase agreement.

As a result of the current arbitration and the continuing lack of a gas supply contract for the EPE plant, in the third quarter of 2008, EPE determined that although a legal arrangement continued to exist and therefore lease accounting still applied, it was probable that it will be unable to collect all minimum lease payment amounts due according to the contractual terms of the lease. Therefore, the Company recorded an additional charge totaling $44 million related to its lease investment receivable reflected as a loss in the line item “Other charges” in the Consolidated Statement of Operations. The fair value of the net lease receivable was determined based on expected future cash flows considering various potential scenarios and assigning a probability. Based on estimates and judgments, the Company assigned the most probable outcome to be the EPE plant re-commencing operations in future years under a gas supply agreement based on new market conditions or operating using diesel fuel. The Company also considered the continuation of the lease under the existing PPA, or a similar PPA commencing in the future.

As of December 31, 2008, the Company determined, based on the continuing lack of gas supply and status of the arbitration, as described in Note 25, that the power supply agreement should no longer be accounted for as an in-substance financing lease. As a result, the lease receivable balance was removed from the Company’s accounts and property, plant and equipment was recorded at the net carrying amount, which is less than fair value. As a result of terminating lease accounting, no net adjustment was required to be charged to income. The fair value of the property, plant and equipment was determined based on expected future cash flows considering various potential scenarios and assigning a probability. Based on estimates and judgments, the Company assigned the most probable outcome to be the EPE plant re-commencing operations in future years under a gas supply agreement based on new market conditions or operating using diesel fuel.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the above, the Company performed an impairment test of the integrated Cuiabá project, which is considered to be a long-lived asset group with independent cash flows, and determined that there was no impairment. Cash flows used in estimating the lease receivable balance and used in the impairment test could differ from those actually paid or received which could result in further charges recognized by the Company.

Synthesis Energy Systems, Inc. (“SES”) — The Company has a 3.65% interest in SES, an energy and technology company that builds, owns and operates coal gasification plants in China and the U.S. Due to a severe decline in the publicly-traded equity value of SES, the Company recorded a $12 million impairment of its $16 million cost method investment during the fourth quarter of 2008.

5.	(GAIN) LOSS ON DISPOSITION OF ASSETS

(Gain) loss on disposition of assets consists of the following:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Gain on exchange for additional shares of SIE (see Note 3)	$(68)	$—	$—
Gain on nationalization of Transredes (see Note 3)	(57)	—	—
Loss on sale of operating equipment	18	10	7
Loss on sale of debt securities (see Note 13)	14	—	—
Gain on sale of BLM (see Note 3)	—	(21)	—
Gain on sale of shares of Promigas	—	(10)	—

	$(93)	$(21)	$7

In December 2007, a subsidiary of the Company sold 1,009,006 shares of Promigas reducing its ownership from 52.88% to 52.12%. The Company received $19 million in cash proceeds and recognized a $10 million gain.

During 2008, $5 million of cumulative translation adjustments was recognized in (gain) loss on disposition of assets as a result of the nationalization of Transredes and the exchange for additional shares of SIE noted above.

6.	OTHER INCOME (EXPENSE), NET

Other income (expense), net, consists of the following:

	For the Year
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Dividend income	$3	$3	$—
Gain (loss) on derivatives	(2)	(13)	2
Other	8	(12)	5

	$9	$(22)	$7

The Company recognized $(2) million, $1 million and $2 million gain (loss) in 2008, 2007 and 2006, respectively, for the ineffective portion of interest rate swaps that qualified for hedge accounting treatment (see

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 19). The Company also recognized $14 million loss related to foreign currency derivative transactions in 2007.

7.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Parent Company	$284	$31
Consolidated Holding and Service Companies	35	157
Consolidated Operating Companies	417	328

Total cash and cash equivalents	$736	$516

Cash remittances from the consolidated Holding Companies, Service Companies, and Operating Companies to the Parent Company are made through payment of dividends, capital reductions, advances against future dividends, or repayment of shareholder loans. The ability and timing for many of these companies to make cash remittances is subject to their operational and financial performance, compliance with their respective shareholder and financing agreements, and with governmental, regulatory, and statutory requirements.

Cash and cash equivalents held by the consolidated Holding Companies, Service Companies, and Operating Companies that are denominated in currencies other than the U.S. dollar are as follows (translated to U.S. dollars at period-end exchange rates):

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Brazilian Real	$111	$133
Colombian Peso	96	50
Chinese Renminbi	15	—
Chilean Peso	14	—
Polish Zloty	8	4
Argentinean Peso	7	6
Peruvian Nuevo Sol	2	8
Jamaican Dollar	2	—
Other	5	4

Total foreign currency cash and cash equivalents	$260	$205

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted cash consists of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Current restricted cash:
Restricted due to power purchase agreements	$4	$5
Collateral and debt reserves for financing agreements	63	78
Other	16	12

Total current restricted cash	83	95

Noncurrent restricted cash (included in other assets, see Note 13):
Restricted due to long-term power purchase agreements	5	56
Amounts in escrow accounts related to taxes	24	25
Collateral and debt reserves for financing agreements	8	47
Other	12	—

Total non-current restricted cash	49	128

Total restricted cash	$132	$223

8.	INVENTORIES

Inventories consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Materials and spare parts	$141	$78
Fuel	98	39

Total inventories	$239	$117

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	PREPAIDS AND OTHER CURRENT ASSETS

Prepaids and other current assets consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Prepayments	$29	$30
Regulatory assets	25	30
Deferred income taxes	71	88
Receivable from YPFB (see Note 3)	60	—
Taxes other than income	36	31
Government subsidy — Delsur	20	7
Net investments in direct financing leases (see Notes 3 and 13)	10	—
Current marketable securities	7	2
Other	126	75

Total	$384	$263

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment, net consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Machinery and equipment	$1,888	$1,924
Pipelines	777	745
Power generation equipment	862	432
Land and buildings	378	117
Vehicles	29	20
Furniture and fixtures	31	13
Other	106	108
Construction-in-process	209	143

Total	4,280	3,502
Less accumulated depreciation and amortization	(756)	(467)

Total property, plant and equipment, net	$3,524	$3,035

Elektro has property, plant, and equipment that, at the end of its 30-year renewable Concession Agreement in 2028, if not renewed, reverts back to the Brazilian federal government. Elektro may seek an extension of the Concession Agreement for an equal term of 30 years by submitting a written request to the Brazilian regulator accompanied by proof of compliance with various fiscal and social obligations required by law. The property, plant, and equipment, net, subject to the Concession Agreement provision was $1,082 million and $1,389 million at December 31, 2008 and 2007, respectively.

Trakya has property, plant, and equipment under an operating lease with the Turkish Ministry of Energy and National Resources (“Ministry”), that, at the end of the initial term of its Energy Sales Agreement in

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2019, if not extended, will be transferred to the Ministry. The property, plant, and equipment, net, was $132 million and $143 million at December 31, 2008 and 2007, respectively.

Promigas has property, plant, and equipment that, as part of its concession agreement, for which the government has the option to purchase upon conclusion of the contract in 2026 or of its extended term, if any, at a price to be determined between the parties or by independent appraisers. The property, plant, and equipment balance, net, was $849 million and $614 million at December 31, 2008 and 2007, respectively.

Property, plant, and equipment of several Operating Companies is pledged as collateral for their respective long-term financings (see Note 15).

Depreciation and amortization expense is summarized as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Depreciation and amortization of property, plant and equipment, including those recorded under capital leases	$223	$184	$55
Amortization of intangible assets, net	45	33	4

Total	$268	$217	$59

The Company capitalized interest of $12 million, $5 million and $6 million for each of the years ended December 31, 2008, 2007 and 2006, respectively.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	INVESTMENTS IN AND NOTES RECEIVABLE FROM UNCONSOLIDATED AFFILIATES

The Company’s investments in and notes receivable from unconsolidated affiliates consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Equity method:
Accroven	$24	$14
BMG’s equity method investments	1	—
Chilquinta	266	330
EEC Holdings	7	7
GTB	—	14
Emgasud (see Note 3)	49	—
POC	341	344
Promigas’ equity method investments	41	84
Subic	9	7
Tecnored	21	24
TR Holdings (see Note 3)	—	58

Total investments — equity method	759	882
Total investments — cost method	28	27

Total investments in unconsolidated affiliates	787	909

Notes receivable from unconsolidated affiliates:
Chilquinta	98	97
GTB	14	14
TBG	8	8

Total notes receivable from unconsolidated affiliates	120	119

Total investments in and notes receivable from unconsolidated affiliates	$907	$1,028

The Company’s share of the underlying net assets of its investments at fair value in POC, Chilquinta, Tecnored and Emgasud was less than the carrying amount of the investments. The basis differential of $205 million represents primarily indefinite-lived intangible concession rights and goodwill which are tested annually for impairment.

Except for the $205 million of goodwill and intangibles noted above, the Company’s share of the underlying net assets of its remaining equity investments exceeded the purchase price of those investments. The credit excess of $36 million as of December 31, 2008 is being amortized into income on the straight-line basis over the estimated useful lives of the underlying assets.

The Company’s equity method investment in Chilquinta decreased by $64 million to $266 million as of December 31, 2008 primarily due to the depreciation of the Chilean Peso relative to the U.S. dollar during 2008, partially offset by equity earnings.

Promigas’ equity method investments decreased by $43 million to $41 million as of December 31, 2008 primarily due to the consolidation of SIE in 2008, which in 2007 was an equity method investment. (see Note 3).

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity income (loss) from unconsolidated affiliates is as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars
	(U.S.)

Accroven	$16	$12	$—
BMG’s equity (loss) from investments in unconsolidated affiliates	(1)	—	—
Chilquinta	32	1	—
GTB	1	5	2
PEI (see Note 1)	—	—	30
POC	32	1	—
Promigas	—	—	3
Promigas’ equity income from investments in unconsolidated affiliates	14	29	—
Subic	12	10	4
Tecnored	4	—	—
TR Holdings	7	18	(2)

Total	$117	$76	$37

Dividends received from unconsolidated affiliates amounted to $67 million, $32 million and $9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As discussed in Note 3, the Company acquired additional ownership interests in Promigas during December 2006 and the accounts of Promigas were consolidated as of December 31, 2006. The amount reflected in the table above as equity income from unconsolidated affiliates is the amount prior to the consolidation of Promigas during 2006. The amount reflected as Promigas’ equity method investments represents the account balances and equity income of Promigas’ equity method investments only during the periods after Promigas was consolidated. PEI equity income in 2006 represents AEI’s share of four months of equity income while PEI was accounted for under the equity method (see Note 3).

Summarized financial data for investments accounted for under the equity method as of December 31, 2008 are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Combined Balance Sheet data
Current assets	$662	$1,265
Noncurrent assets	2,126	3,864
Current liabilities	470	930
Noncurrent liabilities	968	2,070

	For the Years Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Combined Income Statement data
Revenues	$1,616	$4,486	$429
Cost of sales	940	3,522	42
Net income	227	266	43

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of the nationalization of Transredes (see Note 3), the Company’s accounting for its investment in Transredes and GTB changed from the equity method to the cost method in 2008. The remaining investments accounted for by the Company using the cost method are SES (see Note 4) and TBG.

12.	GOODWILL AND INTANGIBLES

The Company’s changes in the carrying amount of goodwill are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Balance at January 1	$402	$290
Acquisitions:
New acquisitions (see Note 3)	225	103
Acquired goodwill from consolidation of new acquisitions	35	—
Translation adjustments and other	(48)	9

Balance at December 31	$614	$402

The Company’s carrying amounts of intangibles are as follows:

	December 31, 2008			December 31, 2007
		Accum.			Accum.
	Cost	Amort.	Net	Cost	Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)

Amortizable intangibles:
Customer relationships	$171	$20	$151	$81	$7	$74
Concession and land use rights	152	8	144	88	2	86
Power purchase agreements and contracts	64	43	21	58	19	39
Software costs	42	21	21	12	6	6
Other	4	4	—	4	2	2

Total amortizable intangibles	$433	$96	337	$243	$36	207
Nonamortizable intangibles:
Elektra concession rights			31			30
Promigas trademarks			25			—

Total nonamortizable intangibles			56			30

Total intangibles			$393			$237

Goodwill — AEI evaluates goodwill for impairment each year as of August 31at the reporting unit level which, in most cases, is one level below the operating segment. Generally, each Company business constitutes a reporting unit. During 2008 and 2007, reporting units were generally acquired in separate transactions. In 2006, the acquisition of PEI and Promigas resulted in the acquisitions of several businesses with multiple reporting units. Promigas reporting units are primary segments at the Promigas level. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value. There was no goodwill impairment recognized in the three years ended December 31, 2008.

Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. At December 31, 2008 and 2007, the Company also has intangible liabilities of $57 million and $65 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 17).

On December 31, 2007, ENS voluntarily terminated its 20-year power purchase agreement, with such termination becoming effective as of April 1, 2008. The voluntary termination allows ENS to participate in the compensation system provided by the law (see Note 25). An intangible asset in the amount of $6 million associated with the long-term power purchase agreement was written off and included in amortization expense in 2007.

The following table summarize the estimated amortization expense for the next five years and thereafter for intangible assets as of December 31, 2008:

Millions of dollars (U.S.)

2009	$31
2010	26
2011	23
2012	21
2013	18
Thereafter	218

Total	$337

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	OTHER ASSETS

Other assets consist of the following:

	December 31,
	2008	2007
	Millions of
	dollars (U.S.)

Long-term receivables from customers:
Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”)	$169	$161
Promigas customers	128	113
Elektro customers	8	12
Furnas	—	11
Other	1	1

	306	298
Net investments in direct financing leases (see Notes 3 and 4)	63	174
Regulatory assets	49	10
Deferred income taxes	265	334
Investments in debt securities	192	306
Restricted cash (Note 7)	49	128
Deferred financing costs, net	22	22
Other miscellaneous investments	7	10
Other deferred charges	160	94
Other noncurrent assets	86	59

Total	$1,199	$1,435

Long-Term Receivables from Customers — San Felipe’s power purchase contract with its off-taker, Corporation Dominicana de Empresas Electricias Estatales (“CDEEE”), includes a provision whereby CDEEE shall pay directly or reimburse San Felipe for any type of tax and associated interest or surcharges incurred by San Felipe in the Dominican Republic. The Company has reflected in other liabilities $169 million ($161 million in 2007) of accrued income and withholding taxes and associated penalties and interest and an offsetting long-term receivable from CDEEE for the reimbursement of these tax items.

Promigas, through its subsidiaries in the local natural gas distribution sector, has unsecured long-term receivables with customers for installation services and other notes receivables, with interest rates at an average of 31.5% annually, collected in Colombian pesos through monthly installments payable over a period of one to six years. The interest rate applied each year is the maximum legal rate allowed by the Superintendent of Finance, the Colombian regulatory body.

Net investment in direct financing lease — EPE entered into long-term power supply agreement to sell all the electric power generated by EPE to Furnas. The power purchase agreement between EPE and Furnas was amended in July 2005 and is currently in arbitration as discussed in Note 4. As a result of the 2005 amendment, the Company determined that the power supply agreement should be accounted for as an in-substance finance lease. The lease inception date was July 1, 2005. As of December 31, 2008, the Company determined, based on the continuing lack of gas supply and status of the arbitration, that the power supply agreement should no longer be accounted for as an in-substance financing lease. As a result, the lease receivable balance was reclassified to property, plant and equipment. In addition, the Company acquired DCL in July 2008 and determined that the power purchase agreement of DCL should be accounted for as a direct financing lease.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the net investments in direct financing leases for DCL as of December 31, 2008 and EPE as of December 31, 2007 are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Total minimum lease payments to be received	$440	$484
Less amounts representing executory costs	(180)	(208)

Total minimum lease receivables	260	276
Less allowance for uncollectibles	(9)	(40)
Less unearned income	(178)	(82)
Less estimated residual value of leased properties	—	20

Net investments in direct financing leases	73	174
Current portion	10	—

Long-term portion	$63	$174

As of December 31, 2008, the current portion of net investment in the DCL direct financing lease is classified in prepaids and other current assets. As of December 31, 2008, the EPE direct financing lease was constructively terminated (see Note 4) and, therefore, no balances are included above. As of December 31, 2007, as a result of the allowance established in connection with the arbitration, there was no current balance for EPE direct financing lease. The entire lease investment in EPE direct financing lease is considered noncurrent as of December 31, 2007.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investments in debt securities — The following table reflects activity related to investments in debt securities:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Available-for-sale debt securities:
Matured debt securities included in debt restructuring agreements:
Fair value at beginning of period	$282	$268	$225
Purchases of additional securities in exchange for AEI common stock	—	82	—
Purchases of additional securities for cash	—	5	21
Sale of existing securities	(38)	—	(12)
Conversion to equity securities	—	(74)	—
Realized loss on sale of securities	(14)	—	—
Unrealized net gain (loss) affecting other comprehensive income	(62)	1	34

Fair value at end of period	168	282	268

Corporate debt securities:
Fair value at beginning of period	—	24	24
Unrealized net loss affecting other comprehensive income	—	(24)	—

Fair value at end of period	—	—	24

Total available-for-sale securities, end of period	168	282	292

Held-to-maturity debt securities:
Participation in commercial bank loan portfolio	22	22	—
Promissory notes	2	2	2

Total held-to-maturity securities, beginning and end of period	24	24	2

Total	$192	$306	$294

On May 20, 2008, the Company sold its interests in debt securities of Gas Argentino S.A. (“GASA”) that were recorded in the Company’s balance sheet as available-for-sale securities for $38 million in cash. The Company realized a loss of $14 million on the sale of these available-for-sale securities.

The Company’s available-for-sale securities as of December 31, 2008 consist primarily of matured debt securities of an Argentine holding company, Compañía de Inversiones de Energía S.A. (“CIESA”), which holds controlling interests in Transportadora de Gas del Sur S.A. (“TGS”), an Argentine gas transportation company. Sales of available-for-sale securities in the future could result in significant realized gains or losses. See Note 19.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Employee liabilities	$48	$45
Deferred income taxes	10	56
Other taxes:
Value added taxes	40	42
Taxes on revenues	13	18
Withholding taxes	25	19
Governmental taxes	11	11
Other	31	14
Interest	42	30
Customer deposits	64	14
Dividends payable to minority interests	17	15
Regulatory liabilities	35	89
Tax and legal contingencies	19	15
Cost Increase Protocol payable — Trakya (see Note 17)	37	—
Deferred revenues	32	22
Other accrued expenses	47	55
Other	123	80

Total	$594	$525

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	LONG TERM DEBT

Long-term debt consists of the following:

	Variable or	Interest	Final	December 31,
	Fixed Rate	Rate (%)	Maturity	2008	2007
	Millions of dollars (U.S.), except interest rates

Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	4.5	2014	$936	$979
Revolving credit facility, U.S. dollar	Variable	3.8	2012	390	345
Synthetic revolving credit facility, U.S. dollar	Variable	3.5	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	352	319
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	2.1 - 5.3	2009 - 2015	87	82
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 - 2016	97	99
Delsur, U.S. dollar	Variable	6.5 - 7.0	2015	73	100
DCL, Pakistan Rupee	Variable	14 - 18.6	2009 - 2019	77	—
EDEN, U.S. dollar	Variable	4.2	2013	37	44
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	6.9	2018	20	—
Elektra, U.S. dollar revolving credit facility	Variable	4.3 - 5.5	2009	25	—
Elektro, Brazilian real debentures	Variable	15.5 - 22.8	2011	238	287
Elektro, Brazilian real note	Variable	5.0 - 12.3	2010 - 2020	132	127
ENS, Polish Zloty loans	Variable	7.5 - 8.0	2009 - 2018	67	77
Luoyang, Chinese Renminbi	Variable	6.1 - 13.0	2009 - 2016	133	—
PQP, U.S. dollar notes	Variable	4.2 - 4.9	2015	88	90
Promigas, Colombian peso debentures	Variable	15.1 - 15.9	2011 - 2012	116	129
Promigas, Colombian peso notes	Variable	12.0 - 14.0	2009 - 2011	534	253
Promigas, U.S. dollar notes	Variable	4.2 - 5.9	2012	291	26
Trakya, U.S. dollar notes	Fixed	—	2008	—	26
Trakya, U.S. dollar notes	Variable	—	2008	—	21
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	6.1 - 10.5	2009 - 2014	65	56

				3,962	3,264
Less current maturities				(547)	(749)

Total				$3,415	$2,515

Interest rates reflected in the above table are as of December 31, 2008. The three-month U.S. dollar London Interbank Offered Rate (“LIBOR”) as of December 31, 2008 was 1.4%.

Long-term debt includes related party amounts of $603 million and $721 million as of December 31, 2008 and 2007, respectively, from shareholders associated with both the Company’s senior credit facility and PIK notes. Long-term debt also includes related party amounts of $97 million and $99 million as of December 31, 2008 and 2007, respectively, from loans provided to Cuiabá by other shareholders in the project.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate maturities of the principal amounts of all long-term debt obligations of AEI and its consolidated subsidiaries for the next five years and in total thereafter are as follows:

Millions of dollars (U.S.)

2009	$547
2010	500
2011	578
2012	784
2013	119
Thereafter	1,434

Total	$3,962

The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. However, certain Holding Companies provide payment guarantees and other credit support for the long-term debt of some of the Operating Companies (see Note 25). Many of the financings are secured by the assets and a pledge of ownership of shares of the respective Operating Companies. The terms of the long-term debt include certain financial and nonfinancial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance. All consolidated subsidiaries, except for EDEN and DCL as mentioned below, were in compliance with their respective debt covenants as of December 31, 2008.

Senior Credit Facility — As of March 30, 2007, AEI refinanced its $1 billion credit facility originally dated May 23, 2006 with various financial institutions, raising funds under a new $1.5 billion credit facility, which consists of a $1 billion term loan, a $105 million synthetic revolver, and a $395 million revolver. The refinancing was treated as an early extinguishment of debt and the difference between the reacquisition price and the net carrying amount plus any previously capitalized costs and reacquisition costs was recognized as a loss on early retirement of debt in the amount of $26 million. The refinanced term loan amortizes 30% of the principal over seven years in equal quarterly principal payments, and the remaining outstanding principal will be repaid at the end of the seventh year. The synthetic revolver and the revolver have no mandatory amortization, and amounts borrowed may be repaid and reborrowed. The synthetic revolver and the revolver each have a term of five years with the primary difference in the two revolver facilities being the undrawn commitment fee of 3% from the synthetic revolver and 0.5% for the revolver. At AEI’s election, the term loan accrues interest at LIBOR plus 3% or the rate most recently established by the designated administrative agent under the loan agreement as its base rate for dollars loaned in the United States plus 1.75%. The purpose of this credit facility was to refinance the existing senior and bridge loan on better terms and pricing and to provide for a revolver facility that will provide the Company with additional liquidity. The credit facility is secured by the pledge of shares in current and future direct project holding companies and all loans provided by AEI to its subsidiaries.

The senior credit facility contains a number of financial covenants which restrict the activities of the Company. The more significant financial covenants include certain interest coverage ratios on a stand-alone basis and leverage ratios (net debt to earnings before interest, taxes, depreciation and amortization, as defined “EBITDA”) on a consolidated basis. The Company was in compliance with these debt covenants as of December 31, 2008. The senior credit facility does not require reserves for debt service. For further information regarding hedging activity related to this debt instrument, see Note 19.

Payment in Kind (PIK) Notes — On May 24, 2007, AEI issued new Subordinated PIK Notes in the aggregate principal amount of $300 million and redeemed its $527 million Subordinate PIK notes issued in

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 2006, plus $52 million in accrued interest. A loss on early retirement of debt of $7 million was recorded. The cash proceeds from the original PIK notes issued were used to pay a portion of the purchase price in the PEI acquisition and for general corporate purposes. The existing Subordinated PIK Notes bear interest at 10%, and mature on May 25, 2018. Interest is payable semiannually in arrears (on May 25 and November 25 each year) and is automatically added to the then outstanding principal amount of each note on each interest payment date.

Events of default under the PIK Note Purchase Agreement are limited and include among other customary items: (1) an AEI failure to timely repay note principal, interest, and any applicable redemption premium; (2) an AEI failure to make payments or perform other obligations with respect to other AEI indebtedness having a principal amount in excess of $50 million or the acceleration of any such indebtedness; and (3) AEI becoming insolvent, filing for bankruptcy protection, or having a court appoint a trustee with respect to a substantial portion of its property or enter an order in respect of AEI for bankruptcy protection.

The notes are expressly subordinate to AEI’s existing senior and bridge loans. The noteholders agree not to accelerate the payment of the note obligations or exercise other remedies available to them with respect to the notes until satisfaction of all obligations under AEI’s existing senior and bridge loan facilities.

AEI may, upon notice to the noteholders, redeem the notes prior to maturity by paying the then outstanding principal amount of the note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption premium is as follows: May 24, 2009−104%, May 24, 2010−106%, May 24, 2011 and thereafter−108%.

On March 11, 2009 the Company, upon amendment of the PIK Note Purchase Agreement, issued an option to all of our PIK note holders to exchange their PIK notes for ordinary shares of AEI. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of notes exchanged. Additionally, the amendment allows the Company to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds, which holds PIK notes, agreed to exchange PIK notes and related interest receivable in the amount of $118 million for 7,412,142 shares of common stock.

Cálidda — The $27 million senior loan bears interest at LIBOR plus 3.9%. Principal is due in quarterly installments beginning April 2007 through April 2015. The loan is guaranteed with a mortgage on Cálidda’s fixed assets related to its gas distribution concession, which had a net book value at December 31, 2008 of $106 million. Cálidda and its external lenders signed a trust contract that established the transfer to the lenders of the rights to the collection and flow of funds received by Cálidda related to its gas distribution concession. This mortgage and trust contract established a first and preferred mortgage on Cálidda’s gas distribution concession and related assets, in favor of the lenders.

Cálidda also has an additional subordinated loan for $47 million. Interest accrues at LIBOR plus 0.30% and is payable quarterly. In March 2008, the principal maturity was extended to March 2009 and the interest rate was increased to LIBOR plus 0.7%. The loan is collateralized with a $48 million letter of credit with a maximum facility of $47 million. The letter of credit is cash collateralized with $29 million.

Cuiaba — The debt consists of a group of unsecured promissory notes with the other shareholder bearing weighted average fixed interest rates of 5.9%. Principal and interest payments are due annually, with final maturities in 2015 and 2016. The notes contain certain prepayment and rollover provisions.

Delsur — Delsur entered into a $75 million senior secured term loan in August 2008 in order to refinance the $100 million bridge loan used to finance the Delsur acquisition. The additional bridge loan principal balance was primarily repaid with cash received from capital contributions made by the Company. The loan bears interest at LIBOR (with a 3% floor) plus a variable margin of 3.5% to 4%. The loan matures in 2015 and is secured by a debt service reserve account and the fixed assets of Delsur, with interest and principal

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable quarterly. The fixed assets of Delsur had a net book value at December 31, 2008 of $76 million. Financial covenants include maintenance of certain leverage ratios, debt service coverage ratios and interest service coverage ratios.

DCL — DCL obtained a 5.15 billion Rupees ($66 million) long-term bank loan in 2005 to finance construction and equipment costs of the power generation facility. The loan bears interest at the Karachi Interbank Offered Rate (“KIBOR”) base interest rate on lending and is payable quarterly. Principal payments are due quarterly with maturity in 2019. The outstanding balance of this facility as of December 31, 2008 is 4.686 billion Rupees ($59 million). The loan is secured by DCL’s fixed and current assets.

DCL also has short-term bank loans of 1.638 billion Rupees ($18 million) for general working capital purposes and a proposed Phase II expansion. The loans bear interest at the KIBOR base interest rate on lending plus 3% to 4%. Interest is payable quarterly and the loans are secured by current assets.

For further information regarding notification of default from DCL’s lenders, see Note 25.

EDEN — The financing consists of an unsecured loan agreement maturing in 2013. Principal and interest are payable on a quarterly basis. The loan bears interest at LIBOR plus 2.8% in 2009 and LIBOR plus 3.3% for the remaining four years.

In order to complete the acquisition of AESEBA, which owned 90% of the equity of EDEN (see Note 3), a waiver from third party lenders of the debt mentioned above was required due to the following covenants: change in control, change in the operator and cross default. The transfer of shares from the previous owner to the Company was completed on June 26, 2007, constituting a breach of the existing credit agreement for this debt causing EDEN to be in default. The designated administrative agent, upon receipt of instructions from the lenders, may declare the principal, accrued interest, and all other obligations to be due and payable. EDEN has not been notified of the execution of such actions by the lenders. The loan balance of $37 million is classified as current at December 31, 2008.

Elektra — Elektra has notes payable under a senior debt agreement totaling $100 million, which is recorded at $99 million, net of $1 million unamortized discount at December 31, 2008. The notes have a fixed interest rate of 7.6%, payable semiannually, and mature in 2021. Principal payment is due upon maturity. The notes maintain a senior credit position and are unsecured. The notes also require reserves for insurance and debt service.

On October 20, 2008, in a public offering, Elektra issued a $20 million aggregate principal amount of unsecured and unsubordinated corporate bonds due October 20, 2018. The bonds rank pari passu amongst equal in right of payment with all other unsecured and unsubordinated obligations. The bonds bear interest at LIBOR plus 2.4% per annum, payable on a quarterly basis. Principal is due upon maturity. The proceeds from the offering of the bonds will be used to fund current and future capital expenditures and for general corporate purposes. The bonds are subject to additional terms and conditions which are customary for this transaction. Loan covenants include maintenance of debt coverage ratios and other provisions.

Elektra maintains revolving credit lines for an aggregate amount of $50 million to finance working capital and energy purchases from suppliers. The line of credit is unsecured and has a variable interest rate of LIBOR plus 1.5% to 2.5%, payable on a monthly basis. Floor rates of 5.5% and 5.8% exist for two of the revolving agreements. These facilities mature within one year from the date of issuance. In addition, certain of Elektra’s credit facilities require that it meet and maintain certain financial covenants, including debt coverage ratios and interest coverage ratios.

Elektro — The debt consists of public debentures issued in the amount of approximately 750 million Brazilian reais which were issued in three series that mature in equal installments in 2009, 2010 and 2011. The debentures accrue interest at 11.8% per year and are indexed to the Brazil market general price index (IGP-M) for the first series, and are indexed to the Brazil Interbank interest rate (CDI) plus 1.7% per year for

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the second and third series. Interest is payable annually for the first series and semiannually for the second and third series. The principal of the debentures are unsecured. Interest payments are secured through a pledge of funds held in a reserve account, which had a balance of $2 million and $5 million at December 31, 2008 and 2007, respectively. A balance of 550 million Brazilian reais ($238 million) remains outstanding for these public debentures as of December 31, 2008, as Elektro fully executed the third series call option in September 2007 and executed a tender offer in December 2007 for the second series, which resulted in a repurchase of 288 million reais ($163 million) during 2007.

Elektro has also been provided with financing by BNDES — Banco Nacional de Desenvolvimento Econômico e Social (The Brazilian Development Bank), by Eletrobrás, the Brazilian state-owned electric company and by FINEP — Brazilian Agency to finance research and development projects. These financings were provided for various capital expenditure and regulatory programs. These loans have maturities from 2010 through 2020 and accrue interest based on the Global Reversion Reserve fund rate (“RGR”) plus 5% per year or on the Brazil long-term interest rate, Taxa de Juros de Longo Prazo (“TJLP”), plus spreads from 0.9% to 6%. As of December 31, 2008, the total principal balances of these financings were 306 million Brazilian reais ($132 million). These financings are secured either by a pledge of collections flow or by bank letter of guarantee.

A summary of the relevant interest rates and indices for Brazil is as follows:

December 31, 2008

CDI	12.3%
IGP-M	9.8%
RGR	0.0%
TJLP	6.2%

ENS — On April 1, 2008, ENS amended and converted its $77 million U.S. dollar denominated loan into an equivalent Polish zloty (“PLN”) loan concurrent with the change from its U.S. dollar-linked 20-year power purchase agreement guaranteed by the Polish government to a market-based PLN-denominated medium-term PPA and Polish government stranded costs compensation program approved by the EU. In addition, ENS has amended its existing credit facility to extend the tenor by 3.5 years (including a 15-month grace period) and reduce the margin on interest rate to 1.1% — 1.4%. The loan is secured by all of ENS’s assets, which had a net book value at December 31, 2008 of $96 million, and a pledge of shares. The loan balance as of December 31, 2008 was 173 million Polish zloty ($58 million). Principal and interest payments are due quarterly. The loan requires reserves for debt service and maintenance. Together with the refinancing, a new 40 million Polish zloty ($14 million), three-year revolving working capital facility was also established. For further information regarding hedging activity related to this debt instrument, see Note 19. Given that the future revenues and credit facilities of ENS will be in Polish zloty, ENS changed its functional currency from U.S. dollars to Polish zloty as of April 1, 2008.

Luoyang — Luoyang obtained a 751 million Renminbi ($110 million) long-term bank loan in 2004 to finance construction and equipment costs of a power generation facility. The loan bears interest at the PBOC base interest rate on lending and is payable quarterly. Principal payments are due semiannually with maturity in 2016. The outstanding balance of this facility as of December 31, 2008 is 660 million Renminbi ($97 million). The loan is secured by an assignment of rights to the collection of the electricity and steam revenue of Luoyang. The loan agreement contains covenants which include certain restrictions on the disposal of fixed assets, changes in shareholding structure and providing guarantees to a third party. In November 2008, Luoyang signed a supplementary agreement with the China Development Bank to restructure the loan. Under this supplementary agreement, the timing of the principal payments remains unchanged but the payment amounts have been restructured. At the same time, all shareholders of Luoyang have signed a share pledge

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreement with the China Development Bank. This share pledge agreement contains covenants which require pre-approval by the China Development Bank for dividend distributions.

Luoyang also has short-term bank loans of 248 million Renminbi ($36 million) for general working capital purposes. The loans bear interest at 1.1 to 1.5 times the PBOC rate and 6.1% to 13.0% per annum. Interest is payable monthly or quarterly and principal payments are due in 2009. The loans are secured by fixed assets and the land use rights of Luoyang, which have a net book value of $161 million at December 31, 2008.

PQP — The financing for PQP includes notes payable and a revolving line of credit with a syndicate of commercial banks. The notes have variable interest rates of LIBOR plus 2.8%, with principal payable semiannually and interest payable quarterly and mature in 2015. The notes have reserve requirements for debt service, which are revised quarterly on the debt service dates. For further information regarding hedging activity related to this debt instrument, see Note 19. The revolving line of credit is part of the same credit agreement as the notes, bearing a rate of 0.5% for unused portions, 1.7% for letters of credit issuance, and LIBOR plus 2.0% for outstanding amounts. The revolving credit line matures in 2012 and is renewable for one year periods through 2015. Both credit facilities are secured by all of PQP’s assets, which had a net book value as of December 31, 2008 of $100 million, including major power purchase and fuel supply contracts and PQP’s power barges.

Promigas — Promigas’s long-term debt financing consists of Colombian peso debentures, Colombian peso notes, and U.S. dollar notes with local and international commercial banks.

The debentures were issued from 2001 to 2004 and accrue interest at the Colombian Consumer Price Index (“CCPI”) plus 7.4% to 7.5%. Interest is payable quarterly, semi-annually and annually. The debentures mature in 2011 (160 billion Colombian pesos or $71 million) and 2012 (100 billion Colombian pesos or $45 million).

The peso notes bear interest at rates ranging from 12% to 14%. The maturities of these notes vary from one to three years, with some principal payments due semiannually, while other loans were contracted under a bullet payment structure. Interest payments are due either monthly or quarterly. No assets are pledged as collateral under these loan facilities.

Promigas U.S. dollar notes have interest rates ranging from LIBOR to LIBOR plus 2.5%, maturities in 2012, interest payments due either quarterly or semiannually, and no collateral requirements.

SIE financing consists of various promissory notes with local commercial banks and a term loan with other financial institutions. The promissory notes are both denominated in Colombian peso, approximately $239 million, and U.S. dollar, approximately $8 million. Of the Colombian peso notes, $231 million bear various interest rates between 13.9% and 15.5%, while $8 million has a fixed interest rates ranging from 14.4% to 15.5%. Of the U.S. dollar notes, the note bears a variable interest rate of LIBOR plus 4.75%. Principal payments are due semiannually, with final maturities ranging from 2009 to 2011. Interest payments are due either quarterly or semiannually.

The term loan was created by a credit agreement entered into in December 2007 for an amount of up to $250 million. The first draw in December 2007 for an amount of $189 million and the second draw in January 2008 for the remaining $61 million contained terms of a maturity of 5 years and with payments delayed for the first 30 months of the term. The term loan bears interest at LIBOR plus 4.5% and is subject to leverage ratios. This is subordinated debt and is guaranteed by Gazel and other related affiliates.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	INCOME TAXES

AEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates of the countries in which operations are conducted and income is earned. Variations arise when income earned and taxed in a particular country or countries fluctuates from year to year.

The Company is subject to changes in tax laws, treaties, and regulations in and between the countries in which it operates. A change in these tax laws, treaties, or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings.

Income Tax Provision — The provision for income taxes on income from continuing operations are comprised of the following:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Current:
Cayman Islands	$—	$—	$—
Foreign	205	106	64

Total current	205	106	64

Deferred:
Cayman Islands	—	—	—
Foreign	(11)	87	20

Total deferred	(11)	87	20

Provision for income taxes	$194	$193	$84

Effective Tax Rate Reconciliation — A reconciliation of the Company’s income tax rate to its effective tax rate as a percentage of income before minority interest and taxes, is as follows:

	December 31,
	2008	2007	2006

Statutory tax rate — Cayman Island	0.0%	0.0%	0.0%
Foreign tax rate differential	36.4%	42.0%	64.7%
Tax credits	0.0%	0.0%	(1.1)%
Change in valuation allowance	4.4%	14.0%	31.0%

Effective tax rate	40.8%	56.0%	97.6%

The effective tax rate reconciliation for the “Statutory Tax Rate — Cayman Islands” takes into account net losses of $200 million, $218 million and $88 million in 2008, 2007 and 2006, respectively, which do not generate a tax benefit by virtue of the 0% statutory tax rate in the Cayman Islands.

The Company provides for uncertain tax positions pursuant to FIN 48. Uncertain tax positions have been classified as non-current income tax liabilities unless expected to be paid in one year. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the following years:

	For the Years
	Ended December 31,
	2008	2007
	Millions of dollars (U.S.)

Unrecognized tax benefit, January 1	$50	$51
Gross increases, tax positions in prior period	4	5
Gross decreases, tax positions in prior period	—	(12)
Gross increases, tax positions in current period	12	16
Settlements	—	(1)
Lapse of statute of limitations	(5)	(9)

Unrecognized tax benefit, December 31	$61	$50

Included in the balance of unrecognized tax benefits at December 31, 2008, are $50 million of tax benefits that, if recognized, would affect the effective tax rate.

Related to the unrecognized tax benefits noted above, the Company accrued penalties of $15 million and interest of $6 million during 2008 and in total, as of December 31, 2008, has recognized a liability for penalties of $61 million and interest of $35 million.

The Company does not believe it is reasonably possible that the total amount of the unrecognized tax benefits will significantly change within the next 12 months.

The Company is subject to taxation in various countries around the world. Certain income tax returns of the Company’s non-U.S. subsidiaries remain open to examination by the respective taxing authorities as follows:

Jurisdiction	Years

Argentina	2004-present
Bolivia	2005-present
Brazil	2004-present
Colombia	2006-present
Dominican Republic	1998-June 2001 and 2004-present
Panama	2006-present
Philippines	2005-present
Poland	2004-present
Turkey	2004-present

Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to adjustment by the taxing authorities. The Company believes that its tax positions comply with applicable tax law and intends to defend its positions through appropriate administrative and judicial processes. The Company believes it has adequately provided for any probable outcome related to these matters.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as operating loss and tax credit carryforwards. The tax effects of the Company’s temporary differences and carryforwards are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Deferred tax assets:
Inventory	$7	$—
Goodwill	23	71
Accrued expenses	133	244
Operating losses and tax credit carryforwards	216	236
Reserves	101	—
Foreign currency and other	5	39
Valuation allowance	(193)	(168)

Total deferred tax assets	292	422
Deferred tax liabilities:
Fixed assets	$(158)	$(201)
Foreign currency and other	(7)	(25)

Total deferred tax liabilities	(165)	(226)

Total deferred tax assets (liabilities)	$127	$196

The Company has net operating loss carryforwards in several jurisdictions that expire between 2009 and 2018. The tax effected amount of these net operating loss carryforwards was $85 million at December 31, 2008 and $48 million at December 31, 2007. The Company also has net operating loss carryforwards in jurisdictions in which the net operating losses never expire. The tax effected amount of these net operating loss carryforwards were $125 million at December 31, 2008 and $164 million at December 31, 2007.

The Company also had tax credits in jurisdictions in which the credit will never expire. The amounts of these credits were $0 million at December 31, 2008 and $1 million at December 31, 2007. Expiration of the Company’s net operating losses and tax credits for the next five years and in total thereafter, is as follows:

	Carryforward
	NOL	Tax Credit
	Millions of dollars (U.S.)

2009	$4	$—
2010	9	—
2011	5	—
2012	26	—
2013	14	1
Thereafter	27	5
Unlimited	125	—

Total	$210	$6

The Company records a valuation allowance when it is more likely than not that some portion or all of deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

jurisdictions. The balance of the valuation allowances was $193 million at December 31, 2008 and $168 million at December 31, 2007.

17.	OTHER LIABILITIES

Other liabilities consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Deferred revenue	$437	$414
Special obligations	192	241
Uncertain tax positions (see Note 16)	156	125
Notes payable to unconsolidated affiliates	109	120
Tax and legal contingencies (see Note 25)	68	81
Unfavorable power purchase agreements (see Note 12)	57	65
Taxes payable — San Felipe (see Note 25)	66	59
Capital lease obligations (see Note 13)	48	30
Cost Increase Protocol payable — Trakya	25	12
Interest	22	22
Pension and other postretirement benefits (see Note 24)	14	10
Regulatory liabilities	25	34
Other	112	63

Total	$1,331	$1,276

Special obligations — These obligations represent consumers’ contributions to the cost of expanding Elektro’s electric power supply system. The assets acquired using the funds provided by consumers or the assets provided to the Company by consumers under the regulations of special obligations, are currently depreciated based on the average assets’ useful lives as established by ANEEL — Agência Nacional de Energia Elétrica (“ANEEL”), the regulator of the Brazilian electricity sector. The special obligation balance began being amortized in August 2007 using the average depreciation rates of property, plant, and equipment.

Capital lease obligations — Summarized below are the future obligations relating to capital leases for certain pipelines and equipment in which Promigas and Elektro are the lessees. The related capital leases are recorded as obligations in the amount of $57 million ($37 million in 2007), with rates from 14% to 16%. At December 31, 2008 and 2007, the gross assets under capital leases were $57 million and $31 million and accumulated amortization amounted to $15 million and $5 million, respectively. The leases are all nonrecourse to AEI.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate maturities of the principal amounts of all capital lease obligations of AEI and its consolidated subsidiaries, for the next five years and in total thereafter, are as follows.

Millions of dollars (U.S.)

2009	$12
2010	18
2011	11
2012	16
2013	6
Thereafter	8

Future minimum lease payments	71
Less amount representing interest	14

Total	$57

Cost Increase Protocol payable — During the third quarter of 2008, Trakya reached a settlement with the Turkish government with respect to a tariff adjustment under Trakya’s Cost Increase Protocol (“CIP”) and agreed to pay approximately $63 million over a two-year period commencing in September 2008, with such payments to be made by reduction of invoices to TETAS, the Turkish state-run off-taker of Trakya’s energy supply. Over the two-year period, interest will accrue on the unpaid balance at six-month LIBOR plus 3%.

18.	LEASE COMMITMENTS

The Company determined that the power purchase agreements entered into by Trakya, San Felipe, JPPC and Tipitapa and certain arrangements of Promigas subsidiaries are operating leases.

Future minimum lease payments associated with all leases to be received for the next five years and in total thereafter are as follows:

	Direct
	Financing	Operating
	Millions of dollars (U.S.)

2009	$10	$174
2010	1	71
2011	1	72
2012	1	68
2013	1	68
Thereafter	59	151

Total	$73	$604

For the years ended December 31, 2008, 2007 and 2006, contingent rental income from the above mentioned operating leases was $10 million, $10 million and $2 million, respectively.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The company also entered into various operating leases for land, offices, office equipment and vehicles as lessee. Future minimum lease payments associated with all operating leases to be paid for the next five years and in total thereafter are as follows:

Millions of dollars (U.S.)

2009	$16
2010	13
2011	11
2012	10
2013	10
Thereafter	31

Total	$91

19.	FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 157, Fair Value Measurements (“SFAS No. 157”), defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. AEI deferred the adoption of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.

SFAS No. 157 creates a fair value hierarchy to prioritize inputs used to measure fair value into three levels giving the highest priority to quoted prices in active markets, and the lowest priority to unobservable inputs. The three levels are defined as follows:

Level 1 — Inputs that employ the use of quoted market prices (unadjusted) of identical assets or liabilities in active markets. A quoted price in an active market is considered to be the most reliable measure of fair value.

Level 2 — Inputs to the valuation methodology other than quoted prices included in Level 1 that are observable for the asset or liability. These observable inputs include directly-observable inputs and those not directly observable, but are derived principally from, or corroborated by, observable market data through correlation or other means.

Level 3 — Inputs that are used to measure fair value when other observable inputs are not available. They should be based on the best information available, which may include internally developed methodologies that rely on significant management judgment and/or estimates.

The following table represents AEI’s assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using
		Final Quoted	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Assets	2008	(Level 1)	(Level 2)	(Level 3)
	Millions of dollars (U.S.)

Available-for-sale securities	$168	$—	$168	$—
Derivatives	1	—	1	—

Total assets	$169	$—	$169	$—

Derivatives	$64	$—	$64	$—

Total liabilities	$64	$—	$64	$—

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Available-for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.

The approximate current fair market value of the securities at December 31, 2008 and December 31, 2007 was $168 million and $233 million, respectively. The value as of December 31, 2008 considers the termination of the debt restructuring agreement and the underlying equity value of TGS, based on CIESA’s ownership of 55% of TGS. The value at December 31, 2007 is based on 25.5% of TGS equity value considering the terms of the debt restructuring agreement at that time. The valuation decreased below the original cost beginning in the fourth quarter of 2007 and remains in an unrealized loss position due to the decline in the stock price of TGS. The TGS stock trades on both the Argentine and New York stock exchanges, which have recently been impacted by the current local and world financial crises. The decline in the valuation from its cost through December 31, 2008 has resulted in $77 million of unrealized losses, or 31% less than cost, in the Company’s other accumulated comprehensive income account.

At each period end, including as of December 31, 2008, in order to evaluate any impairment, the Company applies a systematic methodology which considers the severity and duration of any impairment as well as any qualitative factors that may indicate the likelihood that such impairment is other-than-temporary. The Company also evaluated the near-term prospects of the successful receipt of the required governmental and regulatory approvals, considered the historical and current operating results of TGS, and considered collection of the value of the securities in a bankruptcy or a negotiated resolution. The debt securities, which represent a claim against the assets of CIESA (consisting primarily of the 55% interest in TGS), could still ultimately be exchanged for CIESA or TGS equity. At December 31, 2008, the approximate fair value of the TGS stock that would be expected to be received was $168 million. The Company believes that the ultimate outcome of the debt will be conversion into an asset at least equal to the original cost of the securities, whether through bankruptcy or a negotiated resolution.

Considering the limited duration for which the securities have been in a loss position, the historical volatility of the securities value, current market conditions, the Company’s intent regarding the conversion to equity of CIESA through one of various alternatives to gain a controlling interest in TGS and the Company’s ability to hold these securities for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider those investments to be other-than-temporarily impaired as of December 31, 2008.

In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole shareholder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition, and, in April 2009, the Company initiated bankruptcy proceedings against CIESA. The Company will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Instruments — Most of the Company’s derivative instruments are designated and qualify as hedges. Net unrealized losses of $43 million and $25 million were recorded in accumulated other comprehensive income during 2008 and 2007, respectively. Less than $1 million loss for 2008 and no gain or loss for both 2007 and 2006 were reclassified from accumulated other comprehensive income into interest expenses. As of December 31, 2008, deferred net losses of $1 million on interest rate swaps recorded in accumulated other comprehensive income are expected to be reclassified into interest expenses during the next twelve months.

Interest Rate Swaps — The Parent and operating companies entered into various interest rates swap agreements to limit their interest rate risk exposures to variable-rate debt. As of December 31, 2008, the floating rate debt of the Parent Company consisted primarily of a $1 billion term loan facility that has an interest rate based on LIBOR (see Note 15). The Company has entered into three to five year interest rate swap agreements, designated as cash flow hedges, to eliminate the variability of cash flows in the interest payments on up to $600 million of the $1 billion. The weighted average interest rate on the swaps is currently 4.9%. Changes in the cash flows of the interest rate swaps are expected to exactly offset the changes in cash flows attributable to fluctuations in LIBOR on the loan. During January 2009, the Company, through a series of interest rate swaps, hedged the remaining unhedged portions of its term loan through its maturity in March 2014. The total notional amount of the hedges range from $325 million to $765 million through maturity. The weighted average interest rate on the swaps is currently 2.5%.

PQP entered into an interest rate swap agreement in November 2007, designated as cash flow hedge, to hedge 50% of the outstanding balance of its LIBOR-based U.S. dollar denominated loan facility to fix its interest rate at 5.03%. As of December 31, 2008 and 2007, the notional amount of this interest rate swap, which matches with 50% the outstanding loan balance, was $41 million and $45 million, respectively.

In April 2008, ENS, as a result of debt refinancing (see Note 15), terminated its original interest rate swap agreement which was used to hedge the entire balance of its floating interest rate exposure on a commercial bank syndicated loan and entered into new interest rate swap agreements to hedge 85% of its Polish zloty denominated senior loan to fix its interest rate at 5.8% (the remaining 15% will be hedged upon expiration of the 15-month grace period).

Net Investment Hedges — The Company uses hedge transactions, designated as fair value hedges, to protect its net investment in Elektro and Promigas against adverse changes in the exchange rate between the U.S. dollar and the Brazilian real and between the U.S. dollar and the Columbia Peso. Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (Brazilian real and Columbia Peso) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated.

The Company recorded $3 million of gain and $1 million of loss as currency translation adjustments related to these hedges in 2008 and 2007, respectively.

The Company also entered into certain derivative contracts which were not designated as hedging instruments. These contracts were entered to economically hedge foreign exchange risk associated with Brazilian real-based dividends received from Elektro and Colombia Peso-based dividends received from Promigas on a recurring basis. The Company recognized $7 million, $(14) million and less than $1 million foreign currency transaction gain (loss), net, in 2008, 2007 and 2006, respectively, related to these derivatives.

Fair Value of Financial Instruments — The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of interest rate swaps and foreign currency forwards and swaps is the estimated net amount that the Company would receive or pay to

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.

The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	December 31,
	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	Millions of dollars (U.S.)

Assets:
Notes receivable from unconsolidated subsidiaries	$120	$123	$122	$120
Investment in debt securities, including available-for-sale securities	192	192	306	306
Foreign currency forwards and swaps	1	1	2	2
Liabilities:
Interest rate swaps	64	64	25	25
Long-term debt, including current maturities	3,962	3,753	3,264	3,292

The Operating Companies that rely upon one or a limited number of customers are subjected to concentrations of credit risk with respect to accounts receivable. In several instances, the obligations of the sole customers are supported by guarantees and other forms of financial support by the respective foreign governments, or government-owned or controlled agencies or companies. As of December 31, 2008 and 2007, one customer accounted for 18% and 14% of accounts receivable, respectively.

20.	PER SHARE DATA

Basic and diluted earnings (loss) per share were as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006

Basic earnings (loss) per share:
Income (loss) from continuing operations (millions of U.S. dollars)	$158	$87	$(18)
Average number of common shares outstanding (millions)	218	209	202
Income (loss) from continuing operations per share	$0.73	$0.42	$(0.09)
Effect of dilutive securities:
Stock options (millions of options)	—	—	—
Restricted stock (millions of shares)	—	1	—
Dilutive earnings (loss) per share	$0.73	$0.42	$(0.09)

The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. The Company incurred a net loss from continuing operations for the year ended December 31, 2006 and therefore excluded the 1,920,997 of non-vested restricted shares from the

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

computation of the 2006 diluted income (loss) per share, as the effect would be anti-dilutive. At December 31, 2008 and 2007, 3,187,830 and 2,373,729 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.

On April 1, 2008, the Company entered into a subscription agreement with Buckland Investment Pte Ltd., or Buckland, an investment holding vehicle managed by GIC Special Investments Pte Ltd (“GIC”). GIC is the private equity investment arm of Government of Singapore Investment Corporation (Ventures) Pte Ltd., a global investment management company established in 1981 to manage Singapore’s foreign reserves. On May 9, 2008, the Company sold GIC 12.5 million of its ordinary shares at a subscription price of $16 per share. The gross proceeds that the Company received from this issuance were $200 million. The Company used a portion of these proceeds to repay a portion of its revolving credit facility and to make dividend payments to minority interest holders of the operating companies. Upon closing, a nominee of Buckland was appointed to the Company’s board of directors.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Cumulative foreign currency translation	$(131)	$212
Unrealized derivative losses	(68)	(25)
Unamortized actuarial and investment gains	54	22
Unrealized gain (loss) on available-for-sale securities	(59)	6

Total	$(204)	$215

22.	RELATED-PARTY TRANSACTIONS

Ashmore provides certain management services to the Company through a Management Service Agreement (“MSA”) effective May 20, 2006. The initial term of the MSA was for one year and renews for successive one-year periods from May to May each year unless terminated by either party. Charges include (1) actual costs of employees performing the services (including salary, bonus, benefits, and long-term incentive grants) and (2) reimbursement of reasonable and documented expenses. The maximum annual amount of fees that may be billed under the MSA during each one-year term is approximately $5 million (excluding expenses). The Company recorded expenses of $4 million, $5 million and $2 million during 2008, 2007 and 2006, respectively, for these services. A material amount of Elektra’s revenues and costs of sales is related to transactions with governmental or quasi-governmental entities, while the Panamanian government is also a significant shareholder in Elektra.

Interest expense — shareholders — The Company recorded interest expense to shareholders of $52 million, $63 million and $20 million during 2008, 2007 and 2006, respectively, related to debt.

Interest income from unconsolidated subsidiaries — Stage 1 of AEIL’s acquisition of PEI included a $1 billion loan from AEIL to PEI. Since PEI was an equity investment of AEIL until the closing of Stage 2 of the acquisition, $26 million of interest income was earned by AEIL on the loan to PEI and was not eliminated in the consolidated statement of operations for the year ended December 31, 2006. The Company also recognized interest income from development and shareholder loans to TBG and GTB in the amount of $2 million during each of 2008, 2007 and 2006.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

One of the Company’s subsidiaries, PQP, had a long-term receivable with one of its minority shareholders totaling $4 million at December 31, 2006. This long-term receivable was settled as part of AEI’s acquisition of an additional interest in PQP in 2007.

23.	COMPENSATION PLANS

Annual Incentive Plans — The Company has a discretionary annual incentive plan for the U.S. and certain foreign-based employees that is designed to recognize, motivate, and reward exceptional contribution toward the accomplishment of Company objectives. The plan is based on target bonus opportunities expressed as a percentage of annual base salary with threshold, target, and maximum award levels. Funding is calculated based on goal achievement and job-level weighting tied to financial, operational and individual performance. Many of the Operating Companies also provide annual incentive plans based on the performance of their individual businesses.

2007 Equity Incentive Plan — AEI adopted a Board of Directors-approved Incentive Plan for a 10-year period commencing January 2007. The purpose of the plan is to attract and retain the best available talent; to encourage the highest level of performance by directors, executive officers, and selected employees; and to provide them with incentives to put forth maximum efforts for the success of the Company’s business in order to serve the best interests of the Company and its shareholders. The plan allows for an aggregate number of shares totaling 15,660,340 to be awarded over the 10-year period. Awards can be made in the form of Appreciation Rights or Stock Options, or as Restricted Shares. The plan also allows for the issuance of the same types of Appreciation Rights, Stock Options, Restricted Shares, Restricted Stock Units, Performance Shares, or Performance Units in order to pay Annual Incentive Bonuses. Each Grant is pursuant to the approval of the Compensation Committee of the Board of Directors, which has the power to set the price, quantity, and allocation of such awards.

Awards issued to non-employee directors vest over four years in accordance with the grant agreement. There were several grants to non-employee directors in 2008 and 2007, which resulted in compensation expense during 2008 and 2007 for these awards that was negligible.

The fair value of each grant has been estimated using the Black-Scholes-Merton model. Weighted average fair values and valuation assumptions used to value stock options issued under the 2007 Equity Incentive Plan are disclosed for the periods indicated as follows:

	2008	2007

Weighted Average Fair Value of Grants	$5.39	$4.61
Expected Volatility	25.37%	25.00%
Risk-Free Interest Rate	3.20%	4.00%
Dividend Yield	0.00%	0.00%
Expected Life	6.58 Years	7 Years

Expected volatility is based upon the weekly stock price changes over a three year period of certain competitors who closely approximate AEI in geographic diversity, nature of operations and risk profile. The risk-free interest rate is based upon United States Treasury yields in effect at the time of the grant. The expected life is based upon simplified calculations of expected term for non-public companies.

Under the plan, employees may be granted restricted non-vested stock. The restricted stock granted vests to the employee on a graduated vesting schedule ranging from one to four years as defined in the individual grant agreements. Upon vesting, restricted stock is converted into common stock and released to the employee. Stock-based compensation expense related to restricted stock was $2 million and $1 million for 2008 and 2007, respectively.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized restricted stock award activity under the 2007 Equity Incentive Plan for the periods indicated:

		Weighted-
		Average	Aggregate
Restricted Stock	Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))

Granted during 2007	500	$12.63	$6

Vested during 2007	—	—	—

Nonvested, January 1, 2008	494	$12.65	$6
Granted	238	16.03	4
Forfeited	(47)	13.78	(1)
Exercised	(5)	11.54	—
Vested	(44)	12.75	—

Nonvested, December 31, 2008	636	$13.83	$9

As of December 31, 2008, there was $7 million of total unrecognized compensation cost related to nonvested restricted stock under the 2007 Equity Incentive Plan. This cost is expected to be recognized over a weighted-average period of 2.71 years.

Under the plan, employees may be granted non-vested stock options. The stock options granted vest to the employee on a graduated vesting schedule ranging from one to four years as defined in the individual grant agreements. Upon vesting, stock options may be exercised by the employee, for which the Company will issue new shares. Stock-based compensation expense related to stock options was $3 million and $1 million for 2008 and 2007, respectively.

Summarized option award activity under the 2007 Equity Incentive Plan for the periods indicated is as follows:

		Weighted-	Weighted-
		Average	Average
		Fair Value of	Exercise Price	Aggregate
Stock Options	Options	Grants	of Grants	Intrinsic Value
	(Thousands)			(Millions of
				dollars (U.S.))

Exercised during 2007	(31)	$4.11	$11.18	$—

Vested during 2007	—	—	—	—

Outstanding, January 1, 2008	1,657	$4.62	$12.52	$8
Granted	1,313	5.39	16.03	7
Forfeited	(241)	4.87	13.86	(1)
Exercised	—	—	—	—

Outstanding, December 31, 2008	2,729	$4.97	$14.09	$14

Exercisable as of December 31, 2008	161	$4.61	$12.50	$1

As of December 31, 2008, there was $10 million of total unrecognized compensation cost related to nonvested stock options under the 2007 Equity Incentive Plan. This cost is expected to be recognized over a weighted-average period of 2.77 years.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a Cayman Islands entity, AEI does not realize any tax benefits from the granting or exercising of restricted stock and stock options.

2004 Stock Incentive Plans — In 2004, PEI adopted a long-term incentive compensation plan (“Stock Incentive Plan”) that provided awards to certain directors, officers, and key employees of PEI and its subsidiaries. Awards issued to non-employee directors are fully vested at the grant date in accordance with the grant agreement. There were several grants to non-employee directors in 2006, which resulted in $1 million in compensation expense for these awards being recorded for the year ended 2006.

Under the Stock Incentive Plan, PEI granted share units in 2004, some of which had time-based vesting and some of which had performance based vesting. For the units that vested based on time, the units vested over a 36-month period from October 1, 2004 through September 30, 2007. The number of units that vested based on performance was determined based on the actual financial performance of PEI for the period from September 1, 2004 through December 31, 2006, compared to performance goals of PEI set out in the grant agreements.

Compensation expense recognized for the Stock Incentive Plan was $10 million and $23 million for 2007 and 2006, respectively. Amounts related to the share units granted in 2004 through 2006, which were settled in the form of shares, have been reflected in shareholders’ equity as additional paid-in capital. All restricted shares outstanding at December 31, 2007, relating to the Stock Incentive Plan, were vested as of such date.

Summarized time-based share unit award and performance-based share unit award activity, including the effects of the amalgamation of PEI and AEI in December 2006, is as follows:

		Weighted-
		Average	Aggregate
	Units/Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))

Total Time-Based restricted shares vested during 2007	586	$7.99	$5
Total Performance-Based restricted shares vested during 2007	2,179	$7.99	$17

As a Cayman Islands entity, AEI does not realize any tax benefits from the granting or exercising of these restricted shares.

Sales Incentive Plan — In 2005, PEI adopted an incentive compensation plan (“Sales Incentive Plan”) to provide incentives and awards to retain and motivate certain directors, officers, and key employees of PEI and its subsidiaries in the event of a divestiture of PEI by Enron. Awards under this plan were granted as cash awards (“Cash Awards”). Cash Awards vested 50% upon the effectiveness of a change of control (September 6, 2006) and 50% on September 6, 2007. All vested Cash Awards have been settled and paid. Compensation expense recognized for the Sales Incentive Plan was $3 million, $17 million and $21 million for 2008, 2007 and 2006, respectively.

Fifty percent of the Cash Awards, approximately $42 million, vested at the closing of the second stage of the transaction on September 7, 2006, and was recorded as a liability acquired in the business combination. The Company recorded this remaining 50% ratably over the 12-month period following the change in control.

Summarized activity of restricted stock of the amalgamated company issued in lieu of the second Sales Incentive Plan payment, as was provided as an option for Sales Incentive Plan participants, is shown below for the periods indicated. These restricted stock shares vested 50% on the first anniversary of the September 7, 2006, change in control, and the remaining 50% vested on the second anniversary of the September 7, 2006, change in control. Any restricted stock shares not vested upon the employee’s departure from the Company were forfeited.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Weighted-
		Average	Aggregate
Restricted Stock Issued in Lieu of Second Sales Incentive Plan Payment	Shares	Grant Price	Intrinsic Value
	(Thousands)		(Millions of
			dollars (U.S.))

Vested during 2007	(312)	$7.99	$(2)

Nonvested, January 1, 2008	320	$7.99	$3
Exercised	(103)	7.99	(1)
Forfeited	(16)	7.99	—
Vested	(201)	7.99	(2)

Nonvested, December 31, 2008	—	$—	$—

24.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company maintains a defined contribution plan for substantial portions of its employees. All of its U.S.-based and expatriate employees are covered by a defined contribution plan. The Company matches 100% for the first 3% of eligible compensation contributed by the employee and 50% for the next 2% contributed. The Company also has defined contribution plans for its expatriate employees and for other foreign employees. The Company contributes up to 5% of eligible compensation for these plans. The employees are fully vested in these plans immediately. The amount of cost recognized for defined contribution plans was less than $1 million for 2008, 2007 and 2006, respectively. The Company’s U.S.-based and expatriate employees participate in AEI employee benefit programs, including health insurance and savings plans. The expense for these benefits was $1 million, $1 million and $2 million in 2008, 2007 and 2006, respectively.

In certain countries, including Panama, El Salvador and Colombia, local labor laws require the Company to pay severance indemnities to employees when their employment is terminated. As required under the laws of Panama and El Salvador, the Company has funded a portion of its estimated severance benefit obligations into a trust account Accrued severance indemnities included in other liabilities was $4 million as of both December 31, 2008 and 2007. In Argentina, EDEN is required to pay certain benefits to employees upon retirement. EDEN is not required to deposit funds into a trust, but has accrued benefit obligations in its records of $7 million and $4 million as of December 31, 2008 and 2007, respectively, and recorded a decrease in other comprehensive income of $1 million and less than $1 million, respectively. The Company accrues these benefits based on historical experience and third party evaluations.

Elektro Plans — Elektro sponsors two supplementary pension plans for its employees. The Proportional Balances Supplementary Benefit Plan (“PBSBP”) provides guaranteed benefits to employees who were participants prior to December 31, 1997. The Elektro Supplementary Plan of Retirement and Pension (“ESPRP”), which began on January 1, 1998, is a mixed plan that offers defined benefits for 70% of eligible compensation and defined contributions for 30% of eligible compensation.

The PBSBP does not accept new participants. When the ESPRP was created, the existing participants were allowed to transfer to the new plan. Participants who transferred were given the right to receive a balanced benefit proportional to their years of participation in the PBSBP. Participants could elect to make new contributions to the ESPRP.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The projected benefit obligation, accumulated benefit obligation, fair value of plan assets, and related balance sheet accounts for Elektro’s pension plans are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Projected benefit obligation	$224	$307
Accumulated benefit obligation	213	285
Fair value of plan assets	292	325
Prepaid pension asset	68	18

The Company uses a year-end measurement date for its plans. Elektro recorded other comprehensive income of $33 million and $16 million, net of tax of $17 million and $8 million, as of December 31, 2008 and 2007, respectively.

The changes in projected benefit obligation, changes in the fair value of plan assets, and the funded status of the plans are as follows:

	December 31,
	2008	2007
	Millions in dollars (U.S.)

Change in projected benefit obligation:
Benefit obligation, beginning of period	$307	$229
Service cost	4	3
Interest cost	32	31
Actuarial gains and losses	32	9
Benefits paid	(15)	(12)
Effect of foreign exchange rate change	(69)	47
Change in assumptions	(67)	—

Benefit obligation — end of period	$224	$307

Change in plan assets:
Fair value of plan assets, beginning of period	$325	$222
Actual return on plan assets	72	65
Contributions by employer	1	2
Contributions by plan participants	1	2
Benefits paid	(15)	(12)
Effect of foreign exchange rate change	(92)	46

Fair value of plan assets — end of period	$292	$325

Funded status at end of year	$68	$18

Amounts recognized on the balance sheet — prepaid pension asset	$68	$18

Net amount recognized at end of year	$68	$18

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of net periodic (benefit) cost are as follows:

	For the Years
	Ended
	December 31,
	2008	2007	2006
	Millions of dollars (U.S.)

Service cost	$4	$3	$1
Interest cost	32	31	6
Expected employee contribution	(2)	(2)	—
Expected return on plan assets for the period	(38)	(33)	(7)

Total net periodic pension (benefit) cost	$(4)	$(1)	—

Projected benefit obligations and net benefit cost are based on actuarial estimates and assumptions. The actuarial assumptions as of December 31, 2008, 2007 and 2006, are as follows:

	2008		2007		2006
		Periodic		Periodic		Periodic
	Benefit	Pension	Benefit	Pension	Benefit	Pension
	Obligation	Cost	Obligation	Cost	Obligation	Cost

Weighted-average of discount rates	12.37%	12.37%	10.24%	10.24%	11.30%	11.30%
Weighted-average rates of compensation increase	7.63%	7.63%	7.12%	7.12%	8.15%	8.15%
Weighted-average expected long-term rate of return on plan assets		13.29%		11.28%		12.35%

The basis used to determine the expected long term rate of return on assets were:(i) forward rates for long term government bonds and (ii) expected return on each asset category, as determined by the pension fund managers through historical experience and current market conditions. As the return rates on Brazilian government bonds are subject to volatility, a reduction margin of 0.31% was applied to the estimated forward rates for Brazilian government bonds.

The asset allocation of the plan assets is as follows:

	December 31,
	2008	2007

Fixed income	75.7%	70.7%
Equities	17.3%	21.7%
Real estate	3.6%	4.0%
Loans to participants	3.4%	3.6%

Total	100.0%	100.0%

The primary objective of the plan is to provide eligible employees with scheduled payments. The Company follows consistent standards for preservation and liquidity with the goal of earning the highest possible return while minimizing risk. The target asset allocation represents a long-term perspective and plan assets are rebalanced as needed.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the scheduled cash flows for U.S. and foreign expected employer contributions and expected future benefit payments, both domestic and foreign:

Millions of
dollars (U.S.)

Expected employer contribution in 2009	$1
Expected benefit payments:
2009	12
2010	13
2011	14
2012	16
2013	18
2014 - 2018	126

25.	COMMITMENTS AND CONTINGENCIES

The Company’s future minimum commitments as of December 31, 2008, are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
	Millions of dollars (U.S.)

Power commitments(1)	$790	$865	$876	$879	$755	$7,736	$11,901
Fuel commitments(2)	474	462	427	388	446	2,503	4,700
Equipment commitments(3)	22	10	4	3	34	83	156
Transportation commitments(4)	55	56	59	50	35	244	499
FIN 48 obligations, including interest and penalties	11	5	—	—	—	101	117
Other commitments	7	2	1	1	—	—	11

Total	$1,359	$1,400	$1,367	$1,321	$1,270	$10,667	$17,384

(1)	Represents take-or-pay and other commitments to purchase power of various quantities from third parties. Power purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $716 million, $917 million and $232 million, respectively.

(2)	Represents take-or-pay and other commitments to purchase fuel of various quantities from third parties. Fuel purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $541 million, $425 million and $107 million, respectively.

(3)	Represents commitments of various duration for parts and maintenance services provided by third parties, which are expensed during the year of service.

(4)	Represents a commitment to purchase gas transportation services from an unconsolidated affiliate and third parties.

Letters of Credit — In the normal course of business, AEI and its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of December 31, 2008, AEI and its subsidiaries had entered into letters of credit, bank guarantees, and performance bonds with balances of $323 million issued and $15 million in unused letter of credit availability, of which $39 million of the total facility balances were fully cash collateralized. Additionally, as of December 31, 2008, lines of credit of $1,275 million were outstanding, with an additional $319 million available.

Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and its customer, Petróleos de Venezuela Gas, S.A. In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders.

Restrictions on Transfer of Net Assets — Certain governmental restrictions, such as statutory capital reserves, and lender provisions, including required maintenance of cash reserves and restrictions on payment of dividends, restrict various subsidiaries of the Company from transferring their net assets to the Company. The net assets of consolidated subsidiaries affected by such restrictions amount to approximately $386 million as of December 31, 2008. The net assets of unconsolidated subsidiaries affected by such restrictions amount to approximately $261 million as of December 31, 2008.

Political Matters:

Turkey — Since the change in the Turkish government in November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from the Ministry to renegotiate their current contracts. The primary aim of the Ministry is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to the Ministry in April 2006. The Ministry has not formally responded to the proposal, but if accepted, implementation of changes to the power purchase agreements will take some time due to the need for a coordinated interaction among multiple government agencies. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.

Poland  — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. In 2007, legislation was passed in Poland that allowed for power generators producing under long term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. Stranded costs compensation is based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market, and will be paid in quarterly installments of varying amounts. The payments, beginning in August 2008, received in 2008 were $18 million. The maximum remaining compensation attributable to ENS is 1.12 billion Polish zloty (approximately US $385 million).

Bolivia/Brazil — Due to a shortage in gas exports from Bolivia, Cuiabá has been experiencing gas supply shortages. The gas supply agreement between TBS and Empresa Petrolera Andina S.A. was not honored by YPFB after nationalization of the gas sector in Bolivia. An interim gas supply agreement between TBS and YPFB was executed on June 22, 2007. TBS and YPFB had periodically extended the provisional gas supply agreement; however, the latest provisional agreement expired on June 30, 2008. Negotiations for a definitive gas supply agreement as well as negotiations with Furnas (Cuiabá’s off-taker) and ANEEL (Agência Nacional de Energia Elétrica, the regulator of the Brazilian electricity sector) are on hold (but resume sporadically). Cuiabá has not received a regular supply of gas since August 2007 and since that time has only operated sporadically. As a result of a Brazilian government order, EPE entered into an agreement on March 31, 2008 with Furnas to operate on diesel fuel for a 30-day period which was renewable up to a maximum of 120 days. EPE operated on diesel for approximately one month under this agreement but has not been generating electricity since May 2008 and the term of this agreement has now expired. If EPE is unable to secure an adequate long-term supply of gas, the operations of Cuiabá will be materially adversely effected. Under these circumstances, there will be a corresponding negative impact on the Company’s financial performance and cash flows (see Note 4).

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Litigation/Arbitration:

In January 2009, CIESA filed a complaint against AEI in New York state court seeking a judgment declaring that any claim by AEI against CIESA under the CIESA debt held by AEI is time-barred because the statute of limitations pertaining to any such claim has expired. CIESA subsequently amended its complaint to also include an allegation that AEI’s termination of its restructuring agreement with CIESA was in breach of this agreement. AEI does not believe that there is any merit to the suit and is vigorously defending the claim. Separately, in February 2009, AEI, as the sole holder of CIESA’s outstanding notes, filed a petition in Argentina for the involuntary bankruptcy liquidation of CIESA. The Argentine court granted our petition, which permits us to initiate bankruptcy proceedings against CIESA at any time prior to late May 2009. If we pursue this action, we will request the enforcement of our debt before the bankruptcy court at the proof of claims stage.

The Company’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, labor, and personal injury claims and suits, in the normal course of business. As of December 31, 2008, the Company has accrued liabilities totaling approximately $153 million for claims and suits, as recorded in accrued liabilities and other liabilities. This amount has been determined based on managements’ assessment of the ultimate outcomes of the particular cases, and based on the Company’s general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, the Company accrues for contingencies associated with litigation when a loss is probable and the amount of the loss is reasonably estimable. The Company does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on the Company’s financial position, results of operations or liquidity. It is possible, however, that some matters could be decided in a manner that the Company could be required to pay damages or to make expenditures in amounts materially in excess of that recorded, but cannot be estimated at December 31, 2008.

Elektro — Elektro is a party to approximately 5,000 lawsuits. The nature of these suits can generally be described in three categories, namely civil, tax and labor. Civil cases include suits involving the suspension of power to non-paying customers, real estate issues, suits involving workers or the public that suffer property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, social integration tax, income tax and provisional financial transaction tax. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. As of December 31, 2008, the Company has accrued approximately $13 million related to these cases, excluding those described below.

In August 2001, Elektro filed two lawsuits against the State Highway Department — DER (the State of São Paulo’s regulatory authority responsible for control, construction and maintenance of the majority of the roads in the state) and other private highway concessionaires aiming to be released from paying certain fees in connection with the construction and maintenance of Elektro’s power lines and infrastructure in the properties belonging or under the control of the State Highway Department and such concessionaries. The lower court and the State Court ruled in favor of the State Highway Department. Elektro appealed to the Superior Court and filed an injunction in August 2008 to suspend the decision of the State Court. In November 2008, the injunction was denied by one of the Superior Court Ministers. The Superior Court has not yet ruled on the appeal.

In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution (CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $199 million (based on the exchange rate as of

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.

In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection, which took place between 2004 and 2006. A penalty was issued to Elektro in the amount of approximately $25 million (based on the exchange rate as of December 31, 2008) for the assessment period from 1998 to 2006. Based upon a Brazilian Federal Supreme Court precedent issued during the second quarter of 2008 regarding the statute of limitations for this type of claim, Elektro believes that a portion of the amount claimed is now time-barred by the statute of limitations. Elektro is in the initial stage of presenting its administrative defense and the Company, therefore, cannot determine the amount of any potential loss at this time.

Elektro has three separate ongoing lawsuits against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program. These cases are currently pending. Elektro has accrued approximately $40 million as of December 31, 2008 and made a judicial deposit of approximately $17 million (based on the exchange rate as of December 31, 2008) related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.

EPE — On October 1, 2007, EPE received a notice from its off-taker, Furnas, purporting to terminate the power purchase agreement with EPE as a result of the current lack of gas supply from Bolivia described above. EPE notified Furnas that EPE believed that Furnas had no contractual basis to terminate the power purchase agreement and initiated an arbitration proceeding in accordance with the power purchase agreement. EPE amended its initial pleadings and requested, as an alternative to its original claim, that the arbitrators declare the PPA terminated due to Furnas’ default caused by its failure to make capacity payments. The tribunal accepted the amendment of EPE’s pleadings in the first quarter of 2009. We expect a decision in this arbitration in mid 2009. If EPE is unable to satisfactorily resolve the dispute with Furnas, the operations of Cuiabá will be materially adversely effected with a corresponding negative impact on the Company’s financial performance and cash flows (see Note 4).

San Felipe Limited Partnership — In 1995, a demand for arbitration was filed against San Felipe in connection with San Felipe’s alleged breach of a settlement agreement arising from a nuisance dispute over San Felipe’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against San Felipe, upholding the award of approximately $11 million, including accrued interest. San Felipe appealed the ruling to the Dominican Republic Supreme Court and the Supreme Court issued its final ruling upholding the appeal court ruling. The Company had accrued $11 million for this claim. In April 2009, San Felipe reached a settlement with the plaintiff for an amount not materially in excess of this accrual and the settlement was paid in May 2009.

Under San Felipe’s Power Purchase Agreement, CDEEE and the Dominican Republic Government have an obligation to perform all necessary steps in order to obtain a tax exemption for San Felipe. As of December 31, 2008, neither CDEEE nor the executive branch has obtained this legislative exemption. In February 2002, the local tax authorities notified San Felipe of a request for tax payment for a total of DOP 716 million (equivalent to $20 million at the exchange rates as of December 31, 2008) of unpaid taxes from January 1998 through June 2001. San Felipe filed an appeal against the request which was rejected by the local tax authorities. In July 2002, San Felipe filed a second appeal before the corresponding administrative body which was rejected in June 2008. In July 2008, San Felipe appealed this ruling before the Tax and Administrative Court. The Company has accrued approximately $66 million as of December 31, 2008 with respect to the period from January 1998 through December 31, 2008 which management believes is adequate.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, San Felipe has a contractual right under its Power Purchase Agreement to claim indemnification from CDEEE for taxes paid by San Felipe.

DCL — DCL entered commercial operations on April 17, 2008. However, in September 2008, DCL shut down the plant on the recommendation of Siemens AG, or Siemens, the manufacturer of DCL’s gas turbine, due to vibrations. Siemens identified the root cause of the problem to be a defect in the gas turbine that was not disclosed to us at the time we acquired our interest in DCL. Due to the shutdown, DCL has not generated revenues and cash inflows to pay vendors which has delayed the repairs. DCL is seeking a loan to pay Siemens that, if obtained, may allow the plant to resume commercial operations within three to four months of obtaining such loan.

On January 24, 2009, DCL received notice of default from one of its senior lenders. Shortly thereafter, two of DCL’s senior lenders filed claims against DCL and Sacoden, which holds AEI’s interest in DCL, in the courts of Sindh Province, Pakistan seeking repayment by DCL of $46 million. The allegations included that DCL had issued shares to AEI following the initial acquisition of DCL in violation of the loan covenants. The lenders petitioned the courts to force a sale of all DCL’s assets and all Sacoden’s shares in DCL and to replace DCL’s directors and officers with a court appointed administrator. DCL and Sacoden filed responses to these claims. Concurrently, DCL has engaged its lenders in negotiations to restructure DCL’s long-term and short-term financing and for consent to take out a shareholder loan to pay Siemens and meet other urgent payment obligations. Negotiations are ongoing and a non-binding memorandum of understanding setting out a proposed restructuring plan, was executed but documentation relating to this loan has not yet been finalized.

If DCL is unable to satisfactorily resolve the dispute with its lenders or secure a new offtaker for the power from DCL’s plant, the operations of DCL will be materially adversely effected or the lenders may exercise their right to take ownership of the plant, in either event with a corresponding negative impact on the Company’s financial performance and cash flows.

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company manages, operates and owns interests in energy infrastructure businesses through a diversified portfolio of companies worldwide. It conducts operations through global businesses, which are aggregated into reportable segments based primarily on the nature of its service and customers, the operation and production processes, cost structure, channels of distribution and regulatory environment. The operating segments reported below are the segments of the Company for which separate financial data is available and for which operating results are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and losses on disposition of assets). Operating income also includes equity in earnings of unconsolidated affiliates due to the nature of operations in these affiliates.

Power Distribution — This segment delivers electricity to retail customers in their respective service areas. Each of these businesses operates exclusively in a designated service area based on a concession agreement. Under the majority of the concession agreements, the electric distribution companies are entitled to a full pass-through of non-controllable costs, including purchased power costs. Tariffs are reviewed by the regulator periodically and adjusted to ensure that the concessionaire is able to recover reasonable costs. These businesses operate and maintain an electric distribution network under the concession, and bill customers directly via consumption and/or demand charges.

Power Generation — This segment generates and sells wholesale power primarily to large off-takers, such as distribution companies. Each of the businesses in this segment sells substantially all of its generating capacity under long-term contracts primarily to state-owned entities. These businesses use different types of

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fuel (hydro, natural gas, and liquid fuel) and different technologies (turbines and internal combustion engines) to convert the fuel to electricity. Generally, off-take agreements are structured to minimize business exposure to commodity fuel price volatility.

Natural Gas Transportation and Services — This segment provides transportation and related services for upstream oil and gas producers and downstream utilities and other large users who contract for capacity. Each of these businesses owns and operates pipeline, compression and/or liquids removal and processing equipment associated with the transportation or handling of large quantities of gas. The rates charged by these businesses are typically regulated or controlled by a government entity.

Natural Gas Distribution — This segment is involved in the distribution and sale of natural gas to retail customers. Each of these businesses operates a network of gas pipelines, delivers gas directly to a large number of residential, industrial and commercial customers, and directly bills these customers for connections and volumes of gas provided. These businesses are regulated and typically operate on long-term concessions giving them an exclusive right to deliver gas in a designated service area.

Retail Fuel — This segment distributes and sells gasoline, LPG and compressed natural gas (“CNG”). These businesses service both owned and affiliated retail outlets.

Headquarters and Other — Expenses include corporate interest, general and administrative expenses related to corporate staff functions and initiatives, primarily executive management, finance, legal, human resources, information systems and incentive compensation, and certain businesses which are immaterial for the purposes of separate segment disclosure.

Eliminations — The eliminating transactions between segments include certain generation facilities, on one side, and distributors and gas services on the other, and intercompany interest and management fee arrangements between the operating segments and the Parent Company.

The tables below present summarized financial data about AEI’s reportable segments. For 2006, there are no Natural Gas Distribution segment revenues as this segment relates primarily to Promigas, which was acquired effective December 31, 2006.

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
As of and for the Year Ended December 31, 2008	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$2,217	$1,175	$202	$584	$5,137	$22	$(126)	$9,211
Equity income from unconsolidated affiliates	68	12	27	11	1	—	(2)	117
Operating income	427	15	128	104	218	(36)	(43)	813
Interest income	54	14	6	2	9	3	—	88
Interest expense	134	45	44	19	53	136	(53)	378
Depreciation and amortization	138	24	21	18	61	6	—	268
Capital expenditures	183	16	12	61	86	14	—	372
Equity method investments in unconsolidated affiliates	628	65	35	23	8	—	—	759
Goodwill	53	54	26	144	323	14	—	614
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
As of and for the Year Ended December 31, 2007	Dist.	Gen..	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$1,746	$874	$199	$352	$160	$19	$(134)	$3,216
Equity income from unconsolidated affiliates	2	11	39	13	11	—	—	76
Operating income	373	77	128	85	49	286	(421)	577
Interest income	58	27	7	2	2	14	—	110
Interest expense	90	41	42	14	12	143	(36)	306
Depreciation and amortization	139	42	20	8	3	5	—	217
Capital expenditures	168	3	9	24	37	8	—	249
Equity method investments in unconsolidated affiliates	698	14	106	26	38	—	—	882
Goodwill	53	33	27	117	158	14	—	402
Total assets as of December 31, 2007	3,732	1,433	1,138	913	384	4,170	(3,917)	7,853

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
For the Year Ended December 31, 2006	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Eliminations	Total
	Millions of dollars (U.S.)

Revenues	$685	$278	$24	$—	$—	$1	$(42)	$946
Equity income from unconsolidated affiliates	26	21	10	—	4	(24)	—	37
Operating income	151	60	21	—	3	(7)	(77)	151
Interest income	20	11	—	—	—	40	—	71
Interest expense	27	18	5	—	2	97	(11)	138
Depreciation and amortization	47	9	2	—	1	—	—	59
Capital expenditures	71	1	—	—	4	—	—	76

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tables below present revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the year ended December 31, 2008, 2007 and 2006 and property, plant and equipment, net as of December 31, 2008 and 2007. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located.

	Revenues
	For the Years Ended			Operating Income
	December 31,			For the Years Ended December 31,
	2008	2007	2006	2008	2007	2006
	Millions of dollars (U.S.)

Colombia	$3,926	$563	$—	$371	$198	$3
Brazil	1,503	1,406	390	185	220	120
Chile	1,311	—	—	68	—	—
Panama	808	389	371	44	57	37
Turkey	416	337	116	24	46	38
Guatemala	206	168	48	23	42	12
Dominican Republic	211	139	145	11	19	22
Ecuador	126	—	—	2	—	—
Argentina	122	52	—	14	8	—
China	104	8	—	(19)	(6)	—
Other	478	154	(124)	90	(7)	(81)

Total	$9,211	$3,216	$946	$813	$577	$151

	Property, Plant &
	Equipment, Net
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Colombia	$714	$614
Brazil	1,281	1,482
Chile	88	—
Panama	272	242
Turkey	132	143
Guatemala	48	37
Dominican Republic	24	23
Ecuador	14	—
Argentina	88	89
China	256	36
Other	607	369

Total	$3,524	$3,035

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	SUBSEQUENT EVENTS

Nicaragua Energy Holdings — On January 1, 2009, AEI contributed its 50% interest in its subsidiary Corinto and its 100% interest in its subsidiary Tipitapa to Nicaraguan Energy Holdings (“NEH”). Centrans Energy Services Inc. (“Centrans”) also contributed its 50% interest in Corinto and 49% of its 45% interest in Consorcio Eolico Amayo, S.A. (“Amayo”) to NEH. Amayo is a 39.9 MW wind generation greenfield project development located in Rivas province, Nicaragua. As a result, AEI owns 57.7% and Centrans owns 42.3% of NEH. AEI will consolidate NEH as a result of this transaction.

Subic — On February 22, 2009, the 15 year build-to-operate-transfer agreement (“BOT”) between Subic and the National Power Corporation of the Philippines (“NPC”) expired on schedule. The Company owns a 50% interest in Subic. On February 23, 2009, the plant was turned over to the NPC without additional compensation. The Company’s remaining investment balance in Subic will be recognized from expected dividends and shareholder loan repayments in 2009.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

		Additions			Deductions
	Balance at	Charged
	Beginning	to Costs					Balance at
	of the	and	Translation	Acquisitions	Amounts		the End of
Million of Dollars (U.S.)	Period	Expenses	Adjustment	of Business	Written off		the Period

Allowance for lease receivables:
For the year ended December 31, 2006	$—	$—	$—	$—	$—		$—
For the year ended December 31, 2007	—	40	—	—	—		40
For the year ended December 31, 2008	40	44	(3)	10	(82	)(a)	9
Allowance for accounts receivable:
For the year ended December 31, 2006	$5	$5	$—	$35	$(6)		$39
For the year ended December 31, 2007	39	9	5	5	(12)		46
For the year ended December 31, 2008	46	27	(8)	31	(27)		69

(a) Due to termination of lease accounting, the lease receivable and associated allowance have been removed from the Company’s Consolidated Balance Sheet and the amounts were recorded at the net carrying amount in the property, plant and equipment account. See Note 4.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 21, 2009

AEI

By:	/s/ James A. Hughes
Name:     James A. Hughes

Title:	Chief Executive Officer