Form 20-F/A
period 2008-12-31
AEI
filed 2009-06-17
CIK 1387685

As filed with the Securities and Exchange Commission on June 17, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form 20-F/A

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

Yes ☐     No ☑

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Original Annual Report”), as filed with the Securities and Exchange Commission on May 22, 2009, is being filed solely for the following purposes:

•	In “Item 10.C — Material Contacts”, to update the disclosure regarding the Company’s Amended and Restated Credit Agreement that was entered into as of June 6, 2008 and to include the Amended and Restated Credit Agreement as Exhibit 4.1.

We are including in this Amendment No. 1 currently dated certifications by our principal executive officer and our principal financial officer. Except as described above, no attempt has been made in this Amendment No. 1 to modify or update other disclosures presented in the Original Annual Report. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report, including any amendments to those filings.

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

C.  Material Contracts

The following Material Contracts are attached as exhibits to this annual report:

1. Amended and Restated Credit Agreement, dated as of June 6, 2008, among AEI, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse, Cayman Islands Branch, as Revolving LC Issuer, Synthetic LC Issuer, and Administrative Agent, and JP Morgan Chase Bank, N.A., as Collateral Agent. The credit facility consists of a $1 billion term loan facility that matures on March 30, 2014 and a $395 million revolving credit facility and a $105 million synthetic revolving credit facility that both mature on March 30, 2012. The material terms of this agreement are described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

Exhibit No.		Description

1.1	*	Amended and Restated Articles of Association of AEI dated December 20, 2007
1.2	*	Amended and Restated Memorandum of Association of AEI dated December 20, 2007
2.1	*	Amended and Restated Registration Rights Agreement by and among AEI and certain Investors dated December 29, 2006
4.1		Amended and Restated Credit Agreement, dated as of June 6, 2008, among AEI, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse, Cayman Islands Branch and JPMorgan Chase Bank, N.A.
4.2	*	AEI 2007 Incentive Plan effective as of January 23, 2007, as amended on August 23, 2007
4.3	*	2005 Prisma Energy International Inc. Sales Incentive Plan effective as of August 18, 2005 as amended on May 22, 2006
4.4	*	2004 Prisma Energy International Inc. Stock Incentive Plan effective as of September 30, 2004 as amended on August 18, 2005 and May 22, 2006
4.5	*	Distribution Concession Contract No. 187/98, dated August 27, 1998, between ANEEL and Elektro Eletricidade e Servicos S.A., as amended
4.6	*	Distribution First Amendment to Concession Contract No. 187/98, dated December 14, 1999, between ANEEL and Elektro Electricidade e Servicos S.A.
4.7	*	Distribution Second Amendment to Concession Contract No. 187/98, dated July 12, 2005 between ANEEL and Elektro Electridade e Servicos S.A.
4.8	*	Distribution Third Amendment to Concession Contract No. 187/98, dated December 18, 2007, between ANEEL and Elektro Eletricidade e Servicos S.A.
4.9	*	Second Amended and Restated Shareholders Agreement, dated May 9, 2008, among AEI and the shareholders of AEI identified therein
4.10	*	2006 Restricted Stock Agreement
8.1	*	List of Subsidiaries of AEI
12.1		Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously field as an exhibit to the Company’s registration statement on form 20-F (File No. 000-53606) filed with the SEC on March 27, 2009 and incorporated herein by reference.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 17, 2009

AEI

By:	/s/ James A. Hughes
Name:     James A. Hughes

Title:	Chief Executive Officer