Form 20-F/A
period 2008-12-31
AEI
filed 2009-08-17
CIK 1387685

As filed with the Securities and Exchange Commission on August 17, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
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

Yes ☐     No ☑

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Original Annual Report”), as filed with the Securities and Exchange Commission on May 22, 2009, as subsequently amended on June 17, 2009 (the “Amendment No. 1”), is being filed solely for the following purposes:

•	In “Item 10.C — Material Contracts”, to update the disclosure regarding the Company’s Note Purchase Agreement, dated May 24, 2007 (the “Note Purchase Agreement”), as amended on March 11, 2009 (the “First Amendment”), and to include the Note Purchase Agreement and First Amendment as Exhibits 4.11 and 4.12, respectively;

•	In “Item 10.I — Subsidiary Information”, to amend the list of subsidiaries of the Company as Exhibit 21; and

•	In “Item 18 — Financial Statements”, to include the financial statements of the Predecessor entity, Prisma Energy International Services LLC (“PEI”), a predecessor of AEI, for the 249 day period ended September 6, 2006 to meet the requirement of Regulation S-X Rule 3-02. The financial statements have been recast to reflect the application of Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”), which was issued in December 2007.

•	In “Item 19 — Exhibits”, to include Exhibits 4.11, 4.12, 12.1, 12.2, 13.1, 13.2 and 21.

We are including in this Amendment No. 2 currently dated certifications by our principal executive officer and our principal financial officer. Except as described above, no attempt has been made in this Amendment No. 2 to modify or update other disclosures presented in the Original Annual Report or Amendment No. 1. This Amendment No. 2 does not reflect events occurring after the filing of the Original Annual Report or Amendment No. 1 or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 2 should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Annual Report and Amendment No. 1, including any amendments to those filings.

Item 10.  Additional Information

C.  Material Contracts

The following Material Contracts are attached as exhibits to this annual report:

6. Note Purchase Agreement, dated as of May 24, 2007, by and among AEI and the Purchaser named therein.

We are the issuer of PIK notes under a note purchase agreement dated May 24, 2007, as amended, which were listed on the Luxembourg Stock Exchange on May 19, 2008. The proceeds were used by us to repay $279 million of the outstanding PIK notes, including capitalized interest, that were issued on September 6, 2006. As of December 31, 2008, the aggregate principal and interest amount of the PIK notes was $352 million. Since that time, as discussed below, $118 million was converted to equity in March 2009. The PIK notes mature on May 25, 2018.

The interest rate applicable to the PIK notes is 10.0%. Interest is payable semi-annually in arrears (on May 25 and November 25 each year) and is automatically added to the then outstanding principal amount of each note on each interest payment date.

Events of default under the note purchase agreement, the occurrence of any one of which entitles any PIK note holder to declare its PIK note immediately due and payable, include: (a) a failure to timely repay PIK note principal, interest, and any applicable redemption premium, (b) a failure to perform any other obligation under the note purchase agreement and related documents if not cured within 10 business days, (c) a failure to make payments or perform other obligations with respect to other of our indebtedness having a principal amount in excess of $50 million or the acceleration of any such indebtedness and (d) certain bankruptcy events.

The PIK notes are expressly subordinated to our senior loans and up to $500 million of additional senior loans. The PIK note holders agree not to accelerate the payment of the PIK note obligations or exercise other remedies available to them with respect to the PIK notes until satisfaction of all obligations under our existing senior loan facilities.

We may, upon notice to the PIK note holders, redeem the PIK notes prior to maturity by paying the then outstanding principal amount of the PIK note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption price is as follows: May 24, 2010 — 106% and May 24, 2011 and thereafter — 108%.

7. First Amendment to the Note Purchase Agreement, dated as of March 11, 2009, by and among AEI and Holders named therein.

On March 11, 2009, we amended the note purchase agreement in order to issue an option to all of our PIK note holders to exchange their PIK notes for our ordinary shares. The option period is for up to one year. The initial exchange rate is 63 ordinary shares per $1,000 for each principal amount of PIK notes exchanged. Additionally, the amendment allows us to purchase the PIK notes in the open market, subject to certain conditions. In March 2009, various Ashmore Funds exercised their option to convert their PIK notes and related interest receivable in the amount of $118 million for 7,412,142 ordinary shares.

I.  Subsidiary Information

8. A list of subsidiaries of the Company is attached as an exhibit to this annual report.

Item 18.  Financial Statements

Please see our consolidated financial statements beginning on page F-1.

ITEM 18.  FINANCIAL STATEMENTS

INDEX TO THE FINANCIAL STATEMENTS

AEI AND SUBSIDIARIES

PRISMA ENERGY INTERNATIONAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AEI
c/o AEI Services, LLC
Houston, Texas

We have audited the accompanying consolidated balance sheets of AEI and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.

/s/ Deloitte & Touche LLP

Houston, Texas

March 31, 2009
(June 18, 2009 as to the effects of the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, and the related disclosures in Note 2)

AEI AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Millions of dollars (U.S.), except
	share and par value data)

ASSETS
Current assets:
Cash and cash equivalents	$736	$516
Restricted cash	83	95
Accounts and notes receivable:
Trade (net of allowance of $69 and $46, respectively)	863	650
Unconsolidated affiliates	11	75
Inventories	239	117
Prepaids and other current assets	384	263

Total current assets	2,316	1,716
Property, plant and equipment, net	3,524	3,035
Investments in and notes receivable from unconsolidated affiliates	907	1,028
Goodwill	614	402
Intangibles, net	393	237
Other assets	1,199	1,435

Total assets	$8,953	$7,853

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$572	$380
Unconsolidated affiliates	30	94
Current portion of long-term debt, including related party	547	749
Accrued and other liabilities	594	525

Total current liabilities	1,743	1,748
Long-term debt, including related party	3,415	2,515
Deferred income taxes	199	168
Other liabilities	1,331	1,276
Commitments and contingencies
Equity:
Common stock, $0.002 par value, 5,000,000,000 shares authorized; 224,624,481 and 210,403,374 shares issued and outstanding	—	—
Additional paid-in capital	1,754	1,521
Retained earnings	280	122
Accumulated other comprehensive income (loss)	(204)	215

Total shareholders’ equity attributable to AEI	1,830	1,858
Equity attributable to noncontrolling interests	435	288

Total equity	2,265	2,146

Total liabilities and equity	$8,953	$7,853

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2008	2007	2006
	(Millions of dollars (U.S.),
	except share and per share data)

Revenues	$9,211	$3,216	$946

Costs of sales	7,347	1,796	566

Operating expenses:
Operations, maintenance, and general and administrative expenses	894	630	193
Depreciation and amortization	268	217	59
Taxes other than income	43	43	7
Other charges	56	50	—
(Gain) loss on disposition of assets	(93)	(21)	7

Total operating expenses	1,168	919	266

Equity income from unconsolidated affiliates	117	76	37

Operating income	813	577	151

Other income (expense):
Interest income	88	110	71
Interest expense	(378)	(306)	(138)
Foreign currency transaction gain (loss), net	(56)	19	(5)
Loss on early retirement of debt	—	(33)	—
Other income (expense), net	9	(22)	7

Total other expense	(337)	(232)	(65)

Income before income taxes	476	345	86
Provision for income taxes	194	193	84

Income from continuing operations	282	152	2
Income from discontinued operations	—	3	7
Gain from disposal of discontinued operations	—	41	—

Net income	282	196	9
Less: Net income — noncontrolling interests	124	65	20

Net income (loss) attributable to AEI	$158	$131	$(11)

Basic and diluted earnings per share:
Income (loss) from continuing operations attributable to AEI	$0.73	$0.42	$(0.09)
Discontinued operations attributable to AEI	—	0.21	0.04

Net income (loss) attributable to AEI	$0.73	0.63	$(0.05)

Amounts attributable to AEI:
Income (loss) from continuing operations	$158	87	$(18)

Discontinued operations	—	44	7

Net income (loss)	$158	131	$(11)

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2007	2006
	(Millions of dollars (U.S.))

Cash flows from operating activities:
Net income	$282	$196	$9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	268	217	59
Other charges	56	50	—
Increase in deferred revenue	55	120	28
Deferred income taxes	11	106	25
Equity earnings from unconsolidated affiliates	(117)	(76)	(37)
Distributions from unconsolidated affiliates	67	28	11
Foreign currency transaction (gain) loss, net	56	(19)	5
(Gain) loss on disposition of assets	(93)	(21)	7
Gain from disposal of discontinued operations	—	(41)	—
Loss on early retirement of debt	—	33	—
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables	(85)	(59)	(34)
Accounts payable, trade	24	77	27
Accrued income taxes	(24)	(26)	9
Accrued interest	16	14	(8)
Inventories	(15)	(7)	(15)
Prepaids and other current assets	4	(5)	13
Regulatory assets	(8	112	31
Regulatory liabilities	(24)	(10)	8
Other	35	(3)	17

Net cash provided by operating activities	508	686	155

Cash flows from investing activities:
Proceeds from sale of investments	99	162	24
Capital expenditures	(372)	(249)	(76)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(253)	(1,111)	(2,280)
Cash and cash equivalents acquired	60	21	516
Net decrease in restricted cash	78	61	27
Other	(26)	(35)	60

Net cash used in investing activities	(414)	(1,151)	(1,729)

Cash flows from financing activities:
Issuance of long-term debt	478	1,531	1,788
Repayment of long-term debt	(213)	(1,777)	(172)
Payment of debt issuance costs	—	(18)	(33)
Increase (decrease) in short-term borrowings	(124)	459	(19)
Dividends paid to noncontrolling interests	(167)	(101)	(64)
Proceeds from issuance of common shares	200	—	920
Other	(1)	(6)	(25)

Net cash provided by financing activities	173	88	2,395

Effect of exchange rate changes on cash	(47)	63	3

Increase (decrease) in cash and cash equivalents	220	(314)	824
Cash and cash equivalents, beginning of period	516	830	6

Cash and cash equivalents, end of period	$736	$516	$830

Cash payments for income taxes, net of refunds	$173	$172	$50

Cash payments for interest, net of amounts capitalized	$264	$246	$66

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	AEI
				Accumulated
				Other
		Additional	Retained	Comprehensive
	Common	Paid-In	Earnings	Income	Noncontrolling
	Stock	Capital	(Deficit)	(Loss)	Interests	Total
	(Millions of dollars (U.S.))

Balance, January 1, 2006	$—	$350	$2	$(25)	$61	$388
Comprehensive income
Net income (loss)	—	—	(11)	—	20	9
Foreign currency translation	—	—	—	2	—	2
Change in fair value of available-for-sale securities	—	—	—	34	—	34

Total comprehensive income			(11)	36	20	45
Contribution of invested capital	—	1,088	—	—	—	1,088
Compensation under stock incentive plan	—	(1)	—	—	—	(1)
Stock issuance costs	—	(4)	—	—	—	(4)
Transition adjustment for pension and other post retirement benefits, net of income tax of $3 million	—	—	—	6	—	6
Dividends	—	—	—	—	(36)	(36)
Changes in ownership	—	—	—	—	312	312

Balance, December 31, 2006	$—	$1,433	$(9)	$17	$357	$1,798

Comprehensive income
Net income	—	—	131	—	65	196
Foreign currency translation	—	—	—	210	2	212
Minimum pension liability adjustments, net of income tax of $8 million	—	—	—	16	—	16
Net unrealized loss on qualifying derivatives	—	—	—	(25)	(2)	(27)
Change in fair value of available-for-sale securities	—	—	—	(3)	—	(3)

Total comprehensive income			131	198	65	394
Contribution of invested capital	—	79	—	—	—	79
Compensation under stock incentive plan	—	9	—	—	—	9
Dividends	—	—	—	—	(91)	(91)
Changes in ownership	—	—	—	—	(40)	(40)
Other	—	—	—	—	(3)	(3)

Balance, December 31, 2007	$—	$1,521	$122	$215	$288	$2,146

Comprehensive income
Net income	—	—	158	—	124	282
Foreign currency translation	—	—	—	(343)	(43)	(386)
Minimum pension liability adjustments, net of income tax of $16 million	—	—	—	32	—	32
Net unrealized loss on qualifying derivatives, net of income tax of $2 million	—	—	—	(43)	—	(43)
Change in fair value of available-for-sale securities	—	—	—	(62)	—	(62)
Other	—	—	—	(3)	—	(3)

Total comprehensive income			158	(419)	81	(180)
Issuance of new shares	—	223	—	—	—	223
Compensation under stock incentive plan	—	7	—	—	—	7
Dividends	—	—	—	—	(161)	(161)
Changes in ownership	—	—	—	—	229	229
Other	—	3	—	—	(2)	1

Balance, December 31, 2008	$—	$1,754	$280	$(204)	$435	$2,265

See notes to consolidated financial statements.

AEI AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE COMPANY AND OPERATIONS

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

The operating companies of AEI as of December 31, 2008 include direct and indirect investments in the international businesses described below and are collectively referred to as the “Operating Companies”:

	2008
	Ownership	2008 Accounting	Location of
Company Name	Interest (%)	Method	Operations	Segment

Accroven SRL (“Accroven”)(a)	49.25	Equity Method	Venezuela	Natural gas transportation and services
Beijing Macro Gas Link Co. Ltd (“BMG”)(b)(c)	70.00	Consolidated	China	Natural gas distribution
Gas Natural de Lima y Callao S.A. (“Calidda”)(b)	80.85	Consolidated	Peru	Natural gas distribution
Chilquinta Energia S.A. (“Chilquinta”)(b)(d)	50.00	Equity Method	Chile	Power distribution
DHA Cogen Limited (“DCL”)(c)	59.94	Consolidated	Pakistan	Power generation
Distribuidora de Electricidad Del Sur, S.A. de C.V. (“Delsur”)(b)	86.41	Consolidated	El Salvador	Power distribution
Empresa Distribuidora de Energia Norte, S.A. (“EDEN”)(b)	90.00	Consolidated	Argentina	Power distribution
Elektra Noreste S.A. (“Elektra”)	51.00	Consolidated	Panama	Power distribution
Elektrocieplownia Sp. z.o.o. (“ENS”)(a)	100.00	Consolidated	Poland	Power generation
Elektro — Eletricidade e Serviços S.A. (“Elektro”)(a)	99.68	Consolidated	Brazil	Power distribution
Emgasud S.A. (“Emgasud”)(c)	31.89	Equity Method	Argentina	Power generation
Empresa Energetica Corinto Ltd. (“Corinto”)(a)(b)(e)	50.00	Consolidated	Nicaragua	Power generation
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(a)(f)	50.00	Consolidated	Brazil	Power generation
Empresa Electrica de Generacion de Chilca S.A. (“Fenix”)(c)	85.00	Consolidated	Peru	Power generation
Gas Transboliviano S.A. (“GTB”)(a)(g)	17.65	Cost Method	Bolivia	Natural gas transportation and services
GasOcidente do Mato Grosso Ltda. (“GOM”)(a)(f)	50.00	Consolidated	Brazil	Natural gas transportation and services
GasOriente Boliviano Ltda. (“GOB”)(a)(f)	50.00	Consolidated	Bolivia	Natural gas transportation and services
Generadora San Felipe Limited Partnership (“Generadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Jaguar Energy Guatemala LLC (“Jaguar”)(c)	100.00	Consolidated	Guatemala	Power generation
Jamaica Private Power Corporation (“JPPC”)(b)	84.42	Consolidated	Jamaica	Power generation
Luoyang Yuneng Sunshine Cogeneration Company Limited (“Luoyang”)(c)	50.00	Consolidated	China	Power generation
Operadora San Felipe Limited Partnership (“Operadora San Felipe”)(a)(b)(h)	100.00	Consolidated	Dominican Republic	Power generation
Peruvian Opportunity Company SAC (“POC”)(b)(d)	50.00	Equity Method	Peru	Power distribution
Promigas S.A. E.S.P. (“Promigas”)(a)(c)	52.13	Consolidated	Colombia	Natural gas transportation and services, Natural gas distribution and Retail fuel
Puerto Quetzal Power LLC (“PQP”)(a)(b)	100.00	Consolidated	Guatemala	Power generation
Subic Power Corp. (“Subic”)(a)	50.00	Equity Method	Philippines	Power generation
Tipitapa Power Company Ltd (“Tipitapa”)(c)	100.00	Consolidated	Nicaragua	Power generation
Tongda Energy Private Limited (“Tongda”)(b)	100.00	Consolidated	China	Natural gas distribution
Trakya Elektrik Uretim ve Ticaret A.S. (“Trakya”)(a)	59.00	Consolidated	Turkey	Power generation
Transborder Gas Services Ltd. (“TBS”)(a)(f)	50.00	Consolidated	Brazil, Bolivia	Natural gas transportation and services
Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. TBG (“TBG”)(a)(i)	4.00	Cost Method	Brazil	Natural gas transportation and services
Transredes-Trasporte de Hidrocarburos S.A. (“Transredes”)(a)(g)	1.28	Cost Method	Bolivia	Natural gas transportation and services

(a)	Acquired in 2006 as part of the step acquisition of PEI.
(b)	The Company’s initial or additional interest was purchased during 2007 (see Note 3).
(c)	The Company’s initial or additional interest was purchased during 2008 (see Note 3).

(d)	The Company’s initial interest was acquired during December 2007. POC holds the interest in the operations referred to as “Luz del Sur”. At the time of purchase of the 50.00% interest in Chilquinta, the Company also acquired a 50.00% interest in a related service company, Tecnored S.A. (“Tecnored”).
(e)	As part of the acquisition of an additional interest in Corinto in 2007, the Company acquired a 50.00% interest in Empresa Energetica Corinto Holdings Ltd. (“EEC Holdings”) and began consolidating the accounts of Corinto based on the voting power controlled by AEI (see Note 3).
(f)	These four companies comprise the integrated project “Cuiabá”.
(g)	As explained further in Note 3, the Company’s ownership in Transredes, through a 50.00% ownership in the holding company TR Holdings Ltda. (“TR Holdings”), decreased from 25% to 0% and the Company’s indirect ownership in GTB through Transredes decreased from 12.75% to 0%. The company also maintains a 1.28% direct ownership interest in Transredes. Total direct and indirect ownership in GTB is 17.65% as of December 31, 2008. Due to the decrease in ownership, the Company’s investments in Transredes and GTB are now accounted for using the cost method.
(h)	The Company comprises an integrated part of the operation referred to collectively as “San Felipe”.
(i)	Ownership interest based on direct ownership. Total ownership, including indirect interests held through TR Holdings, is 4.21%.

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

Acquisition Accounting — Assets acquired and liabilities assumed in business combinations are recorded on the Company’s consolidated balance sheet in accordance with the purchase method of accounting which requires that the cost of the acquisition be allocated to assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The Company consolidates assets and liabilities from acquisitions as of the purchase date and includes earnings from acquisitions in the consolidated statement of operations from the purchase date. For certain acquisitions completed in 2008, the Company is still finalizing its purchase price allocation primarily related to the valuation of property, plant and equipment and intangibles (see Note 3). Accordingly, the information included in the accompanying financial statements reflects the fair value of certain of those assets and liabilities on a preliminary basis.

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

Regulatory Assets and Liabilities — As the Company has certain operations (Elektro, Elektra and certain subsidiaries of Promigas) that are subject to the provisions of Statement No. 71, Accounting for the Effects of Certain Types of Regulation , assets and liabilities that result from the regulated rate making process are recorded that would not be recorded under generally accepted accounting principles for non-regulated entities. The Company capitalizes incurred allowable costs as deferred regulatory assets if it is a probable that future revenue at least equal to the costs incurred will be billed and collected through approved rates. If future recovery of costs is not considered probable, the incurred cost is recognized as an expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings.

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

Intangible Assets — The Company’s intangible assets, excluding goodwill, are primarily made up of power purchase agreements, concession and land use rights, continuing customer relationships and trademarks. The power purchase agreements have a definite life and are amortized based on the unit method over the term of the agreement. The total value of the agreements represents the present value of the total estimated net earnings to be realized due to the agreements. Amounts amortized each year are representative of the discounted projected net earnings for the respective year. The weighted-average life of all power purchase agreements is 9 years. Customer relationships, trademarks and amortizable concession and land use rights are amortized over the life of the contracts.

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

Earnings Per Share — Basic earnings per share are calculated by dividing net earnings attributable to AEI available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of outstanding options and securities issuable under the Company’s stock-based incentive plans. Potentially dilutive securities are excluded from calculating diluted earnings per share if their inclusion is anti-dilutive.

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

Derivatives — The Company may enter into various derivative transactions in order to hedge its exposure to commodity, foreign currency, and interest rate risk. The Company reflects all derivatives as either assets or liabilities on the consolidated balance sheet at their fair value. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met. Changes in the fair value of derivatives that are highly effective and qualify as cash flow hedges are reflected in accumulated other comprehensive income (loss) and recognized in income when the hedged transaction occurs or no longer is probable of occurring. Any ineffectiveness is recognized in income. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in accumulated other comprehensive income. Some contracts of the Company do not meet derivative classification requirements due to the fact that the contracts are not readily convertible to cash.

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

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company adopted SFAS No. 160 on January 1, 2009 and has incorporated the changes in its financial statement presentation for all periods presented. The retrospective application of this standard reclassifies minority interest expense of $124 million, $65 million and $20 million for the years ended December 31, 2008, 2007 and 2006, respectively, as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to AEI and reclassifies minority interest of $435 million, $288 million and $357 million as of December 31, 2008, 2007 and 2006, respectively, previously included in total liabilities as noncontrolling interests in total equity. It also separately reflects changes in noncontrolling interests in changes in equity and comprehensive income.

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

Acquisitions

2008 Acquisitions

Sociedad de Inversiones en Energia (“ SIE”) — On January 2, 2008, Promigas contributed its ownership interests in its wholly owned subsidiary, Gas Natural Comprimido (“Gazel”), to SIE in exchange for additional shares of SIE. The merger was made to advance the strategy of Promigas in its retail gas business. As a result of the transaction, Promigas’ ownership in SIE increased from 37.19% as of December 31, 2007 to 54% with SIE owning 100% of Gazel. The transaction was accounted for as a simultaneous common control merger in accordance with EITF 90-13, Accounting for Simultaneous Common Control Mergers, and a gain of $68 million, net of tax of $0 million, was recognized on the 46.03% of Gazel effectively sold to the noncontrolling shareholders of SIE. Net income of noncontrolling interests of $55 million was also recognized as a result of the gain on sale. Incremental goodwill was recorded in the amount of $188 million related to this transaction. SIE’s balances and results of operations have been consolidated with those of the Company prospectively from January 2, 2008.

A summary of the fair values of assets acquired and liabilities assumed as of the date of acquisition is as follows:

SIE
Millions of
dollars (U.S.)

Current assets	$86
Property, plant, and equipment, net	51
Goodwill	188
Intangibles	78
Other noncurrent assets	11

Assets acquired	414

Current liabilities	87
Long-term debt	66
Other long-term liabilities	17

Liabilities assumed	170

Noncontrolling interests	114

Net assets acquired	$130

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

For the Year
Ended
December 31,
2007
Millions of
dollars (U.S.)

Revenues	$7,475
Cost of sales	5,676
Operations, maintenance, and general and administrative expenses	1,110
Operating income	821
Income before income taxes	462
Net income — noncontrolling interests	145
Income from continuing operations attributable to AEI	90
Basic earnings per share attributable to AEI	$0.43

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

A summary of the estimated fair values of the consolidated assets acquired and liabilities assumed during 2008 as of the date of acquisitions is as follows:

	BMG	Luoyang	Tipitapa	DCL	Fenix
	Millions of dollars (U.S.)

Current assets	$56	$15	$22	$30	$1
Property, plant, and equipment, net	29	149	12	35	125
Goodwill	6	11	—	10	—
Intangibles, net	32	8	—	—	—
Other assets	6	—	3	67	1

Assets acquired	129	183	37	142	127

Current liabilities	35	76	8	47	5
Long-term debt	8	85	6	61	—
Other liabilities	8	2	5	—	8

Liabilities assumed	51	163	19	108	13

Noncontrolling interests	20	1	—	11	14

Net assets acquired	$58	$19	$18	$23	$100

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

2008 Acquisition of equity investments

Emgasud — On November 28, 2008, AEI, through its wholly owned affiliates acquired a 28% equity interest in Emgasud, an Argentine corporation focused on the electricity and gas industries. This transaction was effected through the contribution of $15 million to Emgasud and the acquisition of noncontrolling shareholder equity positions in exchange for 1,699,643 AEI shares. On December 23, 2008, AEI made a second capital contribution to Emgasud of $10 million and increased its equity in Emgasud to 31.89%. The Company accounts for this investment under the equity method. The agreement with Emgasud provides for the acquisition by AEI or its affiliates of a total interest in Emgasud of up to 63.1%. The primary business of Emgasud is the ownership, operation and development of several gas power plants with a nominal generation capacity totaling 512 MW. The Company is in the process of finalizing its purchase price allocation.

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

Dispositions

Transredes

On May 1, 2008, the Bolivian government issued Supreme decree No. 29541 (“Expropriation Decree”) pursuant to which it stated that the state-run oil and gas company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), would acquire 263,429 shares of Transredes from TR Holdings at a price of $48 per share. On June 2, 2008, the Bolivian government issued Supreme Decree No. 29586 pursuant to which it stated that it would nationalize 100% of the shares held by TR Holdings in Transredes at the price per share set forth in the May 1, 2008 Supreme Decree, subject to deductions for categories of contingencies specified in the decree. In October 2008, the Company reached a settlement with YPFB, recognized by the Bolivian government, pursuant to which YPFB agreed to pay to the Company $120 million in two installments. The first and second payments of $60 million each were made in October 2008 and March 2009, respectively. The Company accounted for its investment in Transredes under the equity method and recognized a gain of $57 million for the year ended 2008. The gain is presented in the (Gain) loss on disposition of assets line of the Consolidated Statement of Operations.

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

	For the Year Ended
	December 31,
	2007	2006
	Millions of dollars (U.S.)

Revenues	$3,452	$3,044
Cost of sales	1,946	1,694
Operations and maintenance expense	974	833
Operating income	664	620
Other expense	319	174
Income from continuing operations before income taxes	286	367
Income from continuing operations attributable to AEI	85	49
Basic earnings per share attributable to AEI	$0.41	$0.25

4.	OTHER CHARGES

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

The Company recognized $(2) million, $1 million and $2 million gain (loss) in 2008, 2007 and 2006, respectively, for the ineffective portion of interest rate swaps that qualified for hedge accounting treatment (see Note 19). The Company also recognized $14 million loss related to foreign currency derivative transactions in 2007.

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

Trakya has property, plant, and equipment under an operating lease with the Turkish Ministry of Energy and National Resources (“Ministry”), that, at the end of the initial term of its Energy Sales Agreement in 2019, if not extended, will be transferred to the Ministry. The property, plant, and equipment, net, was $132 million and $143 million at December 31, 2008 and 2007, respectively.

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

12.	GOODWILL AND INTANGIBLES

The Company’s changes in the carrying amount of goodwill are as follows:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Balance at January 1	$402	$290
Acquisitions:
New acquisitions (see Note 3)	225	103
Acquired goodwill from consolidation of new acquisitions	35	—
Translation adjustments and other	(48)	9

Balance at December 31	$614	$402

The Company’s carrying amounts of intangibles are as follows:

	December 31, 2008			December 31, 2007
	Cost	Accum. Amort.	Net	Cost	Accum. Amort.	Net
	Millions of dollars (U.S.)			Millions of dollars (U.S.)

Amortizable intangibles:
Customer relationships	$171	$20	$151	$81	$7	$74
Concession and land use rights	152	8	144	88	2	86
Power purchase agreements and contracts	64	43	21	58	19	39
Software costs	42	21	21	12	6	6
Other	4	4	—	4	2	2

Total amortizable intangibles	$433	$96	337	$243	$36	207
Nonamortizable intangibles:
Elektra concession rights			31			30
Promigas trademarks			25			—

Total nonamortizable intangibles			56			30

Total intangibles			$393			$237

Goodwill — AEI evaluates goodwill for impairment each year as of August 31 at the reporting unit level which, in most cases, is one level below the operating segment. Generally, each Company business constitutes a reporting unit. During 2008 and 2007, reporting units were generally acquired in separate transactions. In 2006, the acquisition of PEI and Promigas resulted in the acquisitions of several businesses with multiple reporting units. Promigas reporting units are primary segments at the Promigas level. The Company also tests for impairment if certain events occur that more likely than not reduce the fair value of the reporting unit below its carrying value. There was no goodwill impairment recognized in the three years ended December 31, 2008.

Intangibles — The Company’s amortizable intangible assets include concession rights and land use rights held mainly by certain power distribution and natural gas distribution businesses, continuing customer relationships of Delsur and Promigas, and the value of certain favorable long-term power purchase agreements held by several power generation businesses. The amortization of the power purchase agreements may result in income or expense due to the difference between contract rates and projected market rates that are subject to change over the contract’s life. At December 31, 2008 and 2007, the Company also has intangible liabilities of $57 million and $65 million, respectively, which represent unfavorable power purchase agreements held by three of the power generation businesses (see Note 17).

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

14.	ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Employee liabilities	$48	$45
Deferred income taxes	10	56
Other taxes:
Value added taxes	40	42
Taxes on revenues	13	18
Withholding taxes	25	19
Governmental taxes	11	11
Other	31	14
Interest	42	30

	December 31,
	2008	2007
	Millions of dollars (U.S.)

Customer deposits	64	14
Dividends payable to noncontrolling interests	17	15
Regulatory liabilities	35	89
Tax and legal contingencies	19	15
Cost Increase Protocol payable — Trakya (see Note 17)	37	—
Deferred revenues	32	22
Other accrued expenses	47	55
Other	123	80

Total	$594	$525

15.	LONG TERM DEBT

Long-term debt consists of the following:

	Variable or	Interest	Final	December 31,
	Fixed Rate	Rate (%)	Maturity	2008	2007
	Millions of dollars (U.S.), except interest rates

Debt held by Parent Company:
Senior credit facility, U.S. dollar	Variable	4.5	2014	$936	$979
Revolving credit facility, U.S. dollar	Variable	3.8	2012	390	345
Synthetic revolving credit facility, U.S. dollar	Variable	3.5	2012	105	105
PIK note, U.S. dollar	Fixed	10.0	2018	352	319
Debt held by consolidated subsidiaries:
Cálidda, U.S. dollar	Variable	2.1 - 5.3	2009 - 2015	87	82
Cuiabá, U.S. dollar notes	Fixed	5.9	2015 - 2016	97	99
Delsur, U.S. dollar	Variable	6.5 - 7.0	2015	73	100
DCL, Pakistan Rupee	Variable	14 - 18.6	2009 - 2019	77	—
EDEN, U.S. dollar	Variable	4.2	2013	37	44
Elektra, U.S. dollar senior notes	Fixed	7.6	2021	99	99
Elektra, U.S. dollar debentures	Variable	6.9	2018	20	—
Elektra, U.S. dollar revolving credit facility	Variable	4.3 - 5.5	2009	25	—
Elektro, Brazilian real debentures	Variable	15.5 - 22.8	2011	238	287
Elektro, Brazilian real note	Variable	5.0 - 12.3	2010 - 2020	132	127
ENS, Polish Zloty loans	Variable	7.5 - 8.0	2009 - 2018	67	77
Luoyang, Chinese Renminbi	Variable	6.1 - 13.0	2009 - 2016	133	—
PQP, U.S. dollar notes	Variable	4.2 - 4.9	2015	88	90
Promigas, Colombian peso debentures	Variable	15.1 - 15.9	2011 - 2012	116	129
Promigas, Colombian peso notes	Variable	12.0 - 14.0	2009 - 2011	534	253
Promigas, U.S. dollar notes	Variable	4.2 - 5.9	2012	291	26
Trakya, U.S. dollar notes	Fixed	—	2008	—	26
Trakya, U.S. dollar notes	Variable	—	2008	—	21
Others, U.S. dollar notes and Chinese Renminbi	Fixed and Variable	6.1 - 10.5	2009 -2014	65	56

				3,962	3,264
Less current maturities				(547	(749)

Total				$3,415	$2,515

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

Payment in Kind (PIK) Notes — On May 24, 2007, AEI issued new Subordinated PIK Notes in the aggregate principal amount of $300 million and redeemed its $527 million Subordinate PIK notes issued in September 2006, plus $52 million in accrued interest. A loss on early retirement of debt of $7 million was recorded.

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

AEI may, upon notice to the noteholders, redeem the notes prior to maturity by paying the then outstanding principal amount of the note, plus a redemption premium, together with any accrued but unpaid and uncapitalized interest. The redemption premium is as follows: May 24, 2009-104%, May 24, 2010-106%, May 24, 2011 and thereafter-108%.

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

Delsur — Delsur entered into a $75 million senior secured term loan in August 2008 in order to refinance the $100 million bridge loan used to finance the Delsur acquisition. The additional bridge loan principal balance was primarily repaid with cash received from capital contributions made by the Company. The loan bears interest at LIBOR (with a 3% floor) plus a variable margin of 3.5% to 4%. The loan matures in 2015 and is secured by a debt service reserve account and the fixed assets of Delsur, with interest and principal payable quarterly. The fixed assets of Delsur had a net book value at December 31, 2008 of $76 million. Financial covenants include maintenance of certain leverage ratios, debt service coverage ratios and interest service coverage ratios.

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

Elektro — The debt consists of public debentures issued in the amount of approximately 750 million Brazilian reais which were issued in three series that mature in equal installments in 2009, 2010 and 2011. The debentures accrue interest at 11.8% per year and are indexed to the Brazil market general price index (IGP-M) for the first series, and are indexed to the Brazil Interbank interest rate (CDI) plus 1.7% per year for the second and third series. Interest is payable annually for the first series and semiannually for the second and third series. The principal of the debentures are unsecured. Interest payments are secured through a pledge of funds held in a reserve account, which had a balance of $2 million and $5 million at December 31, 2008 and 2007, respectively. A balance of 550 million Brazilian reais ($238 million) remains outstanding for these public debentures as of December 31, 2008, as Elektro fully executed the third series call option in September 2007 and executed a tender offer in December 2007 for the second series, which resulted in a repurchase of 288 million reais ($163 million) during 2007.

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

Luoyang — Luoyang obtained a 751 million Renminbi ($110 million) long-term bank loan in 2004 to finance construction and equipment costs of a power generation facility. The loan bears interest at the PBOC base interest rate on lending and is payable quarterly. Principal payments are due semiannually with maturity in 2016. The outstanding balance of this facility as of December 31, 2008 is 660 million Renminbi ($97 million). The loan is secured by an assignment of rights to the collection of the electricity and steam revenue of Luoyang. The loan agreement contains covenants which include certain restrictions on the disposal of fixed assets, changes in shareholding structure and providing guarantees to a third party. In November 2008, Luoyang signed a supplementary agreement with the China Development Bank to restructure the loan. Under this supplementary agreement, the timing of the principal payments remains unchanged but the payment amounts have been restructured. At the same time, all shareholders of Luoyang have signed a share pledge agreement with the China Development Bank. This share pledge agreement contains covenants which require pre-approval by the China Development Bank for dividend distributions.

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

Current :
Cayman Islands	$—	$—	$—
Foreign	205	106	64

Total current	205	106	64

Deferred :
Cayman Islands	—	—	—
Foreign	(11)	87	20

Total deferred	(11)	87	20

Provision for income taxes	$194	$193	$84

Effective Tax Rate Reconciliation — A reconciliation of the Company’s income tax rate to its effective tax rate as a percentage of income before noncontrolling interest and taxes, is as follows:

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of the Company’s temporary differences and carryforwards are as follows:

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

The Company records a valuation allowance when it is more likely than not that some portion or all of deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The balance of the valuation allowances was $193 million at December 31, 2008 and $168 million at December 31, 2007.

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

The following table represents AEI’s assets and liabilities that are measured at fair value on a recurring basis:

		Fair Value Measurement at Reporting Date Using
		Final Quoted Prices
		in Active Markets	Significant Other	Significant
		for Identical Assets	Observable Inputs	Unobservable
	December 31, 2008	(Level 1)	(Level 2)	Inputs (Level 3)
		Millions of dollars (U.S.)

Available-for-sale securities	$168	$—	$168	$—
Derivatives	1	—	1	—

Total assets	$169	$—	$169	$—

Derivatives	$64	$—	$64	$—

Total liabilities	$64	$—	$64	$—

Available - for-sale securities — The Company’s available-for-sale securities currently consist primarily of matured debt securities of an Argentine holding company, CIESA, which holds controlling interests in TGS, an Argentine gas transportation company. The matured debt securities were convertible upon governmental approval into equity interests in the holding company pursuant to a debt restructuring agreement, entered into in 2005. On January 8, 2009, the Company terminated the agreement by providing written notification of its desire to terminate to the signators of the agreement pursuant to the terms of the restructuring agreement. These securities were originally contributed to the Company or acquired from March 2006 through January 2007. The aggregate cost of the CIESA debt securities from various contribution and acquisition dates totals $245 million. The securities represent approximately 92% of the total debt of CIESA and 100% of its matured securities.

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

Net Investment Hedges — The Company uses hedge transactions, designated as fair value hedges, to protect its net investment in Elektro and Promigas against adverse changes in the exchange rate between the U.S. dollar and the Brazilian real and between the U.S. dollar and the Columbia Peso . Since the derivative’s underlying exchange rate is expected to move in tandem with the exchange rate between the functional currency (Brazilian real and Columbia Peso) of the hedged investment and AEI’s functional currency (U.S. dollar), no material ineffectiveness is anticipated.

The Company recorded $3 million of gain and $1 million of loss as currency translation adjustments related to these hedges in 2008 and 2007, respectively.

The Company also entered into certain derivative contracts which were not designated as hedging instruments. These contracts were entered to economically hedge foreign exchange risk associated with Brazilian real -based dividends received from Elektro and Colombia Peso -based dividends received from Promigas on a recurring basis. The Company recognized $7 million, $(14) million and less than $1 million foreign currency transaction gain (loss), net, in 2008, 2007 and 2006, respectively, related to these derivatives.

Fair Value of Financial Instruments — The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximates their carrying value. For fixed-rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value of interest rate swaps and foreign currency forwards and swaps is the estimated net amount that the Company would receive or pay to terminate the agreements as of the balance sheet date. The fair value of cost method investments has not been estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value.

The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

The following table summarizes the estimated fair values of the Company’s long-term investments, debt, and derivative financial instruments:

	December 31,
	2008		2007
	Carrying		Carrying
	Value	Fair Value	Value	Fair Value
	Millions of dollars (U.S.)

Assets:
Notes receivable from unconsolidated subsidiaries	$120	$123	$122	$120
Investment in debt securities, including available-for-sale securities	192	192	306	306
Foreign currency forwards and swaps	1	1	2	2
Liabilities:
Interest rate swaps	64	64	25	25
Long-term debt, including current maturities	3,962	3,753	3,264	3,292

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

20.	PER SHARE DATA

Basic and diluted earnings (loss) per share attributable to AEI were as follows:

	For the Years Ended December 31,
	2008	2007	2006

Basic earnings (loss) per share attributable to AEI:
Income (loss) from continuing operations attributable to AEI (millions of U.S. dollars)	$158	$87	$(18)
Average number of common shares outstanding (millions)	218	209	202
Income (loss) from continuing operations per share attributable to AEI	$0.73	$0.42	$(0.09)
Effect of dilutive securities:
Stock options (millions of options)	—	—	—
Restricted stock (millions of shares)	—	1	—
Dilutive earnings (loss) per share attributable to AEI	$0.73	$0.42	$(0.09)

The Company issues restricted stock grants to directors and employees which are included in the calculation of basic earnings per share. The Company incurred a net loss from continuing operations for the year ended December 31, 2006 and therefore excluded the 1,920,997 of non-vested restricted shares from the computation of the 2006 diluted income (loss) per share, as the effect would be anti-dilutive. At December 31, 2008 and 2007, 3,187,830 and 2,373,729 stock options and restricted shares issued to employees, respectively, were excluded from the calculation of diluted earnings per share because either the exercise price of those options exceeded the average fair value of the Company’s stock during the related period or the future compensation expense of those restricted shares exceed the implied cost of the company issuing those shares.

On April 1, 2008, the Company entered into a subscription agreement with Buckland Investment Pte Ltd., or Buckland, an investment holding vehicle managed by GIC Special Investments Pte Ltd (“GIC”). GIC is the private equity investment arm of Government of Singapore Investment Corporation (Ventures) Pte Ltd., a global investment management company established in 1981 to manage Singapore’s foreign reserves. On May 9, 2008, the Company sold GIC 12.5 million of its ordinary shares at a subscription price of $16 per share. The gross proceeds that the Company received from this issuance were $200 million. The Company used a portion of these proceeds to repay a portion of its revolving credit facility and to make dividend payments to noncontrolling interest holders of the operating companies. Upon closing, a nominee of Buckland was appointed to the Company’s board of directors.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) attributable to AEI consists of the following:

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

One of the Company’s subsidiaries, PQP, had a long-term receivable with one of its noncontrolling shareholders totaling $4 million at December 31, 2006. This long-term receivable was settled as part of AEI’s acquisition of an additional interest in PQP in 2007.

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

Summarized restricted stock award activity under the 2007 Equity Incentive Plan for the periods indicated:

		Weighted- Average	Aggregate Intrinsic
Restricted Stock	Shares	Grant Price	Value
	(Thousands)		(Millions of dollars (U.S.))

Granted during 2007	500	$12.63	$6

Vested during 2007	—	—	—

Nonvested, January 1, 2008	494	$12.65	$6
Granted	238	16.03	4
Forfeited	(47)	13.78	(1)
Exercised	(5)	11.54	—
Vested	(44)	12.75	—

Nonvested, December 31, 2008	636	$13.83	$9

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

Summarized option award activity under the 2007 Equity Incentive Plan for the periods indicated is as follows:

		Weighted-Average	Weighted-Average	Aggregate
		Fair Value of	Exercise Price of	Intrinsic
Stock Options	Options	Grants	Grants	Value
	(Thousands)			(Millions of
				dollars (U.S.))

Exercised during 2007	(31)	$4.11	$11.18	$—

Vested during 2007	—	—	—	—

Outstanding, January 1, 2008	1,657	$4.62	$12.52	$8
Granted	1,313	5.39	16.03	7
Forfeited	(241)	4.87	13.86	(1)
Exercised	—	—	—	—

Outstanding, December 31, 2008	2,729	$4.97	$14.09	$14

Exercisable as of December 31, 2008	161	$4.61	$12.50	$1

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

Summarized time-based share unit award and performance-based share unit award activity, including the effects of the amalgamation of PEI and AEI in December 2006, is as follows:

		Weighted-	Aggregate
		Average	Intrinsic
	Units/Shares	Grant Price	Value
	(Thousands)		(Millions of
			dollars (U.S.))

Total Time-Based restricted shares vested during 2007	586	$7.99	$5
Total Performance-Based restricted shares vested during 2007	2,179	$7.99	$17

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

		Average	Aggregate
		Weighted-	Intrinsic
Restricted Stock Issued in Lieu of Second Sales Incentive Plan Payment	Shares	Grant Price	Value
	(Thousands)		(Millions of
			dollars (U.S.))

Vested during 2007	(312)	$7.99	$(2)

Nonvested, January 1, 2008	320	$7.99	$3
Exercised	(103)	7.99	(1)
Forfeited	(16)	7.99	—
Vested	(201)	7.99	(2)

Nonvested, December 31, 2008	—	$—	$—

24.	PENSION AND OTHER POSTRETIREMENT BENEFITS

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

Change in projected benefit obligation :
Benefit obligation, beginning of period	$307	$229
Service cost	4	3
Interest cost	32	31
Actuarial gains and losses	32	9
Benefits paid	(15)	(12)
Effect of foreign exchange rate change	(69)	47
Change in assumptions	(67)	—

Benefit obligation — end of period	$224	$307

Change in plan assets :
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

Projected benefit obligations and net benefit cost are based on actuarial estimates and assumptions. The actuarial assumptions as of December 31, 2008, 2007 and 2006, are as follows:

	2008		2007
		Periodic	Periodic	Periodic	2006
	Benefit	Pension	Benefit	Pension	Benefit	Pension
	Obligation	Cost	Obligation	Cost	Obligation	Cost

Weighted-average of discount rates	12.37%	12.37%	10.24%	10.24%	11.30%	11.30%
Weighted-average rates of compensation increase	7.63%	7.63%	7.12%	7.12%	8.15%	8.15%
Weighted-average expected long-term rate of return on plan assets		13.29%		11.28%		12.35%

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

The following table summarizes the scheduled cash flows for U.S. and foreign expected employer contributions and expected future benefit payments, both domestic and foreign:

Millions of
dollars (U.S.)

Expected employer contribution in 2009	$1
Expected benefit payments:
2009	12
2010	13
2011	14
2012	16
2013	18
2014 — 2018	126

25.	COMMITMENTS AND CONTINGENCIES

The Company’s future minimum commitments as of December 31, 2008, are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
			Millions of dollars (U.S.)

Power commitments(1)	$790	$865	$876	$879	$755	$7,736	$11,901
Fuel commitments(2)	474	462	427	388	446	2,503	4,700
Equipment commitments(3)	22	10	4	3	34	83	156
Transportation commitments(4)	55	56	59	50	35	244	499
FIN 48 obligations, including interest and penalties	11	5	—	—	—	101	117
Other commitments	7	2	1	1	—	—	11

Total	$1,359	$1,400	$1,367	$1,321	$41,270	$10,667	$17,384

(1)	Represents take-or-pay and other commitments to purchase power of various quantities from third parties. Power purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $716 million, $917 million and $232 million, respectively.

(2)	Represents take-or-pay and other commitments to purchase fuel of various quantities from third parties. Fuel purchases under long-term commitments for the year ended December 31, 2008, 2007 and 2006 totaled $541 million, $425 million and $107 million, respectively.
(3)	Represents commitments of various duration for parts and maintenance services provided by third parties, which are expensed during the year of service.
(4)	Represents a commitment to purchase gas transportation services from an unconsolidated affiliate and third parties.

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

Under a sponsor undertaking agreement, AEI is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, Petróleos de Venezuela Gas, S.A. In February 2006, AEI’s board of directors approved the execution of a reimbursement agreement with a bank to issue four letters of credit totaling approximately $21 million, which is also included in amounts above. Accroven is required to reimburse AEI for any payment made in connection with the letters of credit, subject to the consent of Accroven’s lender and approval by the Accroven shareholders.

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

Political Matters:

Turkey — Since the change in the Turkish government in November 2002, Trakya and the other Turkish build-operate-transfer (BOT) projects have been under pressure from MENR to renegotiate their current contracts. The primary aim of MENR is to reduce what it views as excess returns paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. AEI and the other shareholders of Trakya developed a proposal and presented it to MENR in April 2006. MENR has not formally responded to the proposal, but if accepted, implementation of changes to the power purchase agreements will take some time due to the need for a coordinated interaction among multiple government agencies. The Company does not believe that the currently expected outcome under the proposed restructuring will have a material adverse effect on its financial condition, results of operations, or liquidity.

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

In December 2007, Elektro received two tax assessments issued by the Brazilian Internal Revenue Service (IRS), one alleging that Elektro is required to pay additional corporate income tax (IRPJ) and income contribution

(CSLL), with respect to tax periods 2002 to 2006 and the other alleging that Elektro is required to pay additional social contribution on earnings (PIS and COFINS), with respect to tax periods June and July 2005. The assessments allege approximately $199 million (based on the exchange rate as of December 31, 2008) is due related to the tax periods involved. In June, 2008, Elektro was notified that an administrative ruling was rendered on these matters that would fully cancel both tax assessments. The IRS appealed this ruling to the Taxpayer Counsel, but Elektro believes that it is likely that the ruling will be confirmed.

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

Generation — This segment generates and sells wholesale power primarily to large off-takers, such as distribution companies. Each of the businesses in this segment sells substantially all of its generating capacity under long-term contracts primarily to state-owned entities. These businesses use different types of fuel (hydro, natural gas, and liquid fuel) and different technologies (turbines and internal combustion engines) to convert the fuel to electricity. Generally, off-take agreements are structured to minimize business exposure to commodity fuel price volatility.

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

As of and for the Year Ended			Nat. Gas.	Nat. Gas.		Headquarters
December 31, 2008	Power Dist.	Power Gen.	Trans.	Dist.	Retail Fuel	and Other	Eliminations	Total
				Millions of dollars (U.S.)

Revenues	$2,217	$1,175	$202	$584	$5,137	$22	$(126)	$9,211
Equity income from unconsolidated affiliates	68	12	27	11	1	—	(2)	117
Operating income	427	15	128	104	218	(36)	(43)	813
Interest income	54	14	6	2	9	3	—	88
Interest expense	134	45	44	19	53	136	(53)	378
Depreciation and amortization	138	24	21	18	61	6	—	268
Capital expenditures	183	16	12	61	86	14	—	372
Equity method investments in unconsolidated affiliates	628	65	35	23	8	—	—	759
Goodwill	53	54	26	144	323	14	—	614
Total assets as of December 31, 2008	3,304	1,897	924	1,110	1,323	3,865	(3,470)	8,953

As of and for the Year Ended			Nat. Gas.	Nat. Gas.		Headquarters
December 31, 2007	Power Dist.	Power Gen.	Trans.	Dist.	Retail Fuel	and Other	Eliminations	Total
				Millions of dollars (U.S.)

Revenues	$1,746	$874	$199	$352	$160	$19	$(134)	$3,216
Equity income from unconsolidated affiliates	2	11	39	13	11	—	—	76
Operating income	373	77	128	85	49	286	(421)	577
Interest income	58	27	7	2	2	14	—	110
Interest expense	90	41	42	14	12	143	(36)	306
Depreciation and amortization	139	42	20	8	3	5	—	217
Capital expenditures	168	3	9	24	37	8	—	249
Equity method investments in unconsolidated affiliates	698	14	106	26	38	—	—	882
Goodwill	53	33	27	117	158	14	—	402
Total assets as of December 31, 2007	3,732	1,433	1,138	913	384	4,170	(3,917)	7,853

For the Year Ended			Nat. Gas.	Nat. Gas.		Headquarters
December 31, 2006	Power Dist.	Power Gen.	Trans.	Dist.	Retail Fuel	and Other	Eliminations	Total
				Millions of dollars (U.S.)

Revenues	$685	$278	$24	$—	$—	$1	$(42)	$946
Equity income from unconsolidated affiliates	26	21	10	—	4	(24)	—	37
Operating income	151	60	21	—	3	(7)	(77)	151
Interest income	20	11	—	—	—	40	—	71
Interest expense	27	18	5	—	2	97	(11	138
Depreciation and amortization	47	9	2	—	1	—	—	59
Capital expenditures	71	1	—	—	4	—	—	76

The tables below present revenues and operating income of the Company’s consolidated subsidiaries by significant geographical location for the year ended December 31, 2008, 2007 and 2006 and property, plant and equipment, net as of December 31, 2008 and 2007. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located.

	Revenues
	For the Years			Operating Income For the Years
	Ended December 31,			Ended December 31,
	2008	2007	2006	2008	2007	2006
			Millions of dollars (U.S.)

Colombia	$3,926	$563	$—	$371	$198	$3
Brazil	1,503	1,406	390	185	220	120
Chile	1,311	—	—	68	—	—
Panama	808	389	371	44	57	37
Turkey	416	337	116	24	46	38
Guatemala	206	168	48	23	42	12
Dominican Republic	211	139	145	11	19	22
Ecuador	126	—	—	2	—	—
Argentina	122	52	—	14	8	—
China	104	8	—	(19)	(6)	—
Other	478	154	(124)	90	(7)	(81)

Total	$9,211	$3,216	$946	$813	$577	$151

	Property, Plant & Equipment, Net
	December 31,
	2008	2007
	Millions of dollars (U.S.)

Colombia	$714	$614
Brazil	1,281	1,482
Chile	88	—
Panama	272	242
Turkey	132	143
Guatemala	48	37
Dominican Republic	24	23
Ecuador	14	—
Argentina	88	89
China	256	36
Other	607	369

Total	$3,524	$3,035

27.	SUBSEQUENT EVENTS

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

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Additions
	Beginning	Charged to			Deductions		Balance at
	of the	Costs and	Translation	Acquisitions	Amounts		the End of
Million of Dollars (U.S.)	Period	Expenses	Adjustment	of Business	Written off		the Period

Allowance for lease receivables:
For the year ended December 31, 2006	$—	$—	$—	$—	$—		$—
For the year ended December 31, 2007	—	40	—	—	—		40
For the year ended December 31, 2008	40	44	(3)	10	(82	)(a)	9
Allowance for accounts receivable:
For the year ended December 31, 2006	$5	$5	$—	$35	$(6)		$39
For the year ended December 31, 2007	39	9	5	5	(12)		46
For the year ended December 31, 2008	46	27	(8)	31	(27)		69

(a)	Due to termination of lease accounting, the lease receivable and associated allowance have been removed from the Company’s Consolidated Balance Sheet and the amounts were recorded at the net carrying amount in the property, plant and equipment account. See Note 4.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
AEI
c/o AEI Services LLC
Houston, TX

We have audited the accompanying consolidated statement of income of Prisma Energy International, Inc. and subsidiaries (“the Company”), a predecessor entity of AEI, and the related consolidated statements of shareholders’ equity and cash flows for the 249 day period ended September 6, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, and as discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the application of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the 249 day period ended September 6, 2006, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas

October 19, 2007

(August 17, 2009 as to the effects of the application of SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, and the related disclosures in Note 2)

PRISMA ENERGY INTERNATIONAL INC. AND SUBSIDIARIES
(PREDECESSOR)

CONSOLIDATED STATEMENT OF INCOME

249 Day
Period Ended
September 6, 2006
(In millions)

Revenues	$1,414

Cost of sales (excluding depreciation shown separately below)	750

Operating expenses:
Operations, maintenance, and general and administrative expenses	233
Depreciation and amortization	63
Taxes other than income	32
Loss on disposition of assets	6

Total	334

Equity earnings from unconsolidated affiliates	35

Operating Income	365

Other income (expense):
Interest income from unconsolidated affiliates	2
Interest income	80
Interest expense	(70)
Interest expense — shareholder	(26)
Foreign exchange gains — net	17
Gain on early retirement of debt	—
Other income (expense) — net	26

Total	29

Income before income taxes	394
Provision for income taxes	209

Net income	185
Less: net income — noncontrolling Interests	21

Net income attributable to PEI	$164

Basic earnings per share:
Net income attributable to PEI	$159.39

Diluted earnings per share:
Net income attributable to PEI	$71.96

See notes to consolidated financial statements.

PRISMA ENERGY INTERNATIONAL INC. AND SUBSIDIARIES
(PREDECESSOR)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	PEI
					Accumulated
	Invested		Additional	Retain	Other
	Capital	Common	Paid-In	Earnings	Comprehensive	Noncontroling	Total	Comprehensive
	(Predecessor)	Stock	Capital	(Deficits)	Income (Loss)	Interest	Equity	Income
	(In millions)

BALANCE — January 1, 2006	$—	$—	$3,017	$512	$(1,058)	$205	$2,676
Net income				164		21	185	$185
Distributions to shareholders			(740)	(802)		(13)	(1,555)
Compensation under stock incentive plan			11				11
Dividend of portion of subsidiary to parent			(53)	(2)	3		(52)
Cumulative transaction adjustments					80		80	80
Net gains (losses) from cash flow hedging activities
Change in fair value of cash flow hedge					2		2	2
Reclassification to earnings					1		1	1
Income Tax					(1)		(1)	(1)
Change in fair value of net investment hedge					(2)		(2)	(2)
Minimum pension liability accrual, net of income tax of $1 million					(2)		(2)	(2)

Comprehensive income								$263

BALANCE — September 6, 2006	$—	$—	$2,235	$(128)	$(977)	$213	$1,343

See notes to consolidated financial statements.

PRISMA ENERGY INTERNATIONAL INC. AND SUBSIDIARIES
(PREDECESSOR)

CONSOLIDATED STATEMENT OF CASH FLOWS

249 Day
Period Ended
September 6, 2006
(In millions)

Cash flows from operating activities:
Net income	$185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63
Increase in deferred revenue	57
Deferred income taxes	86
Equity earnings from unconsolidated affiliates	(35)
Distributions from unconsolidated affiliates	19
Foreign exchange gains — net	(17)
Loss on disposition of assets	6
Changes in operating assets and liabilities:
Trade receivables	(2)
Accounts payable — trade	46
Accrued income taxes	43
Accrued interest	(2)
Inventory	2
Prepayments	(15)
Regulatory assets and liabilities	17
Other operating activities	(5)

Net cash provided by operating activities	448

Cash flows from investing activities:
Capital expenditures	(72)
Increase in restricted cash — net	(377)
Other investing activities	1

Net cash provided by investing activities	(448)

Cash flows from financing activities:
Issuance of long — term debt	937
Repayment of long — term debt	(80)
Increase in short — term borrowing	89
Net distributions to Shareholder	(846)
Capital Contributions	(727)
Dividends paid to noncontrolling interest	(13)
Debt issue costs	10
Other financing activities	50

Net cash used in financing activities	(580)

Effect of exchange rate changes	22

Net cash flow	(558)
Cash and cash equivalents — beginning of period	1,046

Cash and cash equivalents — end of period	$488

See notes to consolidated financial statements.

PRISMA ENERGY INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 249 DAY PERIOD ENDED SEPTEMBER 6, 2006

1.	ORGANIZATION AND FORMATION

These consolidated financial statements present the historical results of Prisma Energy International Inc. (“PEI”, or “Parent Company”) which was purchased by Ashmore Energy International Limited (“AEIL”) in a two step transaction completed on September 6, 2006 (the “Acquisition”).

PEI, a Cayman Islands exempted company, was formed on June 24, 2003, to own and, in certain circumstances, operate many of the international energy infrastructure businesses owned by Enron Corp. and its affiliates (collectively “Enron”, or “Shareholder”). PEI, which is a holding company, owns and operates its businesses through a number of holding companies, management services companies, and operating companies (collectively, “Prisma Energy”, the “Company”, or the “Companies”). Prisma Energy is involved in the generation, transmission and distribution of power, and the transmission and distribution of natural gas and natural gas liquids outside of the United States.

Beginning on December 2, 2001, Enron and certain of its affiliates filed for protection pursuant to Chapter 11 of the United States Bankruptcy Code. Enron’s plan of reorganization, The Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors (the “Plan of Reorganization”), was confirmed by the United States Bankruptcy Court on July 15, 2004. On August 31, 2004, PEI and Enron entered into a Contribution and Separation Agreement (“Agreement”) which allowed for the contribution and rescission of certain equity interests, transferred contracts, transferred receivables and shared services assets (collectively referred to as the “Assets”) between Enron and PEI in exchange for shares in PEI. The Plan of Reorganization contemplated that these shares would either be distributed to Enron’s unsecured creditors or sold to a third party.

Under the terms of the original Agreement, prior to the distribution of the shares in PEI to the creditors, Enron could identify additional assets to be contributed. Similarly, prior to the distribution of the shares, Enron had the ability to rescind the transfer of Assets. Most of the contributed Assets were transferred to PEI between August 31, 2004, and November 30, 2004, in exchange for 939,846 shares of common stock. Additionally, Enron’s remaining 50% ownership in Smith/Enron Co-generation Limited Partnership (“SECLP”) and the Service Company that operates SECLP, notes receivable from EPE — Empresa Produtora de Energia Ltda. (“EPE”), notes receivable from GasOcidente do Mato Grosso Ltd. (“Gasmat”), and notes receivable from other Holding Companies were transferred in January and May 2006.

Prior to the contribution of the Assets to PEI, the only subsidiary of PEI was Prisma Energy International Services LLC (“Prisma Services”), which was assigned by Enron to PEI in July 2003. Prisma Services, headquartered in Houston, Texas, has approximately 125 employees that provide services to Prisma Energy, as well as, in certain instances, Enron with respect to operating and managing its international assets.

As further discussed below, subsequent to this Agreement, Enron entered into a share purchase agreement with AEIL for the sale of Prisma Energy which was executed in a two-stage transaction.

At the initial closing, Prisma Energy distributed to Enron approximately 77% of its indirect ownership in Promigas S.A., ESP. Enron also retained the right, under certain limited circumstances, to rescind the transfer to PEI of its indirect equity interests in Accroven S.R.L., Elektrocieplownia Nowa Sarzyna Sp. z.o.o., and Puerto Quetzal Power LLC. Enron’s rescission and contribution rights on any other Assets have been terminated as a part of the sale transaction described above.

Enron, AEIL, and PEI signed a share purchase agreement dated May 23, 2006 (“Share Purchase Agreement”), which was subsequently amended and restated on June 9, 2006, for the sale of 100% of the outstanding equity of Prisma Energy in a two-stage transaction. At the initial closing on May 25, 2006, AEIL purchased a 49% economic interest and a 24.26% voting interest in Prisma Energy. AEIL purchased the remaining economic and voting interest in a second closing (“Second Closing”) dated September 6, 2006, after certain consents and waivers were obtained from third parties (contract counterparties, regulators, etc).

On May 25, 2006, the Company also entered into an agreement to provide services to AEIL related to the management of certain of their international energy businesses. This agreement terminated 90 days following the Second Closing.

On December 29, 2006, AEIL and PEI were amalgamated under Cayman law, with PEI being the surviving entity, and PEI’s name was changed to Ashmore Energy International. In October 2007, the Company changed its name to AEI.

The equity interests at September 6, 2006, contributed by Enron or purchased from third parties by Prisma Energy include indirect investments in the international businesses described below:

	Ownership
	Interest(a)	Location of
Company Name	(%)	Operations	Description

ELEKTRO — Eletricidade e Serviços S.A. (“Elektro”)	99.7	Brazil	Power distribution
EPE — Empresa Produtora de Energia Ltda. (“EPE”)(b)	50.0	Brazil	Power generation
GasOcidente do Mato Grosso Ltda. (“Gasmat”)(b)	50.0	Brazil	Gas pipeline
GasOriente Boliviano Ltda. (“Gasbol”)(b)	50.0	Bolivia	Gas pipeline
Transborder Gas Services Ltd. (“TBS”)(b)	50.0	Brazil and Bolivia	Purchase and sale of natural gas for EPE
Transredes — Transporte de Hidrocarburos S.A. (“Transredes”)	25.0	Bolivia	Gas and liquids pipeline
Gas Transboliviano S.A. (“GTB”)(c)	17.0	Bolivia	Gas pipeline
Transportadora Brasileira Gasoduto Bolivia-Brasil S/A — TBG (“TBG”)(c)	4.0	Brazil	Gas pipeline
Promigas S.A. E.S.P. (“Promigas”)	9.9	Colombia	Diversified gas transportation and distribution
Vengas, S.A. (“Vengas”)	97.8	Venezuela	LPG transportation and distribution
Accroven SRL (“Accroven”)	49.3	Venezuela	Gas extraction, fractionation and storage
Bahía Las Minas Corp. (“BLM”)	51.0	Panama	Power generation
Puerto Quetzal Power LLC (“PQP”)	55.0	Guatemala	Power generation
Empresa Energetica Corinto Ltd. (“Corinto”)	35.0	Nicaragua	Power generation
Smith/Enron Cogeneration Limited Partnership (“SECLP”)(d)	85.0	Dominican Republic	Power generation
Smith/Enron O&M Limited Partnership(d)	50.0	Dominican Republic	Power generation
Trakya Elektrik Üretim ve Ticaret A.S. (“Trakya”)	59.0	Turkey	Power generation
Elektrocieplownia Nowa Sarzyna Sp. z.o.o. (“Nowa Sarzyna”)	100.0	Poland	Power generation
Subic Power Corp.	50.0	Philippines	Power generation

(a)	Approximate ownership interests as of date of contribution to Prisma Energy. The ownership interest in PQP was increased to 55% in April 2005. The ownership in Promigas was reduced from 42.94% to 9.9% as of May 25, 2006, following the distribution of 33.04% back to Enron.
(b)	The companies comprise an integrated operation referred to collectively as “Cuiaba”.
(c)	Ownership interest based on direct ownership. Total ownership including indirect interests held through Transredes is 29.75% for GTB, and 7.0% for TBG.
(d)	Ownership interest of 35% held by Vengas was contributed to Prisma Energy in August 2004 in connection with the contribution of Vengas. An additional 50% interest was contributed in May 2006 by Enron. This was accounted for as a transfer between entities under common control.

2.	BASIS OF PRESENTATION

These financial statements have been recast to reflect the impact of Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS No. 160”) which was issued in December 2007. The application of this standard reclassifies minority interest expense of $21 million for the 249 day period ended September 6, 2006 as net income attributable to noncontrolling interests below net income in the presentation of net income attributable to PEI. It also separately reflects changes in noncontrolling interests in changes in equity and comprehensive income.

For accounting purposes, the contribution of the Assets to Prisma Energy was a transfer between entities under common control. The historical results of operations and cash flows have been presented as if Enron had contributed the Assets as of January 1, 2006 (the “Contribution Date”).

The assets and liabilities have been accounted for at the historical book values carried by Enron. Prior to the contribution, Enron obtained a third party valuation for the Prisma Energy Assets. The carrying values of the Assets were evaluated for impairment at that time and adjusted accordingly based on the valuation, or on other relevant fair value indicators.

The primary Assets contributed to Prisma Energy were direct and indirect equity interests in international operating companies (“Operating Companies”), direct and indirect equity interests in management companies that perform operations, maintenance and administrative services (“Service Companies”), direct and indirect equity interests in intermediate holding companies (“Holding Companies”), and accounts and notes receivable previously held by Enron from these Companies.

The internal funding structure for the initial development and/or acquisition of the Operating Companies was either through cash contributed by Enron to the Holding Companies, or through intercompany notes between Enron and the Holding Companies or through intercompany notes directly with the Operating Companies. Additional intercompany payables to Enron were also incurred due to cash transfers, corporate allocations, and other intercompany activities. The terms of the notes and intercompany payables vary, and in many instances were non-interest bearing. Most of the intercompany notes receivable from the Companies that were held by Enron were either partially or fully transferred to PEI in exchange for shares. Any intercompany interest associated with these notes has been eliminated. Cash transfers to Enron subsequent to the Contribution Date as payment on these notes and intercompany balances, have been included in the amounts reflected as Distributions to Shareholder on the Consolidated Statement of Shareholders’ Equity and the Consolidated Statement of Cash Flows.

3.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of Prisma Energy International Inc., its wholly owned or controlled subsidiaries, and any variable interest entities (“VIE”) for which Prisma Energy is the primary beneficiary. Investments in subsidiaries in which the Company has the ability to exercise significant influence but not control, and investments in VIEs for which Prisma Energy is not the primary beneficiary, are accounted for using the equity method of accounting. Investments in which the Company does not have significant influence are accounted for using the cost method. All intercompany accounts and transactions have been eliminated.

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, in January 2003 and a subsequent revision in December 2003 (“FIN 46(R)”). The primary objective of FIN 46(R) is to provide guidance on the identification of and financial reporting for, entities over which control is achieved through means other than through voting rights. Such entities are referred to as VIEs. FIN 46(R) requires a company to consolidate a VIE if that company is the primary beneficiary. The primary beneficiary of a VIE is the company that has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to useful lives and carrying values of long-lived assets, carrying value and impairments of equity method investments, primary beneficiary determination for the Company’s investments in VIEs, determination of functional currency, valuation allowances for receivables, the recoverability of deferred regulatory assets, environmental liabilities, the outcome of pending litigation, provision for income taxes, and fair value calculations of derivative instruments.

Foreign Currency — The Company translates the financial statements of its international subsidiaries from their respective functional currencies into the U.S. dollar in accordance with SFAS No. 52, Foreign Currency Translation. An entity’s functional currency is the currency of the primary economic environment in which it operates and is generally the currency in which the business generates and expends cash. Subsidiaries whose functional currency is other than the U.S. dollar translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the end of the year. The revenues and expenses of such subsidiaries are translated into U.S. dollars at the average exchange rates for the year. Foreign exchange gains and losses included in net income result from foreign exchange fluctuations on transactions denominated in a currency other than the subsidiary’s functional currency.

The Company has determined that the functional currency for many of the international subsidiaries is the U.S. dollar due to their operating, financing, and other contractual arrangements. The Operating Companies that are considered to have their local currency as the functional currency are Elektro in Brazil, Vengas in Venezuela, and Promigas in Colombia.

Revenue Recognition — The Company’s consolidated revenues are attributable to sales and other revenues associated with the transmission and distribution of power and LPG, sales from the generation of power, and revenues from providing administrative, operations and maintenance services to unconsolidated affiliates and to the Shareholder.

Power distribution sales to final customers are recognized when power is provided. Billings for these sales are made on a monthly basis. Revenues that have been earned but not yet billed are accrued based upon the estimated amount of energy delivered during the unbilled period and the historical average of the billing rates for each category of customer. Differences between estimated and actual unbilled revenues are recognized in the following month. Revenues received from other power distribution companies for use of the Company’s basic transmission and distribution network are recognized in the month that the network services are provided.

The Company recognizes revenue when it is realized or realizable, earned, and when collectibility is reasonably assured. Beginning in 2002, EPE entered into discussions with its sole customer to renegotiate its power purchase agreement. The Company determined that the amended power purchase agreement for EPE should be considered a lease in accordance with SFAS No. 13, Accounting for Leases, and the guidance in EITF No. 01-8, Determining When an Arrangement Contains a Lease. The lease inception date was July 1, 2005. The Company recognizes revenue on the net investment in direct financing lease over the term of the power purchase agreement based on a constant periodic rate of return. Contingent rentals are recognized as received.

All other revenues are recognized when products are delivered or services are rendered.

Deferred Revenue — Applicable revenues are recognized based on the lesser of (1) the amount billable under the contract or (2) an amount determined by the kilowatt-hour made available during the period multiplied by the estimated average revenue per kilowatt-hour over the term of the contract. The cumulative difference between the amount billed and the amount recognized as revenue is reflected as deferred revenue on the consolidated balance sheet.

Earnings Per Share — Basic earnings per share are calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of potentially dilutive securities, including the effects of outstanding restricted stock units and securities issuable under the Company’s stock-based incentive plans. Potentially dilutive securities, including outstanding stock units, are excluded in calculating earnings per share if their inclusion is anti-dilutive. All reference to earning per share is on a diluted basis unless otherwise noted.

Basic and diluted earnings per share were as follows:

249 Day
Period Ended
September 6, 2006

Basic earnings per share computation
Numerator
Net income attributable to PEI (in millions)	$164
Denominator
Average number of common shares outstanding (in millions)	1

Net income attributable to PEI per share	$159.39

Diluted earnings per share computation
Numerator
Net income attributable to PEI (in millions)	$164
Denominator
Average number of common shares outstanding (in millions)	2

Net income attributable to PEI per share	$71.96

Property, Plant, and Equipment — Expenditures for maintenance costs and repairs are charged to expense as incurred.

Depreciation is expensed over the estimated useful lives of the related assets using the straight-line method. The ranges of estimated useful lives for significant categories of property, plant and equipment are as follows:

Power generation equipment	5 - 30 years
Pipelines	21 - 40 years
Machinery and equipment	5 - 50 years

Deferred Financing Costs — Financing costs are deferred and amortized over the related period using the effective interest rate method or the straight-line method when it does not differ materially from the effective interest method.

Income Taxes — In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Derivatives — The Company enters into various derivative transactions in order to hedge its exposure to commodity, foreign currency, and interest rate risk. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company reflects all derivatives as either assets or liabilities on the balance sheet at their fair value. All changes in the fair value of the derivatives are recognized in income unless specific hedge criteria are met, which requires that a company must formally document, designate, and assess the effectiveness of the hedge. Changes in the fair value of a derivative that is highly effective and qualifies as a cash flow hedge are reflected in accumulated other comprehensive income and recognized in income when the hedged transaction occurs. Any ineffectiveness is recognized in income immediately. Changes in the fair value of hedges of a net investment in a foreign operation are reflected as cumulative translation adjustments in other comprehensive income. Many contracts of the Company that would otherwise have been accounted for as derivative instruments do not meet derivative classification requirements due to the fact that they are not readily convertible to cash.

Pension Benefits — Employees in the United States and in many of the foreign locations are covered by various retirement plans provided by PEI or the respective Operating Companies. The types of plans include defined contribution and savings plans, and defined benefit plans. The Company accounts for defined benefit pension plans in accordance with SFAS No. 87, Employers’ Accounting for Pensions. Expenses related to the defined benefit pension plans are determined based on a number of factors including benefits earned, salaries, actuarial assumptions, the passage of time and expected returns on plan assets as further discussed in Note 14, Benefit Plans. Expenses attributable to the defined contribution and savings plans are recognized as incurred.

Stock-Based Compensation — The Company adopted a long-term equity incentive compensation plan during 2004 and applies the fair value method of accounting for stock awards issued under the plan in accordance with FASB No. 123(R), Share-Based Payment. The fair value of the award is determined at the date of the share grant and compensation expense is recognized over the required vesting period.

Regulatory Assets and Liabilities — The Company has certain operations that are subject to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. The Company capitalizes incurred allowable costs as deferred regulatory assets if there is a probable expectation that future revenue equal to the costs incurred will be billed and collected through increases in the tariff. If future recovery of costs is not considered probable, the deferred regulatory asset is recognized as expense. Regulatory liabilities are recorded for amounts expected to be passed to the customer as refunds or reductions on future billings.

4.	CASH AND CASH EQUIVALENTS

Supplemental cash flow information is as follows:

249 Day
Period Ended
September 6, 2006
(U.S. dollars in millions)

Cash paid during the period for:
Interest	$95
Income taxes	64

Cash paid for interest includes payments to Enron of $6 million during the 249 day period ended September 6, 2006. Additionally, cash paid for interest includes payments to AEIL of $9 million for the 249 day period ending September 6, 2006.

5.	REGULATORY ASSETS AND LIABILITIES

Elektro operates in the Brazilian electricity sector, which is subject to regulation by Agência Nacional de Energia Elétrica — ANEEL (“ANEEL”). The rate-setting structure is designed to maintain the economic and financial balance of the concession and to transfer the concessionaire’s productivity gains to the consumers. The tariff structure provides for recovery of Elektro’s allowable costs, including those incurred as a result of government-mandated power rationing measures imposed during 2001. Tariffs are reset every four years and have an annual readjustment for inflation of controllable costs and the pass through of non-controllable costs.

Additionally, Elektro is entitled to an extraordinary tariff review, in the event of significant changes in the cost structure, in order to maintain the economic and financial equilibrium of the concession.

Deferred Tariff Increase — In the August 2003 tariff review, ANEEL allowed Elektro a tariff increase of 28.69%, of which 20.25% was effective immediately with the remainder to be applied in three annual installments effective August 2004, 2005, and 2006, which will be recovered in 2007.

Recovery of Losses From Rationing Program — During 2001, the Federal Government of Brazil instituted an electricity rationing program in response to an energy shortage caused by low rainfall, reduced reservoir levels and Brazil’s significant dependence on electricity generated from hydrological resources. The rationing resulted in losses for the Company and other distribution companies in Brazil. In December 2001, electricity concessionaires reached an industry-wide agreement, the Electric Sector General Agreement, with the Federal Government granting increased rates to distribution companies to provide recovery for losses incurred as a result of the rationing program. The impact of the increased rates was recorded to revenues with a corresponding recognition of a deferred regulatory asset. The deferred asset represents the amount expected to be recovered over the next 24 months, in accordance with EITF No. 92-7, Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Programs.

Free Energy — Following the privatization of power companies in Brazil at the end of the 1990’s, long-term power supply contracts between generation companies and distribution companies were cancelled and replaced with new contracts (“Initial Contracts”). Free Energy refers to power produced by generation plants that was not committed to Initial Contracts.

The Brazilian electricity market has a reallocation mechanism that attributes a level of assured power to each generation plant and distributes any surplus among the generating plants that are producing less than their specific level of assured power. During the rationing program in 2001, the national electric system operator ordered a sharp reduction in the power generated by plants that operated under the Initial Contracts. This reduction resulted in a financial exposure for these plants because they were forced to purchase power through the wholesale market in order to satisfy their requirements under their Initial Contracts. The Electric Sector General Agreement stipulated a limit for this financial exposure by setting a price cap for the Free Energy purchased during the rationing period. The difference between (1) the wholesale energy market prices during the rationing period owed to the Power Generation plants producing Free Energy, and (2) the capped price, is being reimbursed by the local distribution companies on a monthly basis and passed-through to the energy tariffs of the final consumers.

Parcel A — As a part of the Electric Sector General Agreement, the distribution companies obtained the right to recover price variations for non-controllable costs (“Parcel A” costs). Distribution companies are permitted to pass the Parcel A costs through to the customers via future rate adjustments. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes not controlled by the Company. The regulatory asset for Parcel A refers to increases in Parcel A costs between January and October 2001, which Elektro will recover by the end of 2007 through the extraordinary tariff increase mechanism.

Tracking Account for Variations in Parcel A — The Parcel A tracking account mechanism (“CVA”) was established to record monthly price variations, from October 2001 onwards, for non-controllable costs between annual tariff adjustments. In each annual tariff adjustment, there is a tariff increase or decrease, for the following twelve months, to reconcile for the accumulated gain or loss of the CVA. Interest is applied if an increase is realized.

Recoverable Revenue Taxes — In accordance with the Concession Agreement and local law, Elektro has the right to tariff adjustments for increases in certain taxes on revenues to support various social programs. These taxes include Employees Social Integration Program (“PIS”), Government Employees Savings Program (“PASEP”), and Tax for Social Security Financing (“COFINS”). Through August 2005, Elektro recognized such tax increases as regulatory assets and will receive recovery of the deferred asset through the annual tariff adjustments in 2005 and 2006. Elektro began recovering such tax increases through direct charges to its consumers in August 2005 and expects full recovery by August 2008.

Energy Savings Program — Elektro’s concession agreement reflects an industry-wide requirement of an annual obligation to invest 1% of net operating revenue in programs to reduce energy losses and for technological research and development in the power sector. This regulatory charge is included in the tariff collected from the customers. Elektro has invested in public lighting programs, projects for primary education, and several studies on how to improve the use of electric energy in Brazil. The Company recognizes 1% of its net operating revenues as a liability for the energy savings program. The liability is then reduced by the operating expenses and depreciation related to this program as they are incurred.

Low Income Customers — A certain classification known as “low income customers” includes residential customers whose consumption is below certain specified limits. These low-income customers have the right to lower tariffs. After the low-income system was implemented, the law changed the criterion for “low income” which generated a surplus to Elektro. This surplus will be redistributed to Elektro’s customers in each annual tariff adjustment.

6.	INVESTMENT IN DIRECT FINANCING LEASE

The power purchase agreement between EPE and Furnas was amended in July 2005. In accordance with SFAS No. 13, Accounting for Leases, and the guidance in EITF No. 01-8, Determining When An Arrangement Contains a Lease (“EITF 01-8”), the Company determined that the power purchase agreement should be accounted for as an in-substance finance lease. The lease inception date was July 1, 2005. The Company has also determined that the power purchase agreement entered into by Trakya should be accounted for as an operating lease under EITF 01-8 as of November 2004.

Future minimum lease payments on direct financing leases are $19 million in 2006, $23 million in 2007, $22 million in 2008, $20 million in 2009, $20 million in 2010, and $112 million thereafter. Future minimum rentals on noncancellable operating leases are $170 million in 2006, $167 million in 2007, $154 million in 2008, $170 million in 2009, $55 million in 2010 and $580 million thereafter.

7.	INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Prisma Energy’s equity earnings from unconsolidated affiliates for the 249 day period ended September 6, 2006 are as follows:

249 Day
Period Ended
September 6, 2006
(U.S. dollars in millions)

Accroven	$3
GTB	4
Promigas	14
Subic	4
Transredes	10

$35

The Company adopted the requirements of FIN 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, effective January 1, 2004. The Company determined that the Cuiaba, Trakya and Corinto entities are VIEs. The Company has ownership interests and notes receivable with Cuiaba, which based on analysis, will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company has a majority equity position and is closely associated with Trakya’s operations through its operations and management agreement. Therefore the Company has determined that it is the primary beneficiary for the Cuiaba and Trakya entities. One Cuiaba company, Gasbol, was accounted for under the equity method of accounting prior to the adoption of FIN 46(R). The Company has an ownership interest and notes receivable from Corinto but has determined that it is not the primary beneficiary.

Summarized financial data for investments accounted for under the equity method is as follows:

249 Day
Period Ended
September 6, 2006
(U.S. dollars in millions)

Statement of Income
Revenues	$452
Net income	109

The Company provides administrative, operations and maintenance services to some of the Operating Companies on a contracted basis. Revenues recognized for services provided to unconsolidated affiliates were $3 million for the 249 day period ended September 6, 2006.

8.	LONG TERM DEBT

Long-term debt balances and related interest rates by borrower as of December 31, 2005, are as follows. Interest rates reflected in the table are year-end rates.

2005
(U.S. dollars in millions)

Elektro, Brazilian real debentures, 11.80% to 20.65%	$321
Elektro, Brazilian real notes, 5.00% to 15.75%	55
Trakya, U.S. dollar notes, 7.9% to 9.8%	139
Cuiaba, U.S. dollar notes to other shareholders, 0% to 10%	123
Nowa Sarzyna, U.S. dollar loans, 6.28%	91
PQP, U.S. dollar notes, 6.47% to 10.66%	70
BLM, U.S. dollar notes, 7.81% to 8.31%	41
BLM, short term financing	6
Vengas, Venezuelan bolivar loans, 15.4%	19
Other	5

The long-term debt held by the Operating Companies is nonrecourse and is not a direct obligation of the Parent Company. Many of the financings are secured by the assets and a pledge of ownership of shares of the individual Operating Companies. The terms of the long-term debt include certain financial and non-financial covenants that are limited to each of the individual Operating Companies. These covenants include, but are not limited to, achievement of certain financial ratios, limitations on the payment of dividends unless certain ratios are met, minimum working capital requirements, and maintenance of reserves for debt service and for major maintenance.

Enron had historically provided payment guarantees and other credit support for the long-term debt of some of the Operating Companies. The Enron bankruptcy created defaults under these financings. The guarantees have not been replaced, but the defaults were cured through additional financial restrictions placed on the Operating Companies including the funding of additional reserves.

Elektro — During 2005, Elektro implemented a restructuring of its debt, including both third party and intercompany financing arrangements, and capital investments. In October 2005, Elektro raised $332 million (R$750 million) through a public debenture offering in Brazil. The public debentures in the amount of R$750 million were issued in three series that mature in equal installments in 2009, 2010, and 2011. The debentures accrue interest based on 11.8% per year and are indexed to IGP-M (Brazil market general price index) for the first series, and based on CDI (Brazil interbank interest rate) plus 1.65% per year for the second and third series. Interest payments are due annually for the first series, and due semi-annually for the second and third series. The principal of the debentures are unsecured. Interest payments are secured through a pledge of funds held in a reserve account.

Elektro has also been provided financing by Banco Nacional de Desenvolvimento Econômica e Social (the National Bank of Economic and Social Development) and by Eletrobrás, the Brazilian state-owned electric company. These financings were provided for various capital expenditure and regulatory programs including energy rationing and the tracking account for Parcel A. These loans have maturities from 2006 through 2016 and accrue interest based on the Selic rate (Brazil central bank overnight lending rate) + 1% per year, RGR (Global Reversion Reserve fund rate) + 5% per year, or TJLP (Brazil long term interest rate) + spreads from 3.2% to 6.0%. These financings are secured either by pledge of funds or by bank letters of guarantee.

A summary of the relevant interest rates and indices for Brazil as of December 31, 2005, were as follows:

2005

TJLP	9.75%
Selic	19.05
CDI	19.00
RGR	—

Trakya — The financing consists of Export-Import Bank of the United States (“EXIM”), Overseas Private Investment Corporation (“OPIC”), and commercial bank loans. These loans bear various interest rates including fixed rates of 7.95%, interest rates based on a certificate interest rate plus 3.2%, and interest based on six-month LIBOR. Trakya was required to enter into interest rate swap agreements on the LIBOR based loan for a fixed rate of 7.90%. Principal payments are due semi-annually with final maturity in 2008. Interest payments are due either quarterly or semi-annually. All assets of Trakya are pledged as collateral under its loan facilities. The loan facilities also require reserves for debt service, debt payment, and maintenance.

Cuiaba — The financing for EPE, Gasmat, and Gasbol consists of shareholder loans. The loans consist of several promissory notes bearing fixed interest rates of 0%, 6% and 10% and are unsecured. Principal and interest payments are due annually with final maturities from 2015 through 2017. EPE, Gasmat and Gasbol have the right to prepay the notes. EPE and Gasmat also have the ability to roll over the notes if unable to repay the debt in any given year.

Nowa Sarzyna — The financing consists of a commercial bank syndicated loan bearing a floating interest rate based on LIBOR + variable margin in the range of 1.25% and 1.68%. Nowa Sarzyna entered into an interest rate swap agreement for a fixed rate of interest of 6.28%. Principal and interest payments are due semi-annually with final maturity in 2015. The loan is secured by all the noncurrent assets of Nowa Sarzyna. The loan requires reserves for debt service and maintenance. The bank also required a special reserve of $10 million be established, which may, under certain conditions be released on December 31, 2006.

PQP — The financing for PQP includes bonds and certificates of participation with the United States Secretary of Transportation Maritime Administration (“MARAD”) and OPIC bearing fixed interest rates of 6.47% and 10.66%. Principal and interest payments are due semi-annually with final maturity in 2012. The loans are secured by PQP’s power plant barges and moveable assets and the shares of PQP. The loan facilities require reserves for debt service, major maintenance, and insurance. A special escrow reserve was also established as required by MARAD. The balance of the escrow reserve as of December 31, 2005, was $14 million. Under certain conditions, this escrow reserve may be released in five equal installments beginning December 31, 2005.

BLM — In June 2005, BLM refinanced all of its existing bank debt, which was previously due to mature between 2006 and 2007. The new syndicated bank loans are divided into two tranches. Tranche A is a $28 million senior secured term loan with an interest rate of LIBOR + 4% for the first two years and LIBOR + 4.5% thereafter. Principal and interest for Tranche A is payable quarterly until maturity in 2012. Tranche B is a $15 million subordinated loan with a bullet maturity in 2012 and bears an interest rate of LIBOR + 3.5%. Both tranches are collateralized by the assets of BLM, and the Tranche A lenders benefit from a pledge of Prisma Energy’s 51% indirect ownership interest in BLM. The Republic of Panama guarantees Tranche B. As collateral for the guarantee, the five 115 kV substations located inside the BLM plant facility have been mortgaged in favor of the Republic of Panama. Both Tranches have mandatory prepayment provisions with cash sweeps.

As of December 31, 2005, BLM also had short-term borrowings of $6 million that were repaid in January 2006. Under the loan agreement with the senior lenders, BLM is authorized to enter into short-term financing of up to $11 million for fuel purchases secured with accounts receivable. Subsequent to December 31, 2005, BLM entered into an agreement for a line of credit for $8 million, which must be utilized solely for the purchase of fuel. This facility is also secured by the accounts receivable of BLM. BLM’s senior lenders have capped the combined outstanding amounts at any time under both the short-term financing and the line of credit to $16 million.

Vengas — The Vengas financing is an unsecured loan agreement with a Venezuelan syndicate of banks. The loan, which is denominated and payable in Venezuelan bolivars, bears interest at 90% of the Venezuelan active market rate (“TAM”). Principal and interest are payable monthly with final maturity in 2007.

Aggregate maturities of the principal amounts of long-term debt obligations for the next five years and in total thereafter are as follows:

(U.S. dollars in millions)

2006	$122
2007	93
2008	82
2009	140
2010	139
Thereafter	294

Total	$870

9.	INTEREST INCOME

The long-term receivables from Furnas accrue interest based on the Selic rate. Additionally, under the terms of the power purchase agreement, retroactive interest was allowed to be applied to the balances that were outstanding since 2002. Interest income recognized on these receivables was $5 million for the 249 day period ended September 6, 2006.

Monetary index adjustments based on indicators, such as interest or inflation rates, are utilized in Brazil to maintain the value of assets and to update liabilities in order to compensate creditors for loss of value over time.

The regulator allows Elektro to utilize the monetary indexation mechanism to adjust its regulatory assets and liabilities. Additionally, Brazilian tax authorities require that amounts related to contingent tax payments be adjusted. Income recognized for monetary index adjustments included in interest income was $13 million for the 249 day period ended September 6, 2006.

10.	OTHER INCOME (EXPENSE) — NET

249 Day
Period Ended
September 6, 2006
(U.S. dollars in millions)

Income from right of reimbursement	$45
Expenses from interest and penalties	(6)
Write-off of loan to related party	(14)
Other — net	1

$26

In relation to its long-term receivable with CDE, SECLP recognizes income and offsetting expense, related to its right of reimbursement of taxes, associated interest, and surcharges related to the noncurrent liability.

11.	INCOME TAXES

PEI is a Cayman Islands company, which is not subject to income tax in the Cayman Islands. The Company operates through various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. Variations also arise when income earned and taxed in a particular country or countries fluctuates from year to year.

Income Tax Provision — The provision for income taxes on income from continuing operations is comprised of the following:

249 Day
Period Ended
September 6, 2006
(U.S. dollars in millions)

Current:
Cayman Islands	$—
Foreign	125

Total current	125

Deferred:
Cayman Islands	—
Foreign	84

Total deferred	84

Provision for income taxes	$209

Income from continuing operations before taxes was $394 million for the 249 day period ended September 6, 2006.

Effective Tax Rate Reconciliation — A reconciliation of the Company’s income tax rate to its effective tax rate as a percentage of income before taxes is as follows:

249 Day
Period Ended
September 6, 2006

Statutory tax rate — Cayman Island	—%
Taxes of foreign earnings	53.05
Tax credits	—
Valuation allowance and other adjustments	—

Effective tax rate	53.05%

The Company has received tax assessments from various taxing authorities and is currently at varying stages of appeals and /or litigation regarding these matters. The Company has provided for the amounts it believes will ultimately result from these proceedings. The Company believes it has substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. While the Company has provided for the taxes that it believes will ultimately be payable as a result of these assessments, the aggregate assessments at December 31, 2005 are approximately $82 million in excess of the taxes provided for in these consolidated financial statements.

Income tax returns are subject to review and examination in the various jurisdictions in which the Company operates. In accordance with the guidance in SFAS No. 5, Accounting for Contingencies, the Company accrues for taxes in certain situations where it is probable that the taxes ultimately payable will exceed the amounts reflected in the filed tax returns, even though formal assessments have not yet been received. While the Company cannot predict or provide assurance as to the final outcome, the Company does not believe it is probable that such taxes will be ultimately payable and does not expect the liability, if any, resulting from existing or future assessments to have a material impact on its consolidated financial position, results of operations or cash flows.

The Company had net operating losses expire in 2005 in the amount of $1 million. The Company has net operating loss carryforwards in several jurisdictions that expire between 2006 and 2013. The tax-effected amount of these net operating loss carryforwards was $4 million at December 31, 2005. The Company also has net operating loss carryforwards in jurisdictions in which the net operating losses never expire. The tax effected amount of these net operating loss carryforwards were $205 million at December 31, 2005.

The Company had no tax credits expire in 2005. The Company has tax credits in several jurisdictions that will expire between 2006 and 2010. The amount of these credits was $0.1 million at December 31, 2005. The Company also has credits in jurisdictions in which the credit will never expire. The amounts of these credits were $25 million at December 31, 2005.

The Company is subject to changes in tax laws, treaties and regulations in and between the countries in which it operates. A material change in these tax laws, treaties or regulations could result in a higher or lower effective tax rate on the Company’s worldwide earnings. For example, Turkey enacted Law No. 5520, published on June 21, 2006, which lowers its corporate income tax rate from 30% to 20% effective January 1, 2006. While this will not affect current tax expense for the 249 day period ended September 6, 2006 the change in law resulted in an extraordinary charge in Trakya, which showed an increase in net income taxes of $56.6 million for the 249-day period ended September 6, 2006 resulting from a writedown in value of the deferred tax assets.

12.	RELATED PARTY TRANSACTIONS

The Company and Enron have entered into various agreements for services to be provided to each other. Since its formation in July 2003, Prisma Services has provided administrative, operations and maintenance services to Enron for the management of certain of its international businesses and for the winding up of other Enron related matters. The Company received revenue from Enron for management services for the Assets through the date that each of the Assets was contributed to Prisma Energy. Revenues recognized for services provided to Enron were $2 million for the 249 day period ended September 6, 2006.

Enron provides services to the Company through a Transition Services Agreement (“TSA”) that was effective as of August 31, 2004. Under the TSA, Enron provides certain direct and indirect services to Prisma Energy. Charges include (i) direct costs such as rent, information technology, and employee benefits, (ii) direct services such as payroll administration, tax, legal, accounting services, and (iii) fixed monthly fees for office facilities, information technology support, treasury management, risk assessment and control services, and accounting system usage.

Prior to the effective date of the TSA, corporate allocations from Enron were based on both a direct and an indirect allocation of expenses. The direct expenses included charges for rent and information technology services. The indirect allocation was calculated utilizing a methodology approved by the bankruptcy court based on relative average assets and revenues.

Expenses included in the Consolidated Statements of Income for direct and indirect corporate allocations from Enron were $1 million for the 249 day period ended September 6, 2006.

The Company’s U.S. based and expatriate employees participate in Enron employee benefit programs, including health insurance and savings plans. The expense for these benefits was $2 million for the 249 day period ended September 6, 2006.

Many of the Company’s U.S. based and expatriate employees were also participants in the Enron Corp Cash Balance Plan. Following the Enron bankruptcy, the Pension Benefit Guaranty Corporation, which is a federal corporation that insures defined benefit pension plans, filed claims for unfunded benefit liabilities related to this plan and the pension plans of other Enron affiliates (“Pension Plans”). The underfunding obligation for its employees of $2 million was paid to Enron in May 2006, and Prisma Energy has no remaining obligations for these Pension Plans.

The Company leased office space for its Houston headquarters through a sublease agreement with Enron signed on October 31, 2003. Enron elected to have Prisma Energy enter into a direct agreement with the landlord for the lease of the space on substantially the same terms and conditions as Enron’s master lease. The terms of both the sublease and the master lease agreements were for 62 months expiring in April 2009. Rent expense included in the expense allocations from Enron was $0.4 million for the 249 day period ended September 6, 2006.

The Company has notes and accounts receivable from Enron, which have been allowed as bankruptcy claims. These receivables have been adjusted to an estimated recovery value. The Company has received payments of $63 million from Enron affiliates for allowed bankruptcy claims during the 249 day period ended September 6, 2006. Subsequent to December 31, 2005, in conjunction with the initial closing for the sale of Prisma Energy, the Company received payments of $6 million for the outstanding balances on receivables for administrative and other services.

Historically, the internal funding structure for the development and/or acquisition of the Operating Companies was either through cash contributed by Enron to the Holding Companies, or through intercompany notes between Enron and the Holding Companies or the Operating Companies. The terms of the notes vary and in many instances the smaller intercompany transactions were non-interest bearing. Some of the intercompany notes held by Enron were either partially or fully transferred to Prisma Energy in exchange for shares in conjunction with the transfer of the related Operating Companies.

Prisma Energy entered into a $1 billion credit agreement dated May 23, 2006, with AEIL consisting of Tranche A, a $600 million amortizing loan that matures on June 29, 2011, and Tranche B, a $400 million bullet loan that matures on June 27, 2013. Tranche A accrues interest at LIBOR + 3.5% or the rate established by the senior credit agreement agent as its base rate + 2.5%, and Tranche B accrues interest at LIBOR + 4.5% to 5.0% prior to Conversion date and LIBOR + 7.5% to 8.5% after Conversion date. Conversion date means the earlier of (a) May 23, 2008 (the second anniversary of the Closing Date of the credit agreement), or (b) the Early Conversion Date. The Early Conversion date means the date that is six months after a consent cannot be obtained for the Second Closing or the AEIL lenders determine in good faith that the Second Closing will not occur. The Closing Date under the credit agreement occurred on May 25, 2006, when AEIL purchased 49% of the Prisma Energy shares held by Enron. The Second Closing date is when the remaining shares of Prisma Energy held by Enron are purchased by AEIL under the terms of the Share Purchase Agreement. AEIL has certain pledges over the capital securities held by Prisma Energy and its subsidiaries. As of September 6, 2006, Prisma Energy has drawn $1 billion under this facility. The purpose of the credit agreement was to inject funds into Prisma Energy to allow a dividend to Enron (as part of PEI acquisition by AEIL) and to fund the Company’s minimum bid regarding the Promigas outstanding shares held by the affiliates of Enron as further described below.

In addition to the $727 million dividend of funds from the Credit Agreement, the Company paid dividends of $802 million to Enron from existing cash balances and cash flow generated from the operating companies during the 249-day period ended September 6, 2006.

Restrictive Covenants — The $1 billion credit agreement with AEIL includes numerous restrictive covenants for Prisma Energy, its wholly owned subsidiaries and in certain instances some of the Operating Companies, depending upon the specific covenant. A breach of any of these covenants could result in an acceleration of the debt. The Company was in compliance with all covenants during the 249-Day period ended September 6, 2006.

13.	COMPENSATION PLANS

Annual Incentive Plans — The Company has a discretionary annual incentive plan for the U.S. and certain foreign-based employees that is designed to recognize, motivate and reward exceptional contribution toward the accomplishment of Company objectives. The plan is based on target bonus opportunities expressed as a percentage of annual base salary with threshold, target, and maximum award levels. Funding is calculated based on goal achievement and job level weighting tied to financial, operational and individual performance. Many of the Operating Companies also provide annual incentive plans based on the performance of their individual businesses.

Long-Term Incentive Plans — Effective January 1, 2006, PEI adopted the provisions of FASB Statement No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. The adoption of FASB Statement No. 123(R) did not have a material impact on the Company’s results of operations, cash flows or financial position. In 2004, PEI adopted a long-term incentive compensation plan (“Stock Incentive Plan”) that provides awards to certain directors, officers, and key employees of the Parent Company and its subsidiaries. The maximum number of stock units that can be awarded under the Stock Incentive Plan is 4 million stock units, and the number of stock units granted to any individual participant cannot exceed 2 million stock units. The Stock Incentive Plan allows for grants in the form of, or in any combination of stock options, stock appreciation rights, restricted stock awards, share units, and cash awards. The Compensation Committee of PEI’s board of directors administers the Stock Incentive Plan.

In 2006, Enron and certain of its subsidiaries signed a Share Purchase Agreement dated May 23, 2006 (and subsequently amended and restated by the Share Purchase Agreement dated June 9, 2006), with AEIL for the sale of 100% of the outstanding equity of PEI in a two-staged transaction, as further described in Note 1, Organization and Formation. The Stock Incentive Plan of PEI remained in place after the change in control of the Company.

The third party-developed “enterprise value” based model is a fair value based method of accounting for stock-based compensation that was used by PEI prior to January 1, 2006, and continued to be used to approximate the fair value of the stock options until such time as a third-party valuation of PEI was completed as a result of the change in control letter as of October 6, 2006, as described in detail below, which established a value of $32.05 per unit for PEI’s units effective May 1, 2006.

PEI has adopted the provisions of FASB Statement No. 123(R) using the modified prospective transition method. In accordance with this method, the consolidated financial statements as of and for the 249 day period ended September 6, 2006, reflect the impact of FASB Statement No. 123(R). Under the modified prospective transition method, share-based compensation expense for the 249 day period ended September 6, 2006, includes compensation expense for all share-based compensation awards granted prior to, but for which the requisite service had not yet been performed, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FASB Statement No. 123. Compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date is recognized as the date the requisite service is rendered on or after the required effective date.

Awards issued to non-employee directors are fully vested at the grant date in accordance with the grant agreement.

Under the Stock Incentive Plan, PEI granted share units in 2004, some of which have time-based vesting and some of which have performance based vesting. For the units that will vest based on time, 93,159 units vest over a 36-month period from October 1, 2004, through September 30, 2007. The number of units that will vest based on performance is determined based on the actual financial performance of PEI for the period from September 1, 2004, through December 31, 2006, compared to performance goals of PEI set out in the grant agreements. None of the performance-based units will vest, unless the minimum performance goals set out in the grant agreements are attained and the maximum number of units that can vest is 419,170. If the target performance goals set out in the grant agreements are met, 279,446 units would vest. The performance goals under the performance-based grants were changed as a result of the acquisition of PEI, and the vesting schedules under these grants were extended. The estimated market price of each performance-and time-based unit on the grant date was $25 per unit.

PEI also granted share units in 2005. The time-based grant of 51,481 units vests over a 36-month period ending December 31, 2007. None of the performance-based units will vest, unless the minimum performance goals set out in the grant agreements are attained and the maximum number of units that can vest is 224,081. If the target performance goals set out in the grant agreements are met, 154,444 units would vest. The estimated market price of each performance- and time-based unit on the grant date was $27.00 per unit. In addition, 6,808 share unit grants were approved for PEI’s non-employee directors for 2005 to be issued upon the distribution of units of PEI pursuant to the Enron Plan of Reorganization. The awards granted in 2005 provide that, in the event of a change in control, these awards will be canceled and converted into awards under PEI’s Sales Incentive Plan, discussed below.

On May 22, 2006, an acknowledgement was signed by the Stock Incentive Plan participants and Enron Corp. to modify the Stock Incentive Plan that eliminated the discretion of the Compensation Committee to grant dividend equivalent units and instead provide that dividend equivalent rights would be granted with respect to the shares of common stock underlying the units (the “Acknowledgement”). This Acknowledgement also provided that dividend equivalent rights could be paid only in the form of additional units (and not in cash as previously provided). Under FASB Statement No. 123(R), the terms of the Acknowledgement resulted in a modification of the Stock Incentive Plan, because PEI was deemed under FASB Statement No. 123(R) to have issued a new instrument of equal or greater value than the previous instrument that existed. Thus, the awards granted under the Stock Incentive Plan were also modified and revalued as of May 22, 2006, the grant date of the dividend equivalent rights.

The dividend equivalent rights have the same vesting rights as the time- and performance-based share units that they are derived from and are classified as equity. Those dividend equivalent rights are included in the time- and performance-based shares activity tables below.

On May 25, 2006, AEIL acquired 49% of the outstanding shares of PEI from Enron and certain of its subsidiaries. AEIL subsequently acquired the remaining outstanding PEI shares on September 7, 2006. The closing of Stage 2 of the acquisition constituted a change of control under the Stock Incentive Plan, as a result of which the end of the performance period was changed to September 2006 and the vesting period of all of the performance-based awards made under the Stock Incentive Plan was extended by an additional nine months.

Compensation expense recognized for the Long-Term Incentive Plans is $12 million for the 249 day period ending September 6, 2006 Summarized time-based share unit award activity, for the 249 day period ended September 6, 2006, is as follows:

			Aggregate
		Weighted-Average	Intrinsic
	Units	Grant Price	Value
			(In millions)

Beginning of Period, December 31, 2005	144,640	$ 25.72	$ 4
Granted	155,646	32.05	5
Exercised
Forfeited
Outstanding at September 6, 2006	300,286	$ 28.90	$ 9
Exercisable at September 6, 2006	153,895	$ 28.52	$ 4

Summarized performance-based share unit award activity, for the 249 days ended September 6, 2006, is as follows:

		Weighted-Average
Performance-Based Restated Units	Units	Grant Price

Nonvested, Dec. 31, 2005	503,752	$25.62
Granted	601,733	31.28
Exercised	—	—
Forfeited	—	—
Vested at September 6, 2006	—	$—
Nonvested at September 6, 2006	1,105,485	$28.70

A summary of additional information about share units that are outstanding and exercisable at September 6, 2006, is as follows:

			Weighted-Average
		Weighted-Average	Remaining
Share Units Outstanding	Units	Grant Price	Contractual Life
			(In Years)

Performance based	1,105,485	$28.70	.47
Time based	300,286	28.90	.93

Total values at September 6, 2006	1,405,771	$28.74	.58

As of September 6, 2006, there was $21 million of total unrecognized compensation cost related to nonvested units. This cost is expected to be recognized over a weighted-average period of 58 years.

On May 25, 2006, AEIL acquired 49% of the outstanding shares of PEI from Enron and certain of its subsidiaries. AEIL subsequently acquired the remaining outstanding PEI shares on September 7, 2006. The closing of Stage 2 of the acquisition constituted a change of control under the Stock Incentive Plan, as a result of which the end of the performance period was changed to September 2006 and the vesting period of all of the performance-based awards made under the Stock Incentive Plan was extended by an additional nine months.

As a Cayman Islands entity, the Company does not realize any tax benefits from the granting or exercising of these options.

Sales Incentive Plan — In 2005, PEI adopted an incentive compensation plan (“Sales Incentive Plan”) to provide incentives and awards to retain and motivate certain directors, officers, and key employees of PEI and its subsidiaries in the event of a divestiture of PEI by Enron. Awards under this plan were granted as cash awards (“Cash Awards”). The excess of Enron’s realized value over defined threshold amounts, and the calendar year in which a change of control becomes effective, determines the amount to be distributed as Cash Awards (“Cash Award Fund”). Cash Awards vest 50% upon the effectiveness of a change of control and 50% on the first anniversary of such change in control. All vested Cash Awards have been and shall be settled and paid as soon as practicable after becoming vested.

In 2006, Enron signed a Share Purchase Agreement dated May 23, 2006 (and subsequently amended and restated by the Share Purchase Agreement dated June 9, 2006), with AEIL and PEI for the sale of 100% of the outstanding equity of PEI in a two-staged transaction, as further described in Note 1, Organization and Formation. The closing of Stage 2 of this transaction triggered a change in control under the Sales Incentive Plan. The Cash Award funds available for distribution under the Sales Incentive Plan in connection with the transaction are $84 million. Compensation expense recognized for the Sales Incentive Plan was $0 for the 249 day period ended September 6, 2006

14.	BENEFIT PLANS

Elektro Plans — Elektro sponsors two supplementary retirement and pension plans for its employees. The Proportional Balances Supplementary Benefit Plan (“PBSBP”) provides guaranteed benefits to employees who were participants prior to December 31, 1997. The Elektro Supplementary Plan of Retirement and Pension (“ESPRP”), which began on January 1, 1998 is a mixed plan that offers defined benefits for 70% of eligible compensation and defined contributions for 30% of eligible compensation.

The PBSBP does not accept new participants. When the ESPRP plan was created, the existing participants were allowed to transfer to the new plan. Participants that transferred were given the right to receive a balanced benefit proportional to their years of participation in the PBSBP plan. Participants could elect to contribute to the ESPRP plan or to just retain their eligible benefits from the PBSBP plan.

Other Plans — A subsidiary of the Company also participates in a multi-employer noncontributory defined benefit retirement plan that covers all of its employees in the Philippines. The projected benefit obligation, the fair value of plan assets, net periodic benefit cost, and employer contributions to this plan are insignificant (projected benefit obligation is $0.4 million as of December 31, 2005) due to the small number of participants. The Company provides a defined contribution benefit plan to all of its U.S.-based and expatriate employees. The plan was maintained through Enron. The Company matches 100% for the first 3% of eligible compensation contributed by the employee and 50% for the next 2% contributed. The Company also has defined contribution benefit plans for its expatriate employees and for other foreign employees. The Company contributes up to 5% of eligible compensation for these plans. The employees are fully vested in these plans immediately.

Expense recognized for all of the Company’s benefit plans was $1 million for the 249 day period ended September 6, 2006.

15.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of current financial assets and current financial liabilities approximates their carrying value because of the short-term maturity of these financial instruments. The fair value of long-term debt and long-term receivables with variable interest rates also approximate their carrying value. For fixed rate long-term debt and long-term receivables, fair value has been determined using discounted cash flow analyses using available market information. The fair value estimates are made at a specific point in time, based on market conditions and information about the financial instruments. These estimates are subjective in nature and are not necessarily indicative of the amounts the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

The Company has entered into various derivative transactions in order to hedge its exposure to commodity and interest rate risk and reflects all derivatives as either assets or liabilities on the balance sheet at their fair value. Changes in the fair value of a derivative that is highly effective and qualifies for hedge accounting treatment are reflected in accumulated other comprehensive income and recognized in income when the hedged transaction occurs. The interest rate swaps are in place through the maturity of the long-term debt in 2015.

The ineffective portion of the interest rate swaps qualifying for hedge accounting starting in 2005 recognized as income during the 249 day period ended September 6, 2006 was $1 million.

PQP enters into agreements to hedge its exposure to fluctuations related to fuel prices. These derivatives did not qualify for hedge accounting treatment; therefore, income of $3 million was recognized during the 249 day period ended September 6, 2006.

16.	COMMITMENTS

Power Purchases — Since its privatization in July 1998, Elektro’s market has been supplied by pre-existing power purchase agreement obligations. Legislation subsequent to the privatization required that the volumes under these pre-existing contracts would decrease in 25% increments each year, starting on January 2003 through December 31, 2005. In order to cover its needs for 2003 and 2004, Elektro amended these contracts to cover the 2003 and 2004 decrease while guaranteeing 100% pass-through to its tariffs. The regulations did not allow amendments to the pre-existing contracts beyond December 31, 2004.

Earlier power sector models and regulations in Brazil established a phase-out transition from the regulated Initial Contracts to freely negotiated bilateral contracts. In a shift towards a more regulated environment, a new law was enacted during 2004 to establish rules and conditions for distribution companies to buy energy to comply with market obligations. The new law does not allow distribution companies to enter into freely negotiated bilateral contracts to buy energy except for contracts signed prior to enactment of the law. Among other things, the new legislation requires that distribution companies are obligated to cover any short position through annual public auctions that are controlled and organized by the federal government.

The power purchase agreements resulting from these auctions are non-negotiable adhesion contracts that are regulated by the government in every aspect except for volume and price. The purchase price for the distribution company is established from the bidding process and is fully passed through to the customer. The distribution company notifies the federal government of the quantity it needs to purchase and the price is determined by offers by the generators and independent power producers. In the event the offer is lower than the demanded volume, the federal government holds other auctions to balance the supply and demand.

In order to mitigate load forecast uncertainties, distribution companies have the right to relinquish up to 4% of each contracted volume once a year without penalty. A long position of up to 3% of a distribution company’s total load is allowed to be fully passed-through to tariffs. If the distribution company foresees that it becomes short in the following year, it may buy additional energy of up to 1% of its total load of the previous year at an annual auction with full tariff pass-through, or it may buy energy through the wholesale market mechanism. Through this mechanism, distribution companies can purchase energy from other distribution companies that have a surplus of energy.

If a distribution company is short due to a miscalculation of the area of service demand in relation to its load therefore not contracting a sufficient volume, it pays the higher price of (i) the prevailing spot price and (ii) a reference price determined in the auction that set the price. Purchasing energy to remedy such short positions subjects the distribution company to penalties.

In order to comply with the new regulations, Elektro purchased energy in the auctions to replace the pre-existing contracts and to cover the estimated market growth for the eight-year term contracts. In addition, in order to avoid downside penalties for underestimating the future load, a percentage was added to the expected volume. Such additional volume may be reduced via the 4% per contract rule stated above if not needed.

Future commitments under these power purchase contracts as of December 31, 2005, are as follows:

(U.S. dollars in millions)

2006	$469
2007	462
2008	468
2009	374
2010	398
Thereafter	3,347

Total	$5,518

Fuel Purchases — Trakya has signed a take-or-pay agreement with the Turkish state-owned monopoly for their supply of gas. The agreement has an initial term ending in October 2014 and may be extended to 2019 subject to the availability of gas. The take-or-pay obligation is based on an approximate level of gas consumption that would be required for Trakya to meet most of its annual net generation requirements under its energy sales agreement.

Nowa Sarzyna has a take-or-pay fuel supply agreement with the Polish state-owned oil and gas monopoly with a 20-year term through March 2018. Nowa Sarzyna is obligated to pay for a minimum annual contracted off-take equal to 90% of the minimum quantity of 180 million cubic meters per year.

TBS has a gas supply agreement that contains a take-or-pay provision for 55% of the daily contract quantity with a five-year make up period. The maximum daily contract quantity of the contract is 83,665 MMBtu/day. The contract expires in May 2019.

PQP has a long-term fuel supply agreement for heavy fuel oil. The contract expires in February 2013.

Expense recognized under these fuel purchase agreements was $124 million in the 249 day period ended September 6, 2006. Future commitments under these fuel purchase agreements as of December 31, 2005, are as follows:

(U.S. dollars in millions)

2006	$287
2007	295
2008	283
2009	291
2010	282
Thereafter	2,482

Total	$3,920

Gas Transportation Agreement — TBS has a gas transportation agreement with GTB with a 25-year term ending September 27, 2027. The maximum daily transported quantity of the contract is 80,762 MMBtu/day with 100% ship-or-pay. Estimated payments to be made under this agreement are $5 million for each of the next five years and $69 million thereafter. The total future commitments under this agreement are $94 million.

Equipment — EPE signed two nine-year contracts for the supply of parts and maintenance services for its combustion turbines. Estimated payments to be made under these contracts are $17 million in 2006, $1 million in 2007, $11 million in 2008, $2 million in 2009, $1 million in 2010 and $43 million thereafter. The total future commitments under this agreement are $75 million.

Other — Several of the Company’s subsidiaries have entered into various long-term contracts. These contracts are mainly for office rent, administration, operation and commercial support. Estimated payments to be made under these contracts are $3 million in 2006, $3 million in 2007, $3 million in 2008, $2 million in 2009, $1 million in 2010 and $4 million thereafter. The total future commitments under this agreement are $16 million.

17.	CONTINGENCIES

Letters of Credit — In the normal course of business, Prisma Energy and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties. Such agreements include guarantees, letters of credit, and surety bonds. These agreements are entered into primarily to support or enhance the creditworthiness of a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purpose. As of December 31, 2005, $51 million in letters of credit, bank guarantees, and performance bonds was outstanding, of which $47 million was fully cash collateralized.

Enron had historically provided guarantees and other credit support for some of the Operating Companies. As discussed in Note 8, defaults under several of the financing agreements were owed through additional financial restrictions placed on the Operating Companies. In other instances, Prisma Energy will have to replace the credit support as further discussed below.

Under a sponsor undertaking agreement, Prisma Energy is obligated to provide, or cause to be provided, all performance bonds, letters of credit, or guarantees required under the service agreement between Accroven and its customer, PDVSA-Gas. In February 2006, Prisma Energy’s board of directors approved the execution of a reimbursement agreement with a bank to issue four new letters of credit totaling approximately $21 million. Accroven is required to reimburse Prisma Energy for any payment made in connection with the letters of credit.

Enron financed part of its equity investment in Corinto through an arrangement with MARAD. MARAD required Enron to purchase Corinto’s long-term debt with MARAD (less any amounts already deposited in a reserve fund) in the event that Enron’s corporate rating fell to BB plus or below. MARAD filed a proof of claim against Enron alleging Enron’s breach of the purchase agreement because Enron’s rating fell below BB plus. This issue is still under negotiation as part of the Enron bankruptcy claims process. The Company is committed to reimburse Enron for any amounts up to $11 million that Enron pays related to the MARAD claim. The Company has rights to recover a portion of any amounts paid to Enron from the other shareholders of Corinto, but there is no assurance that these amounts would be collected. The outstanding balance on the Corinto debt (less amounts in the reserve fund — approximately $6 million) as of December 31, 2005, is $20 million. The claim is currently in the discovery phase; however, the Company does not believe that the currently expected outcome of this claim will have a material adverse effect on its financial condition, results of operations, or liquidity.

TBG and its shareholders were provided shareholder parent undertakings. The guaranty provided by one of the Company’s subsidiaries was in the total amount of approximately $17 million. However, TBG cannot call more than approximately $4 million under the guaranty, since the Company has already complied with its capital commitment obligations. The remaining $4 million under the guaranty can be called only under limited circumstances. Transredes provided a similar shareholder parent undertaking for TBG and its shareholders. The remaining guaranty for Transredes is approximately $12 million. The Company does not believe that the exposure under these guarantees will have a material adverse effect on its financial condition, results of operations, or liquidity.

Political Matters:

Turkey — Since the election of the current Turkish government in November 2002, Trakya and the other Turkish thermal power projects have been under pressure from the Ministry of Energy and Natural Resource (“MENR”) to renegotiate their current contracts. The primary aim of the MENR is to reduce what it views as excess return paid to the projects by the State Wholesale Electricity and Trading Company under the existing power purchase agreements. Prisma Energy and the other shareholders of Trakya developed a proposal and presented it to the MENR in April 2006. The MENR has not formally responded to the proposal, but even if accepted, the implementation of the restructuring is not expected to occur before the end of 2007 due to the time that will be required for a coordinated interaction among multiple government agencies. The Company does not believe that the currently expected outcome under the restructuring will have a material adverse effect on its financial conditions, results of operations, or liquidity.

Trakya is in negotiations with MENR regarding a decrease in Trakya’s tariff due to a decrease in the Turkish statutory tax rate. The Company has accrued approximately $5 million related to this issue and does not believe that the currently expected outcome of these negotiations will materially exceed this amount or would have a material adverse effect on its financial conditions, results of operations, or liquidity.

Bolivia — On May 1, 2006, the Bolivian government purported to nationalize the hydrocarbons industry under Supreme Decree No. 28701. The Decree, among other things, anticipates, through future action, the nationalization of the shares necessary for the state-run oil and gas company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), to control at least 50% plus one share of certain named companies, including Transredes. Further actions would be necessary for the government to expropriate the shares in Transredes held by the Company. No significant impact on operations at Transredes, GTB and TBG has occurred since the purported nationalization. The Company is currently evaluating the commercial impact that these recent political events in Bolivia could have on Cuiaba in Brazil. An interim gas supply agreement (GSA) between TBS and YPFB was executed on June 22, 2007, which contemplates a reduction in the gas supply to Cuiaba through 2009. Negotiations for a definitive GSA, as well as negotiations with Furnas (Cuiaba’s off-taker) and ANEEL are ongoing. The Company does not believe that the currently expected outcome of these events will have a material adverse effect on its business, financial condition, results of operations, or liquidity, but the final outcome of these events remains uncertain.

BLM — Panama’s National Dispatch Center (“NDC”) has taken the position that BLM’s limited fuel inventory in the months of January and February 2006, in addition to the fact that the combined cycle unit was taken off-line for almost a week in March 2006 as a result of a lightning strike, translates into a non-compliance of BLM’s availability commitments under its capacity reserve contracts. Therefore, the NDC reversed BLM’s reserve capacity sales for the months of January through March, and disallowed BLM from selling reserve capacity beginning May 11, 2006. BLM believes the position of the NDC is in contravention of the regulations, including rulings issued by the NDC in similar cases last year. BLM has presented its arguments to the NDC, the regulator, and members of the electricity commission formed by the office of the Presidency of Panama, and has filed a formal appeal of NDC’s decision before the regulator. BLM is currently awaiting the ruling. Pending its final decision on the merits, the regulator ordered the NDC to temporarily reinstate BLM’s reserve capacity contracts on June 14, 2006. If the regulator ultimately does not rule in favor of BLM, this issue could result in a material adverse effect under BLM’s financing and a potential default of BLM’s loans. On March 14, 2007, the Company sold its 51% indirect interest in BLM.

Litigation:

The Company’s subsidiaries are involved in a number of legal proceedings, mostly civil, regulatory, contractual, tax, and labor, and personal injury claims and suits, in the normal course of business. The Company’s subsidiaries have accrued for litigation and claims in accordance with SFAS 5, Accounting for Contingencies. As of December 31, 2005, the Company has accrued $81 million for claims and suits. This amount has been determined based on managements’ assessment of prevailing or losing in some of the particular cases, and based on the Company’s general experience with these particular types of cases. Although the ultimate outcome of such matters cannot be predicted with certainty, the Company does not believe, taking into account reserves for estimated liabilities, that the currently expected outcome of these proceedings will have a material adverse effect on the Company’s financial statements. It is possible, however, that some matters could be decided unfavorably to the Company and that the Company could be required to pay damages or to make expenditures in amounts that could be material, but cannot be estimated at September 6, 2006.

Elektro — As a Brazilian power distribution company, Elektro is a party to a number of lawsuits. The nature of these suits can generally be described in three categories. Civil cases include suits involving the suspension of power to nonpaying customers, suits involving workers or the public that incur property damage or injury in connection with Elektro’s facilities and power lines, and suits contesting the privatization of Elektro, which occurred in 1998. Tax cases include suits with the tax authorities over appropriate methodologies for calculating value-added tax, social security contributions, and social integration taxes. Labor suits include various issues, such as labor accidents, overtime calculations, vacation issues, hazardous work and severance payments. The total number of suits was more than 4,000.

Elektro has three separate ongoing lawsuits stemming from lawsuits filed in 1999 against the Brazilian Federal Tax Authority in each of the Brazilian federal, superior, and supreme courts relating to the calculation of the social contribution on revenue and the contribution to the social integration program payable by it. These cases are currently pending. The Company has accrued approximately $39 million related to this issue and does not believe that the currently expected outcome under these lawsuits will exceed this amount or will have a material adverse effect on its financial condition, results of operations, or liquidity.

Promigas — A class action suit is pending against Promigas whereby plaintiffs seek to recover $5 million in damages resulting from a pipeline explosion caused by terrorists in October 2001. While the matter is still in the initial stage, the Company does not believe that the currently expected outcome will have a material adverse effect on its financial condition, results of operations, or liquidity. No reserves in respect to this claim have been established.

SECLP Limited Partnership — In 1995, a demand for arbitration was filed against SECLP in connection with SECLP’s alleged breach of a settlement agreement arising from a nuisance dispute over SECLP’s power plant in Puerto Plata, Dominican Republic, which was decided in favor of the plaintiff. In August 2006, a Dominican Republic appeals court ruled against SECLP, upholding the award of approximately $11 million, including accrued interest and in March 2009 the Dominican Republic Supreme Court rejected SECLP’s appeal and upheld the lower court’s ruling. The final amount of the award is currently being determined. The Company has accrued $10 million for this claim and does not believe the currently expected outcome will have a material adverse effect on its financial condition, results of operations, or liquidity.

18.	RISKS AND UNCERTAINTIES

Regulatory, Political and Operations Risk — The revenues of some of the Operating Companies are dependent on tariffs or other regulatory authorities to periodically review the prices such businesses charge customers and the other terms and conditions under which services and products are offered. Other Operating Companies rely on long-term contracts with governmental or quasi-governmental entities for all or substantially all of their revenues. Past and potential regulatory intervention and political pressures may lead to tariffs that are not compensatory or otherwise undermine the value of the long-term contracts entered into by the Company.

The political and social conditions in many of the geographic regions where AEI’s businesses are located, including Latin America, present many risks, such as civil strife, guerilla activities, insurrection, border disputes, leadership succession, turmoil, war, expropriation, and nationalization.

The central banks of most foreign countries have the ability to suspend, restrict, or otherwise impose conditions on foreign exchange transactions or to approve the remittance of currency into or out of the country. In several of the countries where AEI operates, such controls and restrictions have historically been imposed.

Additionally, the Parent Company’s future dividends and other payments from its subsidiaries could be impacted by exchange controls or similar government regulations restricting currency conversion or repatriation of profits. Changes in government, even through democratic elections, could negatively impact the future profitability and cash flows of AEI.

Concentration of Customers and Suppliers — Many of the Operating Companies individually rely upon one or a limited number of customers that provide all or substantially all of the business’ revenue. Many of these businesses also rely on a limited number of suppliers to provide natural gas, liquid fuel, LPG, and other services required for the operation of the business. In certain cases, the financial performance of these Operating Companies is dependent upon the continued performance by a customer or supplier under their long-term purchase or supply agreements. One customer under long-term power purchase agreements accounted for 13% of the Company’s consolidated revenues in 2006. The Operating Company that sold power to this customer is part of the Power Generation segment of the Company. The Company’s reportable segments are discussed further in Note 19. The loss of, or a significant modification of, one or more of the long-term purchase or supply agreements could have a material adverse impact on the Company’s results of operations and financial condition.

19.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company manages, operates and owns interest in energy infrastructure businesses through a diversified portfolio of companies worldwide. Historically, it has not reported segment information as it was a private entity. In accordance with Statement of Financial Accounting Standards No. 131 “Financial Reporting for Segments of a Business Enterprise” (FAS 131), we are presenting segment information for the first time.

As a result of the purchase of the Company by AEI closing on September 6, 2006, the segment information presented below reflects those segments reported by AEI. Such segments are based primarily on both PEI and AEI’s services and customers, operations and production processes, cost structure and channels of distribution and regulatory environment. The operating segments reported below are the segments of AEI for which separate financial data is available and for which operating results are evaluated regularly by AEI’s Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer, who together are the Chief Operating Decision Maker, in deciding how to allocate resources and in assessing performance of AEI. Due to the timing of acquisitions and the nature of our historical operations, certain segments presented below do not reflect results. The Company has presented five reportable segments: Power Distribution, Power Generation, Natural Gas Transportation, Natural Gas Distribution, and Retail Fuel as described below.

Power Distribution — This segment delivers electricity to retail customers in their respective service areas. Each of these businesses operates exclusively in a designated service area based on a concession agreement. Under the majority of our concession agreements, our electric distribution companies are entitled to a full pass-through of non-controllable costs, including purchased power costs. Tariffs are reviewed by the regulator periodically and adjusted to ensure that the concessionaire is able to recover reasonable costs. These businesses operate and maintain an electric distribution network under the concession, and bill customers directly via consumption and/or demand charges.

Power Generation — The segment generates and sells wholesale power primarily to large off-takers, such as distribution companies. Each of the businesses in this segment sells substantially all of its generating capacity under long-term contracts primarily to state-owned entities. These businesses use different types of fuel (hydro, natural gas and liquid fuel) and different technologies (turbines and internal combustion engines) to convert the fuel to electricity. Generally, off-take agreements are structured to minimize our business exposure to commodity fuel price volatility.

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

Natural Gas Distribution — This segment is involved in the distribution and sale of gas to retail customers. Each of these businesses operates a network of gas pipelines, delivers gas directly to a large number of residential, industrial and commercial customers, and directly bills these customers for connections and volumes of gas provided. These businesses are regulated and typically operate on long-term concessions giving them an exclusive right to deliver gas in a designated service area.

Retail Fuel — This business distributes and sells gasoline, LPG and CNG. These businesses service both owned and affiliated retail outlets with a fleet of bulk-fuel distribution vehicles. The Company uses both revenue and operating income as key measures to evaluate the performance of its segments. Segment revenue includes inter-segment sales. Operating income is defined as total revenue less cost of sales and operating expenses (including depreciation and amortization, taxes other than income, and losses on disposition of assets). Operating income also includes equity in earnings of unconsolidated affiliates due to our integral operations in these affiliates.

Headquarter and Other expenses include corporate interest, general and administrative expenses related to corporate staff functions and/or initiatives — primarily executive management, finance, legal, human resources, information systems, staff incentive payments and certain businesses which are immaterial for the purposes of separate segment disclosure. It also includes the effects of eliminating transactions between segments including certain generation facilities, on one side, and distributors and/or gas services on the other, and inter-company interest and management fee arrangements between the operating segments and corporate.

The table below presents Revenues by business segment. Segment eliminations for intercompany transactions between segments are included in Headquarters and Other. There are no Natural Gas Distribution segment revenues as this segment relates primarily to Promigas, which is an equity investment (U.S. dollars in millions):

249 Days Ended
September 6, 2006
(In millions)

Power Distribution	$735
Power Generation	632
Natural Gas Transportation	53
Natural Gas Distribution	—
Retail Fuel	47
Headquarter and Other	(53)

Total Revenues	$1,414

The table below presents summarized financial data about our reportable segments:

	Power	Power	Nat. Gas.	Nat. Gas.	Retail	Headquarters
249 Days Ended September 6, 2006	Dist.	Gen.	Trans.	Dist.	Fuel	and Other	Total
				(In millions)

Operating income	$228	$118	$43	$3	$11	$(38)	$365
Equity in earnings	—	4	17	3	4	7	35
Depreciation/Amortization	25	29	5	—	3	1	63
Interest income	48	19	4	—	—	11	82
Interest expense	(59)	(34)	(15)	—	(6)	18	(96)
Capital expenditures	(67)	(1)	—	—	(4)	—	(72)

The table below presents revenues of the Company’s consolidated subsidiaries by geographical location for the 249 days ended September 6, 2006. Revenues are recorded in the country in which they are earned and assets are recorded in the country in which they are located. Intercompany revenues between countries have been eliminated in Other.

Revenues
249 Days Ended
September 6, 2006

Brazil	$875
Dominican Republic	100
Panama	78
Guatemala	97
Turkey	233
Other	31

Total	$1,414

20.	SUBSEQUENT EVENTS

Acquisition of PEI — On October 12, 2005, Ashmore Energy International Limited (“AEIL,” formerly known as Elektra Energy International Limited) was formed by Ashmore Investment Management Limited (“Ashmore”) to act as a holding company for certain energy-related assets acquired by the Ashmore Funds, including Elektra, and to act as a platform to acquire PEI and the 15 operating businesses in which PEI had a substantive interest. In 2006, AEIL acquired PEI from Enron Corp. and certain of its subsidiaries (collectively, “Enron”) in two stages, accounted for as a purchase step acquisition, as follows:

•	Stage 1 (completed May 25, 2006) — AEIL acquired 24.26% of the voting capital and 49% of the economic interest in PEI.

•	Stage 2 (completed September 7, 2006) — AEIL acquired the remaining 75.74% of the voting capital and 51% of the economic interest.

Due to the requirement to obtain certain governmental / regulatory approvals and consents from PEI’s partners and lenders, which were obtained between the completion of Stage 1 and Stage 2, AEIL was permitted to, and did not, control the PEI operating businesses until the completion of Stage 2 of the acquisition, although AEIL had significant influence over PEI’s operating and financial policies as a result of its appointment of three of seven directors and certain officers, including the Chief Executive Officer. During that period, PEI remained controlled by Enron and its affiliates.

Promigas — On May 23, 2006, the Company dividended a Holding Company that holds shares representing a 33.04% ownership interest in Promigas to Enron. In accordance with the Share Purchase Agreement between Enron, AEIL, and PEI, Enron commenced a public auction of these Promigas shares through the Colombian Stock Exchange shortly after the Second Closing. In December 2006, the Company purchased these shares based on the terms established in a pre-bid agreement along with an additional 9.94% ownership interest for an aggregate amount of $510 million.

The Company was required to maintain a portion of the proceeds received from the $1 billion loan in a separate cash collateral account, which were used solely for the purpose of funding the acquisition of the Promigas shares.

SECLP — On February 27, 2007, AEI increased its ownership interest in SECLP from 85% to 100% through an acquisition of the interest held by its joint venture partners for approximately $11 million, subject to adjustments based upon the actual net assets of the businesses at the acquisition date. In conjunction with AEI’s purchase of SECLP, AEI also increased its ownership interest in Smith/Enron O&M Limited Partnership from 50% to 100% through an acquisition of the interest held by its joint venture partners for approximately $3 million, subject to adjustments based upon the actual net assets of the businesses at the acquisition date.

Elektro — In December 2006, the Brazilian National Social Security Institute notified Elektro about several labor and pension issues raised during a two-year inspection. The penalty amount notified is approximately $24 million. The Company believes it has a meritorious defense to this claim and will defend it vigorously; however, there can be no assurance that it will be successful in its efforts. No reserves in respect to this claim have been established.

Trakya — During 2005, Trakya was subject to a formal tax investigation covering the period July 2003 to September 2005. In May 2006 (following the completion of the tax investigation), Trakya was presented with summary reports assessing significant additional tax payments plus interest and penalties. Trakya applied to the Reconciliation Committee of Ministry of Finance and, on November 22, 2006, reached an agreement with the Turkish tax authorities that resulted in a net payment of TRY 12 million including interest in full settlement for all tax issues raised in the tax investigation. Consequently, the Company incurred additional taxes and interest in the amount of U.S. $15 million in December 2006.

Sociedad de Inversiones en Energía (SIE) — On December 5, 2006, Promigas signed an Integration Agreement and a Shareholders Agreement in which it agreed to exchange its shares of Gazel S.A., which is 100% owned by Promigas, for an incremental 16.81% equity participation in Sociedad de Inversiones en Energía (“SIE”). After the transaction is completed, Promigas will own a 54% direct interest in SIE. Promigas has historically accounted for SIE under the equity method of accounting. Once the transaction is consummated, Promigas will consolidate SIE. The transaction is subject to regulatory approval.

PQP — In August and September 2007, AEI acquired a 25% additional indirect interest in PQP by exercising its right of first refusal under an agreement with subsidiaries of Globeleq Ltd. Subsequently, AEI acquired an additional 20% indirect interest in PQP from Centrans Energy Services (“Centrans”). Upon closing of the transactions, AEI increased its indirect ownership in PQP from 55% to 100%.

Corinto — In August and September, AEI acquired a 30% indirect interest in Corinto by exercising its right of first refusal under an agreement with subsidiaries of Globeleq Ltd. Subsequently, AEI sold half of the interest acquired through the right of first refusal exercise to Centrans. Upon closing of the transactions, AEI increased its indirect ownership in Corinto from 35% to 50%.

Vengas — On October 4, 2007, AEI and Petroleos de Venezuela (“PDVSA”) signed a purchase agreement pursuant to which AEI agreed to sell its entire share in Vengas S.A. (“Vengas”) to PDVSA GAS S.A. The transaction is expected to close in the fourth quarter of 2007.

Cuiaba Integrated Project — On October 1, 2007, the Company received a notice from Furnas purporting to terminate the power purchase agreement as a result of the current lack of gas supply from Bolivia. The Company disagrees with Furnas’ position and is vigorously opposing Furnas’ efforts to terminate the agreement. If the Company is unable to secure an adequate supply of gas to EPE or find acceptable alternative sources of fuel supply, or the Company is unable to satisfactorily resolve our dispute with Furnas, the operations of the Cuiaba Integrated Project will be materially adversely effected. Under these circumstances, there will be a corresponding impact on the Company’s financial performance and cash flows. The Company is unable, at this time, to predict the ultimate impact or duration of the current issues at the Cuiaba Integrated Project.

Poland — The Polish government has been working on restructuring the Polish electric energy market since the beginning of 2000 in an effort to introduce a competitive market in compliance with European Union legislation. Legislation has recently been passed that would allow for power generators producing under long-term contracts to voluntarily terminate their contracts subject to payment of compensation for stranded costs. The legislation became effective as of August 4, 2007. Stranded costs compensation would be based upon the capital expenditures incurred before May 1, 2004, which could not be recovered from future sales in the free market, and would be paid in quarterly installments. The maximum compensation attributable to Nowa Sarzyna under the current proposal would be 1.12 billion Polish zloty (approximately $384 million).

The European Commission recently completed the formal proceedings to investigate whether the Polish government’s plans and whether the long-term contracts themselves constitute illegal state aid. Pursuant to the European Commission’s decision dated September 25, 2007, long-term contracts were declared as illegal state aid. In the same decision the above-mentioned Polish legislation allowing for termination of long-term contracts upon compensation was declared to be a state aid measure compatible with relevant EU legislation. In the decision Poland has been obliged to terminate the long-term contracts by the end of 2007 (such termination becoming effective as of April 1, 2008) and the entities which voluntarily terminate their contracts within that period will not be obliged to return the aid already received. The entities that do not elect to terminate their long-term contracts will be obliged to return state aid received after May 1, 2004 and it is possible that they would not be entitled to continue the performance of their long-term contracts. The Company is still analyzing the legislation as well as its economical consequences, before deciding whether it will voluntarily terminate its contract. The Company believes that, if it decides to terminate the long-term contract in line with the above legislation, the currently expected outcome under the above restructuring will not have any material adverse effect on its financial condition, results of operations, or liquidity.

Elektro — During Elektro’s August 2007 tariff review, Elektro’s tariff for residential and small commercial customers was reduced by 20.65% and the tariffs for large customers were reduced between 13.57% and 21.62% depending on their load modulation. The average reduction considering all customer segments was 17.2%.

******

Item 19.  Exhibits

In reviewing the agreements included as exhibits to this annual report on Form 20-F/A, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

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

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about us may be found elsewhere in this annual report on Form 20-F/A and in our future public filings, which will be made available without charge through the SEC’s website at http://www.sec.gov.

Exhibit No.		Description

1.1	*	Amended and Restated Articles of Association of AEI dated December 20, 2007
1.2	*	Amended and Restated Memorandum of Association of AEI dated December 20, 2007
2.1	*	Amended and Restated Registration Rights Agreement by and among AEI and certain Investors dated December 29, 2006
4.1	**	Amended and Restated Credit Agreement, dated June 6, 2008, among AEI, AEI Finance Holding LLC, various financial institutions as lenders, Credit Suisse, Cayman Islands Branch, JP Morgan Chase Bank, N.A.
4.2	*	AEI 2007 Incentive Plan effective as of January 23, 2007, as amended on August 23, 2007
4.3	*	2005 Prisma Energy International Inc. Sales Incentive Plan effective as of August 18, 2005 as amended on May 22, 2006
4.4	*	2004 Prisma Energy International Inc. Stock Incentive Plan effective as of September 30, 2004 as amended on August 18, 2005 and May 22, 2006
4.5	*	Distribution Concession Contract No. 187/98, dated August 27, 1998, between ANEEL and Elektro Eletricidade e Servicos S.A., as amended
4.6	*	Distribution First Amendment to Concession Contract No. 187/98, dated December 14, 1999, between ANEEL and Elektro Electricidade e Servicos S.A.
4.7	*	Distribution Second Amendment to Concession Contract No. 187/98, dated July 12, 2005 between ANEEL and Elektro Electridade e Servicos S.A.
4.8	*	Distribution Third Amendment to Concession Contract No. 187/98, dated December 18, 2007, between ANEEL and Elektro Eletricidade e Servicos S.A.
4.9	*	Second Amended and Restated Shareholders Agreement, dated May 9, 2008, among AEI and the shareholders of AEI identified therein
4.10	*	2006 Restricted Stock Agreement
4.11		Note Purchase Agreement, dated as of May 24, 2007, by and among AEI and the Purchaser named therein
4.12		First Amendment to the Note Purchase Agreement, dated as of [ ], 2009 by and among AEI and Holders named therein

Exhibit No.	Description

12.1	Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of James Hughes, Chief Executive Officer (Principal Executive Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of John G. Fulton, EVP, Finance and Treasury (Principal Financial Officer) of AEI, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
21	List of Subsidiaries of AEI

*	Previously filed as an exhibit to the Company’s registration statement on Form 20-F (File No. 000-53606) filed with the SEC on March 27, 2009 and incorporated herein by reference.

**	Previously filed as an exhibit to the Company’s annual report on Form 20-F/A (File No. 000-53606) filed with the SEC on June 17, 2009 and incorporated herein by reference.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

Date: August 17, 2009

AEI

By:	/s/ James A. Hughes
Name:     James A. Hughes

Title:	Chief Executive Officer